FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ITEM 1

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2002, filed on June 30, 2003, with the U.S. Securities and Exchange Commission, which we refer to as our 2002 Form 20-F in this report, and our unaudited interim financial statements as of and for the nine months ended September 30, 2003 included as Item 6 in this current report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the SVS, which together differ in certain important respects from U.S. GAAP. Note 34 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2002 in the following table have been restated in constant Chilean pesos as of December 31, 2002 and are presented with a reconciliation to U.S. GAAP. Financial data as of or for the nine month period ended September 30, 2003 and September 30, 2002 have been restated in constant Chilean pesos as of September 30, 2003 and are presented with a reconciliation to U.S. GAAP. The financial information restated in constant Chilean pesos as of December 31, 2002 has not been restated again as of September 30, 2003 because we believe the effect of such restatement would not be significant. The change in the official consumer price index of the Chilean Instituto Nacional de Estadísticas, which is the inflation index applicable for the restatement of financial information, during the nine months ended September 30, 2003 was 1.2%.

     All data, except ratios and operating data, are in millions. For the convenience of the reader, the table below contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” on our 2002 Form 20-F. The Observed Exchange Rate reported by the Central Bank for September 30, 2003 was Ch$660.97 per US$1.00. All data presented in U.S. dollars as of and for the five years ended December 31, 2002 and as of and for the nine months ended September 30, 2002 and 2003 are translated at the Observed Exchange Rate of Ch$660.97 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this current report could have been or could be converted into U.S. dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see the section of our 2002 Form 20-F entitled “Item 3. Key Information — A. Selected Financial Data. — Exchange Rates.”

     In 2003, we sold Compañía Eléctrica del Río Maipo or Río Maipo and Infraestructura Dos Mil S.A. or Infraestructura 2000, and, as a result, these companies ceased to be reflected in our financial statements with effect from January 1, 2003. In 2000, we sold our electricity transmission company, Transelec, and as a result this company ceased to be reflected in our financial statements as of and for the year ended December 31, 2000.

     The unaudited information for the nine-month periods ended September 30, 2002 and 2003 includes all adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for the fair presentation of such information. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or any other period.

     The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2002, which affect the comparability of the data presented below. Beginning January 1, 2000, the Company adopted new accounting policies concerning accounting for deferred taxes in accordance with new Chilean accounting rules. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Income and Deferred Taxes” in our 2002 Form 20F.

	For the year ended December 31,

	1998	1999	2000	2001	2002	2002

						(millions of
	(millions of constant Ch$ of December 31, 2002)					US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Sales(2)	1,766,446	2,524,875	2,757,047	3,059,380	2,485,873	3,760.9
Cost of operations	(1,074,913)	(1,775,516)	(1,895,035)	(2,025,312)	(1,730,050)	(2,617.4)
Administrative and selling expenses	(148,134)	(272,114)	(309,263)	(279,524)	(223,179)	(337.7)
Operating income	543,399	477,245	552,749	754,544	532,644	805.9
Equity in income of related Companies, net	26,434	1,720	77	(10,700)	8,264	12.5
Goodwill amortization	(23,784)	(58,302)	(71,714)	(80,576)	(506,334)	(766.1)
Interest (expense) income, net	(209,554)	(378,956)	(450,597)	(396,208)	(354,252)	(536.0)
Price-level restatement, net	(20,817)	(154,409)	(16,503)	(28,368)	(11,145)	(16.9)
Other non-operating income (expense), net	16,894	144,935	369,326	10,765	66,947	101.3
Income before income taxes, minority interest and amortization of negative goodwill (3)	332,572	32,233	383,338	249,457	(263,886)	(399.2)
Income taxes	(82,703)	(94,780)	(146,323)	(129,850)	(66,017)	(99.9)
Extraordinary loss	—	—	—	—	(22,376)	(33.9)
Minority interest	(183,243)	(62,691)	(184,000)	(125,153)	16,283	24.6
Amortization of negative goodwill	36,149	38,335	42,646	47,700	112,248	169.8
Net income (loss)	102,775	(86,903)	95,661	42,154	(223,748)	(338.5)
U.S. GAAP (4):
Operating income	557,870	303,261	769,194	805,098	(216,055)	(326.9)
Equity in income of equity affiliates	31,896	(5,387)	77	(28,176)	23,294	35.2
Income taxes	(79,141)	(60,572)	(232,331)	(220,247)	(2,755)	(4.2)
Net income (loss) from continuing operations	113,842	(96,010)	74,172	2,805	(330,076)	(499.3)
Income (loss) from discontinued operations net of tax and minority interest	(1,464)	1,111	260	284	166	0.2
Net income (loss)	112,378	(94,899)	74,432	3,089	(329,910)	(499.1)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the nine months ended
	September 30,

	2002	2003	2003

	(millions of constant Ch$ of		(millions of
	September 30, 2003)		US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Sales(2)	2,040,814	1,860,294	2,814.5
Cost of operations	(1,418,503)	(1,303,162)	(1,971.6)
Administrative and selling expenses	(161,136)	(129,252)	(195.5)
Operating income	461,175	427,880	647.4
Equity in income of related Companies, net	58	20,911	31.6
Goodwill amortization	(64,229)	(40,266)	(60.9)
Interest (expense) income, net	(277,507)	(270,822)	(409.7)
Price-level restatement, net	(10,867)	(7,779)	(11.8)
Other non-operating income (expense), net	121,637	(21,147)	(32.0)
Income before income taxes, minority interest and amortization of negative goodwill (3)	230,267	108,777	164.6
Income taxes	(83,507)	(77,410)	(117.1)
Extraordinary loss	(24,235)	—	0.0
Minority interest	(146,161)	(53,666)	(81.2)
Amortization of negative goodwill	41,094	47,836	72.4
Net income (loss)	17,458	25,537	38.6
U.S. GAAP (4):
Operating income	198,327	364,090	550.8
Equity in income of equity affiliates	25,343	68,467	103.6
Income taxes	(59,031)	(30,543)	(46.2)
Net income (loss) from continuing operations	17,087	107,123	162.1
Income (loss) from discontinued operations net of tax and minority interest	(174)	(49)	(0.1)
Net income (loss)	16,913	107,074	162.0

	As at December 31,

	1998	1999	2000	2001	2002	2002

						(millions of
		(millions of constant Ch$ of December 31, 2002)				US$)(1)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	8,489,490	12,367,931	11,755,354	12,759,800	12,621,165	19,094.9
Long-term liabilities	3,825,427	6,170,757	5,224,792	5,832,363	5,413,608	8,190.4
Minority interest	3,012,495	4,005,372	3,730,725	4,073,571	4,050,603	6,128.3
Total shareholders’ equity	894,305	776,800	1,168,761	1,214,562	1,005,580	1,521.4
U.S. GAAP(4):
Total assets	2,929,409	12,221,812	11,830,179	13,089,810	12,313,073	18,628.8
Long-term liabilities	1,103,830	6,172,364	5,470,918	6,408,876	5,205,849	7,876.1
Minority interest	500,725	3,901,091	3,569,739	3,976,904	4,270,494	6,460.9
Total shareholders’ equity	845,920	774,197	1,131,339	1,154,674	852,134	1,289.2

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As at September 30,

	2002	2003	2003

	(millions of constant Ch$		(millions of
	of September 30, 2003)		US$)(1)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	13,921,052	11,653,710	17,631.2
Long-term liabilities	5,701,839	4,331,091	6,552.6
Minority interest	4,535,580	3,690,105	5,582.9
Total shareholders’ equity	1,281,591	2,470,955	3,738.4
U.S. GAAP(4):
Total assets	14,287,561	11,613,818	17,570.9
Long-term liabilities	5,635,269	4,057,459	6,138.6
Minority interest	4,823,431	3,920,274	5,931.1
Total shareholders’ equity	1,217,465	2,413,380	3,651.3

			As of or for the year ended				As of or for the nine months
	December 31,						ended September 30,

	1998	1999	2000	2001	2002	2002	2002	2003	2003

							(millions of constant Ch$ of
	(millions of constant Ch$ of December 31, 2002,					(millions of	September 30, 2003, except		(millions of
	except for ratios and operating data)					US$)(1)	ratios and operating data)		US$)(1)
OTHER CONSOLIDATED FINANCIAL DATA
Chilean GAAP:
Capital expenditures	221,667	399,729	343,010	341,554	317,915	481.0	215,856	198,893	300.9
Depreciation and amortization	253,951	403,206	434,695	434,052	464,860	703.3	367,186	333,673	504.8
Ratio of earnings to fixed charges (5)	1.53	0.97	1.42	1.33	0.64	—	1.30	1.20	—
U.S. GAAP(4):
Ratio of earnings to fixed charges (5)	1.44	0.86	1.48	1.48	0.24	—	0.84	1.11	—
Capital expenditures	221,668	399,729	343,010	341,554	317,915	481.0	215,856	198,893	300.9
Depreciation and amortization	238,369	439,375	487,827	494,686	1,037,303	1,569.4	400,004	291,827	441.5

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$660.97 per U.S. dollar, the Observed Exchange Rate for September 30, 2003 for amounts given as of December 31, 2002, and for amounts given as of or through September 30, 2003. You should not construe the translation of currency amounts in this offering memorandum to be representations that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)	“Sales” as shown on our statements of income in our 2002 Form 20-F and in our unaudited interim consolidated statements of income for the nine months ended September 30, 2003 and September 30, 2002.

(3)	“Income before income taxes, minority interest and amortization of negative goodwill” as shown in our audited consolidated statements of income in our 2002 Form 20-F and “Income before income taxes” in our unaudited interim consolidated statements of income for the nine months ended September 30, 2003 and September 30, 2002.

(4)	See “Item 5. Operating and Financial Review and Prospects — Price-level restatement and foreign exchange translation” and Note 34 in our 2002 Form 20-F for a discussion of how our revenues and balance sheet can be impacted by accounting differences under Chilean and U.S. GAAP. The two most significant adjustments that result from reconciling our Chilean GAAP accounts to U.S. GAAP relate to accounting for amortization of goodwill discussed in paragraphs (g), (h) and (II-o) of Note 34 and accounting for derivative instruments discussed in paragraphs (p) and (II-k) of Note 34 to the audited consolidated financial statements.

(5)	A ratio of earnings to fixed charges is an analytical tool to assist investors in evaluating our ability to meet the interest requirements of debt securities. For the purpose of computing the ratios of earnings to fixed charges, earnings includes pretax income (or loss) from continuing operations (i.e., pretax income excluding the effects of discontinued operations, extraordinary items, undistributed earnings in equity-method investees and the cumulative effect of accounting changes) and fixed charges reduced by the amount of interest capitalized during the period. Fixed charges include interest expenses, including capitalized interest, amortization of discounts or premiums on indebtedness and issuance costs. In 1999, achieving a one to one ratio of earnings to fixed charges would have required Ch$16,122 million and Ch$70,736 million in additional earnings according to Chilean and U.S. GAAP, respectively, while in 2002, achieving this ratio would have required additional earnings of Ch$181,327 million and Ch$385,651 million according to Chilean and U.S. GAAP, respectively. In the nine months ended September 30, 2002 achieving the one to one ratio of earnings to fixed charges would have required additional earnings of Ch$ 24,773 million according to U.S. GAAP.

ITEM 2

Enersis’ Results of Operations for the Nine Months Ended
September 30, 2002 and September 30, 2003

     The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2002 Form 20-F, our unaudited interim consolidated financial statements included as Item 6 in this current report, the “Selected Consolidated Financial and Operating Data” included as Item 1 in this current report and “Item 5. Operating and Financial Review and Prospectus” in our 2002 Form 20-F. Our financial statements are prepared in accordance with Chilean GAAP, which differ in certain respect from U.S. GAAP. See Note 34 to our audited consolidated financial statements, included in the 2002 Form 20-F.

Introduction

     Our results of operations are significantly influenced by the regulatory structure for the generation, transmission, distribution and pricing of electricity in Chile, Argentina, Brazil, Colombia and Peru, the principal countries in which we and our related companies operate. Factors such as the pricing of electricity sales to regulated and unregulated customers and in the spot market and the mix of contract and spot market sales, among others, have a material impact on our financial results. Accordingly, the following discussion should be read in conjunction with our discussion of the regulatory structures of the countries in which we operate in “Regulatory Framework” included as Item 5 in this current report.

     Our results are also influenced by a variety of other factors not directly related to regulatory structures, such as our business strategy and the effect of hydrological conditions on operations, economic conditions in the countries in which we operate, variations in exchange rates among the Chilean peso, the U.S. dollar and the local currencies of the countries in which we operate outside Chile, government policies, accounting policies and the effects of competition. In particular, such exchange rate variations, if significant, affect the amounts of revenues and expenses reported in our consolidated financial statements from our operations in Argentina, Brazil, Colombia and Peru. As a consequence, currency fluctuations in these countries affect the comparability of our results of operations from period to period.

Overview

     Our results for the nine month period ended September 30, 2003, when compared to the same period in 2002, were significantly affected by reductions in reported revenues and expense and by non-cash losses arising, in both cases, from exchange rate movements, as well as the sales of our interests in early 2003 of Río Maipo, Central Hidroeléctrica Canutillar, or Canutillar, and Infraestructura 2000. The negative impact of exchange rate movements in these reductions and losses reflects the application of Technical Bulletin No. 64, which requires that, in preparing our consolidated financial statements, we restate foreign investments by first translating foreign currency amounts in respect of foreign subsidiaries and investees to U.S. dollars at historical rates of exchange (in the case of non-monetary assets and liabilities) and period-end rates (in the case of monetary assets and liabilities) and then translating the U.S. dollar amounts to Chilean pesos at the period-end rate of exchange. Income and expense accounts are translated to U.S. dollars at average rate of exchange between the U.S. dollar and local currency and the resulting U.S. dollar amount is then translated to Chilean pesos at period-end exchange rate.

     The translation to Chilean pesos of our foreign subsidiaries’ financial statements had two principal effects on the comparability of our results in the 2002 and 2003 periods. First, the 11.7% appreciation of the Chilean peso against the U.S. dollar from Ch$748.73 to US$1 at September 30, 2002 to Ch$660.97 to US$1 at September 30, 2003, reduced reported revenues and expenses from our non-Chilean subsidiaries as included in our consolidated financial statements because of the effect of translating those amounts from U.S. dollars to Chilean pesos at period end exchange rates. This effect was not offset by movements in the average rate of exchange between the local currencies and the U.S. dollar. The second such principal effect was the generation of non-cash losses, reported under non-operating income, of Ch$57.6 billion in the 2003 period (compared to non-cash gains of Ch$216.1 billion in the 2002 period) from the effect on translation of our foreign subsidiaries’ monetary assets and liabilities of the appreciation against the U.S. dollar, measured by period-end exchange rates, of local currencies in the jurisdictions in which those subsidiaries operate. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Technical Bulletin No. 64” of our 2002 20-F.

•	Our operating revenues amounted to Ch$1,860.3 billion for the nine month period ended September 30, 2003, which represents a decrease of Ch$180.5 billion, or 8.8%, compared to the same period in 2002. Despite increased levels of demand in our electricity distribution subsidiaries and increased physical energy sales by our generation subsidiaries, revenues in Chilean peso terms declined, mainly because of the effect of the 11.7% appreciation of the Chilean peso against the U.S. dollar from September 30, 2002 to September 30, 2003 arising under Technical Bulletin No. 64.

•	Operating income decreased by 7.2% to Ch$427.9 billion for the first nine months of 2003 due to the deconsolidation of Rio Maipo and Infraestructura 2000, and due to the effect of the appreciation of the Chilean peso against the U.S. dollar in the same period.

•	Our non-operating expenses amounted to Ch$319.1 billion for the nine month period ended September 30, 2003, which represents an increase of Ch$88.2 billion, or 38.2%, compared to the same period in 2002, mostly because of non-cash losses arising under Technical Bulletin No. 64 from the appreciation from period end to period end of the Brazilian real and Colombian peso against the U.S. dollar. These losses were partly offset by a Ch$88.1 billion gain resulting from the sale of Río Maipo, a Chilean distribution company, and by the absence in 2003 of loss provisions taken in 2002 in connection with the Argentine and Brazilian economic turmoil.

•	Our net income amounted to Ch$25.5 billion for the nine month period ended September 30, 2003, which represents an increase of Ch$8.1 billion, or 46.3%, compared to the same period in 2002, mostly due to the non-recurrence in 2003 of an extraordinary item in 2002 amounting to Ch$24.2 billion paid by our Colombian subsidiaries in connection with antiterrorist taxes imposed by the Colombian government in 2002, lower minority interest, lower taxes and higher amortization of negative goodwill, offset in part by the decrease in operating income and increase in non-operating expenses described above.

  Revenues from operations

     Our revenues from operations are derived principally from electricity generation and distribution. Generation revenues are derived principally from the sale of electricity. Electricity distribution operating revenues consist of resale of electricity and Value Added from Distribution, or VAD, revenues. Resale of electricity revenues consist of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies. VAD revenues consist of revenues related to the recovery of costs and return on investment associated with distribution assets and allowed losses under the current tariff regulations. Other revenues derived from our distribution services consist of charges related to new connections and maintenance and leases of meters.

     The table below presents for the periods indicated the breakdown of physical sales of electricity by our distribution subsidiaries and percentage changes from period to period.

	Physical sales during
	Nine months ended September 30,

	2002	2003	% Change

	(GWh)
Chile	7,400	7,813	5.6%
Argentina(1)	9,165	9,500	3.7%
Brazil	9,299	10,108	8.7%
Colombia	6,726	6,869	2.1%
Peru	2,894	2,953	2.0%

(1) Includes toll revenues.

     The table below presents, for the periods indicated, the breakdown of our revenues from operations and the percentage changes from period to period.

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	318,406	319,013	0.2%
Non-electricity subsidiaries (Chile)(1)	69,826	48,956	(29.9)%

Total revenues from operations (Chile) (excluding Endesa-Chile)	388,232	367,969	(5.2)%

Edesur (Argentina)	165,808	151,273	(8.8)%
Distrilima/Edelnor (Peru)	162,210	146,940	(9.4)%
Cerj (Brazil)	299,742	257,622	(14.1)%
Investluz/Coelce (Brazil)	196,001	164,709	(16.0)%
Luz de Bogotá/Codensa (Colombia)	260,367	216,205	(17.0)%
Total revenues from operations (excluding Chile and Endesa-Chile)	1,084,128	936,749	(13.6)%

Endesa-Chile	736,202	732,422	(0.5)%

Less: intercompany transactions	(167,748)	(176,846)	5.4%

Endesa-Chile (net of consolidating eliminations)	568,454	555,576	(2.3)%

Total revenues from operations	2,040,814	1,860,294	(8.8)%

(1)	Includes revenues from operations of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda. and Inmobiliaria Manso de Velasco Limitada.

     Revenues from operations of our Chilean distribution subsidiaries (Chilectra S.A., or Chilectra, and Río Maipo in 2002 and only Chilectra for 2003) were largely unchanged from Ch$318.4 billion in the first nine months of 2002 to Ch$319.0 billion during the same period in 2003. We sold Río Maipo in April 2003. In accordance with Chilean GAAP, the 2002 period includes nine months of Río Maipo results and the 2003 period includes no results of Río Maipo. In the 2002 period, Río Maipo contributed Ch$13.3 billion revenues to our consolidated revenues. The gain from the sale of Río Maipo is reflected in Enersis’ non-operating income in 2003. Revenues in the 2003 period reflect an increase of resales of electricity of 6.6%, from Ch$180.1 billion in the first nine months of 2002 to Ch$192.1 billion during the same period in 2003, explained by a 5.6% increase in physical sales in Chilectra’s concession, from 7,400 GWh in the first nine months of 2002 to 7,813 GWh during the same period in 2003. The increase in physical sales was driven by 22,355 new customers, and a 3.8% increase in the average per capita electricity consumption in our Santiago concession area. The increase in resale revenues was almost entirely offset by a decrease in VAD revenues, as well as reduced levels of sales derived from non-electricity businesses. VAD revenues decreased by 7.5%, from Ch$125.6 billion in the first nine months of 2002 to Ch$116.2 billion during the same period in 2003, primarily because Río Maipo contributed VAD in the 2002 period and did not during the 2003 period. The non-recurrence in 2003 of Ch$12.8 billion in Río Maipo VAD recorded in 2002 was only partly offset by an incremental Ch$3.5 billion in VAD associated with Chilectra, from a total of Ch$112.7 billion in the first nine months of 2002 to Ch$116.2 billion during the same period in 2003. In addition, distribution company revenues derived from non-electricity sales, related to items such as electricity meters and customer connections, decreased by 15.0%, from Ch$12.7 billion in the first nine months of 2002 to Ch$10.8 billion during the same period in 2003.

     Revenues from operations for our Argentine electricity distributor, Empresa Distribuidora Sur S.A., or Edesur, decreased by 4.8%, from Ch$165.8 billion in the first nine months of 2002 to Ch$151.3 billion during the same period in 2003. Physical sales at Edesur, including toll-related revenues, increased by 3.7%, from 9,165 GWh in the first nine months of 2002 to 9,500 GWh during the same period in 2003. This increase is primarily explained by 28,780 new customers, a 1.4% increase, and a 2.2% increase in average per capita consumption. The effect of the increased demand was offset in Chilean peso terms primarily by a Ch$18.9 billion decrease in revenues arising from the strong appreciation of the Chilean peso against the U.S. dollar in the periods under comparison.

     Revenues from operations of Distrilima S.A., or Distrilima, our Peruvian subsidiary that consolidates the electricity distribution company Empresa de Distribución Eléctrica de Lima Norte S.A.A., or Edelnor, decreased by 9.4%, from Ch$162.2 billion in the first nine months of 2002 to Ch$146.9 billion during the same period in 2003. Physical sales increased by 2.0%, from 2,894 GWh in the first nine months of 2002 to 2,953 GWh during the same period in 2003. This is explained by an increase of 7,198 customers, an increase of our customer base by 0.8%, as well as a higher per capita consumption of 1.2%. The effect of the increased demand was offset in Chilean peso terms primarily because of a Ch$18.5 billion decrease in revenues arising from the strong appreciation of the Chilean peso against the U.S. dollar in the periods under comparison.

     Revenues from operations of our Brazilian distribution subsidiary, Companhia de Electricidade do Rio de Janeiro S.A., or Cerj, decreased by 14.1%, from Ch$299.7 billion in the first nine months of 2002 to Ch$257.6 billion during the same period in 2003. Similarly, the revenues of Companhia Energética do Ceará S.A., or Coelce, our other Brazilian distribution subsidiary, decreased by 16.0%, from Ch$196.0 billion in the first nine months of 2002 to Ch$164.7 billion during the same period in 2003. The aggregate of our Brazilian distribution subsidiary physical sales increased by 8.7%, from 9,299 GWh in the first nine months of 2002 to 10,108 GWh during the same period in 2003, reflecting an increase in new paying customers in Brazil of 9.0%, or 336,272 customers, with a constant per capita consumption level. In addition, our average tariffs in Brazil increased in local currency terms. The effect of these increases in physical sales and tariffs was offset by a Ch$56.5 billion decrease in revenues resulting from the appreciation of the Chilean peso against the U.S. dollar. In addition, both Cerj and Coelce received non-recurrent tariff compensations in 2002, of approximately Ch$19.2 billion and Ch$15.3 billion, respectively, which did not occur in 2003. These compensations in 2002 were made pursuant to a plan from the Brazilian regulatory authorities to compensate in part electricity distributors for the rationing that took place during 2001 and the first quarter of 2002.

     Codensa S.A. E.S.P., or Codensa’s operating revenues decreased by 17.0%, from Ch$260.4 billion in the first nine months in 2002, to Ch$216.2 billion during the same period in 2003, reflecting a 2.1% increase in physical sales driven by an increase of 63,232 new customers, but a 1.2% decrease in average per capita consumption. The effect of the increased demand in Colombia was offset in Chilean peso terms primarily because of a Ch$30.9 billion decrease in revenues resulting from the strong appreciation of the Chilean peso against the U.S. dollar in the periods under comparison and a decline in the average selling price in local currency terms.

     Our revenues from Empresa Nacional de Electricidad S.A., or Endesa-Chile, our generation company, decreased by 2.3%, from Ch$568.5 billion in the first nine months of 2002 to Ch$555.6 billion during the same period in 2003. Our generation segment accounted for approximately 28% of our total consolidated revenues in 2002 compared to approximately 30% in 2003. For a discussion of Endesa-Chile’s revenues from operations, see “ — Endesa-Chile’s Results of Operations for Nine Months Ended September 30, 2002 and 2003 — Revenues from operations.”

     Total operating revenues decreased by 8.8%, or Ch$180.5 billion, from Ch$2.0 trillion in the first nine months of 2002 to approximately Ch$1,860.3 billion during the same period in 2003. Although all of our electricity distribution companies recorded lower operating revenues in 2003 in relation to 2002, the largest decreases took place in Colombia and Brazil.

   Cost of operations

     Cost of operations consists principally of electricity purchases from third parties, salaries, depreciation and amortization, maintenance costs, materials and equipment. The cost of purchases of electricity and other purchases from Endesa-Chile and its affiliates has been eliminated.

     The table below sets forth the breakdown of costs of operations for the first nine months of 2002 and 2003 and the percentage change from period to period.

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	200,523	210,036	4.7%
Non-electricity subsidiaries (Chile)	82,458	66,714	(19.1)%

Total costs of operations (Chile) excluding Endesa-Chile	282,981	276,750	(2.2)%

Edesur (Argentina)	137,804	131,242	(4.8)%
Distrilima/Edelnor (Peru)	96,210	85,921	(10.7)%
Cerj (Brazil)	261,428	222,934	(14.7)%
Investluz/Coelce (Brazil)	135,600	122,720	(9.5)%
Luz de Bogotá/Codensa (Colombia)	158,004	128,161	(18.9)%

Total cost of operations (excluding Chile and Endesa-Chile)	789,046	690,878	(12.4)%

Endesa-Chile	439,804	437,371	(0.6)%

Less: intercompany transactions	(93,328)	(101,937)	9.2%

Endesa-Chile (net of consolidating eliminations)	346,476	335,434	(3.2)%

Total costs from operations	1,418,503	1,303,162	(8.1)%

     Total cost of operations decreased by 8.1% from Ch$1,418.5 billion in the first nine months of 2002, to Ch$1,303.1 billion during the same period in 2003. This decrease is attributable primarily to the effects related to the strong appreciation of the Chilean peso against the U.S. dollar.

     Operating costs relating to Chilean electricity distribution increased by 4.7% from Ch$200.5 billion in the first nine months of 2002 to Ch$210.0 billion during the same period in 2003. Chilean electricity distribution costs includes the pass-through cost of resales of electricity purchased from generators as well as additional costs not associated with such resale. The increase in such costs in 2003 resulted principally from increased costs associated with pass-through purchase costs of energy, which increased by 6.6% or Ch$12 billion. Our Chilean subsidiaries purchased 8,046 GWh in 2003 compared to 7,659 GWh in 2002, an increase of 5.1%. This increase was partially offset by a decrease of 12.1%, or Ch$2.5 billion of costs not associated with electricity resales, due primarily to the deconsolidation of Río Maipo following its sale from 2003 results. Physical energy losses for our Chilean distribution subsidiaries decreased from 5.7% in the first nine months of 2002 to 5.5% during the same period in 2003.

     Non-electricity related Chilean subsidiaries recorded operating costs of Ch$66.7 billion in the first nine months of 2003, a decrease of Ch$15.7 billion, or 19.1%, compared to the same period in 2002 due to lower levels of activity in Synapsis Soluciones y Servicios IT Ltda., or Synapsis, and Compañía Americana de Multiservicios Ltda., or CAM.

     Costs of operations for Edesur, our Argentine distribution company, decreased by 4.8% from Ch$137.8 billion in the first nine months of 2002, to Ch$131.2 billion during the same period in 2003. Our Argentine subsidiary purchased 10,816 GWh in the first nine months of 2003, 4.7% more than in the same period in 2002. Physical losses increased from 11.2% in the first nine months of 2002 to 11.9% during the same period in 2003, which is partly attributable to more vandalism and theft due to the prolongation of the Argentine economic crisis. Notwithstanding the increased sales, the costs for Edesur in Chilean peso terms decreased primarily because of a Ch$16.2 billion effect related to the strong appreciation of the Chilean peso against the U.S. dollar in the periods under comparison.

     Costs of operations for Distrilima, the Peruvian company that consolidates the electricity distribution company Edelnor, decreased by 10.7% from Ch$96.2 billion in the first nine months of 2002 to Ch$85.9 billion during the same period in 2003. Energy purchases increased by 59 GWh, or 1.9% during the first nine months of 2003, compared to the same period in 2002. Physical losses at Edelnor declined marginally from 8.6% in 2002 to 8.4% in

2003.Distrilima’s costs in Chilean peso terms decreased primarily because of a Ch$13.6 billion effect related to the strong appreciation of the Chilean peso against the U.S. dollar in the periods under comparison.

     Costs of operations for Cerj, decreased by 14.7%, from Ch$261.4 billion in the first nine months of 2002 to Ch$222.9 billion during the same period in 2003. Costs of operations of our other Brazilian distribution subsidiary, Coelce, decreased by 9.5% from Ch$135.6 billion in the first nine months of 2002, to Ch$122.7 billion during the same period in 2003. Aggregate physical purchases of electricity increased by 9.6% for our Brazilian subsidiaries, to 12,402 GWh during the first nine months of 2003, but the average cost of electricity purchased by our Brazilian subsidiaries declined in local currency terms. Physical energy losses were 22.8% in Cerj and 12.9% in Coelce during the first nine months of 2002 and 23.5% in Cerj and 13.3% in Coelce during the same period in 2003, reflecting the continuation of the Brazilian economic crisis. The concession area for Cerj includes the favelas, which are very low income housing areas where energy theft is high, particularly during economic downturns. As with other foreign subsidiaries, costs in Chilean peso terms for our Brazilian distribution companies in the aggregate decreased, notwithstanding the increased level of energy purchases primarily because of a Ch$45.2 billion effect related to the strong appreciation of the Chilean peso against the U.S. dollar in the periods under comparison.

     Costs of operations associated with our Colombian electricity distribution company, Codensa, decreased by Ch$29.8 billion, or 18.9%, from Ch$158.0 billion in the first nine months of 2002 to Ch$128.2 billion during the same period in 2003. Our Colombian subsidiary purchased 2% more energy during the first nine months of 2003 than in the comparable period of 2002, and physical losses increased from 10.2% during the first nine months of 2002 to 10.4% during the same period in 2003. The stronger Chilean peso had the effect of lowering costs in Codensa’s case by Ch$25.6 billion.

     As a result of all the foregoing, our cost of operations, except for those attributable to our Chilean operations and our generation segment, decreased by 12.4% from Ch$789.0 billion in the first nine months of 2002 to Ch$691.0 billion during the corresponding period in 2003.

     For a discussion of Endesa-Chile’s cost of operations, see “ — Endesa-Chile’s Results of Operations for Nine Months Ended September 30, 2002 and 2003 — Cost of operations.”

      Administrative and selling expenses

     Administrative and selling expenses consist principally of salaries, provisions for doubtful accounts, marketing expenses, equipment depreciation and rentals, and insurance. Total administrative and selling expenses decreased by Ch$31.9 billion, or 19.8%, from Ch$161.1 billion for the first nine months of 2002 to Ch$129.3 billion for the comparable period in 2003. The most significant reductions occurred in our Brazilian subsidiaries, Coelce and Cerj, with an aggregate reduction of Ch$17.1 billion, followed by Codensa with a Ch$6.1 billion reduction, and Edesur with a Ch$2.3 billion reduction. To a large degree, these cost reductions in our foreign subsidiaries also reflect the foreign exchange effect of converting expenses into Chilean pesos at values which have appreciated against the U.S. dollar. Our Chilean subsidiaries also evidenced lower costs, driven by lower salary costs, and by lower maintenance costs in the case of our non-electric subsidiaries.

     For a discussion of Endesa-Chile’s administrative and selling expenses, see “ — Endesa-Chile’s Results of Operations for the Nine Months Ended September 30, 2002 and 2003 — Administrative and selling expenses.”

  Operating income

     The table below breaks down operating income by country for the first nine months of 2002 and 2003, except for our generation subsidiary, Endesa-Chile.

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of Ch$)
Chile (excluding Endesa-Chile)	68,975	58,981	(14.5)%
Argentina	2,928	(2,715)	n.a.
Peru	54,782	50,995	(6.9)%
Brazil	56,507	49,234	(12.9)%
Colombia	81,338	73,175	(10.0)%

Total operating income (excluding Endesa-Chile)	264,530	229,670	(13.2)%
Endesa-Chile (net of consolidating eliminations)	196,645	198,210	0.8%

Total operating income	461,175	427,880	(7.2)%

     Consolidated operating income decreased by 7.2%, from Ch$461.2 billion in 2002 to Ch$427.9 billion in 2003. All of our electricity distribution companies evidenced declines in their contribution to consolidated operating income, while our generation subsidiary, Endesa-Chile, contributed higher operating income of Ch$1.6 billion as seen subsequent to consolidating adjustments. Our distribution companies in Colombia, Argentina and Brazil evidenced the largest decreases while the decline of our Chilean distribution operating income is largely due to the fact that we no longer own Río Maipo.

   Total non-operating income (expenses)

     The table below sets forth non-operating income (expense) for the first nine months of 2002 and 2003 and the percentage change from period to period.

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of Ch$)
Gain from sale of Río Maipo	0	88,092	n.a.
Provisions for contingencies in Argentina and Brazil	(80,477)	0	n.a.
Interest expense net of interest income (1)	(100,997)	(97,578)	(3.4)%
Net public lighting and ancillary service income	8,634	7,479	(13.4)%
Goodwill amortization (1)	(45,251)	(37,760)	(16.6)%
Price-level adjustment (1)	(12,750)	(15,181)	19.1%
Other non-operating income (expense), net (1)	20,957	8,626	(58.8)%
Non-operating income (expense) Edesur (Argentina)	4,826	(9,091)	n.a.
Non-operating income (expense) Distrilima/Edelnor (Peru)	4,203	(2,638)	n.a.
Non-operating income (expense) Cerj (Brazil)	99,448	(109,941)	n.a.
Non-operating income (expense) Investluz/Coelce (Brazil)	3,313	(27,369)	n.a.
Non-operating income (expense) Luz de Bogotá/Codensa and Enersis Energía (Colombia)	(6,714)	66	n.a.

Total non-operating income (excluding Endesa-Chile)	(104,808)	(195,295)	86.3%
Endesa-Chile (net of consolidating eliminations)	(126,100)	(123,808)	(1.8)%

Total non-operating income (expense)	(230,908)	(319,103)	38.2%

(1)	Includes Enersis’ consolidated non-operating income (expense) except for companies separately presented.

     Total non operating expense increased by Ch$88.2 billion, or 38.2%, from Ch$230.9 billion in the first nine months of 2002 to Ch$319.1 billion during the same period in 2003. This is primarily explained by non-operating income (expenses) of our Brazilian distribution subsidiaries, which in the aggregate accounted for Ch$102.8 billion of income in the first nine months of 2002 and Ch$137.3 billion of expenses during the corresponding period in

2003, a net increase of Ch$240.1 billion in expenses for the nine months ended September 30, 2003. These increased expenses in our Brazilian subsidiaries were due primarily to the effects of Technical Bulletin No. 64 and the appreciation of the Brazilian real against the U.S. dollar. These large increases in non-operating expense were partially offset by the one-time gain in the first nine months of 2003 associated with the sale of Río Maipo for Ch$88.1 billion, and the non-recurrence of one-time loss provision of Ch$80.5 billion taken in 2002 for contingencies in Brazil and Argentina.

     Interest expense, net of interest income, decreased by Ch$3.4 billion, primarily because of two effects: ENDESA S.A, or Endesa-Spain’s capitalization of its intercompany loan to Enersis in connection with our capital increase, which reduced interest expense by approximately Ch$20.6 billion, and to a lesser extent by the appreciation of the Chilean peso against the U.S. dollar. On the other hand, our interest expense increased by Ch$4.3 billion related to the higher margins paid for our refinancing carried out in May 2003, and by Ch$14.3 billion related to the accrued amortization of fees associated with such new indebtedness.

     Price level adjustment expenses at the Enersis level increased by Ch$2.4 billion, or 19.1%, from Ch$12.8 billion in the first nine months of 2002, to Ch$15.2 billion during the same period in 2003. In order to compensate for fluctuations of the Chilean peso against the U.S. dollar for our Chilean subsidiaries, both Enersis and Endesa-Chile have a policy to hedge between 70% and 85% of potential mismatches between foreign-currency assets and liabilities.

     Edesur’s non-operating expenses amounted to Ch$9.1 billion in the first nine months of 2003 compared to a net non-operating income of Ch$4.8 billion during the same period in 2002, or an increase of Ch$13.9 billion in expenses. This increase is primarily explained by a Ch$20.7 billion loss arising from the effect under Technical Bulletin No. 64 of the appreciation of the Argentine peso against the U.S. dollar and a Ch$2.5 billion increase in provisions for legal contingencies, partially offset by a Ch$9.8 billion reduction in interest expense, which was driven by lower interest rates, lower debt levels and the appreciation of the Chilean peso against the U.S. dollar.

     Edelnor’s non-operating expenses increased by Ch$6.8 billion, from net income of Ch$4.2 billion for the first nine months of 2002 to net expense of Ch$2.6 billion in the comparable period of 2003, attributable primarily to a Ch$7.3 billion loss arising from application of Technical Bulletin No. 64, which was partially offset by Ch$1.4 billion reduction in expense.

     Cerj had net non-operating expense of Ch$109.9 billion in the first nine months of 2003 compared to a net non-operating income of Ch$99.4 billion during the same period in 2002. This Ch$209.3 billion increase in expenses is primarily attributable to a Ch$190.4 billion loss resulting from the effect of Technical Bulletin No. 64 due to the appreciation of the Brazilian real against the U.S. dollar, a Ch$5.0 billion increase in losses of related companies and a Ch$10.9 billion increase in provisions for contingencies.

     Coelce had non-operating expenses of Ch$27.4 billion in 2003 compared to non-operating income of Ch$3.3 billion in the corresponding period in 2002. The Ch$30.7 increase in expenses in 2003 is explained primarily by Ch$39.4 billion in losses arising from the effect of Technical Bulletin No. 64, which were partially offset by a Ch$10.4 billion reduction in goodwill amortization reflecting the write-off of goodwill in the preceding year.

     Codensa recorded non-operating income of Ch$66 million in 2003, compared to non-operating expenses of Ch$6.7 billion in 2002. This is explained by a Ch$8.1 billion reduction in losses arising under Technical Bulletin No. 64, the non-recurrence in 2003 of Ch$5.2 billion in expenses associated with a capital reduction in 2002 and a Ch$4.8 billion reduction in interest income in 2003.

     For a discussion of Endesa-Chile’s total non-operating income, see “ — Endesa-Chile’s Results of Operations for the Nine Months Ended September 30, 2003 and 2002 Non-operating income.”

   Net income

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of Ch$)
Operating income	461,175	427,880	(7.2)%
Non-operating income (expense)	(230,908)	(319,103)	38.2%

Income before income taxes, minority interest and amortization of negative goodwill	230,267	108,777	(52.8)%
Income taxes	(83,507)	(77,410)	(7.3)%
Minority interest	(146,161)	(53,666)	(63.3)%
Amortization of negative goodwill	41,094	47,836	16.4%
Extraordinary items	(24,235)	0	n.a.

Net income	17,458	25,537	46.3%

     Net income increased by Ch$8.1 billion, or 46.3%, from Ch$17.5 billion in the first nine months of 2002 to Ch$25.5 billion for the same period in 2003. Although operating income decreased by 7.2% and non-operating expenses increased by 38.2%, these were offset by lower minority interest of Ch$92.5 billion, the non-recurrence of a Ch$24.2 billion one-time extraordinary expense in 2002 related to an anti-terrorist Colombian tax charged in 2002 (paid by Codensa and Emgesa S.A. E.S.P., or Emgesa), a decline of Ch$6.1 billion in income taxes, and Ch$6.7 billion in higher negative goodwill amortization. The Ch$6.7 billion increase in amortization of negative goodwill is primarily explained by an acceleration of negative goodwill that arose from the capitalization of our loan to Cerj in January 2003, in an amount of Ch$34.5 billion, partially offset by lower amortizations in negative goodwill as a result of the write-off in December 2002 of negative goodwill associated with our investments in Argentina and Brazil. The result of all of the above was a Ch$8.1 billion incremental net income gain for the two periods under comparison.

ENDESA-CHILE’S RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2003

     The following discussion should be read in conjunction with the audited consolidated financial statements included in Endesa-Chile’s 2002 Form 20-F for the fiscal year ended December 30, 2002 as filed with the SEC on June 30, 2003 (“Endesa-Chile’s 2002 20-F”), and “Item 5. Operating and Financial Review and Prospects” in Endesa-Chile’s 2002 20-F. Endesa-Chile’s financial statements are prepared in accordance with Chilean GAAP, which differ in certain respects from U.S. GAAP. See Note 34 to our audited consolidated financial statements, included in Endesa-Chile’s 2002 20-F.

Revenues from operations

     Endesa-Chile derives a substantial portion of its consolidated revenues from the sale of electricity in Chile. However, revenues from sales from countries other than Chile accounted for 56.8% and 55.5% of Endesa-Chile’s consolidated revenues in the first nine months of 2002 and 2003, respectively. In each period, income from sources other than sales of electricity, accounted for less than 5% of total consolidated revenues.

     The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for the periods indicated, and the percentage change from period to period.

	As of September 30,

	2002	2003	% Change

	(in millions of constant Ch$ as of
	September 30, 2003)
Sales of electricity (Chile)	305,788	323,845	5.9%
Sales of electricity (Argentina)	78,667	94,895	20.6%
Sales of electricity (Brazil)	45,601	27,765	(39.1)%
Sales of electricity (Colombia)	184,473	172,786	(6.3)%
Sales of electricity (Peru)	91,470	91,282	(0.2)%
Other	30,203	21,849	(27.7)%

Total	736,202	732,422	(0.5)%

Energy Sales (GWh) (Chile)	13,372	13,962	4.4%
Energy Sales (GWh) (Argentina)	5,854	7,215	23.3%
Energy Sales (GWh) (Brazil)	2,769	2,781	0.4%
Energy Sales (GWh) (Colombia)	11,277	11,136	(1.3)%
Energy Sales (GWh) (Peru)	3,021	3,401	12.6%

Total	36,293	38,495	6.1%

     Revenues from sales of electricity in Chile increased 5.9% from Ch$305.8 billion in the first nine months of 2002 to Ch$323.8 billion during the same period in 2003, due to an increase in physical sales of 4.4%, partially offset by a decrease in the average revenues per KWh sold of 0.7% from Ch$22.8 per KWh in the first nine months of 2002 to Ch$22.7 during the same period in 2003.

     Revenues from sales of electricity in Argentina increased 20.6%, from Ch$78.7 billion in the first nine months of 2002 to Ch$94.9 billion during the same period in 2003. This increase reflects a 23% increase in physical energy sales, offset in part by a decline in local currency terms of the average price of electricity sold and a Ch$9.0 billion decrease in revenues due to the negative impact of the appreciation of the Chilean peso against the U.S. dollar. The increase in physical sales was primarily due to the effect of improved hydrology on Central Hidroeléctrica El Chocón S.A., or El Chocón’s generation and the positive effect on Central Costanera S.A., or Costanera’s sales of the second interconnection line with Brazil, which was in place during all of the 2003 period but only the last five months of the 2002 period.

     Revenues from sales of electricity in Colombia decreased by 6.3%, from Ch$184.5 billion in the first nine months of 2002 to Ch$172.8 billion during the same period in 2003. This decrease is mainly due to a Ch$21.1 billion decrease in revenues resulting from the impact of the appreciation of the Chilean peso against the U.S. dollar and a slight decrease in physical sales volumes, offset in part by an increase in the average price of electricity sold in Colombia. The latter reflected an increase in market prices, which in turn was due to poor hydrological conditions in Colombia in the first nine months of 2003.

     Revenues from sales of electricity in Brazil decreased by 39.1%, from Ch$45.6 billion in the first nine months of 2002 to Ch$27.8 billion during the same period in 2003. This decrease was principally due to a decline, in local currency terms, in the average price of electricity sold and, to a lesser extent, a Ch$5.2 billion reduction in revenues resulting from the appreciation of the Chilean peso against the U.S. dollar. The decline in average selling price was also due to the dispute between Cachoeira Dourada S.A., or Cachoeira Dourada, and Companhia Elétrica do Estado de Goiás S.A., or CELG. See “Legal Proceedings” included as Item 4 in this current report.

     Revenues from sales of electricity in Peru decreased by 0.2% from Ch$91.5 billion in the first nine months of 2002 to Ch$91.3 billion during the same period in 2003, reflecting a 12.6% increase in physical sales and an increase in the average price of electricity sold in local currency terms, the effect of which was offset entirely by the negative impact of the appreciation of the Chilean peso against the U.S. dollar amounting to Ch$10.5 billion.

     Other revenues decreased by 27.7% in the first nine months of 2003, mainly due to the sale of Infraestructura 2000 in June 2003. Under Chilean GAAP, Endesa-Chile ceased consolidating Infraestructura 2000 with effect from January 1, 2003.

       Cost of operations

     The table below sets forth the breakdown of costs of operations for the first nine months of 2002 and 2003 and the percentage change from period to period.

	As of September 30,

	2002	2003	% Change

	(in millions of constant Ch$ as of
	September 30, 2003)
Cost of operations (Chile)	196,088	214,968	9.6%
Cost of operations (Argentina)	69,064	66,227	(4.1)%
Cost of operations (Brazil)	26,807	20,867	(22.2)%
Cost of operations (Colombia)	117,508	99,976	(14.9)%
Cost of operations (Peru)	30,337	35,333	16.5%

Total	439,804	437,371	(0.6)%

     Cost of operations in Chile increased by 9.6% from Ch$196.1 billion for the first nine months of 2002, to Ch$215.0 billion in the third quarter of 2003. This increase is mainly explained by an 8.6% increase in thermoelectric generation costs resulting from higher levels of thermoelectric generation and a 14.2% increase in energy purchases. Both of these increases resulted from weaker hydrological conditions in the first nine months of 2003 than in the corresponding period of 2002.

     Cost of operations in Argentina decreased 4.1% from Ch$69.1 billion in the first nine months of 2002 to Ch$66.2 billion during the same period in 2003, mainly due to a Ch$7.9 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar, offset in part by cost increases resulting from an increase in energy purchases and an increase in the average price of energy purchased in local currency terms.

     Cost of operations in Brazil decreased 22.2% from Ch$26.8 billion in the first nine months of 2002 to Ch$20.9 billion during the same period in 2003, reflecting a decrease in electricity purchases and electricity prices, as well as a Ch$3.1 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar.

     Cost of operations in Colombia decreased by 14.9% from Ch$117.5 billion in the first nine months of 2002 to Ch$100.0 billion during the same period in 2003, principally reflecting a Ch$13.5 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar, offset in part by the effect of an increase in average market prices for electricity purchased in local currency terms.

     Cost of operations in Peru increased by 16.5 % from Ch$30.3 billion in the first nine months of 2002 to Ch$35.3 billion during the same period in 2003, mainly due to an increase in the average price of electricity purchased in local currency terms, offset in part by a Ch$5.0 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar amounting to Ch$3.5 billion.

   Administrative and selling expenses

     Administrative and selling expenses decreased by 7.5 % from Ch$25.3 billion in the first nine months of 2002 to Ch$23.4 billion during the same period in 2003. This decrease is due primarily to a decrease of 2.4% in Chile due to the sale of Infraestructura 2000, which was deconsolidated in January 2003, and a decrease of administrative and selling expenses in Endesa-Chile’s subsidiaries.

   Operating income

     The following table sets forth certain information regarding our operating income for each of the periods indicated.

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of constant Ch$
	as of September 30, 2003)
Chile	127,050	117,697	(7.4)%
Argentina	8,193	27,182	231.8%
Peru	55,328	50,847	(8.1)%
Brazil	17,210	5,718	(66.8)%
Colombia	63,274	70,187	10.9%

Total operating income	271,055	271,631	0.2%

     Non-operating income

     The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	As of September 30,

	2002	2003	% Change

	(in millions of constant Ch$ as of
	September 30, 2003)
Total non-operating income (expenses):
Interest expenses, net of interest income	(155,576)	(145,938)	(6.2)%
Equity in net income of non-consolidated affiliates	254	20,858	8,111.8%
Other non-operating income (expense), net	27,747	(8,054)	—
Goodwill amortization	(7,112)	(1,273)	(82.1)%
Monetary correction:
Price level restatement, net	3,943	311	(92.1)%
Foreign currency translation, net	(2,059)	7,091	n.a.

Non-operating loss:	(132,803)	(127,005)	(4.4)%

     Non-operating results amounted to losses of Ch$127.0 billion in the third quarter of 2003 in comparison to losses of Ch$132.8 billion in the third quarter of 2002. This difference is basically explained by:

     Interest expense, net of interest income, decreased by 6.2% from Ch$155.6 billion in the first nine months of 2002 to Ch$146.0 billion in the corresponding period of 2003, as a consequence of lower debt levels and lower interest rates in the international market, as well as greater interest income derived by our subsidiaries in Brazil and Peru with excess cash.

     Equity in net income of non-consolidated affiliates, increased from Ch$0.3 billion in the first nine months of 2002 to Ch$20.9 billion in the corresponding period of 2003, due to an increase of Ch$6.0 billion in our equity in the net income of the Brazilian company Companhia de Interconexão Energética, or CIEN, due to higher revenues from operations of a second transmission line, an increase of Ch$8.2 billion in our equity in the net income of GasAtacama S.A., or GasAtacama, due to the sale of transmission lines in May 2003, an increase of Ch$2.7 billion in our equity in the net income of Chilean gas transporters and an increase of Ch$1.7 billion in our equity in the net income of the associated Compañía de Energía del Mercosur S.A., or CEMSA.

     Other non-operating income, net of expenses, decreased by Ch$35.8 billion, from Ch$27.7 billion of income for the first nine months of 2002 to a loss of Ch$8.1 billion for the comparable period in 2003. This reduction resulted primarily from a Ch$26.1 billion decrease in gains attributable to the foreign exchange translation into U.S. dollars, in accordance with Technical Bulletin 64. Emgesa and Central Hidroeléctrica de Betania S.A. E.S.P., or Betania, had the most significant effects, with a combined Ch$43.5 billion reduction in non-operating income as a consequence of the 23.4% devaluation of the Colombian peso in relation to the U.S. dollar in the first three quarters of 2002 as opposed to 0.9% in the comparable period in 2003, which was partially offset by the Ch$5.8 billion increase in non-operating income due to the appreciation of the Brazilian real in 2003. In addition, we realized a loss of Ch$9.2 billion from the sale of fixed assets, and took provisions for obsolescence for Ch$8.5 billion in the first nine months of 2003. These increases in non-operating expenses were partially offset by a Ch$3.5 billion decrease in losses derived from the resale of power and energy and a Ch$13.6 billion reversal in 2003 of various provisions for contingencies recorded in 2002.

     Goodwill amortization decreased by 82.1% reflecting the write-off in 2002 of all goodwill arising from the Company’s investments in Brazil and in Argentina.

     Foreign exchange translation. The foreign exchange translation gain of Ch$7.1 billion for the first nine months of 2003, compared to a loss of Ch$2.1 billion for the same period in 2002 reflects the 8% appreciation of the Chilean peso against the U.S. dollar from January 1 through September 30 in 2003, as compared to a devaluation of 14.3% during the same period in the previous year.

     Price-level restatement. In the first nine months of 2003, we had a Ch$0.3 billion price-level restatement gain, compared to a Ch$3.9 billion gain during the same period in 2002. This 92.1% decrease in the price-level restatement gain was due to the combined effect of lower inflation in Chile (a inflation rate of 1.2% in the first nine months of 2003, versus 1.3% during the same period in 2002) and a higher level of net monetary liabilities during 2002.

     Net income

   The company recorded net income of Ch$67.4 billion in the first nine months of 2003, compared to net income of Ch$66.8 billion during the same period in 2002.

     The following table sets forth certain information regarding our net income for each of the periods indicated.

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of constant pesos as of
	September 30, 2003 Ch$)
Operating income	271,055	271,631	0.2%
Non-operating expense, net	(132,803)	(127,005)	(4.4)%

Income before income taxes, minority interest and amortization of negative goodwill	138,252	144,626	4.6%
Income taxes	(53,916)	(31,671)	(41.3)%
Minority interest	(44,871)	(58,000)	29.3%
Amortization of negative goodwill	39,319	12,428	(68.4)%

	Nine months ended September 30,

	2002	2003	% Change

	(in millions of constant pesos as of
	September 30, 2003 Ch$)
Extraordinary items	(11,965)	0	n.a.

Net income	66,819	67,383	0.8%

     Income taxes. Income tax declined by 41.3%, from Ch$53.9 billion during the first nine months of 2002 to Ch$31.7 billion in the corresponding period of 2003, due to lower pretax income in our Chilean and Peruvian subsidiaries. The extraordinary item of Ch$12.0 billion corresponds to a one-time antiterrorism tax imposed, during 2002, by the Colombian authorities on the equity of companies.

     Minority interest. Participation by minority interest in net income increased by 29.3%, from Ch$44.9 billion in the first nine months of 2002 to Ch$58.0 billion in the corresponding period of 2003 due primarily to an increase in the net income of El Chocón, Hidroinvest S.A. and San Isidro.

     Negative goodwill amortization. Negative goodwill amortization was Ch$12.4 billion in the first nine months of 2003, compared to Ch$39.3 billion during the same period in 2002. This decrease resulted primarily from the Company’s write-offs of negative goodwill associated with our investments in Brazil and Argentina during the fourth quarter of 2002.

   Enersis Liquidity and Capital Resources

     We are a holding company with no significant assets other than the stock of our subsidiaries. In 2002, our principal sources of liquidity, in each case expressed in U.S. dollars in accordance with the prevailing exchange rate at such time, were: US$185.7 million from Chilectra, Río Maipo and Chilean wholly-owned subsidiaries, net of distributions to third parties; US$44.2 million from capital reductions; US$33.7 million in interest and principal on intercompany loans; US$12.6 million in cash from non-Chilean distribution subsidiaries; US$8.4 million in dividends received from Endesa-Chile; and US$1.5 million in management fees. The aggregate inflow of cash from these sources amounted to US$286.1 million in 2002. For the nine-month period ended September 30, 2003, Enersis received cash from the following sources: US$663 million in cash from our capital increase; US$170 million in cash from the sale of Río Maipo; US$92 million from Chilectra, Río Maipo and wholly-owned subsidiaries; US$22 million from non-Chilean distribution subsidiaries; and US$2 million in management fees. The aggregate inflows of cash for the nine month period ended September 30, 2003, amounted to US$949 million in 2003. See “Risk Factors — We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations” in this current report.

     We coordinate the overall financing strategy of our majority owned subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We coordinate acquisition financing in respect of distribution operations with Chilectra. We coordinate all generation and transmission acquisition financing with Endesa-Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — B. Business overview — Business Strategy — Capital Investment Program” of our 2002 Form 20-F.

     We have accessed the international equity capital markets, including three SEC-registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis and once in 1994 for Endesa-Chile. We have also frequently issued SEC registered United States corporate bonds, or Yankee Bonds, for both Enersis and Endesa Chile, as well as for Pehuenche, a subsidiary of Endesa-Chile. Enersis issued US$800 million in Yankee Bonds in November 1996. In June 2000, both Enersis and Endesa-Chile established Euro medium-term note programs, or EMTN Programs, for an aggregate amount of €1 billion each. Under Endesa-Chile’s EMTN Program, we issued €400 million in 3 year floating rate notes in July 2000. Endesa-Chile issued US$600 million Yankee Bonds in July 2003.

     Both Enersis and Endesa-Chile, as well as our subsidiaries in the five countries in which we operate, also have access to the local capital markets, where we have issued, or may issue, debt instruments including commercial paper, medium and long term bonds that are primarily sold to pension funds, life insurance companies, and other institutional investors. In 2001, Endesa-Chile issued UF7.5 million (approximately US$180 million at the time of issuance) in Chilean 5-year and 21-year bonds, and Enersis issued UF6.5 million (approximately US$169 million at the time of issuance) in similar 8-year and 21-year local bonds. In October 2003, Endesa-Chile issued UF-denominated bonds, for an aggregate principal amount of UF8 million (Ch$135.8 billion or US$213.7 million at an exchange rate as of October 24, 2003). One tranche in an aggregate principal amount of UF4 million and bullet maturing in 2010, while another tranche, also in an aggregate principal amount of UF4 million will mature in 2027 with semi-annual amortizations of principal beginning in 2010. Our companies are also frequent borrowers in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans. In 1999, we issued US$3.5 billion in 2-year bilateral loans with a group of relationship banks. The loans were extended for two years, and were scheduled to mature in 2003. We have also issued several syndicated loans over the years, including an aggregate of US$400 million 3-year bullet syndicated facilities (for Enersis) in late March 2001 and two 3-year bullet US$500 million syndicated facilities, one for Enersis and one for Endesa-Chile, in July 2001.

     On March 31, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended on June 30, 2003 and the second pre-emptive rights period took place between November 20 and December 20, 2003. Endesa-Spain subscribed for 14,406,840,511 new shares in the first period by capitalizing a Ch$1.0 trillion (approximately US$1.4 billion at the exchange rate applicable at that time) intercompany loan to Enersis, and voluntarily excluded itself from the second pre-emptive rights period in order to permit minority shareholders to participate with higher pro rata shares in the second pre-emptive rights offering and to make shares available for a possible exchange offer to local bondholders. Endesa-Spain did not exercise all its pre-emptive options during the first pre-emptive rights offering of this capital increase. As required by Chilean law, an independent appraiser valued Endesa-Spain’s intercompany loan to Enersis at 86.84% of par. Therefore, Endesa-Spain subscribed 59.09% of the new shares for approximately Ch$870.5 billion. Minority shareholders subscribed 31.61% of the shares in the first pre-emptive rights period for a total cash subscription of approximately Ch$465.6 billion. During the second pre-emptive rights period, minority shareholders subscribed an additional 5.55%, for a total cash subscription of approximately Ch$81.8 billion. Additionally, a 3.66% of the new shares were subscribed as part of the local bond exchange, equivalent to, approximately, Ch$54 billion.

     In summary, the total number of shares subscribed was 24,360,123,331, of which 59.09% were subscribed by Endesa-Spain, and 40.82% were subscribed by minority shareholders. Finally, as of December 20, 2003, Endesa-Spain’s ownership interest in Enersis is 60.63%, decreasing from 65.0% on December 31, 2002.

     On May 15, 2003, Enersis and Endesa-Chile entered into credit agreements for approximately US$1,588 million and US$743 million, respectively hereinafter referred to as the Enersis Facility and the Endesa-Chile Facility, and collectively, as the Facilities. The Facilities refinanced most of the existing bank indebtedness of both borrowers. As part of this refinancing, most of Enersis’ indebtedness under its outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, was repaid and replaced by debt under the Facilities, which mature in May 2008. On November 24, 2003, the Enersis Facility was paid in its entirety. The Endesa-Chile Facility has a 30-month grace period prior to the commencement of debt repayment, during which period Endesa-Chile will only make interest payments, subject to certain mandatory prepayments in the event of certain asset sales, or debt or equity issuances. As of November 2005, Endesa-Chile will be required to repay principal and also continue to make interest payments. The Endesa-Chile Facility accrues interest at 300 basis points over Libor. The Endesa-Chile Facility is guaranteed by four of Endesa-Chile’s subsidiaries: Empresa Eléctrica Pehuenche S.A., Empresa Eléctrica Pangue S.A., Compañía Eléctrica Tarapacá S.A., and Endesa-Chile Internacional. The Facilities eliminated two aspects of the prior bank indebtedness; namely, they no longer require a mandatory prepayment in the event that the borrower fails to achieve “investment grade” ratings from Standard & Poor’s, and they also modified the pricing of the interest margin to a fixed level, as mentioned above, instead of one that was determined by the credit risk assigned by Standard & Poor’s, which is subject to change. At September 30, 2003, the total indebtedness under the Endesa-Chile Facility was US$481 million.

     The Endesa-Chile Facility requires Endesa-Chile to maintain specified financial covenants related to maximum ratios of indebtedness to cash flow (ranging from 9.50:1 in 2003 to 6.00:1 in the second quarter of 2008), indebtedness to EBITDA as calculated in accordance with the Endesa-Chile Facility (ranging from 6.75:1 in 2003 to 4.00:1 in 2008) and indebtedness to stockholders’ equity (ranging from 115% in 2003 to 70% in the second quarter of 2008), and a minimum ratio of cash flow to interest expense (ranging from 1.50:1 in 2003 to 2.0:1 in 2008). The Endesa-Chile Facility requires Endesa-Chile to apply 75% of our excess cash (as defined in the Endesa-Chile Facility including allowance for dividends), and most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay the Endesa-Chile Facility. In addition, the Endesa-Chile Facility contains covenants that prohibit (1) any of our subsidiaries whose principal place of business is in Chile from incurring indebtedness, subject to certain exceptions; and (2) Endesa-Chile and certain subsidiaries of Endesa-Chile (subject, in each case, to a variety of exceptions) from, among other things, prepaying indebtedness, creating or permitting the existence of liens on properties and assets, making investments, loans (including intercompany loans) or advances, issuing guarantees or providing other credit support, selling or transferring essential operating assets, consummating mergers, consolidations, liquidations or dissolutions, making capital expenditures in excess of certain agreed thresholds, which range from US$36 million to US$262 million per year on a consolidated basis, repurchasing or redeeming capital stock or making other payments in respect of capital stock, entering into agreements (other than the Endesa-Chile Facility) which restrict the ability of Endesa-Chile’s subsidiaries to apply the proceeds from equity or debt issuances and asset sales by way of dividend or repayment of intercompany indebtedness, entering into transactions with affiliates, entering into sale and leaseback transactions and making material changes in the nature of the principal business of ours and our more relevant subsidiaries. These restrictions will no longer apply upon repayment of the Endesa-Chile Facility, which matures on May 15, 2008.

     We have entered into an agreement with a syndicate of banks to provide a new Senior Unsecured Syndicated Term Loan Facility through our Cayman Islands Branch, the “New Enersis Facility,” for US$800 million, consisting of a US$500 million tranche and a US$300 million tranche. Proceeds from the U.S. $500 million tranche were used to refinance a portion of our indebtedness under the Enersis Facility. The New Enersis Facility ranks pari passu with all other unsecured and unsubordinated debt of Enersis. No principal repayments are required under the New Enersis Facility during the 30-month period beginning on the closing date during which Enersis will pay only interest in respect of the unpaid principal amount of all loans under the New Enersis Facility, subject to certain mandatory prepayments (i) in whole, at the option of any lender, in the event of a change of control or Enersis ceasing to be a public company, (ii) upon certain voluntary prepayments of certain U.S. dollar denominated bonds issued by Enersis in the international capital markets, or (iii) on the US$300 million tranche with all proceeds of any debt or equity offering by Enersis (to the extent such proceeds are not used to prepay the Enersis Facility). Beginning 30 months after the closing date, and on each six-month anniversary thereafter, Enersis will be required to repay principal in an aggregate principal amount equal to one-sixth of the aggregate principal amount outstanding on the closing date. The basis points over LIBOR at which the US$500 million tranche accrues interest is determined by the S&P rating of our senior unsecured long-term foreign currency denominated debt; the range is between 75 basis points for an A- or higher rating and 275 basis points for a rating lower than BB+. The US$300 million tranche accrues interest at 200 basis points over LIBOR for the first 6 months with a step-up which would be triggered at the earlier of 9 months from the closing date or 10 days after we reject a bona fide proposal by one or more reputable financial institutions active in international capital markets to sell securities in an amount sufficient to repay the Enersis Facility and all of the outstanding loans under the US$300 million tranche. The New Enersis Facility matures five years after the closing date. Upon the issuance of Enersis’ 7.375% notes due 2014 on November 2003, the US$300 million tranche commitment terminated.

     The New Enersis Facility requires Enersis to comply with specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 8.75:1 in 2003 to 4.00:1 in the fourth quarter of 2008), indebtedness to EBITDA (ranging from 5.00:1 in 2003 to 3.00:1 in 2008), debt to equity ranging from 80% in 2003 to 60% in 2008, and minimum ratio of adjusted cash flow to interest expense (ranging from 1.25:1 in 2003 to 4.00:1 in the fourth quarter of 2008). The New Enersis Facility contains covenants that, subject to certain exceptions in each case, (1) prohibit Chilectra or any of our Chilean subsidiaries (excluding Endesa-Chile and its subsidiaries) from incurring any new indebtedness exceeding US$150 million; and (2) place restrictions on the extent to which Enersis and certain of Enersis’ subsidiaries may (i) transfer operating assets, (ii) make investments, (iii) repurchase or redeem capital stock or pay dividends or make any other distributions in respect of its capital stock, (iv) enter into consolidation or merger transactions, (v) conduct sales of assets, (vi) create or incur any liens on properties and assets, (vii) prepay indebtedness, (viii) enter into transactions with affiliates, (ix) allow any restriction on the ability of Enersis’ subsidiaries to pay dividends or make any other distributions in respect of its equity rights or pay any indebtedness or other obligation owed to Enersis, (x) enter into sale and leaseback transactions and (xi) permit any material change in the nature of the principal business of Enersis or of Enersis and its subsidiaries taken as a whole. These covenants apply until Enersis has paid all amounts owed under the New Enersis Facility.

     As is customary for certain credit and capital market debt facilities, a significant portion of Enersis’ financial indebtedness is subject to cross-default provisions. Defaults in relation to any single indebtedness of Endesa-Chile or some of its significant subsidiaries, with US$30 million or more outstanding could give rise to a cross-default under the Endesa-Chile Facility. Likewise, defaults in relation to any single indebtedness of Enersis or some of its more significant subsidiaries, including Endesa-Chile, with an amount exceeding US$30 million outstanding after the applicable grace periods (if any) have expired could give rise to a cross-default under the New Enersis Facility. In addition, if Enersis or any of its subsidiaries defaults in the payment on any indebtedness having a principal amount exceeding US$30 million, an Event of Default would be triggered under the Enersis Yankee Bonds. Finally, any Event of Default arising out of Endesa-Chile’s or Enersis’ Yankee Bonds would trigger a cross-default under most of the existing bank credit agreements.

     The table below sets forth the Company’s debt maturity schedule as of September 30, 2003.

Payments of debt due by period (in US$ million)
ENERSIS S.A. on a consolidated basis as of September 30, 2003

	Sept 2003 -	Jan 2004 -	Jan 2005 -	Jan 2006 -	After
As of September 30, 2003(1):	Dec 2003	Dec 2004	Dec 2005	Dec 2006	Dec 2006	TOTAL(2)

Contractual Obligations
Bank Debt	326	413	94	380	1,265	2,478
Yankee bonds	155	5	55	450	2,141	2,806
Chilean bonds	7	15	16	169	155	362
Other debt	29	117	137	243	525	1,051

Total	516	550	302	1,242	4,086	6,696

(1)	Pro forma to reflect the issuance by us in October 2003 of UF8 million in local Chilean bonds.

(2)	Note: Totals do not necessarily sum due to rounding.

     In addition to the foregoing financial obligations, we expect to make capital expenditures during the period 2003 to 2007 as described in “Item 4. Information on the Company — B. Business overview — Capital Investment Program.” in our 2002 20-F, and we have contingent obligations under guarantees of UF2.0 million (US$51.0 million).

     We expect to fund a portion of our scheduled contractual obligations with internally generated funds, although no assurance can be given as to the level of such funds. See “Risk Factors — We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations” in this current report. In addition, we will need to access external credit in order to refinance our financial indebtedness as it comes due, beginning in 2006.

     We currently expect that we will have access to sufficient sources of external credit, principally local and international bond markets and bank lending, to refinance our debt as it comes due; however, we cannot assure you that the required financing will be available when we need it.

     Most of our companies have access to existing lines of credit sufficient to meet all of our present working capital needs in quantities sufficient to meet all of our funding requirements.

     Enersis is not a party to any off-balance sheet transactions.

ITEM 3

RISK FACTORS

Risks Relating to Our Operations

   Our business depends heavily on hydrological conditions, and drought conditions may hurt our profitability.

     A substantial portion of our operations in Chile, Argentina, Brazil, Colombia and Peru involves hydroelectric generation and, accordingly, we are dependent upon hydrological conditions prevailing, from time to time, in the geographic regions in which we operate. In particular, we are exposed to the risks discussed below.

     During periods of drought, electricity from thermal generators, including those that are fueled with natural gas or coal, is dispatched more frequently. During such periods, we are required to purchase electricity from thermal producers, to the extent our own production is not sufficient to fulfill contractual obligations. The cost of these spot market purchases may exceed the price at which we sell electricity under contracts, resulting in a loss.

   With the aim of decreasing to some extent the effects of a protracted future drought, since 2000 our generation subsidiaries have changed their commercial policy by decreasing their contractual energy sales levels to better match the amount of firm energy associated with their installed capacity, giving priority to their higher-paying clients and to industrial firms and distribution companies that demand larger amounts of energy, limiting contractual sales to regulated customers and increasing their thermal generating capacity. While we enacted this change to mitigate the impact of a protracted drought period, we can give you no assurance that this new policy will insulate Endesa-Chile and its operations from negative consequences of a protracted drought period.

     We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations.

     We are a holding company with no significant assets other than the stock of our subsidiaries. To pay our obligations, we rely on cash from dividends and other distributions, interest payments, loans and returns of capital from our subsidiaries, as well as cash from proceeds of the issuance of our own capital stock. In addition, the ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal limits such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate, and to the operating results of our subsidiaries and equity affiliates. In recent years, we generally have been able to access the cash flows of our Chilean subsidiaries. We have not been similarly able to access the cash flows of our non-Chilean operating subsidiaries. In 2002, our principal sources of liquidity, in each case expressed in United States dollars in accordance with the prevailing exchange rate at such time were: US$185.7 million in distributions from Chilectra, Río Maipo and Chilean wholly-owned Chilean subsidiaries; US$44.2 million from capital reductions of our non-Chilean subsidiaries; US$33.7 million in interest on intercompany loans from our foreign subsidiaries, US$12.6 million in distributions from non-Chilean distribution subsidiaries; US$8.4 million in dividends received from Endesa-Chile; and US$1.5 million in management fees. The aggregate inflow of cash from these sources amounted to US$286.1 million in 2002. For the nine-month period ended September 30, 2003, Enersis received cash from the following sources: US$663 million in cash from our capital increase; US$170 million in cash from the sale of Río Maipo; US$92 million from Chilectra, Río Maipo and wholly-owned Chilean subsidiaries; US$22 million from non-Chilean distribution subsidiaries; and US$2 million in management fees. The aggregate inflows of cash for the nine month period ended September 30, 2003, amounted to US$949 million in 2003.

     Our future results of operations outside of Chile may continue to be subject to greater economic and political risks than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities.

     Dividend Limits and Other Legal Restrictions. We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions of net income. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our less-than-wholly-owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, any of our subsidiaries could under some circumstances be prevented from upstreaming cash to us.

     Contractual Limitations. Upstreaming restrictions in our subsidiaries’ contractual agreements include:

•	prohibitions against dividend distributions by Empresa Eléctrica Pangue S.A., or Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in Pangue’s credit agreements);

•	prohibitions against dividend distributions by Edegel S.A.A., or Edegel, in Peru and Betania in Colombia in the case of default of certain loans;

•	prohibitions against repayments by Betania in Colombia of intercompany debt unless Betania raises additional funds from the sale of assets or capital reductions of its subsidiaries (Emgesa), and against payments by Betania of interest on intercompany debt if any scheduled payment of Betania’s syndicated loan is due and not paid;

•	prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Costanera in Argentina while certain debt is outstanding;

•	prohibitions against dividend distributions by Edelnor in case of default under certain debt; and

•	prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Cerj in Brazil while certain of its debt is outstanding.

     Operating Results at Our Subsidiaries. The ability of our subsidiaries and equity affiliates to distribute dividends or make interest payments, loans and other distributions to us is limited by their operating results. To the extent that the cash needs at any of our subsidiaries exceed its available cash, that subsidiary will not be able to make cash available to us. We expect that in 2003 and 2004 some of our non-Chilean subsidiaries may experience cash flow deficits and not have funds available for distribution to us. For examples of recent disruptions to our non-Chilean subsidiaries’ earnings and cash flows, see the risk factor below entitled “Breaches of contracts entered into by subsidiaries of Endesa-Chile and equity affiliates with Brazilian counterparties may impact the amount of dividends and distributions we receive from those investments.”

     Foreign Exchange Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us is subject to emergency restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate during special circumstances. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.

   We may have to pay regulatory penalties related to operating our business during drought conditions.

     In Chile, our generation subsidiaries may have to pay regulatory penalties related to operating their business if rationing occurs. Under current Chilean law, such generation subsidiaries may be required to pay the following three types of costs or penalties during periods of electricity rationing imposed by the Chilean authorities:

•	Our generation businesses may be subject to regulatory fines, which range from 1 Unidad Tributaria Mensual, or UTM, or approximately US$47.6, to 10,000 Unidades Tributarias Anuales, or UTA, or approximately US$5.7 million. Any electricity company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF, may be subject to these fines, which apply in cases where, in the opinion of the SEF, there are operational failures that affect the regular energy supply to the system. These fines are subject to appeal by SEF-regulated companies.

•	If our Chilean generation subsidiaries are required to buy electricity on the spot market during a period in which a rationing decree is in effect, they are required to pay a “failure cost” to be set by, and paid to, the authorities.

•	If any end-consumer of electricity in Chile fails to receive electricity during any declared rationing period, that consumer must be paid a “compensation payment,” which would be equal to a “failure cost” set by regulatory authorities. There have been no compensation payments imposed during the last four years.

     If rationing policies are imposed by any regulatory authorities as a result of adverse hydrological conditions in the countries in which our generation and distribution subsidiaries operate, our business, financial condition and results of operations may be affected adversely in a material way. We cannot give any assurance that rationing periods will not occur in the future, and consequently we can give you no assurance that our generation subsidiaries will not be obligated to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

   Our business is subject to significant regulatory fines.

     Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.

     In 1999, Argentine regulators required us to pay approximately US$59 million in fines as a consequence of electricity outages resulting from a fire in one of our distribution substations belonging to Edesur. The imposition of these penalties in Argentina increased our operating costs significantly and was not accounted for under the tariff structure that determines our revenues. Our profitability will be affected adversely if we are required to pay penalties and compensation under similar circumstances in the future. No assurances can be given that such penalties and compensation will not be assessed in the five countries in which we carry out our operations.

     On August 14, 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of approximately US$2.3 million due to a failure in the transmission of energy to end-users of electricity in the Metropolitan Region on September 23, 2002. Our subsidiaries are currently appealing these fines. However, no assurance can be given that these appeals will be successful.

Changes in government regulations may impose additional operating costs and may cause revenues to decline.

     Our distribution subsidiaries, as public utilities, are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate. The current regulatory framework governing electric utility businesses has been in existence in Chile since 1982, in Argentina since 1992, in Peru since 1993, in Colombia since 1994 and in Brazil since 1997. Nevertheless, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are frequently submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.

     Chile. Chile’s National Congress and Executive Branch have considered proposals, from time to time, for a modification of the electric energy regulatory framework. More recently, proposals have been made by certain members of the Chilean National Congress and the Executive Branch to modify certain aspects of the regulator’s framework, short of the full modifications. These more limited changes are referred to as the Ley Corta, or Short Law. A bill has been approved by the Cámara de Diputados, and Senate review is pending. At this time, we are unable to predict whether or in what form any amendments to the electricity sector’s regulatory framework will be enacted, or the timing and applicability of any new legislation. Such amendments could adversely affect our profitability by increasing the costs associated with generating and distributing electricity and/or decreasing the revenues we earn from these activities.

     Furthermore, modifications to Chile’s Electricity Law, enacted in June 1999, increased the cost of doing business for Chile’s electricity generators, particularly hydro-based electricity generators such as Endesa-Chile. The modifications include a system of graduated fines for companies that do not comply with regulations, including maximum fines equivalent to approximately US$5 million, a requirement to pay 25% of total outstanding fines before appeals can be made and mandatory compensation for regulated users affected by electricity outages. There have been no such regulatory payments as of September 30, 2003. We can provide no assurance that these modifications will not adversely affect our future profitability by increasing the costs associated with generating and distributing electricity.

     The 1999 modifications to Chile’s Electricity Law also have affected our strategic planning for our distribution companies. During 2002, at least two Chilean electricity distribution companies (including Chilectra) published several bids for energy and power contracts. As a result of this process, this year Chilectra obtained energy supply contracts, covering 100% of its anticipated needs during 2003, principally from Endesa-Chile. Nevertheless, in most cases the bidding processes were abandoned as no generation companies submitted bids. We attribute this lack of interest to rules, enacted in 1999 and set forth in Article 99 bis of the Electricity Law, as a result of which a drought can no longer constitute a force majeure event and therefore cannot be used by hydroelectric generating companies as a basis for failure to deliver energy. Nevertheless, Resolution No. 88 of the Economy Ministry, which is described below, requires distribution companies to buy, and generation companies to sell, energy and power at node-prices in the absence of contracts with generation companies.

     On May 3, 2000 another change was made to the regulatory framework in Chile, Ley General de Servicios Eléctricos en Chile, through Law No. 19,674, which regulates services relating to energy supply and provided for the imposition of a tariff repayment in cases where the Chilean antitrust court believes that prevailing market conditions are inadequate to ensure fair pricing of such services through free competition. These services include, among others, meter renting, disconnection and reconnection of service, public lighting installation and maintenance and other ancillary services. Our distribution companies in Chile derive certain revenues from all these services and we cannot give any assurance that those revenues will not be affected negatively by the regulation.

     Resolution 88. In May 2001, the Ministry of Economics issued Resolution 88, under which electricity generators such as Endesa-Chile and its Chilean subsidiaries are required to provide power to distribution companies in the Sistema Interconectado Central, or SIC, if distribution companies are not able to freely contract adequate power supply to deliver to their customers. Under the terms of Resolution 88, each generator must supply power to such distributors in the SIC, at a price equal to the node-price, in proportion to the generator’s share of total firm capacity energy — the estimated aggregate amount of energy that can be reliably delivered to an interconnected system during a given year by all generating units in that system, under certain assumptions. For a more complete discussion of this topic, see “Item 4. Information on the Company — B. Business Overview. — Electricity Industry Regulatory Framework — Chile — Chilean Electricity Law — Sales to Other Generation Companies” of our 2002 Form 20-F. If Endesa-Chile cannot generate sufficient power to supply distribution companies’ needs, it is required to purchase power on the spot market, at prices that may be significantly higher than the price at which it would be required to sell to distributors and accordingly it may incur losses. In addition, the requirement to sell to distributors may limit Endesa-Chile’s ability to expand sales to non-regulated customers.

     Environmental Regulation. Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects and obtain regulatory permits. As with any regulated company, we cannot assure you that these environmental impact studies will be approved by governmental authorities, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company — D. Property, plants and equipment — Environmental Issues” in our 2002 Form 20-F.

     Brazilian Sector Reform Studies. Following the Brazilian electricity crisis in 2001, during which consumption of electricity was limited to 80% of what consumers used during 2000, the Electricity Sector Model Revitalization Committee of the former Brazilian federal government announced several measures to revitalize the energy sector in order to ensure a higher level of competition, encourage further investments and increase the transparency in the rules that regulate these services. However, these proposals were not implemented due to political changes in Brazil following elections in 2002. The new administration has undertaken a new phase of studies regarding a possible restructuring of the electricity regulatory framework. The stated objectives of this restructuring include simplifying the operation of the electricity sector and providing long-term stability. It is not yet possible to predict the nature and magnitude of the reforms that may be proposed or implemented and consequently, whether they will have a material adverse effect over the companies we own or on our activities and operations in Brazil.

     Our generation subsidiaries could be affected by the proposals being considered by the Chilean Congress relating to their water rights.

     Approximately 75.2% of the installed capacity of our generation subsidiaries in Chile is hydroelectric as of the date of this current report. Our Chilean generation subsidiaries own water rights granted by the Chilean Water Authority for the supply of water from rivers and lakes near their production facilities. Under current law, these water rights are of unlimited duration; they are absolute and unconditional property rights and they are not subject to further challenge. The Chilean Congress is discussing a proposal to amend the laws governing unused water rights. Under the proposal, our generation subsidiaries would have to pay a fee each year for unused water rights whether they were granted before or after the enactment of such proposal. We are unable to predict whether or in what form any such proposed changes to the laws governing water rights will be enacted. We cannot assure you any changes would not, if enacted, have a material adverse effect on either us or our operations.

     We have significant levels of debt.

     We and our subsidiaries had approximately Ch$4.4 trillion (US$6.7 billion) of outstanding indebtedness at September 30, 2003, of which Ch$1.2 trillion (US$1.9 billion) was debt of Enersis and Ch$3.2 trillion (US$4.8 billion) was debt of our subsidiaries. Enersis has guaranteed approximately UF2.0 million (US$51.0 million) of outstanding subsidiary indebtedness. As a result of our level of debt, we might be limited in our ability to meet our debt service obligations and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of September 30, 2003, we had a consolidated ratio of total financial debt to the sum of shareholders’ equity and minority interest of approximately 0.7.

     Construction of new facilities may be adversely affected by factors commonly associated with new construction projects.

     Factors that may affect our ability to build new facilities include:

•	delays in obtaining regulatory approvals, including environmental permits;

•	shortages or changes in the prices of equipment, materials or labor;

•	local opposition of political and ethnic groups;

•	adverse changes in the political and regulatory environment in the countries where we and our related companies operate;

•	adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and

•	the inability to obtain financing at affordable rates.

     Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects contemplated.

     We are subject to financial covenants and other contractual provisions under our existing indebtedness.

     A significant portion of our financial indebtedness is subject to cross-default provisions. Defaults in relation to any single indebtedness of ours or our more relevant subsidiaries with an outstanding amount equal to or in excess of US$30 million after the applicable grace periods (if any) have expired could give rise to a cross-default under the Facilities (as defined below). In addition, a payment default by us or any of our subsidiaries on any indebtedness, on an individual basis, having an aggregate principal amount exceeding US$30 million, would trigger an event of default on our SEC-registered bonds. Finally, any event of default arising under those bonds would trigger a cross-default under most of our existing bank credit agreements.

     On May 15, 2003, Enersis and Endesa-Chile entered into credit agreements for approximately US$1,588 million and US$743 million, respectively hereinafter referred to as the Enersis Facility and the Endesa-Chile

Facility, and collectively, as the Facilities. The Facilities refinanced most of the existing bank indebtedness of both borrowers. As part of this refinancing, most of Enersis’ indebtedness under its outstanding syndicated and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, was repaid and replaced by debt under the Facilities, which mature in May 2008. On November 24, 2003, the Enersis Facility was paid in its entirety. The Endesa-Chile Facility has a 30-month grace period prior to the commencement of debt repayment, during which period Endesa-Chile will only make interest payments, subject to certain mandatory prepayments in the event of certain asset sales, or debt or equity issuances. As of November 2005, Endesa-Chile will be required to repay principal and also continue to make interest payments. The Endesa-Chile Facility accrues interest at 300 basis points over Libor. The Endesa-Chile Facility is guaranteed by four of Endesa-Chile’s subsidiaries: Empresa Eléctrica Pehuenche S.A., Pangue, Compañía Eléctrica Tarapacá S.A., and Endesa-Chile Internacional.

     The Endesa-Chile Facility requires Endesa-Chile to maintain specified financial covenants related to maximum ratios of indebtedness to cash flow (ranging from 9.50:1 in 2003 to 6.00:1 in the second quarter of 2008), indebtedness to EBITDA, calculated in accordance with the Endesa-Chile Facility (which calculation of EBITDA in accordance with the Endesa-Chile Facility differs from the calculation of adjusted operating income) (ranging from 6.75:1 in 2003 to 4.00:1 in 2008) and indebtedness to stockholders’ equity (ranging from 115% in 2003 to 70% in the second quarter of 2008), and a minimum ratio of cash flow to interest expense (ranging from 1.50:1 in 2003 to 2.0:1 in 2008). The Endesa-Chile Facility requires Endesa-Chile to apply 75% of its excess cash (as defined in the Endesa-Chile Facility including allowance for dividends) and most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay the Endesa-Chile Facility. In addition, the Endesa-Chile Facility contains covenants that prohibit (1) any of our subsidiaries whose principal place of business is in Chile from incurring indebtedness, subject to certain exceptions; and (2) Endesa-Chile and certain subsidiaries of Endesa-Chile (subject, in each case, to a variety of exceptions) from, among other things, prepaying indebtedness, creating or permitting the existence of liens on properties and assets, making investments, loans (including intercompany loans) or advances, issuing guarantees or providing other credit support, selling or transferring essential operating assets, consummating mergers, consolidations, liquidations or dissolutions, making capital expenditures in excess of certain agreed thresholds (which range from US$36 million to US$262 million per year on a consolidated basis) repurchasing or redeeming capital stock or making other payments in respect of capital stock, entering into agreements (other than the Endesa-Chile Facility) which restrict the ability of Endesa-Chile’s subsidiaries to apply the proceeds from equity or debt issuances and asset sales by way of dividend or repayment of intercompany indebtedness, entering into transactions with affiliates, entering into sale and leaseback transactions and making material changes in the nature of the principal business of Endesa-Chile and its more significant subsidiaries. These restrictions will no longer apply upon repayment of the Endesa-Chile Facility, which matures on May 15, 2008.

     For a description of the financial covenants and other contractual provisions under a new US$800 million Senior Unsecured Syndicated Term Loan Facility entered into by Enersis, please see “Enersis’ Results of Operations for the Nine Months ended September 30, 2002 and September 30, 2003 — Enersis Liquidity and Capital Resources” in this current report.

   Foreign exchange risks may adversely affect our results of operations and financial condition.

     The Chilean peso and the other Latin American currencies in which we and our subsidiaries operate have been subject to large devaluations against the dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues are linked in part to U.S. dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar. Moreover, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated dollar indexation altogether. Because of this exposure, the cash generated by us and our subsidiaries can be diminished materially when our local currencies devalue against the dollar. Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the U.S. dollar, may affect our financial condition and results of operations.

The impact on the value of our assets of high levels of devaluation in the countries in which we operate outside Chile may not be reflected on our reported financial condition as a result of Chilean accounting treatment.

     The manner in which we restate our foreign investments under Chilean GAAP requires us to translate non-monetary assets and non-monetary liabilities of our non-Chilean subsidiaries and equity affiliates into U.S. dollars at historical rates of exchange. This accounting treatment may have the effect of excluding from our reported balance sheet the effect of devaluation on our non-monetary assets in the countries in which our subsidiaries and investments are located because devaluations of the local currency against the dollar or the Chilean peso are not reflected. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Technical Bulletin No. 64” in our 2002 Form 20-F.

We are subject to refinancing risk.

     As of September 30, 2003, on a consolidated basis, we have US$1,066 million of indebtedness maturing in the remainder of 2004, US$3,480 million of indebtedness maturing in the period 2005 through 2008 and US$2,150 million maturing thereafter (excluding the US$ 350 million aggregate principal amount of 7.375% notes due 2014 issued on November 24, 2003).

     As of September 30, 2003, the debt of our Brazilian and Argentine subsidiaries amounted to approximately US$977 million. As a matter of policy for all of our Brazilian and Argentine subsidiaries, we are primarily making interest payments when due, and we are negotiating extensions of the principal payment dates of most of our outstanding debt. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these financing arrangements. No assurance can be given that our creditors will continue to accept rolling over debt principal when it becomes due.

     We may be unable to refinance any of our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancings, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to realizing the best price for such assets. Furthermore, any assets may not be sold quickly enough, or for amounts sufficient, to enable us to make any such payments.

We and our subsidiaries are currently involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for us, and we will continue to be subject to future litigation proceedings, any of which could have material adverse consequences to our business.

     We are a party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Our financial condition or results of operations could be adversely affected to a material extent if any of these material claims are resolved against us.

     For a further discussion of the legal proceedings affecting us and our subsidiaries, see the section entitled “Legal Proceedings” Item 4 included in this current report and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” of our 2002 Form 20-F.

There are potential conflicts of interest with our affiliates.

     As of September 30, 2003 Endesa-Spain owned 65.1% of Enersis’ share capital. Therefore, Endesa-Spain has the power to determine the outcome of most material matters to be decided by a vote of our shareholders, such as the election of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Endesa-Spain can also exercise influence over our operations and business strategies. Endesa-Spain conducts its business in Latin America through us and through affiliates not consolidated by us. To the extent any conflict arises between our interests and those of Endesa-Spain’s other businesses in any jurisdiction in Latin America, Endesa-Spain might have a conflict of interest, which could have an adverse effect on our business.

     Certain of our directors are officers of Endesa-Spain and officers and directors of certain subsidiaries of Endesa-Spain.

     Our subsidiaries sell electricity and capacity to other companies controlled by Endesa-Spain at regulated prices and have entered into contracts for other services with other companies controlled by Endesa-Spain, or the Endesa Group.

The values of our long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

     We have economic exposure to fluctuations in the market price of certain commodities as a result of the long-term energy sales contracts to which our subsidiaries are parties. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the U.S. dollar. Changes in the market price of these commodities and in the exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, we do not reflect in our income statement fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. As a matter of policy, we do not enter into supply contracts for amounts of electricity in excess of our firm capacity under adverse hydrological conditions.

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

     A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are, to a certain extent, dependent upon economic conditions prevailing from time to time in Chile. In 2002, the Chilean economy grew by 2.1% compared to a 3.1% increase in 2001 and an increase of 4.2% in 2000. The Central Bank recently reclassified its criteria for growth measurements, and the figures for 2000, 2001 and 2002 reported in our 2002 Form 20-F are different from those reported in prior Form 20-Fs. The latest Chilean Central Bank forecasts for GDP growths are between 3.0% and 4.0% for 2003 and greater than 4.0% for 2004 (Central Bank, “Informe Política Monetaria,” May 2003). There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or adversely impact our financial condition or results of operations. Our financial condition and results of operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Increased inflation in Chile may adversely affect our results of operations.

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of shares of Enersis’ common stock and ADSs. The inflation rate was 27.3% in 1990, although it fell to single digits by 1994, and continued to decline steadily to a low of 2.3% in 1999. Chilean CPI for the 12 months ended December 31, 2002, was 2.8%, and government officials expect 2003 Chilean CPI to be approximately 3.0% for 2003 and 2004. Historically, a substantial part of our expenses have been denominated in Chilean pesos, and any future increases in Chilean inflation could cause our expenses to rise significantly. As a result, the level of Chilean inflation may affect our financial condition and results of operations.

     We believe that moderate inflation will not materially affect our business in Chile. Electricity tariffs in Chile, both for generation and distribution, contain indexing mechanisms that are intended to neutralize the effects of inflation. However, we are unable to give any assurance that the performance of the Chilean economy, our operating results, or the value of securities issued by us, will not be adversely affected by a significant increase in the level of inflation or that Chilean inflation will not increase significantly from the current level.

Chilean corporate disclosure, governance and accounting standards may provide investors different information than would be provided under U.S. standards.

     The securities laws of Chile that govern publicly listed companies such as ours impose disclosure requirements that are more limited than those in the United States in important respects. The Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets. There are also important differences between Chilean and U.S. accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 34 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP relating to our financial statements and a reconciliation to U.S. GAAP of net income and total shareholders’ equity for the periods ended and as of the dates therein indicated.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

     If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts, judgments obtained in the United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Risk Factors Relating to the Rest of Latin America

Latin American economic fluctuations are likely to affect our results of operations.

     All of our operations are located in Latin America. Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout Latin America. We now generate a significant portion of our consolidated operating revenues and consolidated operating income outside Chile. Accordingly, our consolidated revenues are sensitive to the performance of the Latin American economies as a whole. If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which we have investments or operations, our financial condition and results of operations could be adversely affected.

     The Latin American financial and securities markets have exhibited significant volatility since October 1997, reflecting the risk created by weakness in global commodity prices and slowing global economic growth. Latin American countries have generally responded to these external factors, including currency speculation, by widening or eliminating currency fluctuation bands, raising interest rates and tightening fiscal policies. Latin American economies, including many of those in which we have investments, have recently been affected adversely by a number of internal and external factors.

     The Latin American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile. We can offer no assurance that the Chilean financial and securities markets will not continue to be adversely affected by events elsewhere, especially in other emerging markets, or that such effects will not affect the value of or the interest rate yields in the secondary markets for our debt securities. Moreover, Enersis and Endesa-Chile have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and upstreaming of cash from subsidiaries in these countries have proven volatile.

     Chilean government debt continues to be rated “A-” by Standard & Poor’s and is the only South American government debt to enjoy an investment grade rating. However, we cannot give assurances that Chilean government debt will continue to maintain the credit rating granted by Standard & Poor’s and other credit rating agencies.

Certain Latin American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities.

     Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. Any government’s actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If government authorities intervene in any of the countries in which we operate, it could cause our business to be less profitable, and our results of operations may be adversely affected.

Risk Factors Related to Brazil

Breaches of contracts entered into by subsidiaries of Endesa-Chile and equity affiliates with Brazilian counterparties may impact the amount of dividends and distributions we receive from those investments.

     Recent hydrological conditions in Brazil have led to historically low prices in the Brazilian spot energy market. As a result, a number of our most important Brazilian customers have breached their contracts with us in order to purchase energy in the spot market instead of pursuant to these contracts.

     For example, in April 2003, CELG, the sole customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take or pay contract with Cachoeira Dourada. CELG has also claimed damages of approximately US$250 million from 1997 to 2003 relating to this contract. On July 4, 2003, the court presiding over the dispute ruled that CELG would be required to make payments until December 2005 to Cachoeira Dourada at prices ranges significantly lower than the R$61.63 per MWh amount provided for under the current terms of the take or pay contract. Cachoeira Dourada appealed this ruling, but there is no assurance that the ruling will be reversed. An unfavorable decision would result in Cachoeira Dourada’s receiving significantly lower payments of up to half the amount of its contract from its only customer, which may affect its ability to pay dividends to Endesa-Chile. The terms of this contract provide for payments of approximately R$17.0 million per month, of which Cachoeira Dourada has received, for the second half of 2003, approximately R$50.6 million, corresponding to less than half of the amount currently due under the contract. Cachoeira Dourada has not made provisions for the accounts receivable from CELG or CELG’s damages claim. On December 23, 2003, the court of Brasilia ordered CELG to deposit the difference between the lower price paid since July and the entire price of the take or pay contract in a judicial account until the end of the lawsuit. If CELG were to prevail in its damages claim, it would have a material adverse effect on our results of operations.

     Additionally, in January 2003, Companhia Paranaense de Energia — COPEL, or Copel, suspended payments to CIEN, a non-consolidated company in which Endesa-Chile has a 45% interest, under a take or pay power and energy supply contract signed in 1999. CIEN also sells energy to three other Brazilian companies. As a justification for its action, Copel alleged economic and financial imbalance in the 1999 contracts. Copel also requested a revision of the prices previously agreed. On August 18, 2003, CIEN and Copel entered into a memorandum of understanding in which they agreed to modify the terms and conditions of the current contract. Among other things, the modified contract is expected to provide for a 50% reduction in the energy volume contracted for (now 400 MW), and a reduction in the term of the contract from 20 to 7 years ending on December 31, 2009.

     Finally, the amendment to the existing contract was entered into by CIEN and COPEL in December 2003 and COPEL agreed to pay R$203 million to CIEN as a compensation for all suspended payments.

Energy losses in Brazil may adversely affect our financial results.

     Our Brazilian distribution subsidiaries experience materially higher energy losses than occur in the rest of our distribution operations, with Coelce and Cerj experiencing accumulated loss rates for 2002 of 13.0% and 22.6%, respectively, compared with an average loss rate of 12.1% for the rest of our distribution operations. Elevated energy loss rates in our Brazilian distribution subsidiaries are due principally to energy theft, which is particularly acute in areas with high concentrations of low-income customers and in periods of economic downturn. Energy losses affect our financial results because lost energy could otherwise have been distributed to customers or sold to other distributors in return for payment.

     In 2002 and 2003, we have taken a series of measures to reduce energy theft from our Brazilian distribution subsidiaries, and energy loss rates for the first nine months of 2003 have declined to 13.3 % and 23.9 % at Coelce and Cerj, respectively. However, we cannot assure you that energy losses will not rise in the future or that energy losses will not adversely affect our financial results.

Risk Factors Related to Argentina

     The property, operations and customers of Edesur, our Argentine distribution subsidiary, and Costanera and El Chocón, our Argentine generation subsidiaries, are located in Argentina and most of their indebtedness is denominated in U.S. dollars. Accordingly, our Argentine subsidiaries’ financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the Argentine peso and the U.S. dollar. As detailed below, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have adversely affected and will continue to adversely affect the financial condition of our Argentine investments and their results of operations and may continue to impair their ability to make distributions to us.

The current macroeconomic situation in Argentina and the changes to regulations affecting our Argentine subsidiaries could affect the ability of our Argentine subsidiaries to meet their obligations.

     On January 6, 2002, the Argentine Congress approved the Public Emergency and Reform of Exchange Regulation Law 25,561, or the Economic Emergency Law. The Economic Emergency Law amended the law that had pegged the Argentine peso at parity with the U.S. dollar since April 1991. The Economic Emergency Law empowered the Argentine Federal Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, such as the creation of a system for determining the rate at which the Argentine peso is to be exchanged into foreign currencies. The Economic Emergency Law declared a public emergency over social, economic, administrative, financial and foreign exchange matters, and conferred upon the Argentine Federal Executive Branch full privileges under the law until December 10, 2003. This law also imposed the conversion of dollar-denominated obligations (including electricity distribution tariffs) into Argentine pesos at a rate of Ar$1 per US$1 (with some exceptions), authorized the forced renegotiation of public service contracts on a case by case basis and also did the following:

•	repealed the provisions of the convertibility law that fixed the parity of the Argentine peso, or Ar$, with the U.S. dollar, or US$, at 1 to 1 and instead allows the Ar$ to float against the US$; and

•	repealed certain provisions of public service concessions, thus prohibiting the recognition of inflation index mechanisms from other countries and any other indexation mechanism in the setting of tariffs for public services.

     Some of the more significant measures adopted by decree of the Argentine Federal Executive Branch included the following:

•	the creation of an exchange market that allows the Ar$to float freely;

•	the imposition of certain restrictions on access to funds deposited in financial institutions; and

•	asymmetric mandatory conversion into Argentine pesos of Argentine banks’ foreign currency denominated assets at an exchange rate of US$1 to Ar$1 and of foreign currency-denominated deposits at an exchange rate of US$1 to Ar$1.40.

     Additionally, the Argentine Federal Executive Branch and members of the National Congress are considering proposals to modify the public services framework, including electricity distribution service. There have been no proposals submitted by the Argentine Federal Executive Branch to legislators or that have emerged from the National Congress as a bill. It is unclear whether or in what form any amendments to the electricity public services regulatory framework will be enacted, and the timing and applicability of any new legislation is as yet unclear. Such amendments could adversely affect our profitability by increasing the costs associated with and/or decreasing the revenues earned from distributing electricity, and/or modifying some rights of concessionaires recognized under the current regulatory framework.

     In addition, the Superintendency of Corporations issued on September 19, 2003 General Resolution No. 7/2003, creating new requirements to be complied with by foreign companies that intend to register or already are registered with the Superintendency of Corporations in order to own shares in corporations already existing and/or to be incorporated in Argentina or to establish a branch in Argentina. If a foreign company does not have assets abroad, or the value of the company’s non-current assets located abroad is insignificant in relation to the value of its interests and assets in Argentina or the foreign company’s headquarters is located in Argentina, such foreign company shall be required to adapt its by-laws to Section 124 of the Law No. 19,550 (which states that a company organized abroad which has its place of business in Argentina, or the principal purposes of which are to be accomplished in Argentina, shall be regarded as a local company for the purposes of fulfilling the formalities concerning organization, amendment thereof and control of its operations). We cannot anticipate the interpretation that will be given to such resolution by the administrative authority and courts in Argentina or its effects on the investments of foreign entities that are shareholders of Argentine companies.

     The Economic Emergency Law created economic and financial imbalances in Argentine companies and financial institutions. The current devaluation and the Economic Emergency Law’s amendment preventing certain tariffs from being pegged to the U.S. dollar (and instead requiring the tariffs to be pegged to the Argentine peso, which we refer to as “pesification” in this current report) resulted in a revenue shortfall that led to inadequate cash flow for electricity sector activities. Current electricity tariffs do not take into account the real costs of services provided, and energy prices in the hourly market do not reflect the marginal costs of generation as provided for under the previous regulation (Law 24,065).

     For instance, the measures and developments described above have adversely affected the economic and financial condition of our generation subsidiary of El Chocón. Substantially all of its sources of revenues have been “pesified” and decreased significantly in dollar terms, while substantially all of its liabilities continue to be denominated in U.S. dollars. The pesification of El Chocón’s contracts, together with the devaluation of the peso, have had a significant adverse effect on El Chocón’s net income and cash flows, and on its financial condition.

     As a result of the current macroeconomic crisis affecting Argentina and the modifications to regulations affecting our Argentine subsidiaries, as further described under the risk factors discussed below, we cannot assure you that our Argentine subsidiaries will be able to obtain financial resources to repay or refinance their short-term debt or that they will otherwise be able to comply with the obligations to which they are subject under their credit agreements and other financial contracts. We believe that our investments in Argentina have been significantly adversely affected and can provide no assurance that these events will not continue to have a material adverse effect on our financial condition, investments or results of operations. Furthermore, the current economic environment in Argentina may worsen in the short term and further harm our ability to meet our current and future obligations, including debt obligations.

     The devaluation of the peso following the repeal of the convertibility law has adversely affected the U.S. dollar value of the earnings of our Argentine subsidiaries and, thus, impaired our financial condition. Any depreciation of the peso against the U.S. dollar will correspondingly increase the amount of their debt in pesos, with further adverse effects on their results of operation and financial condition. Given the continuing economic crisis and economic and political uncertainties in Argentina, we cannot predict whether or to what extent the value of the peso may appreciate or further depreciate against the dollar. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy, and if so, what impact these changes will have on the financial condition and results of operations of our Argentine subsidiaries.

The Central Bank of Argentina has recently lifted, but may reinstate, restrictions on the transfer of funds outside of Argentina that could prevent our Argentine subsidiaries from distributing dividends and paying principal on certain of their external debt as it comes due.

     From December 3, 2001 to May 6, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad (including payments of dividends, principal and interest on debt), with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions, requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, were gradually relaxed from January to May 2003.

     In addition, funds may now be transferred abroad without the prior authorization of the Argentine Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

     There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.

     Should the Argentine Central Bank reimpose restrictions on the transfer of funds outside of Argentina that prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of their debt obligations may become due and payable, unless new financing is funded outside Argentina and is available to our Argentine subsidiaries or they are able to renegotiate, or obtain a waiver with respect to the indebtedness that would be subject to such restrictions. If similar restrictions are imposed again, there can be no assurance that our Argentine subsidiaries will be able to obtain new financing or that they will be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions. In addition, such restrictions may impede the ability of our Argentine subsidiaries to make cash distributions to us.

     As of September 30, 2003, the debt of our Argentine subsidiaries amounted to approximately US$488 million. As a matter of policy for all of our Argentine subsidiaries, including generation and distribution companies, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements. No assurance can be given that our creditors will continue to accept, or that the Argentine Central Bank will continue to permit, rolling over debt principal when it becomes due.

Argentine authorities have implemented a number of monetary and currency-exchange control measures that have had, and may continue to have, an adverse effect on our results of operations and financial condition in Argentina.

     The Economic Emergency Law has affected Edesur adversely by repealing the provisions of Edesur’s concession contract that permitted its distribution tariffs to be pegged to the dollar, and that provided for certain price indexation mechanisms. Since Edesur’s invoices to its clients are no longer pegged to the dollar, the dollar value of such receivables has declined significantly in the wake of the devaluation of the Argentine peso. Because Edesur’s indebtedness is largely dollar-denominated, the above-mentioned factors have had a significant negative impact on Edesur’s net income. Edesur’s ability to comply with its obligations under the indebtedness to which it is subject has been adversely affected by the Economic Emergency Law and the devaluation of the Argentine peso.

     The Economic Emergency Law and other recent Argentine foreign exchange restrictions have affected the economic and financial condition of El Chocón adversely due to the pesification of all privately negotiated contracts and spot energy market prices, since this generation subsidiary of Endesa-Chile has electricity power supply contracts with clients in the Republic of Argentina and operates in the Argentine Electricity Retail Market. The pesification of El Chocón’s contracts, together with the devaluation of the peso, have had a significant adverse effect on El Chocón’s net income.

     The Economic Emergency Law also authorized the Argentine Federal Executive Branch to renegotiate all public service contracts, and establishes certain guidelines dealing with potential impacts on the Argentine domestic economy, quality of service and capital expenditure plans, consumer interests, the security of the systems, and the profitability of the companies providing such services. On March 20, 2002, the government listed the set of contracts to be renegotiated, as well as the general procedures to be used as guidance in such negotiations. Among these contracts is Edesur’s concession contract.

     The Argentine Federal Executive Branch created the Comisión Renegociadora, or the Renegotiation Commission, with responsibility for renegotiating the public service contracts and which, in 2003, was replaced by the Unidad de Renegociación, or the Renegotiation Entity. The original negotiation period granted to the Renegotiation Commission was to terminate in June 2002. During 2002, the deadline was extended until December 2003 and has been further extended to December 2004 through Law 25,790.

     In April 2002, Edesur presented a renegotiation proposal, which provided for recalculating the economic and financial equation of its concession contract, in order to mitigate the negative impact experienced by the company due to the devaluation, pesification and tariff setting in Argentina. The proposal was based on the creation of a “Regulatory Asset,” which would allow more time for Edesur to carry out the terms of the contract according to its original conditions.

     Later, even though the Renegotiation Commission continued working on the renegotiation of the contracts, Edesur was informed that, if an urgent tariff resetting was needed (which would be included in the final results of the contract renegotiation) it should present a firmer proposal. Edesur responded with a proposal of an urgent tariff resetting that did not contemplate the retribution of the capital invested, as such discussion and analysis was left for further stages of the renegotiation process. Edesur requested, pursuant to the “shared sacrifice” guideline that the government established for the renegotiation process, total or partial tariff reallocation of tax collection, which accounts for 38% of the net tariff, thereby achieving either a socially acceptable tariff increase, or none at all. However, the Argentine government did not comment on Edesur’s proposal.

     In relation to the urgent tariff resetting, the Argentine Federal Executive Branch issued Decree No. 2437/02 in December 2002 granting a higher tariff to Argentine distribution companies. However, these tariff increases were suspended by two judicial resolutions that were appealed by the Argentine government and Edesur in January 2003.

     On January 23, 2003 the Argentine Federal Executive Branch enacted Decree No. 120 establishing transitory revisions, or tariff setting adjustments, that would be needed to guarantee customers the continuity, safety and quality of the services provided.

     Subsequently, on January 30, 2003 the Argentine Federal Executive Branch enacted Decree No. 146 with temporary adjustment to the tariffs for gas and electricity public services from January 1, 2003 to the end of the renegotiation process. However, these tariff increases were suspended by two judicial resolutions.

     In October, 2003, the National Congress passed Law No. 25,790 which extended the term for the renegotiation process until December 31, 2004, and authorized the Argentine Federal Executive Branch to make changes to the regulatory framework and quality standards in the concession contracts. Law No. 25,790 imposed the obligation to request the approval of the National Congress for each agreement between the government and the public services companies derived from the renegotiation process.

     At the time of this current report, it is not possible to determine how the new Kirchner administration in Argentina, elected in May 2003, will resolve these pending tariff issues. Notwithstanding these uncertainties, the Kirchner administration announced recently that it does not expect to allow any increases on the tariffs currently prevailing in Argentina.

     There can be no assurance that the final result of such negotiations will not have a material adverse effect on Edesur, or that the practical effect of any long-lasting structural changes will not have a material adverse effect on Edesur’s financial performance.

The results of operations of our Argentine subsidiaries have been, and may continue to be, materially adversely affected by the devaluation of the peso and the economic conditions currently prevailing in Argentina.

     Our Argentine subsidiaries realize a significant portion of their revenues in Argentina in pesos. As a result, the devaluation of the peso has had a material adverse effect on the U.S. dollar value of their earnings and on their ability to service their debt, which is largely denominated in U.S. dollars. In addition, the devaluation of the peso has had a material adverse effect on the financial condition of our Argentine subsidiaries and equity affiliates, as their largely peso denominated assets have depreciated accordingly against its largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the U.S. dollar will correspondingly increase the amount of the debt in pesos of our Argentine subsidiaries.

     Given the continuing economic crisis and the related economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate, against the U.S. dollar. The Argentine peso appreciated against the U.S. dollar by 13.4% during the first nine months of 2003. We cannot predict how these uncertainties will affect the consumption of electricity. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any such changes could have on the financial condition and results of operations of our Argentine subsidiaries.

The Argentine economy may continue to experience the significant inflation that has occurred following the amendment of the Convertibility Law, thereby further impacting the revenues of our Argentine subsidiaries, a substantial portion of which are not subject to indexing.

     Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the CPI of 42.8% and in the Wholesale Price Index, or WPI, of 119.1%. This level of inflation reflected both the effect of the peso devaluation on production costs and a substantial modification of relative prices, partially offset by the elimination of tariff adjustments and the large drop in demand resulting from the severe recession. During the first ten months of 2003, the Argentine consumer price index increased by 3.2% and the wholesale price index decreased by 0.8%.

     On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to the foreign currency and gold reserves. This change allows the Central Bank to make short-term advances to the federal government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems. There is considerable concern that if the Central Bank prints currency to finance public-sector spending or assist financial institutions in distress, significant inflation could result.

     Moreover, any further inflation could result in further increases in the expenses of our Argentine subsidiaries, including capital expenditures. The current mismatch between revenues and expenses, especially in a potentially inflationary economy like that of Argentina, has affected and may continue to affect materially the results of operations of our Argentine operations.

     The unpredictability of Argentina’s inflation rate makes it impossible for us to foresee how the business and results of operations of our Argentine subsidiaries and equity affiliates may be affected in the future by inflation.

Risk Relating to Colombia

Colombia’s electricity power industry has in the past been adversely affected by guerilla attacks.

     Guerrilla organizations have long been active in Colombia. Although our Colombian facilities have never been subject to any attacks having a material impact by any guerilla group, we cannot assure you that such attacks will not occur in the future. In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, guerilla organizations have employed acts of terrorism to draw attention to their causes. Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity. Most of this activity has been directed towards the oil industry. The peace negotiations between the former Colombian government and the largest guerrilla organization in the country came to an end in February 2002, and since then there has been an escalation of violence. The increased violence could also result in renewed attacks against electricity assets, which may adversely affect our interests. The Colombian government, under a president who took office in 2002, has targeted its intervention on inflation, devaluation, unemployment, fiscal policy and drug-related violence. We cannot assure you, however, that these measures will result in higher economic growth in Colombia or remove the risks of attack against our electricity assets.

ITEM 4

LEGAL PROCEEDINGS

Payments Relating to Failure to Deliver Electricity

     Our operations in Chile were adversely affected by a severe and protracted drought during 1998 and the first half of 2000. The severity of the drought coupled with delays in the planned operation of a large gas-fired plant of Colbún, one of Endesa-Chile’s competitors, led the Ministry of the Economy to decree rationing periods.

     The Chilean government imposed electricity rationing during three periods in 1998 and 1999. During these periods, Endesa-Chile and other hydroelectric generators were required by law to purchase energy from thermal electric generators with surplus energy. Chile’s Electricity Law calls for a “failure cost” to be imposed on generators who do not fulfill their contractual obligations during rationing periods. Failure cost is calculated and set by the Comisión Nacional de Electricidad, or NEC, and penalizes generators who cannot meet their contractual commitments. Transactions between electricity generators who have a surplus and those who have a deficit must be carried out at the cost of failure in those node locations and during the hours when the energy supplied is not enough to satisfy demand.

     The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period. Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-1969 constituted a force majeure event. Because the drought in 1998 was the worst in recorded history, Endesa-Chile argued that the force majeure exemption should be applied and disputed the applicability of failure cost during the first rationing period. The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the spot market between generation companies in those node locations and during the hours when the energy supplied was not sufficient to satisfy the demand had to be calculated based on failure costs. However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC’s dispatch center. As of the date of this current report, no such procedures have been established.

     The second rationing decree period began on April 30, 1999 and was eventually superseded by a third rationing decree which began on June 12, 1999 and was extended to August 31, 1999. In the interim, on June 8, 1999, the Electricity Law was amended and, as a result, extreme hydrological conditions were no longer deemed to constitute a force majeure event. In addition, the amended Electricity Law provided for the compensation (there is no maximum level of compensation) of customers in the event of rationing occurring as a result of any hydrological event. It also provided for the payment of fines by electricity generators of up to a maximum amount of approximately US$5.2 million per breach resulting from inadequate supply to the electricity system. In respect of the third rationing decree period, Endesa-Chile paid US$2.3 million by way of compensation to customers in 1999. The amount paid was based on the days and hours in which rationing actually occurred. Endesa-Chile contested the payments on the grounds that their power purchase agreements with the distribution companies, who, in turn, provide the electricity to the final clients, were executed prior to the enactment of the amendment to the Electricity Law and that the amendment could not be applied retroactively to pre-existing contracts. This case is currently being reviewed by the Chilean courts.

     Notwithstanding Endesa-Chile’s position, the regulatory authorities have asserted that the compensation payments made during the third rationing decree were insufficient. Endesa-Chile has contested this assertion, but as of the date of this current report, there has been no definitive resolution or statement issued by the authorities on this matter.

Meridional Lawsuit: payment relating to contractual penalties

     On April 1, 1998, Meridional S/A Serviços Empreendimentos e Participações, or Meridional, sued Cerj before the Brazilian courts requesting the payment of contractual penalties. The action is based on the termination of a contract for the execution of construction works requested from Meridional by CELF, a state-owned company which assigned parts of its assets to Cerj prior to the latter’s privatization. Additionally, the plaintiff argues that CELF has not paid certain invoices.

     According to Meridional, Cerj was sued because the assets belonging to CELF were assigned to Cerj, which, in turn, was allegedly detrimental to the execution of the judgments against CELF.

     The amount of the claim is approximately US$90 million. As of the date of this current report, there has been no final resolution issued by the court of first instance in Brazil. Additionally, the parties have the right to appeal the resolution of the lower court.

Edelnor S.A.: Peruvian Tax Authority (Superintendencia de Administración Tributaria or SUNAT) inquiry

     In October 2000, the Peruvian Tax Authority ruled that additional income tax for the 1999 fiscal year was due owing to alleged excess asset depreciation from the reassessment of Edelnor’s assets resulting from the 1996 merger between Edelnor and Edechancay.

     The Peruvian Tax Authority determined pursuant to Law No. 27,034 that starting in the fiscal year 1999, Edelnor should not have depreciated the reassessed assets. Edelnor appealed the Peruvian Tax Authority resolution and, concurrently, commenced an arbitration process with the Peruvian Government, in accordance with the Judicial Stability Agreement, in order to resolve the ruling arising from the Peruvian Tax Authority’s interpretation of Law No. 27,034. The appeal was resolved against Edelnor before the arbitration process ended. The arbitration process was favorable to Edelnor. Edelnor appealed to the Fiscal Court, which ruled in favor of the arbitral process resolution and declared the Peruvian Tax Authority’s ruling null and void. The Fiscal Court ordered the Peruvian Tax Authority to resolve the controversy taking into account the legal framework established in the arbitral process and if the case required it, to qualify the facts as established in the VIII Norm Title of the Tax Code.

     In July 2003, the Peruvian Tax Authority, in accordance with the Fiscal Court’s order, by means of a new resolution, declared that the VIII Norm of the Tax Code was not applicable to the merger between Edelnor and Edechancay. However, the Peruvian Tax Authority ruled that additional income tax for the fiscal years 1997, 1998 and 1999, respectively, was due owing to alleged excess asset depreciation from the reassessment of Edelnor’s assets. The Peruvian Tax Authority concluded that the reassessment of Edelnor’s assets was not made pursuant to the applicable legal requirements and, therefore, Edelnor should not have depreciated the reassessed assets. Edelnor appealed the resolution on August 1, 2003 before the Fiscal Court. A final resolution from the Fiscal Court is still pending.

Edegel S.A.: SUNAT Inquiry

     In December 2000, the Peruvian Tax Authority ruled that additional income tax for the 1999 fiscal year was due owing, among other things, to alleged excess asset depreciation from the reassessment of Edegel’s assets resulting from the 1996 spin-off that created Edegel.

     As in the Edelnor SUNAT inquiry described above, the Peruvian Tax Authority determined pursuant to Law No. 27,034 that starting in the fiscal year 1999, Edegel should not have depreciated the reassessed assets. Similarly, Edegel appealed the Peruvian Tax Authority resolution and, concurrently, commenced an arbitration process with the Peruvian Government. Although the arbitration process was favorable to Edegel, the appeal was resolved against Edegel before the arbitration process ended.

     On July 10, 2003, the Peruvian Tax Authority, in accordance with the Fiscal Court’s order, by means of a new resolution, declared that the VIII Norm of the Tax Code was applicable to the spin-off that created Edegel. Additionally, the Peruvian Tax Authority concluded that the reassessment of Edegel’s assets was not made pursuant to the applicable legal requirements and, therefore, Edegel should not have depreciated the reassessed assets. The Peruvian Tax Authority claims a tax liability for the fiscal years 1996, 1997, 1998 and 1999 in the amount of Peruvian soles 555 million (approximately US$159 million) in connection with, among other things, the 1996 spin-off that created Edegel. Although the Peruvian Tax Authority initially sought Peruvian soles 299 million (approximately US$85 million) in connection with this claim, in the July 10 resolution, the Peruvian Tax Authority increased its claim to Peruvian soles 555 million. In addition, the position taken by the Peruvian Tax Authority, regarding the validity of the reassessed assets depreciation, could lead to further investigations through the end of 2003. The increase imposed by the July 10 resolution was due to the Peruvian Tax Authority’s decision to examine the tax depreciation issue for years 1996 to 1999, in contrast with only examining year 1999. The Peruvian Tax Authority also added applicable interest and penalties to its claim. In August 2003, Edegel appealed this resolution before the Fiscal Court. A final resolution from the Fiscal Court is still pending. If the result is not favorable to Edegel, it can appeal to the Court of Appeal (Corte Superior) and if such decision is unfavorable to Edegel, it can appeal to the Supreme Court (Corte Suprema). In such a scenario, the appeal process can last up to two and a half years. Edegel believes that the Peruvian Tax Authority will not prevail in this matter and is therefore not making provisions for the amount asserted by the Peruvian Tax Authority.

Legal Proceeding by CELG

     In April 2003, CELG, the sole customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take or pay contract with Cachoeira Dourada. CELG has also claimed damages of approximately US$250 million from 1997 to 2003 relating to this contract. On July 4, 2003, the court presiding over the dispute ruled that CELG would be required to make payments until December 2005 to Cachoeira Dourada at price ranges significantly lower than the R$61.63 per MWh amount provided for under the current terms of the take or pay contract. Cachoeira Dourada appealed this ruling, but there is no assurance that the ruling will be reversed. An unfavorable decision would result in Cachoeira Dourada’s receiving significantly lower payments of up to half the amount of its contract from its only customer, which may affect its ability to pay dividends to Endesa-Chile. The terms of this contract provide for payments of approximately R$17.0 million per month of which Cachoeira Dourada has received, for the second half of 2003, approximately R$50.6 million, corresponding to half of the amount currently due under the contract. Cachoeira Dourada has not made provisions for the accounts receivable from CELG or CELG’s damages claim. On December 23, 2003, the court of Brasilia ordered CELG to deposit the difference between the lower price paid since July and the entire price of the take or pay contract in a judicial account until the end of the lawsuit. If CELG were to prevail in its damages claim, it would have a material adverse effect on our results of operations.

     In September 2003, another claim was filed by CELG against Cachoeira Dourada in the amount of approximately R$357 million (which is approximately US$120 million as of the date of this current report) seeking indemnity for losses resulting from the energy rationing crisis in Brazil. CELG claims an energy supply shortfall of 20% from the amount provided for in the supply agreement between CELG and Cachoeira Dourada. Cachoeira Dourada was recently notified of the proceeding and will argue, among other things, that CELG has already received tariff compensation for the supply shortfall pursuant to a “Rationing Agreement” signed by certain Brazilian energy companies, including Cachoeira Dourada. Further, Cachoeira Dourada will argue that the energy supply reduction was approximately 7% rather than the 20% reduction alleged by CELG. Although Cachoeira Dourada expects a favorable decision, we cannot assure that it will prevail in this proceeding.

Legal Proceeding: Annulment of Privatization of Cachoeira Dourada S.A.

     In 1997, a legal proceeding commenced against the State of Goiás and others requesting the annulment of the privatization of Cachoeira Dourada. We were only notified of this claim in 2002. In its response, Cachoeira Dourada argued that the claim was insufficient to void the legality and the legitimacy of the privatization process of Cachoeira Dourada. Cachoeira Dourada also requested to remit the claim to the federal court to determine whether ANEEL should become a party to these proceedings. We believe there is a high probability that the final judgment will be favorable to the interests of Cachoeira Dourada.

ICSID Arbitration

     On April 25, 2003, Enersis, Endesa-Chile, Elesur S.A., or Elesur, and Chilectra filed an action before the International Center for the Settlement of Investment Disputes, or the ICSID, in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina. The grounds of this action are the damages experienced by Enersis’ subsidiaries Chilectra and Endesa-Chile and Edesur in Argentina as a consequence of the approval of Economic Emergency Law, Decree No. 214/2002, Decree No. 293/2002 and Resolution No. 38/2002 of the Ministry of Economy. The outcome of these new rules has been a completely new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992. The original commitments assumed by the Republic of Argentina regarding these investments have not been met. The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments in the Republic of Argentina is against the letter and the spirit of the Treaty. There can be no assurance that the outcome of this arbitration will be favorable to us or, if favorable, that we will be able to execute the award and against the Argentine government.

Legal Proceeding: Breach of contractual payments — CIEN

     In January 2003, Copel suspended payments to CIEN, a non-consolidated company in which Endesa-Chile has a 45% interest under a take or pay power and energy supply contract signed in 1999. CIEN also sells energy to three other Brazilian companies. Copel claimed the alleged economic and financial imbalance of the 1999 contracts as the reason for its breach. Copel also requested a revision of the prices previously agreed. On August 18, 2003, CIEN and Copel entered into a memorandum of understanding in which they agreed to modify the terms and conditions of the current contract. Among other things, the modified contract, already executed by both parties, is expected to provide for a 50% reduction in the energy volume contracted for (now 400 MW), and a reduction in the term of the contract from 20 to 7 years ending on December 31, 2009.

     Finally, the amendment to the existing contract was entered into by CIEN and COPEL in December 2003 and COPEL agreed to pay R$203 million to CIEN as a compensation for all suspended payments.

CERJ S.A.: Federal Government Tax Claim “Ação Rescisória” No. 97.02.09655-3

     CERJ won an injunction in 1996 against the Federal Government of Brazil, which stated that CERJ was not obliged to pay the tax called a Contribuição para o Financiamento da Seguridade Social. The tax is based on revenues earned from the provision of electric power services. The Court of Appeal reaffirmed the prior court’s decision and stated it was final and in 1997 the Federal Government of Brazil brought a new claim called an “Ação Rescisória.” This is a special claim based on strict statutory authorization that allows the Court to nullify the prior final judgment and retry the case. This claim called “Embargos Infringentes,” is now before the Federal Court of Appeals of the Second Circuit - Rio de Janeiro. The amount in controversy is approximately US$100 million. There is as yet no date scheduled for the decision.

Emgesa S.A. Muña Class Action

     On August 16, 2001, approximately 4,000 inhabitants of the Sibaté-Cundinamarca community filed a class action environmental claim before the Administrative Court of Cundinamarca. This claim was based on the alleged pumping of the polluted waters from the Bogotá River to the Muña Reservoir, for the generation of electricity. The defendants are a group of public and private entities, including Emgesa. The plaintiffs are seeking damages of approximately US$1.5 billion. The plaintiffs allege that the pollution has been occurring for several decades. If the plaintiffs prevail in this proceeding and are awarded the full damages they are requesting, we believe Emgesa will only be required to pay approximately US$60 million, because Emgesa did not begin generating energy in the Muña Reservoir until the end of 1997, when it was incorporated. In addition, there is a separate claim seeking the decontamination of the Muña Reservoir, which may present an additional liability of US$3 to 5 million for Emgesa. Moreover, the Empresa de Energía Eléctrica de Bogotá, the previous owner of the Muña Reservoir, was recently ordered by a judicial ruling to begin the decontamination process of the Muña Reservoir, which may offset the amount of damages Emgesa will be responsible for should the plaintiffs prevail in either of these proceedings.

PECOM Legal Proceeding

     We hold a 65.1% economic interest in Edesur, 16.0% directly and 49% indirectly through Distrilec, Chilectra and other subsidiaries, or the Enersis Group. We own approximately 51% of the capital stock of Distrilec and Petrobras Energía S.A. and PCI Power Edesur Holding Limited, together hereinafter referred to as PECOM, companies affiliated to the Brazilian Petrobras Group, own approximately 49% of the capital stock of Distrilec. On May 30, 2000, PECOM commenced an action against the Enersis Group before the Arbitration Court of the International Chamber of Commerce in Paris, France. PECOM petitioned the court to either recognize its alleged right to nominate both a director and an alternate director in addition to the directors whom it already has the right to nominate in Distrilec or state that PECOM and the Enersis Group should each have an equal number of directors in Distrilec. On August 2, 2000, we contested PECOM’s action. The Arbitration Court issued an arbitration award on September 2, 2002, ruling that the Enersis Group and PECOM have the right to nominate an equal number of board members in Distrilec. Our appeal of the arbitration award, over which the Uruguayan Court of Appeals had jurisdiction, was denied and the award was ratified on July 2003. Although, the Enersis group maintains a majority shareholding in Distrilec, as a consequence of the Uruguayan court order, we have equal representation in the Board of Directors.

Other

     We and our principal subsidiaries and related companies are routinely parties to legal proceedings arising in the normal course of business that are not material to our consolidated results of operations.

ITEM 5

RECENT DEVELOPMENTS

Antitrust Issues

     Since 1992, there have been a series of proceedings against Enersis relating to its acquisition of an interest in Endesa-Chile because of alleged anticompetitive integration of distribution and generation businesses purportedly resulting from that acquisition.

     The final resolution was issued in October 30, 2002 under Resolution No. 667. According to such resolution, the Comisión Resolutiva, a judicial and administrative body having jurisdiction over compliance with Chile’s antitrust laws, ruled in favor of Enersis and rejected the request of divestiture formulated by the Fiscal Nacional Económico, a semi-autonomous prosecutor for antitrust matters in Chile. Nonetheless, the aforesaid resolution incorporated as permanent restrictions to Enersis, Chilectra and Endesa-Chile some of the precautionary measures which were imposed on May 10, 1999. The permanent restrictions imposed in October 2002 apply not only to Enersis and Endesa-Chile, but also to Chilectra which had not been covered by the precautionary measures. Those permanent restrictions are the following: Enersis, Chilectra and Endesa-Chile are prohibited from having common members on their respective board of directors, from having common or related independent auditing firms, and from having common or related accounting supervisors. The resolution also established, among other things, restrictions such as a prohibition against merging certain companies controlled by Enersis which are, respectively, dedicated to activities of generation and distribution without the approval of the Comisión Resolutiva, and the obligation for Enersis, Endesa-Chile and Chilectra to stay registered before the Superintendency of Securities and Insurance.

     On May 15, 2003 the Supreme Court of Chile issued its final decision in respect of an appeal against Resolution No. 667, ruling in favor of Enersis and confirming Resolution No. 667.

     On May 28, 2003, a private complaint against Enersis was filed with the Comisión Resolutiva alleging that Enersis has failed to comply with Resolution No. 667 since Enersis, Endesa-Chile and Chilectra have supposedly shared finance, auditing and communication departments. The complaint alleged that by joining these departments, Enersis is frustrating the Comisión Resolutiva’s objective of preventing energy companies from sharing essential information and keeping the electricity business of generation and distribution independent. Recently, Enersis obtained a favorable ruling in this matter, thus concluding these antitrust matters. Although these antitrust matters were resolved in our favor, we cannot give assurances that we will never experience a material adverse effect arising from potential future antitrust enforcement.

Ralco Project

     The Sixth Civil Court of Santiago recently issued a ruling in relation to a lawsuit opposing Endesa-Chile’s Ralco Project filed by four members of the Pehuenche ethnic group who initially refused to sell land, belonging to them and located on the Ralco Project’s construction site, to Endesa-Chile. On September 16, 2003, Endesa-Chile reached an agreement with the plaintiffs through contracts executed on October 13, 2003 and authorized by the National Organization for the Development of Indigenous People, also known as “CONADI”. Subsequently, all legal actions were abandoned including a request to halt the flooding of the Ralco Dam, the construction of which was 93.8% completed as of October 31, 2003. The terms of the agreement included indemnities by Endesa-Chile totaling US$300,000 per plaintiff and parcels of land (77 hectares each) for their relocation in exchange for rights to the land originally belonging to the plaintiffs.

ITEM 6

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

   Chile

     Industry Structure

     The electricity industry in Chile is divided into three sectors: generation, transmission and distribution. The generation sector consists of companies that generate electricity from hydroelectric and thermal production sources. They sell their production to distribution companies, regulated and unregulated customers and other generation companies. The transmission sector consists of companies that transmit at high voltage the electricity produced by generation companies. The third sector consists of distribution companies that purchase electricity from generation companies for sale to their regulated and unregulated customers. Distribution is defined for regulatory purposes to include all supply of electricity at a voltage up to and including 23 kV.

     The electricity sector in Chile is regulated pursuant to DFL No. 1, which was enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended from time to time, collectively known as the Chilean Electricity Law. Under the Chilean Electricity Law, the generation, transmission and distribution of electricity are supervised by the Superintendencia de Electricidad y Combustibles, or the SEF, and the Ministry of Economy acting through the Comisión Nacional de Electricidad, or NEC. The Ministry of Economy grants concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for networks. The NEC calculates maximum prices for electricity sales to regulated end users.

     Chile’s electricity industry is organized into separate interconnected electricity systems which facilitate the coordination of generation, transmission and distribution activities within a given geographic area. The largest generation companies in Chile, including Endesa-Chile, sell electricity through interconnected electricity systems. In addition to the SIC and the Sistema Interconectado Norte Grande, or SING, there are several other isolated and less significant systems, including systems in the Aysén and Magallanes regions of southern Chile that provide electricity in remote areas outside the interconnected electricity systems. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by autonomous generating industry groups, the dispatch center, or CDEC. The SIC and the SING are intended to be efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system. In addition, certain major industrial companies own and operate generation systems to meet their own demand.

   Chilean Electricity Law

     General

     The goal of the Chilean Electricity Law is to provide sufficient incentives toward maximizing efficiency and a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices. The expected result is an economically efficient allocation of resources to and within the electricity sector. The regulatory system is designed to provide a competitive rate of return on investments in order to stimulate private investment, while ensuring the availability of electricity service to all who request it. We are subject to regulation of our prices and other aspects of our business in Chile. Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law. The NEC calculates retail tariffs and wholesale, or node-prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated node-prices. The SEF sets and enforces the technical standards of the system and the correct compliance of the law. In addition, the Ministry of Economy grants final approval of tariffs and node-prices set by the NEC and regulates the granting of concessions to electricity generation, transmission and distribution companies.

     Pursuant to the Chilean Electricity Law, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies meet their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market. The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most cost efficiently produced electricity is dispatched to satisfy the aggregate demand. However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers. Because Endesa-Chile’s production in the SIC is primarily hydroelectric, and therefore its marginal cost of production is generally the lowest in that interconnected system, its electricity capacity in the SIC is generally dispatched under normal or abundant hydrological conditions. Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price, which is set hourly by the CDECs, based on the marginal cost of production of the next kWh to be dispatched. This is known as the spot marginal cost.

     Sales by Generation Companies

     Sales may be made pursuant to short- or long-term contracts or, in the case of sales to other generation companies, on a spot basis. Generation companies may also be engaged in contracted sales among each other at negotiated prices. Generation companies are free to determine whether and with whom to contract, the duration of the contracts and the amount of electricity to be sold.

     Sales to Distribution Companies and Certain Regulated Customers

     Under the Chilean Electricity Law and regulations thereunder, sales to distribution companies for resale to regulated customers must be made at the node-prices then in effect at the relevant locations (nodes) on the interconnected system through which such electricity is supplied. Regulated customers are those with maximum consumption capacity equal to or less than 2 MW. Two node-prices are paid by distribution companies: node-prices for capacity and node-prices for energy consumption. Node-prices for capacity are determined by making a calculation of the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility. Wholesale prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, quarterly during the succeeding 48 months in the SIC and monthly during the succeeding 24 months in the SING. The determination of such marginal cost in the SIC takes into account the principal variables in the cost of energy over the 48-month period, including projected growth in demand, reservoir levels (which are important in determining the availability and price of hydroelectricity), fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan. The same general principles are used to determine marginal cost in the SING.

     Node-prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy. Although node-prices are quoted in Chilean pesos, the calculations used to determine node-prices are mainly effected in United States dollars. Node-prices so established become effective in May and November. Node-prices are adjusted during a six-month period only if changes in the underlying variables in the formula used to project a node-price then in effect would result in a variation in excess of 10%. In addition, the Chilean Electricity Law requires that the difference between node-prices and the average price paid by unregulated customers in the six-month period prior to the date of node-price calculation not exceed 10%. If node-prices do not meet this requirement, they will be adjusted so that such difference will not exceed 10%. Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month, at the applicable node-prices in effect at the time.

     The Chilean Electricity Law provides that if a generation company sells directly to a regulated customer outside the concession area of a distribution company, then the generation company must apply the same price as the nearest distribution company would be required to apply.

     Sales to Other Generation Companies

     To accomplish its objective of operating the dispatch system to ensure that only the most efficiently produced electricity reaches customers, each CDEC annually determines “Firm Energy” and “Firm Capacity.”

     Firm Energy is the estimated aggregate amount of energy that can be reliably delivered to an interconnected system during a given year by all generating units in that system, assuming that:

•	such year is one of low hydrology conditions; and

•	there will be average availability of thermal units during such year.

     For purposes of determining estimated hydroelectric production during low hydrology conditions, annual aggregate energy production of the system during the last 40 years is ranked by year from greatest to lowest, subject to certain adjustments to reflect assumptions as to how the currently prevailing water levels at Lake Laja (the principal reservoir in Chile) and recently constructed hydroelectric plants would have affected production in each of those years. The amount of aggregate system energy produced in the year ranked closest to the tenth percentile from the bottom of the resulting ranking is used to determine the aggregate system production in a dry hydrology year. To determine the average availability of thermal electricity units, the CDEC estimates the aggregate energy that can be delivered by existing thermal electricity plants, taking into consideration maintenance and failure periods, based on national and international statistics. Generation companies whose proportionate share of Firm Energy is less than their contractual sales obligations must purchase, in advance and at negotiated prices, sufficient energy production to satisfy their contractual obligations from generation companies with a proportionate share of Firm Energy in excess of their contractual obligations. Individual generation companies analyze Firm Energy statistics to determine their pro rata share of Firm Energy, as a tool in determining how best to match their contractual sales obligations with projected energy production in order to achieve optimal operating profits from energy sales. This definition of “Firm Energy” is relevant only until December 2001. Subsequent to that date, generation companies are no longer capped at “Firm Energy” for their contracts. The rulings under the Electricity Law, as amended, replace this concept.

     Firm Capacity is the total probable capacity of all generating units in an interconnected system at any point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Each CDEC compares Firm Capacity to the maximum anticipated peak demand for capacity at peak hours on the system. The amount by which the system-wide probable capacity exceeds the maximum anticipated demand at peak hours is prorated for each generating unit in the system based on the installed capacity of such unit. Installed capacity of each unit is reduced by such pro rata amount to determine “Allocated Firm Capacity.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such generation company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node-price for capacity.

     A generation company may be required to purchase or sell energy or capacity in the spot market at any time depending upon its contractual requirements in relation to the amount of electricity from such company to be dispatched. Purchases and sales made in the spot market are transacted at the spot marginal cost of the interconnected system in which the companies are located, which is the marginal cost of the next kWh to be dispatched. Generation companies making sales in the spot market are paid for each month’s sales on the 22nd day of the following month at the spot marginal cost in effect at the time of sale.

     Transmission

     To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Law requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates” which are charged to generation companies. The toll is calculated according to a formula pursuant to which the owner of the transmission lines is reimbursed for its investment and operating costs relating to the transmission lines used. The amount of the specific components of the formula is negotiated between the transmission company and the generation company. Disputes relating to transmission matters are submitted to an arbitration proceeding in accordance with the Chilean Electricity Law.

     Sales to Unregulated Customers

     The Electricity Law distinguishes between regulated and unregulated prices for electricity supply. Electricity supply prices are unregulated for:

•	final customers with a connected capacity greater than 2 MW, commonly known as large customers;

•	temporary customers; and

•	customers with special quality requirements.

     Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies. All other customers are subject to the maximum prices established by the tariffs.

     Distribution Tariff to Final Customers

     The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company (the node-prices for capacity and energy consumption at the point of purchase from the generation company), a sub-transmission surcharge, a factor for distribution losses of capacity and energy, and the value added by the distribution network, or the VAD. The price for both generation and distribution capacity sold to customers includes an “overlap factor” to reflect the overlap between peak capacity demand for the customer and for the system as a whole. The sub-transmission surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level. The VAD includes an allowed return on investment.

     VAD Tariff

     The Chilean tariff system allows distribution companies to recover the operating costs of a “model company,” including allowed losses, and a return on investment. Recovery is primarily made through capacity charges and, in the case relating to the lowest voltage tariff rate (“BT-1”), through sales of energy. The BT-1 tariff rate is designed for customers with connected capacity not greater than 10 kW for whom capacity usage is not metered. This tariff only measures energy consumed and the capacity usage by such customers is determined based on energy (kWh) used. The distribution costs associated with all other customers are recovered through either measured or contracted capacity (kW) sales.

     The VAD, which is based on a “model company,” includes the following costs: selling, general and administrative costs of distribution; maintenance and operating costs of distribution assets; cost of energy and energy losses; and an expected return on investment, before taxes, of 10% per annum in real terms based on the new replacement cost of assets employed in distribution. The new replacement cost of assets includes the cost of renewing all the facilities and physical assets used to provide the distribution services, including interest expense, intangible assets and working capital.

     Distribution Tariff-Setting Process

     The distribution tariffs are set every four years. During the tariff-setting process, the NEC classifies companies into groups, hereinafter referred to as the Typical Distribution Areas or TDAs, based on economic factors that classify like-companies with similar distribution costs.

     By applying efficiency guidelines established by the NEC to a selected actual company, the NEC chooses a “model company” for the purpose of setting a tariff. The tariff is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations of the model company, which is used as a benchmark.

     A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by the NEC for the model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company. For the four-year period beginning November 2000, Chilectra was the only company classified in the high-density TDA, and Compañía General de Electricidad S.A. was chosen for the medium-density TDA. Río Maipo operates as a medium-density company.

     Tariff studies are performed both by the NEC and by the distribution companies. Each party typically retains specialized consultants to perform a parallel tariff study. The tariffs are calculated as a weighted average of the results of the NEC-commissioned study and the companies’ study, with the results of the NEC’s study bearing twice the weight of the companies’ results. Preliminary tariffs are tested to ensure that they provide an average real annual internal rate of return between 6% and 14% on the replacement cost of assets for the entire distribution industry.

     The distribution tariffs are enacted by the Ministry of Economy and are valid for four years, unless:

•	the cumulative variation in the consumer price index exceeds 100% within the four-year period; or

•	the annual internal real rate of return for the electricity distribution industry as a whole falls below 5%, or increases above 15%.

     In addition, the tariff formulas can be modified before their expiration date by agreement between all of the companies and the NEC. As required by the Chilean Electricity Law, distribution tariffs have been reset every four years starting with 1984. The next tariff resetting is scheduled for November 2004.

     Tariff formulas allow monthly indexing based on variations in node-prices and distribution costs, including the consumer price index, the wholesale price index for domestic goods, copper prices, currency exchange rates and import duties. The indexed tariffs are the maximum prices that distribution companies may charge regulated customers for supplying electricity. Node-prices are adjusted during the six-month period only if changes in the underlying variables in the formula used to project a node-price then in effect would result in a variation in excess of 10%.

     Concessions

     In certain cases, the Chilean Electricity Law permits the generation and transmission of electricity without the need to obtain a concession from the Chilean government. However, companies may apply for a concession from the Chilean government, particularly to facilitate use of and access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, absent agreement, determined by an administrative proceeding that may be appealed to the Chilean courts.

     Concessions for the operation of distribution networks are granted by the Ministry of Economy pursuant to the Chilean Electricity Law. Concessions are non-exclusive and of indefinite duration but may be revoked by the President of Chile if certain quality and safety standards are not met. In such case, the distribution company’s assets will be liquidated in a public auction. The net proceeds from such auction will be paid to the concession holder after all associated expenses are reimbursed. Government approval is required for the transfer of concessions and for the territorial expansion of a concession. The concession holder has the right to use public rights-of-way to install overhead and underground lines for the distribution of electricity within its territory.

     Distribution companies are required to provide service within their concession area at applicable tariffs, and may provide service to customers outside the concession area connected to the distribution facilities through their own lines or lines of third parties at applicable tariffs. The Chilean Electricity Law permits a distribution company to demand that a customer finance the capital investment required to extend the transmission and distribution facilities necessary to provide service. Such law requires that customer financing be repaid by the distribution company, but gives the distribution company the discretion to determine the form of repayment over a period not to exceed 15 years. Repayment may be made by delivery of promissory notes, electricity, common shares or other form of consideration agreed to by both parties.

     Changes to Electricity Law, Potential Fines, Compensations and Regulatory Payments

     The Chilean Congress amended the Chilean Electricity Law, effective as of June 8, 2000, placing severe penalties on deficit generation companies in the event of prolonged periods of electricity shortages. Electricity rationing may be enforced by the enactment of a rationing decree which is subject to the prior approval by the NEC and the Ministry of Economy. Such approval is contingent upon the severity of the prevailing conditions causing the electricity shortage.

     The Chilean Electricity Law, as amended, no longer exempts deficit generation companies from fines if power shortages are due to severe drought and states that such weather conditions will no longer be considered a force majeure event. In addition, the Chilean Electricity Law, as amended, requires that generation companies compensate consumers during periods of rationing as compared to the law prior to amendment.

     Under the Chilean Electricity Law, as currently in effect, we may be required to pay fines to the regulatory authorities, make compensatory payments to electricity consumers affected by the shortage of electricity and make payments to generation companies from whom we are forced to purchase electricity in order to meet contractual commitments. These types of penalties or payments are described below.

•	Fines. The fines, that could apply to any electricity company supervised by the NEC and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately US$42 to a maximum of the equivalent of approximately US$5 million. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•	Compensatory payments by generation companies. If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse final customers for non-supplied energy at failure cost.

•	Failure cost. Chile’s Electricity Law calls for a “failure cost” to be imposed on generation companies that cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect. The failure cost is implemented as an additional amount that must be paid by deficit generation companies to the surplus generation companies from whom deficit generation companies purchase electricity.

•	Compensatory payments by distribution companies. Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards. These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.

     On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters, that should be regulated. As of the date of this current report, such services have not been regulated. It is expected that the NEC will regulate such services in the next tariff setting scheduled for November 2004.

     On May 30, 2001, the Ministry of Economy issued Resolution No. 88, which stated that generation companies are required to supply electricity to SAESA, a distribution company which was not able to renew its electricity supply contracts. In such resolution it was also stated that such supply (with no contract and for regulated clients) shall be provided at the node-price and on a pro rata basis, considering the firm capacity of each generation company.

     The regulatory authority has announced that the Chilean electricity regulatory framework will be amended in two steps. The first step will refer to those matters which are needed with more urgency, known as the “Short Law.” The second step will refer to the remaining amendments that are needed, known as the “Long Law.”

     The “Short Law”

     In May 2002, the executive power sent to Congress a draft of the “Short Law,” which aimed to improve current regulatory aspects so as to promote investments required for transmission and generation in the short- to medium-term, and would address the following fundamental topics:

•	a new methodology concerning compensation to, and expansion of, transmission systems, which would be financed in equal parts among demand and supply for this service;

•	regulation on the subject of ancillary services (including frequency regulation, among others);

•	adjustment of the node-price in relation to the unregulated price, in such a way that the current 10% band would be lowered to 5%, so as to permit regulated prices to be closer to the free market, or unregulated prices;

•	regulation of the distribution toll, in which the electricity distributors are required to provide service to third parties; and

•	the establishment of a permanent expertise commission to resolve discrepancies that arise in each of the tariff and toll setting processes.

     A bill has been approved by the Cámara de Diputados, and the Senate’s review is pending.

     Environmental Regulation

     The Chilean Constitution of 1980 grants to all citizens the right to live in an environment free of pollution. It further provides that other constitutional rights may be limited in order to protect the environment. Although environmental regulation is not as well developed in Chile as in the United States and certain other countries, Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.

     Our operations in Chile are also subject to Ley No. 19,300, or the Chilean Environmental Law, which was enacted in 1994. The Chilean Environmental Law requires Endesa-Chile to conduct environmental impact studies of any future generation or transmission projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA. It also requires an evaluation of environmental impact by the Chilean government and authorizes the relevant ministries to establish emission standards. Chilectra’s transmission lines may be also affected by regulations under the Chilean Environmental Law issued on April 3, 1997, which require environmental impact studies for projects involving high voltage transmission lines and their substations.

   Argentina

     Industry Structure

     Federal Law No. 24,065 of January 1992, or the Argentine Electricity Act, divides the electricity industry into three sectors: generation, transmission and distribution. The generation sector is organized on a competitive basis with independent generation companies selling their production in the spot market of the Wholesale Electricity Market, or the WEM, or by private contracts with certain other market participants in the term market of the WEM. Transmission is organized on a regulated basis. Transmission companies are required to operate, maintain and provide third parties access to the transmission systems they own and are authorized to collect a toll for transmission services. Transmission companies are prohibited from generating or distributing electricity. The major transmission company is Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. or Transener. Distribution involves the transfer of electricity from the supply points of transmitters to customers. Distribution companies operate as geographic monopolies, providing service to almost all customers within their specific region. Accordingly, distribution companies are regulated as to rates and are subject to service specifications. Although distribution companies may acquire the electricity needed to meet the demand either in the WEM at seasonal prices or through contracts with generation companies, all of them prefer to buy electricity in the WEM because distribution companies are allowed to pass through only the seasonal prices reflecting the average spot energy price.

     The WEM classifies large users of energy into three categories, Major Large Users, or GUMAs in its Spanish acronym, Minor Large Users, or GUMEs in its Spanish acronym, and Large Particular Users, or GUPAs in its Spanish acronym. Users in each of the three categories may freely negotiate their supply contract prices with generating companies. GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh. GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the spot market. GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW. GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW. GUMEs and GUPAs are not required to have a minimum annual energy consumption. GUMEs and GUPAs must contract to purchase all of their demand and do not effect any transactions in the spot market.

     The regulation also recognizes the following entities as participants in the WEM:

•	power traders, who market generation capacity and energy demand by entering into contracts with generation companies and large consumers;

•	provinces which can sell the energy received under royalty rights; and

•	foreign companies that are part of import/export energy contracts.

     Dispatch and Pricing

     The Argentine electricity dispatch system, like the Chilean system, is designed to ensure that the lowest cost electricity reaches customers. The National Interconnected System, or NIS, coordinates the generation, transmission, and distribution of electricity. Generation companies sell their electricity to distribution companies, power traders and large users in the competitive WEM through freely negotiated supply contracts or through the spot market at prices set by the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA. The operation of the WEM is the responsibility of CAMMESA. CAMMESA’s stockholders are generation, transmission and distribution companies, large users (through their respective associations) and the Secretariat of Energy.

     All generation companies that are in the NIS pool operate in the WEM. The contractual price is paid by distribution companies, power traders and large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay their distribution companies a toll for the use of their distribution networks. The average spot price is the price paid by distribution companies for electricity from the pool and is a fixed price reset every three months by CAMMESA and approved by the Secretariat of Energy according to supply, demand, available capacity and other factors. The spot price is the price paid to generation companies, or by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction and for capacity required by CAMMESA to maintain adequate reserves. This hourly price paid for energy reflects the marginal cost of generation.

     The actual operation of CAMMESA involves the dispatch of generating resources without regard to the contracts among generation companies, power traders and distribution companies or large users. Consequently, a generation company’s capacity may be dispatched to provide more or less energy to the pool irrespective of its contractual commitments. Under these circumstances, the generation company will be obligated to buy or sell excess energy from or to the pool at spot prices.

     Transmission Tariff

     The transmission tariff that must be paid by generation companies, distributors and large users can be broken down into:

•	a connection charge that underwrites the costs of operating and maintaining the equipment that links them to the transmission system;

•	a capacity charge that underwrites costs of operating and maintaining lines; and

•	a variable charge based on the aggregate amount of electricity energy transported to cover losses that occur during transmission.

     Regulation of Hydroelectric Operations

     The Basin Authority. Ley Nacional No. 23,896 of 1990 created the Basin Authority of the Limay, Neuquén and Negro Rivers, or the Basin Authority. The Basin Authority is responsible for the administration, control, use and preservation of the basin of the Limay, Neuquén and Negro Rivers, and for the adequate management of related water resources. The Basin Authority monitors compliance by El Chocón, one of the largest hydroelectric generation facilities in Argentina, and other hydroelectric concession holders in the region with the provisions of their respective concession agreements, environmental laws and the Basin Authority’s resolutions. The Basin Authority also serves as a forum for public hearings at which complaints against those holding concessions can be heard and resolved.

     ORSEP. The Entity for Safety of Dams, or ORSEP in its Spanish acronym, is in charge of supervising the safety of El Chocón’s dams, and of any additional works performed by El Chocón. ORSEP supervises and inspects the construction, operation, maintenance, repair or modification of the works related to the dams and related structures in order to monitor their safety and to protect persons and assets. ORSEP is empowered to:

•	inspect and verify the functioning of any part of the dams or related structures;

•	require reports on the design, construction, operation, maintenance, use, repair or modification of dams and related structures; and

•	monitor any situation which may cause risk to the dam or any death or injury caused by such dams or related structures.

     ORSEP also handles the approval of quality control programs submitted by El Chocón, the determination of specifications to prevent accidents and the maintenance of public safety within the area of the dams and related structures.

     Distribution Tariff to Final Customers

     In general, Edesur’s distribution tariff is comprised of:

•	a fixed charge applicable to small users who are generally residential, small industrial and commercial customers, or a charge per unit of maximum demand for medium or large users who are generally commercial, industrial or governmental customers; and

•	variable energy charges, which are recalculated at the beginning of each three-month period coinciding with the dates on which the seasonal prices reflecting the average spot energy prices in the WEM are effective.

•	The fixed charge or the charge per unit of maximum demand portion of the tariff includes two components:

•	the cost of capacity in the WEM, adjusted at the beginning of the same three-month period; and

•	the distribution component (VAD) which was fixed in United States dollars for each class of users until the enactment of the Economic Emergency Law, adjusted semi-annually for changes in U.S. wholesale and consumer price index.

     The variable energy charges are designed to allow a distribution company to recover its variable energy costs based upon the weighted proportion of each distribution company’s energy supply derived from the average spot prices set for the next three months, energy purchased under post-privatization long-term contracts and amounts payable by such distribution company into the National Energy Fund.

     Upon expiration of the initial ten-year period and upon each successive five-year period thereafter, the tariff schedule will be revised for the next five years. One year before the end of each such period, Edesur must propose its recommended revisions. According to Argentine regulations, the Ente Nacional Regulador de la Electricidad, or ENRE, must appoint experts to propose alternative tariff formulas taking into consideration the interests of both consumers and Edesur.

     The tariff schedule should have been revised in 2002, but the tariff revision process is in a stage of uncertainty because ENRE postponed the presentation of the tariff proposal for the period starting on September 1, 2002 and ending on October 31, 2007. The postponement was requested by the distribution companies due to the re-negotiation of the concession contracts, which is taking place under the Economic Emergency Law, and because it is not possible, under the current circumstances, to establish the criteria and valid premises to determine the economic costs and a reasonable rate of return for distribution companies. Law No. 25,790 recognized the authority of the ENRE to revise tariff schedules in a manner consistent with the development of the renegotiation process and the possibility of transitory modifications of the concession contracts.

     Emergency Measures

     As of the date of this current report, the Argentine electricity regulatory framework is undergoing significant changes, the effects of which are hard to evaluate in the long-term. Although Law No. 24,065 has not been formally derogated, and as such, it still prevails from a formal perspective, the trend that has been observed in 2002 to date leads us to believe that there will be an increased state intervention that will modify the regulatory framework described herein. In particular, in January 2002, the Economic Emergency Law was promulgated, and authorizes the Argentine Federal Executive Branch to renegotiate public service concession contracts.

     The enactment of the Economic Emergency Law produced a considerable imbalance in the economic equation for Edesur and repealed provisions of Law No. 24,065 that previously ensured a reasonable rate of return.

     The devaluation and pesification measures undertaken pursuant to the Economic Emergency Law resulted in a shortfall of revenues, and Edesur was unable to satisfactorily meet its financing needs because the frozen tariffs Edesur could charge for its services were lower than the costs and a reasonable rate of return associated with such services.

     Even after the creation of the Renegotiation Entity composed of two ministries of the Argentine Federal Executive Branch which replaced the Renegotiation Commission, as of the date of this current report, the progress in the renegotiation process has been minimal and we cannot predict if, and when, we will obtain acceptable tariffs and the certainty of the extent of the Edesur concession agreement.

     Concessions

     Edesur holds an exclusive concession to distribute electricity within the concession area for a period of 95 years from August 31, 1992. The concession consists of an initial 15-year period and eight additional ten-year periods. This exclusive concession may expire, or the area of concession may be changed, if technical advances permit new methods of electricity distribution. The government must notify Edesur at least six months before the expiration of the first concession period, August 31, 2007, or any subsequent concession period, if it intends to exercise its right to modify the concession area.

     On March 25, 1997, the ENRE approved an amendment to Edesur’s by-laws passed by stockholders at a meeting held on March 14, 1997, allowing Edesur to participate in other energy distribution companies, to act as a broker in the electricity market, and to provide services to third parties.

     Edesur is required under the concession contract to supply electricity upon request by owners or occupants of premises in its concession area, meet certain quality standards relating to electricity supplied, meet certain operating requirements relating to the maintenance of distribution assets and bill customers based on actual readings. As a condition of the concession, and to ensure its performance under the terms thereof, Distrilec, the direct owner of 56.4% of the shares of Edesur and the entity through which we holds part of our beneficial ownership in Edesur, has pledged its shares of Edesur to the Argentine government. The Argentine government may sell the pledged shares if, for instance:

•	Edesur does not comply with the quality standards established in the concession agreement or accumulates penalties in any given year in an amount greater than 20% of its invoices after taxes and contributions; and

•	Distrilec transfers its shares of Edesur without authorization or allows another person to pledge its shares in Edesur.

     The Argentine government may also cancel the concession if Edesur does not comply with its obligations and thereby prevents or materially affects the concession service for more than 90 days after compliance is required.

     The concession agreement also provides that, before the end of each concession period, the ENRE will arrange for a public auction of the shares of Edesur owned by Distrilec. Distrilec will participate in the auction, and its bid will establish the minimum price for the shares. If a bid is made that exceeds Distrilec’s bid, Distrilec must sell its Edesur shares to the bidder for the bid price. If no bid exceeds Distrilec’s bid, Distrilec will retain the concession but will not be obligated to make any payment.

     Electricity Regulatory Changes and Emergency Measures

     In 2002 and during 2003, the Secretary of Energy introduced some regulatory measures (including Resolutions No. 2 and 8 in 2002, and Resolution 1, 82, 240, 406 and 784 in 2003) in order to correct the mismatches produced by the devaluation of the Argentine peso, to reduce energy prices and distribution tariffs and to ensure the normal operation of generation activities. Even though the Secretary of Energy first recognized the U.S. dollar as the correct currency of denomination for certain variable costs of production such as liquid fuels, spot prices are no longer determined by a uniform tariff calculated for all generation companies in the spot market, and caps on spot market prices were imposed by the Secretary of Energy at its discretion. Seasonal prices expressed in pesos to be paid by the distributors are maintained at levels similar to those in force in November 2002 in spite of the fact that they are not sufficient to cover the amounts owed to the generation companies in accordance with Law No. 24,065.

     A second important aspect of these regulatory measures was to make an adjustment in the price stabilization system in order to identify real costs and prices, reduce the price volatility and diminish the arbitrage risk of differences between the spot prices and seasonal prices. Consequently, an anticipated spot market has been created that introduces a prior adjustment to energy prices that acts as a price stabilization system.

     Subsequently, the Secretary of Energy enacted Resolution No. 246/2002 that established various regulatory changes. The following are the more significant measures:

•	the separation of capacity and energy payments such that the capacity payments are tied to availability and short-term reserves are regulated and tied to commitment reserves;

•	the modification of energy supply guarantee rights and obligations, supply priority and demand interruptability, and regulation of short- and medium-term reserves for service disruption conditions with respect to large customers;

•	a new capacity relief scheme proposed by CAMMESA;

•	the integration of node and adaptation factors for demand without affecting the calculation of the variable transmission remuneration and energy delivered by generation companies and traders;

•	the acknowledgement of new tax rates that are applied to natural gas, oil and fuel transfers as additional costs;

•	expansion and increased ease of the conditions of the contract market; and

•	the adjustment of forced generation regulations.

     On July 18, 2002 Resolution No. 317/2002 of the Secretary of Energy, which supplements Resolution No. 246/2002, increased the capacity payment from Ar$10/MW to Ar$12/MW in the hours that the capacity is remunerated.

     On August 16, 2002 the Economy Ministry enacted Resolution ME No. 308/2002 which governs Decree No. 1090/2002 which included the following measures:

•	the quality services parameters and fines contained in the Concession Law remained the same, contrary to what the distribution companies had requested;

•	the execution of the administrative duties related with breach of contracts by the control entity or the application authority;

•	in the cases where the distribution company reasonably demonstrates that the breach of the contract is due to the impact of the Emergency Public Law, there will be no further administrative proceedings. The economic sanction will prevail and all demand processes against the concession holder will be suspended. There is an exception for sanctions that implicates customers compensations, which will continue with their normal course (the latter explain 60% of the total fines);

•	in the cases where the concession holder does not reasonably demonstrate that the breach of the contract is due to the impact of the Emergency Public Law, the authority will continue with its own process and will be exempted from including such breach in the renegotiation process that the Renegotiation Commission is undertaking;

•	all claims or presentations that are related to the normal operation of the concession and that are directly associated with the subjects that are contained in the renegotiation process will be presented to the administrative authority, which will in turn determine whether to forward to the Renegotiation Commission. The Renegotiation Commission will determine if the claim should be included in the renegotiation process or if another course of action is to be taken; and

•	during the renegotiation process, the concession holder that presents a demand in court with respect to the breach of contract will be asked by the Ministry of Economy to withdraw its demand. If the concession holder persists in its actions, it will be excluded from the renegotiation process.

     Finally, on January 2, 2003 the Secretary of Energy enacted Resolution SE No. 1/2003 whose principal features are the following:

•	the remuneration for generation companies whose variable costs are higher than the first failure cost step (Ar$120/MWh) is incremented;

•	the establishment of a new reserve service to ensure availability in areas where shortage of natural gas in winter will be foreseen;

•	the adjustment of the reserve service reliability to cover the peak time capacity demand;

•	the reestablishment of the anticipated spot market operation for seasonal energy transactions; and

•	the implementation of a transitional process to identify and manage the high voltage system and distribution expansions and to improve the availability of energy supply.

     With respect to generation, regulatory changes have been introduced in order to:

•	increase the actual market price transparency to improve the predictability of the generation companies’ remunerations and facilitate their decisions; and

•	gradually obtain a more stable seasonal price.

     With respect to transmission, regulatory changes have been introduced in order to:

•	provide a more friendly environment and create incentives to accomplish certain critical projects; and

•	revise the operational and design guidelines to meet the safety and operating requirements enacted in the law.

     By means of Resolution SE No. 82/2003 and, more recently, Resolution SE No. 784/2003, the Secretary of Energy approved the winter seasonal scheduling, quarterly reschedulings and summer seasonal schedulings for the WEM maintaining the seasonal prices to be paid by the distributors at levels similar to those in force in November 2002. Therefore, the 2003 energy winter prices continue, and the 2003/2004 energy summer prices will continue, to omit the increase required to cover the spot prices payable to the generation companies. As a consequence, the seasonal stabilization fund (created by the regulation to collect the seasonal stabilization prices paid by distributors and to provide the amounts to cover the gap between the spot prices that vary on an hourly basis and the seasonal prices that are passed through to the end users by the distributors) is now depleted. In accordance with Resolution SE No. 406/2003, the authority established a priority for payments in the WEM by which generators are compensated only after certain other creditors of the WEM are compensated, granting hydro-generators priority only in collecting the part of their remuneration which reflects their operational and transmission costs, and eliminated the right of hydro-generators to collect the total energy price sanctioned in the spot market.

     Additionally, on August 14, 2003 the Secretary of Energy took further measures pursuant to Resolution SE No. 240/2003 which “temporarily” imposed, until certain alleged restrictions in the supply of natural gas are overcome, an artificial cap on the energy spot price as a result of ignoring the actual restrictions of gas supply to electricity generation companies which may occur in real time operation for calculating the spot price. According to the Resolution, the WEM does not consider variable costs reflecting liquid fuels prices but only natural gas tariffs, in order to recognize marginal costs to define the energy spot price, and excludes the possibility that water values declared by hydro facilities and hourly import transactions of energy may set spot prices in the event they are higher than the variable costs of the marginal unit using natural gas. Further, Resolution SE No. 240/2003 also discriminates against hydro generators, by not permitting them to recognize their generation costs in excess of the node-price, whereas thermal generators’ variable costs over and above the node-price continue to be recognized as a sobrecosto transitorio de despacho (a transitory dispatch cost).

     Environmental Regulation

     The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051 enacted in January 1992, or the Hazardous Waste Law, and its implementing decree, Decree No. 831/1993, which regulate the disposal of hazardous waste in Argentina.

     Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the sale of Costanera, El Chocón and Costanera must comply with certain reporting and monitoring obligations and emission standards. The failure by El Chocón and Costanera to comply with these requirements and federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the concession agreement of El Chocón or order the suspension of operations of Costanera. Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its implementing decree, Decree 831/1993, which regulate the disposal of hazardous waste. We believe that El Chocón and Costanera are in compliance with all material obligations relating to environmental matters.

     Pursuant to the regulations established by the Argentine government, Edesur must comply with requirements relating to environmental protection, human health and safety, handling, use and release of hazardous substances, and pollution. We believe that Edesur is in compliance with all material obligations relating to environmental matters, except for Resolution SPA No. 1118/2002 and the related regulations of the Province of Buenos Aires, relating to polychlorated biphenyl (PCB), which has been objected to by administrative proceeding and which has also caused us to file a claim before the Argentine Federal Supreme Court (seeking unconstitutionality and injunction) since such resolution, among other things, is contrary to the federal regulatory framework applicable to the matter in question. The foregoing does not imply non-compliance with the rest of the provincial regulations which are also applicable to the issue. In addition, Edesur complies with the provisions set forth by Federal Law of

Minimum Budgets No. 25,670 regarding PCB and is currently in the process of obtaining some necessary environmental permits in the Province of Buenos Aires.

     In respect of electromagnetic fields, Edesur complies with the current regulation (Resolution SE No. 77). This compliance was ratified by the Federal Court of the city of La Plata, in the Province of Buenos Aires which decided that, even as Edesur remains in compliance with the current regulation, it must still avoid causing damage to the public health.

   Brazil

     Industry Structure

     Under the present regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União, acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector through its concessionaire and regulatory powers. Regulatory policy for the sector is implemented by the National Agency of Electric Energy, or ANEEL, established pursuant to Law No. 9.427/96. ANEEL is responsible on behalf of União for, among other things:

•	granting and supervising concessions on behalf of the União for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates;

•	supervising and auditing the concessionaire companies;

•	issuing regulations for the electricity sector;

•	planning, coordinating and executing studies on water resources and the concession of new hydroelectric facilities and definition of optimal use of water resources;

•	granting decisions in order to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants;

•	establishing the criteria to calculate transmission prices;

•	imposing contractual and regulatory penalties; or

•	terminating a concession, in those cases contemplated in the law and/or a concession agreement.

     Recently privatized electricity companies, including Coelce, have executed concession contracts with ANEEL. Planning functions were executed by two executive committees coordinated by Eletrobrás, the Grupo Coordenador de Planejamento dos Sistemas, or the GCPS, and the Grupo Coordenador de Operações Interligadas, or the GCOI, which include representatives of each of the major concessionaires.

     As of March 1999, pursuant to the terms of Law No. 9648/98, the GCOI’s coordination and supervisory role over the generation and transmission of energy in the interconnected systems has been transferred to the ONS, which is a nonprofit private entity in which the concession holders and the unregulated consumers participate as members with voting rights and the MME and the Board of Consumers participate as members with no voting rights. The main objectives of this entity are:

•	the planning and coordination of the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems;

•	the supervision and coordination of the operation centers of the electricity systems; and

•	the definition of rules for the transmission of energy in the interconnected systems.

     Law No. 8,631 (1993) fundamentally changed the regulatory structure governing electricity rates in Brazil. The new system abolished utilities’ guaranteed annual real rate of return , or Guaranteed Return, and the system of uniform electricity rates throughout the country. The reforms called for automatic inflation tariff adjustments according to a complex multivariable parametric formula. Law No. 8,631 (1993) established that electricity tariffs were expected to reflect operating costs of each company plus a certain return on capital, which is not a pre-defined return, but instead a financial/economic equilibrium.

     In December 1994, the Brazilian government introduced the “Real Plan.” Under the Real Plan, rate increases for public utilities due to inflation are no longer granted automatically. In an attempt to curtail inflation, the Real Plan prohibited price adjustments for periods of less than one year in any and all contracts. Under the Real Plan, prices are reviewed and corrected on an annual basis.

     Deregulation

     Brazil’s concessions regulations were replaced by two statutes enacted in 1995, Law No. 8,987 of February 13, 1995, or the Concessions Law, and Law No. 9,074 of July 7, 1995, or the Power Sector Law. The Congressional Law and the Power Sector Law gave rise to substantial changes in both the regulations for public service concessions and the rule for renewal and approval of concessions. The objectives of the new laws with respect to the electricity sector include the injection of competition into what had been a government monopoly, the infusion of private capital into the sector, the creation of incentives to complete projects on which work was suspended or delayed due to financial and macroeconomic difficulties and the laying of the groundwork for privatizations in the sector.

     The power industry was reviewed by the Cardoso administration and was subject to additional significant changes, including, but not limited to, restructuring and privatization of assets owned by the Federal Government of Brazil in addition to those which were already privatized (mostly in distribution area). Such changes attempt to result in the creation of a more competitive electricity industry.

     The former federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector. Such recommendations were contemplated by Law No. 9648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies. The price offered at the Wholesale Energy Market will be formed according to market conditions. According to this model, the companies will have a defined contracted capacity until 2003 when such capacity starts to be reduced annually at the rate of 25%. The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generation companies in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

     Currently, unregulated customers are those who demand 3,000 kW or more. In addition, and in accordance with new measures meant to overhaul the electricity regulatory framework, new rules will be established so that new clients with a demand over 10 MW are encouraged to become unregulated. There is some uncertainty regarding the status of current regulations and the structure and extent of new regulations that may be adopted.

     Former President Cardoso announced a significant restructuring of the Brazilian power industry. Pursuant to Law No. 10,433, dated as April 24, 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL. As a result of Law No. 10,433, ANEEL will be responsible for setting Wholesale Energy Market governance rules. Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification. This restructuring seeks to reorganize the electricity system model to allow for continued external investment.

     On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law No. 10,438), with the objective of expanding the emergency energy offer, increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

     We expect that the power industry will be reviewed by Luiz Inácio Lula da Silva’s new administration and that it may be subject to significant changes.

     Independent Power Producers and Self-Producers

     The Power Sector Law also introduced the concept of the independent power producers, or IPP, as a further factor in opening up the electricity sector to private investment. The Power Sector Law provides for the formation of consortia to generate power for public utilities, for use by consortium members, for independent power production or for any one or more of these, in each case governed by applicable rules. Self-producers (producers who generate power primarily for their own use) may:

•	contribute or exchange energy with other self-producers within a consortium;

•	sell excess energy to the local distribution concessionaire; or

•	exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located somewhere other than in the area of generation.

     Decree No. 2,003 (of 1996) sets forth the regulatory framework for IPPs and self-producers. Pursuant to such decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer. In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL. Decree No. 2,003 also provides that concessions and authorizations granted thereunder have terms of 35 and 30 years, respectively, with the possibility of extensions for periods equal to the initial terms.

     As part of the old Federal Government of Brazil’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted access to the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs. In addition, public companies and other mixed capital companies, as defined in Law No. 8,666 dated June 21, 1993, as amended by Law 9,648/98, will no longer be required to announce a public bid for purposes of contracting electricity supply services from distribution concessionaires, IPPs or self-producers.

     Distribution Pricing

     The Concession Law establishes three kinds of revisions related to the energy supply to final consumers. These are: Annual Tariff Resetting, Ordinary Tariff Revision and Extraordinary Tariff Revisions.

     Annual Tariff Resetting

     Distribution company pricing during a first period that ends in 2003 aims to maintain constant a concessionaire’s operating margins by:

•	allowing for tariff increases related to costs beyond management’s control; and

•	permitting the concessionaire to retain any efficiencies achieved, such as energy loss reductions, for defined periods of time, beyond which such efficiencies are expected to be transferred to the final consumer.

     The first tariff revision will be carried out on December 31, 2003 for Cerj and on April 22, 2003, for Coelce, and every five years subsequent to that date for Cerj and every four years for Coelce.

     The tariff formula presupposes that the company is breaking even at the time that it was purchased by the consortium and that revenues are exactly sufficient to cover the costs of the concessionaire. Costs are divided into two broad categories: those over which management has an influence, such as wages, or VPB, and those over which management does not have an influence, or VPA. Since the tariff formula presupposes a break-even equilibrium, VPB costs, in contrast, are defined as the difference between revenues and VPA costs. In practice, the financial losses which result from increases between tariff settings of the VPA costs were at first difficult to transfer to final distribution tariffs. The problem has been partially solved with the creation of a compensatory tracking account.

The tariff adjustment formula that applies to Cerj for the first seven years since its purchase keeps VPA costs as actually incurred, indexes VPB by inflation, and divides the sum of those two components for the following year by annual revenues for the previous year, assuming constant demand in each year. The established convention for “annual revenues” is the aggregate of the last 12 months’ revenues as accounted for in the company’s books. Every year within a tariff-setting period, the parameters of the formula are updated to arrive at break-even equilibrium for the previous year. Application of this tariff formula to Cerj resulted in nominal local currency increases of 24.0% for the 1999-2000 period, 17.6% for 2001, 18.6% as of January 2002 and 28.6% as for January 2003.

     For Coelce, the tariff adjustments in nominal local currency have been 10.6% for 1997, 11.4% for 1999, 11.3% in 2000, 15.0% for 2001 and 14.3% for 2002. For 2003, the annual tariff resetting was 0.5%.

     Ordinary Tariff Revision

     The energy distribution public service tariffs are recalculated every 5 years for Cerj and every 4 years in the case of Coelce. During 2002, the ANEEL established, through resolution No. 493, a methodology to determine the asset base to be remunerated. This asset base consists of the market value of the assets or the replacement value of the depreciated assets during their useful life from an accounting point of view.

     During 2003, ANEEL set the rate of return for the distribution assets based on the use of weighted average cost of capital, or WACC, on a model company, considering efficient capital costs of equity, debt and an efficient leverage level. The operating and maintenance costs that will be reflected in the tariff will be calculated based on the model company that considers the unique characteristics of the concession area for each distributor. Finally, the VPA costs incorporate the energy purchase costs that are forecasted for the next regulatory tariff setting year.

     Coelce had its first ordinary tariff revision adjustment on April 22, 2003. For 2003, the ordinary tariff revision for Coelce was 31.3%. Cerj will have its first ordinary tariff revision adjustment on December 31, 2003.

     Extraordinary Tariff Revision

     The Concessions Law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating cost.

     In the event that VPA, the cost components over which management does not exert influence (such as energy purchases and taxes) increases significantly within the period between two annual tariff adjustments and the concessionaire makes a formal request, ANEEL may permit those costs in the tariff to be charged by the distribution company to be adjusted. ANEEL’s Resolution 22, of February 1, 2001 sets forth formulas that limit the transfer to the distribution tariff due to costs associated with the purchase of energy from the IPPs and concessionaries, at market prices. Under the resolution, a VN (normative value) is defined by ANEEL by taking into account the power purchase agreements executed by the IPPs or concessionaires and the distribution companies. Such VN will constitute the limit of energy costs permitted to be transferred to the distribution tariff from time to time.

     Concessions

     Under the current Brazilian Concessions Law, concessions are exclusive with respect to generation, transmission and distribution assets that, in the opinion of ANEEL, will permit the concessionaire to recover its investment. However, trading is permitted subject to payment of tolls. Such time period is limited to 35 years in the case of concessions for power generation and 30 years in the case of concessions for transmission or distribution. Concessions may be renewed at the discretion of ANEEL for a period equal to their initial term. Concessionaires may apply for further extensions, but the terms under which such extensions may be granted in cases in which the concessionaires may be deemed to have recovered their investments are unclear under the Concessions Law.

     The consortium and the company that were awarded controlling interests in Cerj and Coelce, respectively, signed 30-year concession agreements with the Brazilian government for distribution on November 20, 1996 and May 13, 1998, respectively. The two concession agreements establish the norms applicable for operations, marketing and purchase of electricity from generation companies. They also impose certain restrictions on investments to be carried out and require Cerj and Coelce to participate in certain studies. The concession agreements establish a mathematical formula for tariffs, taking into consideration the rights and responsibilities of both the concessionaire and ANEEL. Subject to the terms of the concession agreements, ANEEL has substantial discretion to set Cerj’s and Coelce’s tariffs beginning in 2003.

     Concessions for the operation of electrical distribution networks in each concession area are granted by the MME on an exclusive basis, with the exception that large users are free to negotiate their supply of electricity with any generating company, in accordance with Articles 15 and 16 of Law No. 9,074 (1995). Cerj and Coelce are required to supply electricity for public services at the established prices, on a continuous basis, in sufficient quantity and within certain standards of quality. The concessions may be revoked by the MME in the event of non-compliance with certain commercial, operating and quality standards. The concession agreements also provide for ANEEL to levy fines and penalties in the event of non-compliance as previously defined in each concession agreement.

     Cachoeira Dourada also executed a 30-year generation concession agreement with the Brazilian government as of September 30, 1997.

     If a concession is revoked, all the property and the facilities used in connection with the concession revert to the federal government against payment of compensation to the electricity utility. Until the end of 2010, electricity utilities are required to make monthly contributions to the Reserva Global de Reversão, or RGR, a reserve fund designed to provide funds for such compensation to such utilities. The monthly contributions are at an annual rate equal to 2.5% of Revertible Assets. The amount of contributions is capped at an amount equal to 3% of total revenues. If a concession is revoked or not renewed, the electricity utility is entitled to receive compensation from the reserve fund in an amount equal to the value of its Revertible Assets as stated on its balance sheet.

     Environmental Regulation

     The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the federal government has power to promulgate environmental regulations, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the State and local level rather than at the level of the federal government. We are currently in the process of obtaining necessary environmental permits for our subsidiaries operating in Brazil. We are not certain when these permits will be obtained. See the discussion of revenues from Cerj, our Brazilian distribution company, in “Item 5. Operating and Financial Review and Prospects — A. Operating results” of our 2002 Form 20-F.

     In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

     Recent Regulatory Developments

     General Agreement Law of the Electricity Sector

     In April 2002, the enactment of Law 10,438 determined the payment of compensations to distribution and generation companies for their loss of revenues that occurred during the rationing in Brazil between June 2001 and February 2002. The General Agreement Law of the Electricity Sector granted an extraordinary tariff setting (0% for low-income residential customers, 2.9% for other residential, rural and public lighting customers, and 7.9% for the rest) for the period necessary to cover the losses of each company as determined by ANEEL.

     The law also established that the federal generation companies will have to sell at least 50% of their spare energy (after contracts) through public auctions with the remainder sold to the Mercado Atacadista de Energia, or MAE.

     It also established a new criterion for the reclassification of low-income residential customers and the goals for the energy supply expansion program. The eventual higher cost resulting from the application of the new reclassification criteria will be financed by funds originated from the federal public energy auctions and the RGR account, as a tariff subsidy, without affecting the distribution companies. The financing of the energy supply expansion program, not considered in the ordinary tariff revision, will be provided by the government and other sources of financing with the recognition that the economic financial equilibrium of the companies cannot be altered.

     Finally, the law creates incentives for alternative energy sources which will be paid by all customers of the electricity system, in proportion to their consumption levels.

     Obligatory Auction by Distributors.

     Starting from 2003, the distribution companies are required to contract out their energy demand by means of public auctions as established in Law 10,438. Self-dealing is allowed for up to 30% of the sales to the captive market. The differences between the energy contracted and the energy demand can be covered by adjustment contracts as regulated by ANEEL.

     Auction Flexibility and Initial Contract Modifications

     As a result of Law 10,438, the federal generation companies can sell their energy through modifications in the initial contracts, exclusive auctions to final consumers and energy auctions carried out by distribution companies.

     Low Income Customers Reclassification Compensations

     The tariff benefit granted by Law 10,438 will be financed with funds originated by the additional revenues obtained by the federal generation companies from the selling of their publicly auctioned energy contracts and funds from the RGR account.

     The law also establishes that the potential unregulated customers that do not exercise their option for unregulated tariffs will have to substitute their energy supply contracts for equivalent energy supply contracts, right of connection and usage of the transmission system contracts.

     MAE Settlement

     Resolution No. 763, 2002 determines that 50% of the resulting values considering the months between September 2000 and September 2002 to be settled in a period of 30 days and the remaining 50% to be settled after the auditing takes place. The months of October, November and December of 2002 will be settled in the same sequence.

     The settlements for January 2003 and the following months will take place subsequent to the constitution of guarantees.

     Normative Value Changes (pass-through rule)

     In May 2002, ANEEL enacted Resolution No. 248 which changed the pass-through rule of energy purchases for final consumers, establishing a value equal to 100% of the VN as the pass-through limit. These changes do not affect the group’s interests, as the same resolution excludes previously signed contracts from being affected.

     Minimum Contract Level Rule

     Resolution No. 91 of 2003 establishes that at least 95% of the energy sold by the MAE participants to final consumers must be guaranteed by energy assured from generation facilities or by energy supply contracts with at least six months of duration in any sub-market and, at least 95% of the energy consumed by free consumers must be guaranteed by energy assured from generation facilities or by bilateral contracts with any term of duration.

     Intercompany Contracts Approval

     As of December 2002, contracts between companies of the Group, Cerj-CIEN, Coelce-CIEN, Cerj-Synapsis and Cerj-Cam, were still pending ANEEL approval. ANEEL approval is required for related company contracts.

     The Cerj-Synapsis and Cerj-Cam contracts were approved in March 2003. The rest of the contracts have already completed their general information and contractual fundamental study stages and are waiting for the final decision.

     There is a risk that even if the distribution companies have provided all the required information to the regulatory entity, these contracts may not be approved or they might be approved with different conditions. In any of these cases, the companies will have to initiate an administrative or judicial proceeding to challenge these decisions.

   Colombia

     Industry Structure

     The Colombian constitution provides that the government has a duty to ensure that public services are made available in an efficient manner to all of the country’s inhabitants. Ley No. 142 of 1994, or Law 142, provides the broad regulatory framework for the provision of residential public services, including electricity, and Ley No. 143 of 1994, or the Colombian Electricity Law, provides the regulatory framework for the generation, trading, transmission and distribution of energy.

     Law 142 establishes that the provision of electricity services is considered an essential public service that may be provided by public and private sector entities. Public services companies are required to:

•	ensure continuous and efficient service without monopolistic abuse;

•	facilitate for low-income users access to subsidies granted by the authorities;

•	inform users regarding efficient and safe usage of the services;

•	protect the environment;

•	allow free and indiscriminate access for the transmission and interconnection to the electric network to other public service companies, or to their large users;

•	report the commencement of their activities to the appropriate regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios, or the SSPD; and

•	register as an agent in the wholesale energy market before the administrator of the Commercial Exchange System (SIC) for generation and trading.

     The Colombian Electricity Law sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas, or CREG, and other regulatory bodies governing the electricity sector such as the Ministry of Mines and Energy and the SSPD:

•	efficiency (correct allocation and utilization of resources and the supply of electricity at minimum cost);

•	quality (compliance with the technical requirements established in regulations affecting the sector);

•	continuity (a continuous electricity supply without unjustified interruptions);

•	adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency);

•	neutrality (the impartial treatment of all electricity consumers);

•	solidarity (the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers); and

•	equity (an adequate and non-discriminatory supply of electricity to all regions and sectors of the country).

     Prior to the passage of the Colombian Electricity Law, the Colombian electricity sector was extensively vertically integrated. The Colombian Electricity Law separately regulates generation, transmission, trading and distribution hereinafter referred to as the Activities and, individually, as Activity. Under this law, any company, domestic or foreign, may undertake any of the Activities. New companies, however, must engage exclusively in one of the Activities. Trading can be combined with either generation or distribution. Companies which were vertically integrated at the time Law 143 became effective may continue to engage in all the Activities in which they were engaged prior to the effectiveness of Law 143, but must maintain separate accounting records for each Activity.

     Pursuant to Resolutions 128 of 1996 and 065 of 1998, effective as of January 1, 2002, the market share of generation companies, traders and distributors will be limited as follows:

•	a generation company may not own more than 25% of the installed generating capacity in Colombia;

•	a trader may not account for over 25% of the trading activity in the Colombian National Interconnected System, or the Colombian NIS; and

•	a distributor cannot have more than 25% of the distribution activity in the Colombian NIS.

     In order to calculate these limits, the participation of a given company is added with those of other companies of the same corporate group, of parent companies, of affiliates and of subsidiaries. In addition effective as of January 1, 2002, generation companies may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries. In 1999, CREG issued Resolution 42 which established that no generation company may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by CREG. Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW.

     The Ministry of Mines and Energy defines the government’s policies for the energy sector. Other government entities which play an important role in the electricity industry are:

•	SSPD, which is in charge of overseeing and inspecting the companies incorporated as public services companies;

•	CREG, which is in charge of regulating the energy and gas sectors; and

•	the Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency), which is in charge of planning the expansion of the generation and transmission network, among other things.

     Under the Colombian Electricity Law, CREG is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and the setting of charges for regulated activities. Among such attributions, CREG’s main functions are as follows:

•	to establish the conditions for the gradual deregulation of the electricity sector toward an open and competitive market;

•	to approve charges for transmission and distribution networks and charges for trading to regulated customers;

•	to establish methodology for calculating and establishing maximum tariffs for supplying the regulated market;

•	to establish the operations’ regulations for the planning and coordination of the operation of Colombian NIS;

•	to regulate monopolies in public service companies when there is no possibility of competition;

•	to establish technical requirements for the quality, reliability and security of supply; and

•	to protect customers’ rights.

     CREG resolutions do not require Congressional approval. Law No. 142 establishes that any of CREG Resolutions, which give rise to a right or obligation of an individual utility, may be contested first through a recurso de reposición, an appeal filed with CREG which makes a decision or promulgates an administrative act, requesting reversal, modification or clarification of its decisions or resolutions; and secondly through lawsuits before the administrative courts. Resolutions of a general nature may be directly contested through a lawsuit before an administrative court. CREG also has the authority to resolve disputes between participants in the electricity and gas sectors, per their request, through arbitration, when the dispute refers to the interpretation of operational or commercial rules. In order to supplement the regulations pertaining to CREG’s functioning, and especially in the determination of voting mechanisms for decision making, a Presidential Decree was issued, the effect of which is to grant special powers to the Ministry of Mines and Energy. The Ministry of Mines and Energy may settle ties only in the case that ties persist after two consecutive occasions.

     The generation sector is organized on a competitive basis with generation companies selling their production on the spot market in an energy pool known as the Bolsa de Energía, or the Bolsa, at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices. The Colombian NIS is the electricity system in Colombia with mandatory central dispatch of all plants in excess of 20 MW and optional central dispatch between 10 MW and 20 MW. The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho, or the CND. The hourly spot price paid for energy reflects the prices offered by generation companies in the Bolsa and the respective supply and demand. Generation companies connected to the Colombian NIS also receive a capacity charge, or the Capacity Charge, provided they meet certain conditions established in CREG Resolution 116 of 1996, or Resolution 116, as amended, including, among other things, being available and having executed fuel supply contracts in the case of thermal plants. The capacity charge is calculated pursuant to formulas also included in Resolutions 077 and 111, as amended.

     Since the creation of the wholesale electricity market in July 1995, relatively stable amounts of energy have been exchanged between generation companies and between generation companies and distribution companies, acting in their capacities as traders. Initially, distribution companies were required to enter into contracts to supply 100% of their regulated market, and although this requirement was gradually reduced, distribution companies have still tended to secure contracts for a large proportion of their market.

     Dispatch and Pricing

     The purchase and sale of electricity can take place between generation companies, distributors acting in their capacities as traders, pure traders (who do not generate or distribute electricity) and unregulated consumers. There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

     The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity. Its operations are similar to the electricity pools which operate in England, Wales and Argentina. In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period. Every day the CND receives price bids from all the generation companies that participate in the Bolsa. These bids indicate the price (for the 24 hours of the following day) at which the generation companies are willing to supply electricity and the hourly available capacity for the following day. Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generation companies according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generation companies would be dispatched in the following day to meet expected demand. The price in the Bolsa for all generation companies is set by the costliest generation company dispatched in each hourly period under the optional dispatch. This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries (international transactions are scheduled to begin March 2003), will be satisfied by the lowest cost combination of available generating units in the country. Also, the CND realizes the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost efficient manner. The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

     Differences among real dispatch and “optimal dispatch” give rise to what is known as “restrictions,” which are settled for each generation company in the following way: restricted generation companies (those whose real generation is lower than the required dispatch) are charged with the difference, appraised at its offer price; and out-of-merit generation companies (those whose real generation is greater than the required dispatch) are credited with the difference, also appraised at its offer price. The net value of these restrictions are assigned proportionally to all the traders within the Colombian NIS, according to their demands of energy. The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs. This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generation companies, the difference is appraised with the sum of the offer price and the spot price divided by two. The out-of-merit generation companies have a maximum cap on the recognized price (i.e. on the credit they can receive for their supplemental generation). This resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and, in certain cases, has resulted in legal proceedings initiated by the thermal generation companies, who consider that the recognized prices do not cover the costs associated with these restrictions.

     The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa. In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced the Capacity Charge, pursuant to Resolution 116, effective November 28, 1996, and valid for ten years, as amended. The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine. It remunerates generation companies for the firm capacity made available to the Colombian NIS in periods of critical hydrology and efficiency in order to guarantee the reliability of the system. Generation companies receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116, as amended. The Capacity Charge provides generation companies with a source of fixed revenue which is dependent primarily on the generation company’s own availability. The CND can verify a generation company’s declared availability and the Superintendency can impose sanctions if the actual availability is lower than the declared availability. If a generation company’s availability is less than the minimum limit during the dry season, between December 1 and April 30 of each year, the generation company only receives the Capacity Charge equivalent to its actual availability. Also, the minimum limit for the rainy season (between May 1 and November 30 of each year) is determined by the lowest value between the minimum limit and the average actual availability during the dry season.

     In 2000, Resolution 077 and 111 modified the calculation of the Capacity Charge for generation companies, shifting the balance in favor of thermal generation companies over hydroelectric generation companies. The Capacity Charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a period of drought assuming hydrological conditions that prevailed during the “El Niño” phenomenon that occurred between 1991 and 1992. Pursuant to Resolution 077 and 111 (2000) the capacity charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a hypothetical period that assumes the most severe hydrological conditions.

     Transmission Tariff

     Transmission companies (defined as those that operate networks of voltages of at least 220 kV, which in turn make up the National Transmission System, or NTS) are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services. If the parties do not agree upon the conditions of such access, CREG is entitled to impose an easement of access. The transmission tariff that must be paid by generation companies, distribution companies and traders is composed of:

•	a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system, which is not charged if the generation company is the owner of the connecting equipment; and

•	a usage charge, applicable only to traders, effective January 1, 2002.

     The NTS regulates income for transmission companies by means of a guaranteed annual fixed income, subject to the compliance of certain minimum availability, which is determined by the new replacement value of the networks and equipment existing as of January 1, 2000, and in the case of new projects, by the resulting value of the bidding processes awarded for the expansion of the NTS. Until 2001, the monthly value required in order to compensate transmission companies within the NTS was allocated as follows: 25% for generation companies and 75% for NTS traders. Effective January 1, 2002, such value has been allocated 100% among the traders of the NTS in proportion to the energy demand registered by all of its clients.

     According to CREG Resolution 51/98, with the exception of Interconexión Eléctrica S.A. E.S.P. (the government-owned transmission company), no company or real beneficiary (i.e. one who benefits substantially from the contracts of the Public Service Companies, SSPD and CREG) can own more than 25% of the NTS. Pursuant to Resolution 51/98, the CREG issued Resolution 004/99 which established that the generation companies, distributors, traders and companies that are vertically integrated and carry on these activities simultaneously cannot own more than 15% of the social capital of an existing or future national transmission company or otherwise control or be under common control with such a company.

     The expansion of the NTS is carried out according to model expansion plans designed by Unidad Planeación Minero-Energética, or UPME, and pursuant to bidding processes opened to existing transmission companies and new companies whose sole purpose is the transmission of power, which are handled by the Ministry of Mines and Energy following the guidelines set forth in CREG Resolutions 51 of 1998 and 004 of 1999. According to such Resolutions, the construction, operation and maintenance of new projects is awarded to the Company that demands the lowest present value of cash flows needed for carrying out the project.

     Distribution

     Distribution is defined as the operation of local networks at below 220 kV. Any user may have access to a distribution network provided the user pays a connection charge. CREG regulates distribution prices and operations. Distribution prices should permit distribution companies to recover their reasonable costs, including operating, maintenance and capital costs. The use of the system charges, or DUOS charges, for each company is approved by CREG and varies depending on the voltage level.

     CREG must calculate DUOS charges for each company. The methodology set by CREG for establishing charges for a regulatory period of five years ending December 31, 2002 is contained in Resolution 99 of 1997 and is based on the replacement cost of the distribution assets prevailing at the moment the charges are being calculated (the calculation method assumes that the marginal cost for new projects is lower than or equal to the approved average cost, and allows any excess over the average cost to be charged to the users interested in projects that do not meet such condition) and an assumed opportunity cost of capital, as well as operation and maintenance costs.

     In June 1998, after the approval of the DUOS charges, CREG issued Resolution 70 (1998), also known as the Distribution Rule. The latter determined maximum limits on the frequency and duration of service disruptions to distribution company users. This Resolution, as amended, compels companies to compensate users who suffer disruptions that exceed these maximum limits, valuing energy not delivered at the rationing cost. Since such quality standards became effective, Colombian distribution companies have been claiming that there is not an adequate compensation to distribution companies for providing these quality standards.

     During 2002, CREG and electricity distribution companies discussed amendments to the distribution system compensation for the tariff period comprised between January 1, 2003 and December 31, 2007. On the basis of these discussions, CREG enacted, on December 2002, Resolution No. 082 that determines the compensation for distribution activities for the next tariff period. The distribution companies have requested the approval of the regulatory charges based on this methodology in December 2002. Currently, CREG is considering this request. The new regulatory charges were approved in 2003 in line with the Renegotiation Commission’s schedule with the exception of charges relating to certain distributors that are awaiting final approval. Before the improvements in the tariff system (and in particular, higher rates of return and greater acknowledgement of operating, maintenance and administrative costs on the part of the regulator), some public leaders and politicians were asking for public service tariff increases to be capped by an inflation adjustment, or alternatively, an increase in the minimum wage.

     A tariff option, which became effective in January 2002, allows distributors to freeze a fixed level of quality standards and to recognize physical loss levels equivalent to those of 2001. As part of the tariff option, there is a 2.4% incremental monthly increase starting in October 2002 and ending in March 2003. The aim was to minimize the impact of the new tariff increase for the next regulatory period. These increases will be compensated with the new regulatory charges approved for the next period. The new rate is 16.1% before taxes for the distribution assets with voltage level less than 57.5 kV. For assets with voltage levels no less than 57.5 kV, or for Regional Transmission Systems, a 14.1% rate before taxes is expected. This entails a significant increase compared to the former rate which had been fixed at 9%. The distribution market is divided into regulated and unregulated customer markets. Customers in the unregulated market are free to contract electricity supplies directly from a generation company or distributor, acting in their capacities as traders, or from a pure trader. Initially, the unregulated customer market consisted of customers with a peak demand of more than 2 MW, which corresponds to approximately 260 large industrial and commercial customers and represents about 5% of the supply market. This peak demand threshold was reduced to 1 MW as of January 1, 1997, to 0.5 MW as of January 1, 1998, and to 0.1 MW as of January 1, 2000, or a minimum monthly consumption of 55 MWh. The member countries of the Comunidad Andina de Naciones, Colombia, Peru and Ecuador and with the participation of Venezuela, a non-member country, subscribed through Decisión 536 dated December 19, 2002 a general guideline for sub-regional electricity systems interconnections among the above mentioned countries. Based on this decision, CREG issued Resolution No. 004/2003 on the coordination of the short term operation for international interconnections. Beginning March 1, 2003, the interconnection between Ecuador and Colombia started functioning. With this interconnection it is expected that Colombia will export approximately 5.0 GW-day (16% of the total demand in Ecuador).

     Trading

     Trading is the resale directly to end users of electricity purchased in the wholesale market and may be conducted by generation companies, distributors or independent agents which must comply with the requirements of CREG. Trading prices for unregulated users are freely agreed upon by the parties. Trading to regulated users is subject to a “regulated freedom regime” where the tariffs are set by each trader using the tariff options based on a formula established by CREG in Resolution 31 (1997) for the 5-year period ending on December 31, 2002. Tariffs are determined pursuant to a combination of:

•	general cost formulas given by CREG; and

•	individual trading costs approved by CREG for each trader.

     The approved costs are maximum costs. Thus the traders may set tariffs applying lower costs supported by economic reasons, duly evidenced. Tariffs include, among other things, the costs for the purchase of electricity by the trader, transmission charges, distribution charges and a margin to cover the risks of the activity and the return on the investment.

     Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remains in effect for 2003. It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG in December 2003.

     It is possible that some elements of the tariff formula that grant a competitive advantage to independent traders will be corrected, thereby better compensating the trading activities, since that segment is up against the same political pressures as described under the Colombian distribution segment. As such, trading margins could also decrease and the competition in the commercial activity could increase. Law 812 of 2003 (Plan Nacional de Desarrollo 2003-2006) established that independent traders must include in their client database a minimum number of customers from Colombia’s poorest sectors. This law seeks to create a certain equality in the regulated market between the independent and established trader given that the independent traders service the richest sectors of the regulated market.

     Environmental Regulation

     Law No. 99 of 1993 provides the legal framework for environmental regulation and, among other things, created the Ministry of the Environment as the authority for establishing environmental policies. Since 1993, Colombia has experienced a significant expansion in its environmental regulations. Of particular importance is Law 99 of 1993 which created the Ministry of the Environment as the supervisory governmental authority in this field, with a specific focus on the definition, issuance and execution of policies and regulations seeking the recuperation, conservation, protection, organization, administration and use of renewable resources. Thus, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses or the establishment of environmental management plans. The law places particular attention on environmental impact prevention by entities in the energy sector. Any such entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

     Inspection and Control

     According to the National Constitution and the Public Utilities Law, the Superintendency of Public Utilities exercises supervision of public services companies involved in the aforementioned electricity activities.

   Peru

     Industry Structure

     The regulatory framework for the electricity industry in Peru was modeled after the regulatory framework in Chile. Its main regulations are: Law of Electrical Concessions (Law Decree No. 25,844) and its regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its regulation (Supreme Decree No. 017-98-ITINCI), Law No. 26,734 which created the regime that supervises Investments in Energy and its Regulation (Decree No. 54-2001 PCM), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority), and the regulation for resolution of controversies that arise within this institution (Resolution No. 0826-2002-OS/CD).

     Some of the most important characteristics of the regulatory framework for the electricity industry in Peru are: (i) vertical disintegration, or separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets, and a system of regulated prices based on the principle of efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs); and (iii) private operation of the interconnected electricity systems subject to the principles of efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).

     As in Chile, the electricity sector in Peru consists of two main interconnected systems, the central and northern Sistema Interconectado Central-Norte, or the SICN, and the southern Sistema Interconectado Sur, or the SIS, plus several isolated regional and smaller systems which provide electricity to rural areas. The SICN has the largest installed capacity and supplies electricity to approximately 8.2 million inhabitants. The SIS, which is being formed by the interconnection of existing small system, supplies electricity to approximately 1.3 million inhabitants in the southeast and southwest of Peru. As of October 2000, the SICN and SIS systems are connected and form one integrated system, the Sistema Eléctrico Interconectado Nacional, or the SEIN.

     In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses and concessions for generation, transmission, and distribution activities, among others. OSINERG is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. One of OSINERG’s functions is the publication of the regulated tariffs. The Comité de Operación Económica del Sistema, or the COES, coordinates the dispatch of electricity of Peru’s SINAC in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the semi-annual busbar (i.e., node) tariff calculations. However, in Peru each COES consists of generation and transmission companies, whereas in Chile the CDECs include only generation companies.

     As of October 1997, there are established technical norms against which to compare the quality and conditions of the service provided by electricity companies. As of October 1999, those companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for those customers who received substandard service.

     Dispatch and Pricing

     The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Peru and unregulated customers in Peru are those with demand for capacity of greater than 1 MW, whereas in Chile unregulated customers are those with demand for capacity greater than 2 MW.

     Edelnor is required to supply electricity for public services at regulated prices on a continuous basis in sufficient quantity and within certain quality standards. In addition, it is responsible for supplying electricity for public lighting. Until December 22, 1999, electricity provided to non-public service customers was supplied at negotiated prices. Effective December 23, 1999, Law 27,239 modified Article 44 of the Law on Electricity Concessions, and effectively ended the division between electricity sold to public service and that which followed competitive free market conditions. In both cases, the transmission and distribution tariffs are regulated by OSINERG.

     Transmission

     At the transmission level in Peru, transmission lines are divided into principal and secondary systems. The principal system lines are accessible to all generation companies and allow electricity to be carried to all customers. The transmission concessionaire receives tariff revenues and connection tolls reflecting a charge per kW. The secondary system lines are accessible to all generation companies, but are used to serve only certain customers, who in turn are responsible for making payments related to their use of the system.

     Distribution Pricing

     Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG. Busbar prices for capacity and energy are published every six months, in April and October, and become effective the first day of May and November, respectively. Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers. Although these prices are quoted in Peruvian soles, the calculations are mainly effected in United States dollars. Other conditions of distribution pricing are similar to those in Chile.

     The electricity tariff for a customer of the Servicio Público de Electricidad (regulated clients) includes charges for capacity and energy from generation and transmission (busbar prices) and from the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard for energy distribution losses.

     Distribution electricity tariffs are set on the basis of voltage levels. Regulated customers have a range of tariff options that allow them to manage the charges based on consumption in peak hours (between 6:00 p.m. and 11:00 p.m.) or non-peak hours (all the remaining hours of the day). However, the majority of our customers are within the tariff category that simply measures the energy consumed without any reference to capacity or division of consumption between peak and non-peak hours (Tarifa BT-5). Regulated customers subject to Tarifa BT-5 represented 99.6% of Edelnor’s clients and 45.3% of total sales of electricity during 2002. Unregulated customers can choose to pay for energy consumed or capacity or consumption distinguishing between peak and non-peak hours, or a combination of these factors according to stipulations on their contracts.

     Value Added from Distribution

     Value Added from Distribution (VAD) includes the following distribution costs: (a) general, administrative and selling costs; (b) maintenance and operation costs for distribution equipment; (c) a margin for standard energy and capacity losses; and (d) a return on investment based on the net replacement value (VNR in its Spanish acronym) of the equipment used in distribution. VNR equipment includes costs for renewal of all the installations and equipment used to provide distribution services, including intangible assets and working capital.

     The process to set the VAD gathers distribution companies in groups hereinafter referred to as Typical Sectors or ST, which are established by The Ministry of Energy and Mines based on factors such as energy consumer density or equipment density in the distribution net. Different efficiency standards are applied depending on the ST.

     Based on the efficiency standards obtained from a selected real company, OSINERG chooses a “model company” for purposes of setting the VAD. A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by OSINERG for the model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company.

     Once OSINERG has established the performance standards, the distribution companies retain specialized consultants who perform a parallel tariff study subject to OSINERG guidelines. Preliminary tariffs established by OSINERG are tested to ensure that they provide an average real annual internal rate of return between 8% and 16% on the VNR of assets for the entire distribution industry.

     Once the component of the VAD for the tariff has been set, it will remain in effect for a period of four years unless the adjustment tariff index has doubled during such period. The VAD index allows adjustments based on variations on busbar prices and distribution costs, including wages, the wholesale price index for domestic products, aluminum prices, currency exchange rates and import duties. The VAD index is adjusted when the underlying variables in the formula to project the VAD then in effect would result in a variation in excess of 3%. The current VAD component of the tariff was set in November 2001. The next VAD setting is expected for November 2005.

     Concessions

     Concessions for the operation of distribution networks are granted by the Ministry of Energy and Mines. Edelnor holds exclusive concessions to distribute electricity within its concession areas for an indefinite period of time. The concession areas may be expanded by the holder of the concession upon prior notice to the Ministry of Energy and Mines every two years. The concession area may not be reduced without the authorization of the Ministry of Energy and Mines. The concessions may be revoked by the Ministry of Energy and Mines in the event of non-compliance with certain commercial operating and quality standards. Edelnor may give up its concession with one year’s prior notice to the Ministry of Energy and Mines.

     A concession for electricity generation activities is required when a hydroelectric or geothermal power plant has an installed capacity in excess of 10 MW while an authorization for electricity generation activities is required when either:

•	a thermoelectric power plant has an installed capacity in excess of 500 kW; or

•	a hydroelectric or geothermal power plant has an installed capacity between 500 kW and 10 MW.

     Neither an authorization nor concession is required for electricity generation activities when the hydroelectric, geothermal or thermoelectric power plant has an installed capacity below 500 kW.

     A concession of electricity generation activities constitutes an agreement between the generation company and Ministry of Energy and Mines while an authorization is merely an unilateral permission granted by the ministry. Authorizations and concessions are granted by the ministry under the procedures set forth in the Electricity Concessions Law and its regulations and amendments. In accordance with “national developments,” the ministry currently establishes the priorities to admit new applications for temporal and definitive concessions to be integrated in the interconnected systems.

     Environmental Regulation

     In Peru, electricity distribution companies are subject to the general environmental and penal laws which govern environmental matters and to the Reglamento de Protección Ambiental de las Actividades Eléctricas, a regulation which specifically governs the protection of the environment by electricity companies. The regulation establishes a number of requirements that need to be satisfied by electricity companies, including reporting requirements, environmental audits and record-keeping of emissions. Companies that do not comply with the regulation are subject to penalties. The authorities governing environmental matters are the Dirección General de Asuntos Ambientales, or the General Office of Environmental Matters, which is dependent on the Ministry of Energy and Mines and OSINERG.

     Electricity distribution companies are required to have a Programa de Adecuación y Manejo Ambiental, or PAMA, or a set of environmental compliance standards to conduct their operations within the maximum allowed limits for gas and liquid emissions and to comply with environmental regulations.

     Changes to Electricity Law

     Currently, the Ministerio de Energía y Minas (the Ministry of Energy and Mines) has summoned regulators, customer representatives and electricity operators who are members of the Comité de Energía de la Sociedad Nacional de Minería, Petróleo y Energía to discuss the “Reform to the Second Generation of the Electricity Sector.”

     The agenda for this reform considers the following three broad issues:

     First. Issues to consolidate the electricity sector reform:

•	confirmation that private investment should play a primary role in the development of this sector and that public investment should play a secondary role on the electrification of rural and isolated areas;

•	regulation of the international interconnected electricity systems;

•	scope of functions of OSINERG in its dual capacity as regulator and prosecutor;

•	mechanisms to facilitate the access of independent generation companies in the utilization of energy resources and more efficient technologies;

•	utilization of hydrological resources; and

•	institutional changes to improve the relationship between customers and the system.

Second. Issues to improve economic efficiency:

•	setting basic prices for energy, its future and concurrent factors;

•	review of the qualification of the transmission systems, transmission and sub transmission fees, and of the methodology to determine the VAD;

•	analysis of the criteria and methodology used to determine current generation costs versus the adoption of declared costs;

•	adjustments on the structure and function of the electricity market to allow access of new agents and products for improving competition;

•	definition of the unregulated customer; and

•	improvement of regulations on public lighting.

     Third. Specific technical issues and procedures such as the system for granting concessions, technical provisions to ensure quality of operations and specific obligations of operators.

     A coordination committee and three sub-committees (for the three issues mentioned above) have been established and have held meetings to review these issues. Resolutions from these meetings are expected in the medium term.

Item 7

Enersis S.A. and Subsidiaries

Index to the Consolidated Financial Statements as of December 31, 2003

Consolidated Balance Sheets as of December 31, 2003	F-1
Consolidated Income Statement	F-3
Statements of Consolidated Cash Flows	F-4
Consolidated Statements of Shareholders’ Equity	F-5

ITEM 7

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003)

	As of December 31,

ASSETS	2002	2003

	ThCh$	ThCh$
CURRENT ASSETS
Cash	48,666,727	26,370,232
Time deposits	147,083,163	256,254,606
Marketable securities	1,558,723	11,155,741
Accounts receivable, net	463,428,121	467,170,365
Notes receivable, net	5,182,662	8,362,627
Other accounts receivable, net	63,403,857	94,194,266
Amounts due from related companies	197,352,823	17,060,125
Inventories	60,986,480	44,308,194
Income taxes recoverable	54,980,336	61,286,338
Prepaid expenses	7,742,678	16,452,494
Deferred income taxes	42,958,648	69,459,772
Other current assets	133,341,824	73,928,782

Total current assets	1,226,686,042	1,146,003,542

PROPERTY, PLANT AND EQUIPMENT
Land	131,203,835	115,453,784
Buildings and infrastructure and works in progress	11,738,526,563	10,053,936,197
Machinery and equipment	1,998,142,088	1,762,236,656
Other plant and equipment	540,209,473	348,089,694
Technical appraisal	753,652,675	619,471,230
Accumulated depreciation	(5,183,481,869)	(4,802,827,051)

Total property, plant and equipment, net	9,978,252,765	8,096,360,510

OTHER ASSETS
Investments in related companies	196,105,799	180,211,471
Investments in other companies	161,061,462	133,460,297
Goodwill, net	855,988,634	780,397,218
Negative goodwill, net	(96,124,680)	(79,234,632)
Long-term receivables	127,109,018	127,935,044
Amounts due from related companies	907,149	129,103,833
Intangibles	81,725,052	77,170,981
Accumulated amortization	(34,994,773)	(39,272,322)
Other assets	241,143,152	180,611,025

Total other assets	1,532,920,813	1,490,382,915

TOTAL ASSETS	12,737,859,620	10,732,746,967

F-1

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003)

	As of December 31,

LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	2003

	ThCh$	ThCh$
CURRENT LIABILITIES:
Short-term debt due to and financial institutions	429,299,753	312,156,562
Current portion of long-term debt due to banks and financial institutions	611,314,573	165,695,013
Promissory notes	13,321,409	—
Current portion of bonds payable	503,486,357	70,945,193
Current portion of long-term notes payable	42,045,203	21,433,863
Dividends payable	14,699,745	3,158,548
Accounts payable	224,296,744	215,444,227
Short-term notes payable	4,881,405	21,069,881
Miscellaneous payables	74,151,727	43,916,496
Amounts payable to related companies	16,448,569	30,748,293
Accrued expenses	85,779,624	53,704,224
Withholdings	56,040,617	63,702,463
Income taxes payable	27,807,349	47,840,056
Deferred income	9,176,531	11,975,374
Other current liabilities	60,137,375	65,360,835

Total current liabilities	2,172,886,981	1,127,151,028

LONG-TERM LIABILITIES:
Due to banks and financial institutions	1,708,252,057	833,894,860
Bonds payable	2,118,824,024	2,299,294,966
Long-term notes payable	197,801,287	145,343,166
Accounts payable	22,832,594	26,802,731
Amounts payable to related companies	998,174,521	84,320
Accrued expenses	254,486,113	317,416,983
Deferred income taxes	52,841,577	24,748,583
Other long-term liabilities	105,015,620	60,336,617

Total long-term liabilities	5,458,227,793	3,707,922,226

MINORITY INTEREST	4,091,108,748	3,349,281,823

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	758,720,279	2,227,711,340
Additional paid-in capital	33,703,758	159,323,362
Other reserves	47,348,383	(25,671,685)
Retained earnings	406,835,727	176,016,726
Net income (loss) for the year	(225,985,568)	12,467,863
Deficit of subsidiaries in development stage	(4,986,481)	(1,455,716)

Total shareholders’ equity	1,015,636,098	2,548,391,890

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,737,859,620	10,732,746,967

F-2

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003)

	As of December 31,

	2002	2003

	ThCh$	ThCh$
OPERATING INCOME:
SALES	2,510,731,952	2,352,333,380
COST OF SALES	(1,747,350,860)	(1,651,731,835)

GROSS PROFIT	763,381,092	700,601,545
ADMINISTRATIVE AND SELLING EXPENSES	(225,410,287)	(169,503,861)

OPERATING INCOME	537,970,805	531,097,684

NON-OPERATING INCOME AND EXPENSE:
Interest income	86,137,470	67,235,139
Equity in income of related companies	15,146,206	17,754,503
Other non-operating income	311,225,325	197,576,789
Equity in income of related companies	(6,799,786)	(237,707)
Amortization of goodwill	(511,407,613)	(53,228,237)
Interest expense	(449,331,872)	(420,432,628)
Other non-operating expenses	(238,208,379)	(248,024,672)
Price-level restatement, net	5,014,539	(4,499,391)
Exchange difference, net	(16,271,349)	(6,054,305)

NON-OPERATING EXPENSE, NET	(804,495,459)	(449,910,509)

INCOME (LOSS) BEFORE INCOME TAXES	(266,524,654)	81,187,175
INCOME TAXES	(66,677,155)	(41,570,717)
EXTRAORDINARY ITEMS	(22,599,396)	—

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(355,801,205)	39,616,458
MINORITY INTEREST	16,445,385	(78,324,793)

LOSS BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(339,355,820)	(38,708,335)
AMORTIZATION OF NEGATIVE GOODWILL	113,370,252	51,176,198

NET INCOME (LOSS) FOR THE YEAR	(225,985,568)	12,467,863

F-3

ENERSIS S.A. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003)

	As of December 31,

	2002	2003

	ThCh$	ThCh$
Net income (loss) for the year	(225,985,568)	12,467,863
GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	(1,106,875)	6,254,224
Gain on sale of investments	—	(89,285,108)
Losses on sale of other assets	—	399,487
Charges (credits) to income which do not represent cash flows:
Depreciation	459,015,845	396,415,628
Amortization of intangibles	10,493,180	8,583,470
Write-offs and accrued expenses	56,497,694	54,402,387
Equity in income of related companies	(15,146,206)	(17,754,503)
Equity in losses of related companies	6,799,786	237,707
Amortization of goodwill	511,407,613	53,228,237
Amortization of negative goodwill	(113,370,252)	(51,176,198)
Price-level restatement, net	(5,014,539)	4,499,391
Exchange difference, net	16,271,349	6,054,305
Other credits to income which do not represent cash flows	(231,345,363)	(29,777,139)
Other changes to income which do not represent cash flows	149,131,944	153,256,564
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	56,532,837	(84,407,019)
Decrease in inventory	11,886,420	10,372,331
Decrease (increase) in other assets	(23,278,402)	19,368,706
Changes in liabilities which affect cash flows:
Decrease in accounts payable associated with operating results	(50,083,576)	31,758,837
Increase (decrease) in interest payable	55,676,296	(11,090,838)
Decrease in income tax payable	(46,296,619)	(41,018,493)
Increase in other accounts payable associated	30,330,183	39,198,600
Net decrease (increase) in value added tax and other similar taxes payable	(1,910,207)	24,163,738
Income (loss) attributable to minority interest	(16,445,385)	78,324,793

Net cash flows provided by operating activities	634,060,155	574,476,970

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares to minority shareholders	1,924,710	546,464,851
Proceeds from the insuance of debt	988,703,723	1,022,598,818
Proceeds from bond issuances	132,830,563	828,121,856
Other sources of financing	26,611,951	24,038,068
Distribution of capital in subsidiary	(120,479,434)	(24,031,631)
Dividends paid	(101,450,778)	(80,795,294)
Payment of debt	(1,105,491,293)	(2,128,072,013)
Payment of bonds	(29,640,676)	(487,071,031)
Payment of loans obtained from related companies	(44,833,529)	(4,467,535)
Payment of share issuance costs	—	(10,831,654)
Payment of bond issuance costs	(11,252,187)	(5,681,393)
Other disbursements for financing	(24,813,311)	(116,030,617)

Net cash used in financing activities	(287,890,261)	(435,757,575)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	22,831,460	160,760,440
Sales of investment in related companies	—	121,827,367
Other loans receiver from related companies	—	24,972,489
Other receipts from investments	18,741,707	49,788,337
Additions to property, plant and equipment	(321,094,597)	(258,785,648)
Long-term investments	(23,699,930)	(2,987,209)
Investment in financial instruments	(731,647)	—
Other loans granted to related companies	—	(312,412)
Other investments disbursements	(36,294,538)	(6,887,966)

Net cash provided by (used in) investing activities	(340,247,545)	88,375,398

POSITIVE NET CASH FLOW FOR THE PERIOD	5,922,349	227,094,793
EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(2,524,628)	(119,497,566)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,397,721	107,597,227
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	220,005,877	223,403,598

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	223,403,598	331,000,825

F-4

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of	Net income
	Paid-in	paid-in	Other	Retained	subsidiaries in	(loss) for
	capital	capital	reserves	earnings	development stage	the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2002	729,328,347	32,398,114	25,517,158	350,149,143	867,381	40,926,246	1,179,186,389
Transfer of prior year income to retained earnings	—	—	—	40,926,246	—	(40,926,246)	—
Changes in equity of affiliates	—	—	—	—	—	—	—
Deficit of subsidiaries in the development stage	—	—	—	—	(5,830,512)	—	(5,830,512)
Cumulative translation adjustment	—	—	20,596,914	—	—	—	20,596,914
Price-level restatement of capital	21,879,850	971,943	765,515	11,732,261	26,021	—	35,375,590
Net loss for the year	—	—	—	—	—	(223,748,087)	(223,748,087)

As of December 31, 2002	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294

As of December 31, 2002 (1)	758,720,279	33,703,758	47,348,383	406,835,727	(4,986,481)	(225,985,568)	1,015,636,098

As of January 1, 2003	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294
Capital increase	1,471,844,920	125,881,577	—	—	—	—	1,597,726,497
Transfer of prior year loss to retained earnings	—	—	—	(228,581,520)	4,833,433	223,748,087	—
Changes in equity of affiliates	—	—	(11,432,599)	—	—	—	(11,432,599)
Deficit of subsidiaries in the development stage	—	—	—	—	(1,302,667)	—	(1,302,667)
Cumulative translation adjustment	—	—	(61,587,469)	—	—	—	(61,587,469)
Price-level restatement of capital	4,658,223	71,728	468,796	1,790,596	(49,372)	—	6,939,971
Net income for the year	—	—	—	—	—	12,467,863	12,467,863

As of December 31, 2003	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2003.

F-5

ITEM 8

Enersis S.A. and Subsidiaries

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of September 30, 2003 and thousands of US dollars)

		As of September 30,

	Note	2002	2003	2003

		ThCh$	ThCh$	ThUS$
				(Note 2)
ASSETS
CURRENT ASSETS:
Cash		46,909,245	27,825,616	42,098
Time deposits	4	197,533,407	322,583,969	488,046
Marketable securities		96,758	12,361,059	18,701
Accounts receivable, net	5	430,166,489	486,131,648	735,482
Notes receivable, net	5	6,050,636	4,896,879	7,409
Other accounts receivable, net	5	63,832,108	93,055,403	140,786
Amounts due from related companies	6a	206,385,188	14,465,869	21,886
Inventories	7	72,378,415	55,361,057	83,757
Income taxes recoverable	8a	60,246,430	67,454,602	102,054
Deferred income taxes	8e	40,723,895	71,522,669	108,209
Prepaid expenses		8,266,295	17,361,453	26,267
Other current assets	9	303,305,737	53,198,248	80,485

Total current assets		1,435,894,603	1,226,218,472	1,855,180

PROPERTY, PLANT AND EQUIPMENT, NET	10	10,563,345,618	8,797,142,131	13,309,442

OTHER ASSETS:
Investments in related companies	11	205,443,473	198,308,853	300,027
Investments in other companies	12	170,590,246	148,543,080	224,735
Long-term receivables	5	118,420,329	141,282,347	213,750
Goodwill, net	13a	1,336,684,325	800,122,387	1,210,528
Negative goodwill, net	13b	(181,887,280)	(74,232,746)	(112,309)
Amounts due from related companies	6a	1,313,633	144,262,614	218,259
Intangibles		82,389,502	84,852,765	128,376
Accumulated amortization		(33,394,806)	(41,743,679)	(63,155)
Other assets	14	222,252,123	228,954,103	346,391

Total other assets		1,921,811,545	1,630,349,724	2,466,602

TOTAL ASSETS		13,921,051,766	11,653,710,327	17,631,224

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of September 30, 2003 and thousands of US dollars)

		As of September 30,

	Note	2002	2003	2003

		ThCh$	ThCh$	ThUS$
				(Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	15a	454,147,097	311,723,568	471,615
Current portion of long-term debt due to banks and financial institutions	15b	731,930,536	189,956,667	287,391
Promissory notes	18	32,712,147
Current portion of bonds payable	19a	516,538,421	72,183,635	109,209
Current portion of long-term notes payable		43,980,552	28,203,736	42,670
Dividends payable		20,691,961	2,109,351	3,191
Accounts payable		220,419,151	212,439,680	321,406
Short-term notes payable		3,052,066	23,513,352	35,574
Miscellaneous payables		76,177,258	61,793,948	93,490
Amounts payable to related companies	6b	9,193,120	17,979,078	27,201
Accrued expenses	20a	76,490,812	50,116,694	75,823
Withholdings		54,164,913	52,023,298	78,708
Income taxes payable	8a	32,862,671	51,174,754	77,424
Deferred income		11,266,856	15,799,147	23,903
Other current liabilities	17	118,413,527	72,541,945	109,751

Total current liabilities		2,402,041,088	1,161,558,853	1,757,356

LONG-TERM LIABILITIES:
Due to banks and financial institutions	16	1,802,317,963	1,402,694,786	2,122,176
Bonds payable	19b	2,233,019,374	2,290,511,067	3,465,378
Long-term notes payable		217,148,609	192,152,920	290,714
Accounts payable		23,268,870	19,448,753	29,425
Amounts payable to related companies	6b	1,019,228,525	94,098	142
Accrued expenses	20b	278,613,236	290,350,503	439,279
Deferred income taxes	8e	82,499,192	61,470,383	93,000
Other long-term liabilities		45,743,204	74,368,489	112,514

Total long-term liabilities		5,701,838,973	4,331,090,999	6,552,628

MINORITY INTEREST	21a	4,535,580,184	3,690,105,509	5,582,864

COMMITMENTS AND CONTINGENCIES	30
SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value		750,478,870	2,087,296,039	3,157,929
Price level restatement		9,756,226	10,350,586	15,660
Additional paid-in capital		33,771,048	154,925,171	234,391
Deficit of subsidiaries in development stage		(204,832)	(1,108,949)	(1,678)
Other reserves		62,684,252	17,580,443	26,598
Retained earnings		407,647,990	176,374,845	266,842
Net income for the period		17,457,967	25,536,831	38,634

Total shareholders’ equity		1,281,591,521	2,470,954,966	3,738,376

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,921,051,766	11,653,710,327	17,631,224

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of September 30, 2003 and thousands of US dollars)

		Nine months ended September 30,

	Note	2002	2003	2003

		ThCh$	ThCh$	ThUS$
				(Note 2)
OPERATING INCOME:
SALES		2,040,814,609	1,860,294,801	2,814,492
COST OF SALES		(1,418,503,431)	(1,303,162,367)	(1,971,591)

GROSS PROFIT		622,311,178	557,132,434	842,901
ADMINISTRATIVE AND SELLING EXPENSES		(161,135,915)	(129,252,136)	(195,549)

OPERATING INCOME		461,175,263	427,880,298	647,352

NON-OPERATING INCOME AND EXPENSE:
Interest income		64,584,354	53,974,618	81,660
Equity in income of related companies	11b	4,895,457	21,036,207	31,826
Other non-operating income	23a	323,863,543	164,839,365	249,390
Equity in losses of related companies	11b	(4,837,317)	(124,724)	(189)
Amortization of goodwill	13a	(64,229,521)	(40,266,552)	(60,920)
Interest expense		(342,091,203)	(324,797,371)	(491,395)
Other non-operating expenses	23b	(202,226,359)	(185,985,796)	(281,383)
Price-level restatement, net	24	6,870,474	(7,284,392)	(11,021)
Exchange difference, net	25	(17,737,465)	(494,797)	(749)

NON-OPERATING EXPENSE, NET		(230,908,037)	(319,103,442)	(482,781)

INCOME BEFORE INCOME TAXES EXTRAORDINARY ITEMS, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		230,267,226	108,776,856	164,571
INCOME TAXES	8f	(83,506,853)	(77,410,042)	(117,116)
EXTRAORDINARY ITEMS	26	(24,234,914)	—	—

INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		122,525,459	31,366,814	47,455
MINORITY INTEREST	21b	(146,161,442)	(53,666,479)	(81,194)

LOSS BEFORE AMORTIZATION OF NEGATIVE GOODWILL		(23,635,983)	(22,299,665)	(33,739)
AMORTIZATION OF NEGATIVE GOODWILL	13b	41,093,950	47,836,496	72,373

NET INCOME FOR THE PERIOD		17,457,967	25,536,831	38,634

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

				Additional
	Number	Paid-in	Price level	paid-in
	of shares	capital	restatement	capital

	(in thousands)	ThCh$	ThCh$	ThCh$
As of January 1, 2002	8,291,020	729,328,348		32,398,114
Transfer of prior year income to retained earnings
Deficit of subsidiaries in the development stage
Price-level restatement of capital			9,481,269	421,175
Cumulative translation adjustment
Net income for the period

As of September 30, 2002	8,291,020	729,328,348	9,481,269	32,819,289

As of September 30, 2002 (1)	—	750,478,870	9,756,226	33,771,048

As of January 1, 2003	8,291,020	751,208,198		33,370,057
Transfer of prior year income to retained earnings
Capital increase	22,113,264	1,336,087,841		121,034,630
Changes in equity of affiliates
Deficit of subsidiaries in the development stage
Price-level restatement of capital			10,350,586	520,484
Cumulative translation adjustment
Net loss for the period

As of September 30, 2003	30,404,284	2,087,296,039	10,350,586	154,925,171

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Deficit
		Subsidiaries		Net income
	Other	in development	Retained	(loss) for
	reserves	stage	earnings	the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2002	25,517,158	867,381	350,149,143	40,926,246	1,179,186,390
Transfer of prior year income to retained earnings			40,926,246	(40,926,246)	—
Deficit of subsidiaries in the development stage		(1,077,716)			(1,077,716)
Price-level restatement of capital	331,723	11,276	5,083,979		15,329,422
Cumulative translation adjustment	35,068,759				35,068,759
Net income for the period				16,965,954	16,965,954

As of September 30, 2002	60,917,640	(199,059)	396,159,368	16,965,954	1,245,472,809

As of September 30, 2002 (1)	62,684,252	(204,832)	407,647,990	17,457,967	1,281,591,521

As of January 1, 2003	46,879,587	(4,937,111)	402,807,650	(223,748,087)	1,005,580,294
Transfer of prior year income to retained earnings		4,833,433	(228,581,520)	223,748,087	—
Capital increase					1,457,122,471
Changes in equity of affiliates	(5,195,033)				(5,195,033)
Deficit of subsidiaries in the development stage		(946,026)			(946,026)
Price-level restatement of capital	562,555	(59,245)	2,148,715		13,523,095
Cumulative translation adjustment	(24,666,666)				(24,666,666)
Net loss for the period				25,536,831	25,536,831

As of September 30, 2003	17,580,443	(1,108,949)	176,374,845	25,536,831	2,470,954,966

(1) Restated in thousands of constant Chilean pesos as of September 30, 2003.

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of September 30, 2003 and thousands of US dollars)

	Nine months ended September 30,

	2002	2003	2003

	ThCh$	ThCh$	ThUS$
			(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	17,457,966	25,536,831	38,634
GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	(329,125)	6,156,223	9,314
Gain on sale of investments	—	(88,685,325)	(134,175)
Losses on sale of other assets	—	399,098	604
Charges (credits) to income which do not represent cash flows:
Depreciation	358,832,367	326,612,717	494,142
Amortization of intangibles	8,354,024	7,060,350	10,682
Write-offs and accrued expenses	37,832,142	30,801,757	46,601
Equity in income of related companies	(4,895,457)	(21,036,207)	(31,826)
Equity in losses of related companies	4,837,317	124,724	189
Amortization of goodwill	64,229,521	40,266,552	60,920
Amortization of negative goodwill	(41,093,950)	(47,836,496)	(72,373)
Price-level restatement, net	(6,870,474)	7,284,392	11,021
Foreign currency translation, net	17,737,465	494,797	749
Other credits to income which do not represent cash flows	(253,184,441)	(18,878,264)	(28,561)
Other charges to income which do not represent cash flows	131,038,018	125,133,866	189,320
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	133,364,487	(104,321,742)	(157,831)
Decrease in inventory	2,561,497	2,781,853	4,209
Decrease (increase) in other assets	(87,568,206)	19,003,547	28,751
Changes in liabilities which affect cash flows:
Decrease in accounts payable associated with operating results	(109,401,467)	(28,298,029)	(42,813)
Increase in interest payable	101,864,059	30,710,707	46,463
Increase (decrease) in income tax payable	(63,130,484)	10,115,512	15,304
Increase in other accounts payable associated with non-operating results	9,966,495	25,940,200	39,246
Net decrease (increase) in value added tax and other similar taxes payable	11,309,848	(1,897,033)	(2,870)
Income (loss) attributable to minority interest	146,161,442	53,666,479	81,194

Net cash flows provided by operating activities	479,073,044	401,136,509	606,894

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of September 30, 2003 and thousands of US dollars)

	Nine months ended September 30,

	2002	2003	2003

	ThCh$	ThCh$	ThUS$
			(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares to minority shareholders	1,868,021	466,107,429	705,187
Proceeds from the issuance of debt	824,396,092	461,967,087	698,923
Proceeds from bond issuances	130,405,021	471,663,888	713,593
Other sources of financing	9,879,205	11,150,535	16,870
Distribution of capital in subsidiary	(83,416,388)	(9,638,857)	(14,583)
Dividends paid	(97,094,818)	(76,397,871)	(115,584)
Payment of debt	(882,989,195)	(1,132,971,887)	(1,714,105)
Payment of bonds	(22,170,650)	(423,515,840)	(640,749)
Payment of loans obtained from related companies	(24,208,033)	(4,480,871)	(6,779)
Payment of other debts of related companies	(114,052)	—	—
Payment of share issuance costs	—	(10,900,973)	(16,492)
Payment of bond issuance costs	(10,976,381)	(5,012,628)	(7,584)
Other disbursements for financing	(11,997,967)	(95,906,256)	(145,099)

Net cash used in financing activities	(166,419,145)	(347,936,244)	(526,402)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	22,324,852	162,931,407	246,503
Sale of investment in related companies	—	122,915,384	185,962
Sale of other investments	1,268	—	—
Other loans received from related companies	2,566,455	25,047,225	37,895
Other receipts from investments	1,181,184	50,959,136	77,098
Additions to property, plant and equipment	(215,856,739)	(198,893,199)	(300,911)
Long-term investments	(23,603,540)	(24,836)	(38)
Investment in financial instruments	(14,404,464)	—	—
Other loans granted to related companies	—	(297,783)	(451)
Other investment disbursements	(4,156,642)	(7,451,922)	(11,274)

Net cash provided by (used in) investing activities	(231,947,626)	155,185,412	234,784

POSITIVE NET CASH FLOW FOR THE PERIOD	80,706,273	208,385,677	315,276
EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	2,686,546	(56,374,155)	(85,290)

NET INCREASE IN CASH AND CASH EQUIVALENTS	83,392,819	152,011,522	229,986
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	220,445,126	223,846,014	338,663

CASH AND CASH EQUIVALENTS AT END OF PERIOD	303,837,945	375,857,536	568,649

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of September 30, 2003, except as stated)
As of and for the nine months ended September 30, 2002 and 2003

Note 1. Description of Business

Enersis S.A. (the “Company”) is registered in the Securities Register under No.0175 and is regulated by the Chilean Superintendency of Securities and Insurance (the “SVS”). The Company issued publicly registered American Depositary Receipts in 1993 and 1996. Enersis S.A. is a reporting company under the United States Securities and Exchange Act of 1934.

The Company’s subsidiaries, Chilectra S.A. and Empresa Nacional de Electricidad S.A. (Endesa S.A.) are registered in the Securities Register under No. 0321 and 0114, respectively.

Note 2. Summary of Significant Accounting Policies

(a) General

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively “Chilean GAAP”), and the specific corporate regulations of Law No.18,046, related to the formation, registration and liquidation of Chilean corporations, among others. Certain amounts in the prior period’s financial statements have been reclassified to conform to the current period’s presentation.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Reclassifications - For purposes of comparison, the following reclassifications were made in the 2002 financial statements:

Balance sheet reclassifications

From	Charge	To	Credit
	ThCh$		ThCh$

Technical appraisal	5,322,731	Accumulated depreciation	(5,322,731)

Statement of operations reclassifications

From	Credit	To	Charge
	ThCh$		ThCh$

Other non-operating expenses	(2,513,667)	Interest expense	2,513,667

The accompanying financial statements reflect the consolidated results of operations of Enersis S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of operations. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, which are the following:

	Percentage participation as of September 30,

Company name	2002	2003

	Total	Direct	Indirect	Total
Chilectra S.A.	98.24	98.24	—	98.24
Compañía Eléctrica del Río Maipo S.A. (2)	98.74	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	100.00	99.99	0.01	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	99.99	0.01	100.00
Cía. Americana de Multiservicios Ltda.	100.00	99.93	0.07	100.00
Endesa Chile S.A. (3)	59.98	59.98	—	59.98
Enersis de Argentina S.A.	100.00	—	—	—
Enersis International Ltd.	100.00	100.00	—	100.00
Inversiones Distrilima S.A.	55.68	15.93	39.75	55.68
Empresa Distribuidora Sur S.A. (Edesur)	65.09	16.02	49.07	65.09
Luz de Bogotá S.A. (1)	44.66	25.71	18.95	44.66
Cerj	61.95	26.47	45.35	71.82
Investluz (1)	48.40	15.61	36.39	52.00
Enersis Energia de Colombia S.A.	100.00	—	—	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(1)	Investluz is Parent Company of Companhia Energética do Céará S.A. Coelce and Luz de Bogotá S.A. is Parent Company of Codensa S.A.. The Company obtained shareholder agreements dated June 25, 1999, from Endesa International, the majority shareholder of these companies, giving the Company the right to elect a majority of the Board of Directors. The Superintendency of Securities and Insurance was notified on June 28, 1999.

(2)	On April 30, 2003, Compañía Eléctrica del Río Maipo S.A. was sold to Compañía General de Electricidad Industrial S.A. and, as a result, that company ceased to be reflected in our consolidation from January 1, 2003 and was treated as an equity - method investee until its sale.

(3)	Consolidated subsidiaries of Endesa Chile S.A. are detailed as follow:

	Percentage participation as of September 30,

		2003
	2002
Company name	Total	Direct	Indirect	Total
Enigesa S.A.	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.65	92.65	—	92.65
Endesa Argentina S.A.	99.99	99.99	—	99.99
Endesa-Chile Internacional	100.00	100.00	—	100.00
Pangue S.A.	94.99	94.97	0.02	94.99
Hidroinvest S.A.	69.93	—	69.93	69.93
Infraestructura 2000 S.A. (*)	60.00	—	—	—
Hidroeléctrica El Chocón S.A.	65.19	—	65.19	65.19
Central Costanera S.A.	51.93	—	51.93	51.93
Endesa Brasil Participacoes Ltda.	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A. (*)	100.00	—	—	—
Inecsa 2000 S.A. (*)	97.32	—	—	—
Soc. Concesionaria Autopista Los Libertadores S.A. (*)	99.95	—	—	—
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	5.10	94.90	100.00
Lajas Inversora S.A.	100.00	—	100.00	100.00
Cachoeira Dourada S.A.	99.57	—	99.61	99.61
Capital de Energía S.A.	50.90	—	50.90	50.90
Emgesa S.A	51.32	—	51.32	51.32
Edegel S.A.A.	53.66	—	63.56	63.56
Generandes Perú S.A.	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A.	75.00	50.00	25.00	75.00
Compañía Eléctrica Tarapacá S.A.	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	99.99	0.01	100.00

(*)	On June 23, 2003 Infraestructura 2000 Holding and its consolidated subsidiaries as was sold, and a result, these companies ceased to be reflected in our financial statements from January 1, 2003 and were treated as equity – method investees until their sale.

(b) Periods covered

These financial statements reflect the Company’s financial position as of September 30, 2002 and 2003, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the nine-month periods ended September 30, 2002 and 2003.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c) Constant currency restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the two-year period ended September 30, 2003 was approximately 5.12%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 24).

The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the “prior month rule,” in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over
		Previous
	Index	August 31,

August 31, 2002	111.54	2.2%
August 31, 2003	114.75	2.9%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	September 30,

September 30, 2002	112.48	2.3%
September 30, 2003	114.97	2.2%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Certain of the Company’s investments are linked to the UF. As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation. Values for the UF are as follows (historical Chilean pesos per UF):

Ch$
September 30, 2002	16,455.03
September 30, 2003	16,946.03

Comparative financial statements

For comparative purposes, the 2002 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos of September 30, 2003, purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of September 30, 2003 of Ch$660.97 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(d) Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are detailed in Note 32. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each September 30, as follows:

	Symbol
Currency	used	2002	2003

		Ch$	Ch$
United States dollar (Observed)	US$	748.73	660.97
British pound sterling	£	1,173.19	1,099.23
Colombian peso	$ Col	0.26	0.22
New Peruvian sol	Soles	206.15	189.79
Brazilian real	Rs	199.93	226.09
Japanese yen	¥	6.15	5.93
Euro	€	770.81	738.39
Pool Unit (IBRD)(1)	UP	9,472,802.06	8,936,403.28
Unidad de Fomento (UF)	UF	16,455.03	16,946.03
Unit of Account (IDB) (1)	UC	1,115.40	1,042.56
Argentine peso	$ Arg	200.73	226.35

(1)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency rates to the US dollar, at a determined date.

(e) Time deposits and marketable securities

Time deposits are presented at original placement plus accrued interest and UF indexation adjustments, as applicable. Marketable securities include investments in quoted shares that are valued at the lower of cost or market value. The investments are in both short-term highly liquid fixed rate investment shares and mutual fund units valued at cost plus interest and indexation or redemption value as appropriate.

(f) Allowance for doubtful accounts

Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). Write-offs of uncollectible accounts amounted to ThCh$111,195,488 and ThCh$115,275,112 for the periods ended September 30, 2002 and 2003, respectively. In addition, the total sum owed by the companies that have gone into bankruptcy amounting to ThCh$807,476 (ThCh$661,889 in 2002) is included in the bad debt allowance estimation.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(g) Inventories

Inventory of materials in transit, land and operation and maintenance materials, are valued at the lower of price-level restated cost or net realizable value. The cost of real estate projects under development, included in inventory, include the cost of land, demolition, urbanizing, payments to contractors and other direct costs.

The costs and revenues of construction in progress are accounted for under the completed contract method in accordance with Technical Bulletin No.39 of the Chilean Association of Accountants and are included in current assets as their realization is expected in the short-term.

(h) Property, plant and equipment

Property, plant and equipment are valued at net replacement cost as determined by the former Superintendency of Electric and Gas Services (SEG) adjusted for price-level restatement in accordance with D.F.L. No.4 of 1959. The latest valuation under the D.F.L. 4 was in 1980.

Property, plant and equipment acquired after the latest valuation of net replacement cost are shown at cost, plus price-level restatement. Interest on debt directly obtained to finance construction projects is capitalized during the period of construction (only in power generators).

In 1986, an increase based upon a technical appraisal of property, plant and equipment was recorded in the manner authorized by the SVS in Circulars No.’s 550 and 566 dated October 15 and December 16, 1985, respectively, and Communication No.4790, dated December 11, 1985.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 and No. 42 of the Chilean Association of Accountants. It is the Company’s policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to produce sufficient net cash flows, on a discounted basis, to recover all fixed asset costs, including depreciation, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expenses. The Company has not identified impairments in the net book values of its property, plant and equipment; however, an impairment of goodwill and negative goodwill was identified at the end of 2002 (see Note 13).

(i) Depreciation

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets. Depreciation expense was ThCh$358,832,367 and ThCh$326,612,717 as of September 30, 2002 and 2003, respectively. Depreciation expense of ThCh$347,477,358 and ThCh$315,606,165 was included in Cost of sales and ThCh$11,355,009 and ThCh$11,006,552 included in Administrative and selling expenses, respectively in the nine-months ended September 30, 2002 and 2003.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(j) Leased assets

The leased assets, whose contracts have financial lease characteristics, are accounted for as an acquisition of property plant and equipment, recognizing the total obligation and the unrecorded interest. Said assets do not legally belong to the Company, for which reason, as long as the purchase option is not exercised, it will not be able to freely dispose of them.

(k) Power installations financed by third parties

As established by D.F.L. 1 of the Ministry of Mines dated September 13, 1982, power installations financed by third parties are treated as reimbursable contributions. As such, the installations constructed using this mechanism form part of the Company’s plant and equipment.

Such installations completed prior to D.F.L. 1 are deducted from Plant and equipment and their depreciation is charged to Power installations financed by third parties.

(l) Investments in related companies

Investments in related companies are included in “Other assets” using the equity method. This valuation method recognizes in income the Company’s equity in the net income or loss of each investee on an accrual basis (Note 11).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No.64 of the Chilean Association of Accountants.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 and No. 42 of the Chilean Association of Accountants. It is the Company’s policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to produce sufficient net cash flows, on a discounted basis, to recover all fixed asset costs, including depreciation, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expenses. The Company has not identified impairments in the net book values of its property, plant and equipment; however, an impairment of goodwill and negative goodwill was identified at the end of 2002 (see Note 13).

(m) Intangibles, other than goodwill

Intangibles, other than goodwill, correspond mainly to easements, adjustments to carrying value for spum-off assets, and rights for the use of telephone lines and are amortized in accordance with Technical Bulletin No.55 of the Chilean Association of Accountants.

(n) Severance indemnity

The severance indemnity that the Company is obliged to pay to its employees under collective bargaining agreements is stated at the present value of the benefit under the vested cost method, discounted at 9.5% and assuming an average employment span which varies based upon years of service with the Company.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(o) Revenue recognition

Revenue consists of revenue for electric power generation and distribution, among which is included energy supplied and unbilled at each year-end, valued at the selling price using the current rates which has been included in revenue from operations. The unbilled amount is presented in current assets as trade receivables and the corresponding cost is included in cost of operations. The Company also recognizes revenues for amounts received from highway tolls for motorized vehicles, income related to computer advisory services, engineering services and sale of materials.

(p) Income tax and deferred income taxes

At September 30, 2002 and 2003, the Company recorded current tax expense according to the tax laws and regulations in each country of ThCh$64,706,553 and ThCh$85,371,786, respectively. The Company records deferred income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with circular No.1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal.

(q) Accrued vacation expense

In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expense is recorded on the accrual basis.

(r) Reverse repurchase agreements

Reverse repurchase agreements are included in “Other current assets” and are stated at cost plus interest and indexation accrued at year-end, in conformity with the related contracts.

(s) Statements of cash flows

The Consolidated Statements of Cash Flows have been prepared in accordance with the indirect method.

Investments considered as cash equivalents, as indicated in point 6.2 of Technical Bulletin No.50 issued by the Chilean Association of Accountants, include time deposits, investments in fixed income securities classified as marketable securities, repurchase agreements classified as other current assets, and other cash balances classified as other accounts receivable with maturities less than 90 days.

For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(t) Financial derivative contracts

As of September 30, 2002 and 2003 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions, defined as cover, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants. Forward foreign exchange contracts gains and losses are recorded at estimated fair value with certain gains and losses deferred as assets or liabilities until settlement if the instrument qualifies as a hedge and included in earnings as “Other non-operating income and expense.”

(u) Goodwill and negative goodwill

Goodwill and negative goodwill are determined according to Circular No.368 of the SVS. Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, and does not exceed 20 years.

As of December 31, 2002 the Company evaluated the recoverability of its goodwill and negative goodwill value arising from investments abroad and in virtue of Technical Bulletin No.56 of the Chilean Association of Accountants, under IAS 36 “Impairment of Assets Value”, an impairment of goodwill and negative goodwill was recorded (See Note 13).

At September 30, 2003, the Company estimated there was no significant change of circumstances requiring impairment testing.

(v) Pension and post-retirement benefits

Pension and post-retirement benefits are recorded in accordance with the respective Collective Bargaining Contracts of the employees based on the actuarially determined projected benefit obligation.

(w) Bonds

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds.

(x) Investments in other companies

Investments in other companies are presented at acquisition cost adjusted for price-level restatement and they do not have market value.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(y) Research and development costs

Costs incurred by the Company in research and development are which general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Costs incurred in performing studies related to specific construction projects are capitalized.

During the period end September 30, 2002 and 2003, there were no research and development costs incurred.

Note 3. Change in Accounting Principles

There were no changes in accounting principles during the nine-months ended September 30, 2002 and 2003 that would affect the comparison with the prior period financial statements.

Note 4. Time Deposits

Time deposits as of each period end are as follows (annual rate and scheduled maturity in table below represent such at September 30, 2003)

			As of September 30,
	Annual	Scheduled
Financial Institution	Rate	Maturity	2002	2003
	%		ThCh$	ThCh$
Banco Bilbao Vizcaya	0.98%	01-10-03	84,548,391	40,967,802
Banco Colpatria	8.50%	01-10-03	7,600,418	22,114,691
Banco Continental	1.00%	08-10-03	—	1,587
Banco Crédito del Perú	2.21%	02-10-03	718,902	19,467,461
Banco de Bogotá	7.30%	01-10-03	—	5,276
Banco de Chile	0.85%	02-10-03	924,797	396,582
Banco de Chile N.Y.	—	—	4,892,314	—
Banco do Brasil	19.71%	15-10-03	991,049	8,010,204
Banco do Estado do Ceará	19.90%	15-10-03	—	3,816,677
Banco Frances	3.73%	02-10-03	147,838	607,312
Banco Interbank	1.50%	02-10-03	2,908,097	3,377,438
Banco Nationale de Paris	1.66%	01-10-03	671,141	1,419,550
Banco Pactual	1.72%	01-10-03	2,587,942	2,862,190
Banco Provincia	2.00%	01-10-03	—	792,321
Banco Rio de la Plata	1.52%	01-10-03	1,808,131	5,199,097
Banco Safra	19.91%	15-10-03	—	1,174,274
Banco Santander	1.07%	01-10-03	2,133,054	4,662,905
Banco Santander	1.04%	24-11-03	—	99,145,500
Banco Santander Do Brasil	19.78%	01-10-03	1,190,719	5,443,899
Banco Santos	1.73%	01-10-03	—	461,792
Banco Sudameris	—	—	3,737,563	—
Banco Tequendama	9.00%	04-11-03	1,353,748	3,047,341
Banco Votorantim	3.84%	01-10-03	3,010,232	2,316,361
Banco Wiese Sudameris	1.20%	02-10-03	4,070,770	2,627,428
Bancolombia	1.00%	04-12-03	—	2,379,492

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

			As of September 30,
	Annual	Scheduled
Financial Institution	Rate	Maturity	2002	2003
	%		ThCh$	ThCh$
Bank Boston	1.00%	01-10-03	833,285	1,522,484
Bank of America	0.67%	01-10-03	15,439,174	10,112,398
Bono Argentinos 2004	—	—	96,661	—
Bradesco	19.01%	15-10-03	1,419,032	2,728,426
BTM	—	—	831,739	—
Certificado crédito fiscal	—	—	2,634,175	—
Citibank N.Y.	0.96%	01-10-03	21,263,830	31,924,978
Citiliquit	6.00%	01-10-03	—	2,260,814
Colcorp S.A.	8.54%	01-10-03	2,882,732	2,224,471
Colomsat	—	—	284,553	—
Corficol S.A.	—	—	1,887,898	—
Corfinsura	1.40%	09-10-03	—	11,328,778
Corfivalle	—	—	4,476,271	—
Corporacion las Villas	—	—	2,479,079	—
Encargo Fiduciario Banco Santander	9.00%	01-10-03	—	204,901
Fiduciaria Banco Colpatria	6.88%	01-10-03	187	169
Fiduciaria Banco de Bogotá	9.37%	01-10-03	85,532	2,228
Fiduciaria Bancolombia	7.55%	01-10-03	26,500	861
Fiduciaria Cititrust	6.01%	01-10-03	59	5,394
Fiduciaria de Santander	6.77%	01-10-03	370,867	14,088
Fiducolombia	6.44%	01-10-03	—	93,290
Fiduoccidente	7.06%	01-10-03	167,289	4,781
Fiduvalle	7.37%	01-10-03	93,448	1,024,378
Granahorrar	8.50%	15-10-03	—	192,921
HSBC - Bamerindus	11.33%	01-10-03	7,295,677	11,202,485
Interbolsa S.A	8.65%	01-10-03	—	1,353,244
Merril lynch	0.60%	30-10-03	7,732,813	6,861,266
Operaciones Repos	—	—	1,935,895	—
Pruential Securiti	0.20%	30-10-03	—	947,403
Suvalor	8.54%	01-10-03	—	7,034,115
Unibanco	19.71%	15-10-03	1,983,449	1,152,114
Others			18,156	90,802

Total			197,533,407	322,583,969

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 5. Accounts, Notes and Other Receivables

Current accounts, notes and other receivables and their related allowances for doubtful accounts as of each September 30, are as follows:

	As of September 30,

	Under 90 days		91 days to 1 year		Sub total

Account	2002	2003	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Account receivable	469,731,011	519,957,491	61,552,865	67,591,487	587,548,978
Allowance for doubtful accounts	(41,600,458)	(39,591,072)	(59,516,929)	(61,826,258)	(101,417,330)
Notes receivables	4,808,313	4,472,243	1,676,215	1,318,316	5,790,559
Allowance for doubtful accounts	(125,885)	(114,738)	(308,007)	(778,942)	(893,680)
Other receivables	53,992,616	54,510,141	16,677,931	47,918,290	102,428,431
Allowance for doubtful accounts	(5,927,822)	(2,997,680)	(910,617)	(6,375,348)	(9,373,028)

Total

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of September 30,

	Current		Long term

Account	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Account receivable	531,283,876	486,131,648	—	—
Allowance for doubtful accounts	(101,117,387)
Notes receivables	6,484,528	4,896,879	—	—
Allowance for doubtful accounts	(433,892)
Other receivables	70,670,547	93,055,403	121,226,099	144,873,421
Allowance for doubtful accounts	(6,838,439)		(2,805,770)	(3,591,074)

Total	500,049,233	584,083,930	118,420,329	141,282,347

Current and long-term accounts receivable per country as of each September 30, are as follows:

	As of September 30,

Country	2002		2003

	ThCh$	%	ThCh$	%
Chile	128,079,808	20.71%	165,767,287	22.85%
Perú	58,958,264	9.53%	50,145,210	6.91%
Argentina	42,359,572	6.85%	57,918,954	7.98%
Colombia	96,923,438	15.67%	99,957,677	13.78%
Brasil (1)	292,123,479	47.23%	350,668,764	48.34%
Panamá	25,001	0.00%	908,385	0.13%

Total	618,469,562	100.00%	725,366,277	100.00%

(1)	In accordance with Decree Law No.14 and Resolution No.91 of the Council for Managing the Electric Energy Crisis (CGCEE), both dated December 21, 2001, and based on Resolution No.31 of the National Agency of Electric Energy (ANEEL) dated January 24, 2002, the Company’s distribution subsidiaries in Brasil have recognized as of September 30, 2001 and at March 1, 2002, a regulated asset, which will be recovered through extraordinary tariffs in order to recover losses experienced during the period of energy rationing from June 1, 2001 to March 1, 2002.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 6. Transactions with Related Companies

The balances of accounts receivable and payable are as follows at September 30, 2002 and 2003:

(a) Notes and accounts receivable:

	As of September 30,

	Short-term		Long-term

Company	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A.	55,729	518,983	—	—
Atacama Finance Co.	193,533,058	297,260	—	142,685,034
CGTF Fortaleza	79,899	527,763	—	—
Cía. Interconexión Energética S.A.	2,152,746	3,777,497	36	655,475
Com. de Energía del Mercosur	5,226,447	6,454,834	—	—
Consorcio Energetico Punta Cana-Macao	966	939	—	—
Distrilec Inversora S.A.	7,779	6,129	—	—
Elesur S.A.	17,486	28,362	—	—
Empresa Eléctrica de Bogotá S.A.	169,876	62,702	—	—
Empresa Eléctrica Piura S.A.	42,602	30,657	—	—
Endesa España	140,095	122,228	—	—
Endesa Internacional S.A.	1,888,660	1,365,129	124,238	—
Etevensa	629,329	22,299	—	—
Gas Atacama Generación Ltda.	478,777	32,859	—	—
Gasoducto Atacama Chile	—	68,904	—	—
Gasoducto Tal Tal Ltda.	204,124	—	—	—
Ingendesa do Brasil	—	—	—	29,359
Consorcio Ara-Ingendesa Ltda.	—	208,517	—	—
Inversiones Electricas Quillota	1,029	1,000	—	—
Sacme	90,772	99,877	—	—
Smartcom S.A.	1,256,193	452,003	—	—
Soc. de Inv. Chispa Uno S.A.	840	1,119	—	—
Transmisora Eléctrica de Quillota Ltda.	408,781	386,808	1,189,359	892,746

Total	206,385,188	14,465,869	1,313,633	144,262,614

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b) Notes and accounts payable:

	As of September 30,

	Short-term		Long-term

Company	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A.	648	—	—	—
Cía. Interconexión Energética S.A.	—	14,183,260	—	—
Cía. de Transmisión del Mercosur S.A.	103,275	113,633	—	—
CGTF Fortaleza	—	9,169	—	—
Com. de Energía del Mercosur S.A.	188,335	568,479	—	—
Distrilec Inversora S.A.	—	77,019	—	—
Electrogas S.A.	238,375	210,321	—	—
Elesur S.A.	3,076,255	55,760	1,019,228,525	—
Empresa Eléctrica de Bogotá S.A.	2,411,729	757,981	—	94,098
Empresa Eléctrica Piura S.A.	836,584	442,970	—	—
Endesa Internacional S.A.	806,553	1,361,368	—	—
Endesa Servicios	124,411	—	—	—
Etevensa	1,205,881	—	—	—
Mundivia S.A.	76	—	—	—
Sacme	94,638	124,707	—	—
Smartcom S.A.	20,563	21,631	—	—
Transmisora Eléctrica de Quillota Ltda.	85,797	52,780	—	—

Total	9,193,120	17,979,078	1,019,228,525	94,098

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c) Effects in income (expense) in each period end September 30, 2002 and 2003 are as follows:

		Income (expense)
	Nature of
Company	Transaction	2002	2003
		ThCh$	ThCh$
Aguas Santiago Poniente S.A.	Interest	70,254	14,949
	Services	18,817	11,042
Atacama Finance Co.	Interest	5,278,036	3,863,394
	Monetary correction	2,320,703	2,048,045
	Exchange difference	22,201,062	(14,716,065)
CGTF Fortaleza	Services	361,676	432,954
	Purchase of energy	—	(9,171)
	Exchange difference	(18,008)	—
Cía. Interconexión Energética S.A.	Sale of energy	22,702,881	17,107,226
	Purchase of energy	—	(44,699,474)
	Interest	—	30,872
	Services	278,582	49,795
	Exchange difference	(3,831)	—
Consorcio ARA-Ingendesa	Services	—	1,503,977
Consorcio Energetico Punta Cana-Macao	Services	10,150	—
Com. de Energía del Mercosur S.A.	Sale of energy	13,177,696	17,065,584
	Purchase of energy	(2,048,993)	(2,233,418)
	Interest	(67,029)	—
	Services	63,855	12,218
Com. Transmisión del Mercosur S.A.	Purchase of energy	(1,174,772)	(941,221)
Distrilec Inversora	Exchange difference	885	1,214
	Monetary correction	98	—
Edenor S.A.	Services	312,555	—
Elesur S.A.	Interest	(33,814,327)	(9,295,530)
	Monetary correction	(11,996,580)	(15,568,837)
	Services	12,104	28,445
Empresa Eléctrica Piura S.A.	Sale of energy	814,602	510,012
	Purchase of energy	(7,610,915)	(4,033,669)
	Services	64,397	76,681
Electrogas S.A.	Services	2,309,689	(2,042,079)
Endesa Internacional S.A.	Services	55,286	43,107
	Interest	(956,760)	(157,463)
Endesa Servicios	Services	—	(116,129)
Empresa Propietaria de la Red	Services	—	149,393
Etevensa	Sale of energy	5,158,544	1,796,699
	Services	56,039	114,113
Gasoducto Atacama Generación Ltda.	Services	132,211	75,144
Mundivia Chile S.A.	Services	(41,016)
Sacme	Services	(311,372)	(253,517)
Smartcom S.A.	Services	3,006,254	2,526,728
Soc. de Inv. Chispa Uno S.A.	Services	6,404	6,407
Transmisora Eléctrica de Quillota Ltda.	Interest	112,610	80,453
	Monetary correction	4,690	29,764
	Services	4,103	15,801
Inversiones Electricas Quillota S.A.	Services	—	—

Total		20,490,580	(46,472,556)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The transfer of short-term funds between related companies, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same period and settlement in line with cash flows.

Detail of the long-term payables / receivables is as follows:

					Interest
Company	Type	Due date	Currency	Capital	rate

Transmisora Eléctrica de Quillota Ltda.	Account receivable	2006	UF	70,242.29	9.00%
Atacama Finance Co.	Account receivable	2005	US$	215,872,179.00	3.42%

Note 7. Inventories

Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$1,894,821 and ThCh$2,623,978 as of September 30, 2002 and 2003, respectively:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Real estate under development	27,740,147	20,523,836
Materials in transit	350,816	257,786
Operation and maintenance materials	33,286,526	27,336,438
Other	11,000,926	7,242,997

Total	72,378,415	55,361,057

Note 8. Deferred Income Taxes

(a)	Income taxes (recoverable) payable as of each period-end are as follows:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Income tax provision – current	32,862,671	51,174,754
Recoverable tax credits	(60,246,430)	(67,454,602)

Total	(27,383,759)	(16,279,848)

(b)	Enersis (individual legal entity) incurred taxable losses of ThCh$92,375,287 and ThCh$146,762,836 for the period ended September 30, 2002 and 2003, respectively.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)	The balance of taxed retained earnings (tax losses) and the related tax credits are as follows:

	Amount
Year	of loss	Credit
	ThCh$	ThCh$
2002	8,888,563	—
2003	132,724,370	—

(d)	The net effect of recording deferred tax expense resulted in a net charge to income of ThCh$18,800,300 and a net credit of ThCh$7,961,744 during the period ended September 30, 2002 and 2003, respectively.

(e)	In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of September 30, 2002 and 2003 as follows:

	As of September 30, 2002

	Asset		Liability

Conceptos	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	21,796,872	7,907,728	—	—
Deferred income	562,727	1,323,589	—	—
Vacation accrual	936,108	—	—	—
Intangibles	—	—	6,831	8,497
Leasing assets	2,098	—	—	—
Fixed assets depreciation	—	3,999,378	4,441,773	436,080,109
Severance indemnities	—	—	—	2,188,880
Other	861,544	953,847	405,664	137,786
Contingencies	2,908,489	29,244,524	—	—
Bond discount	—	—	156,365	1,793,491
Cost of studies	—	—	—	4,722,260
Finance costs	—	—	219,038	14,666,474
Imputed interest on construction	—	—	—	4,624,743
Deferred charges	—	—	1,751,533	8,622,907
Actuarial deficit (companies in Brazil)	—	—	—	—
Withholdings	348,271	158,529	5,653	8,585
Provision real estate projects and others	500,745	297,077	—	—
Materials used	—	—	—	3,249,578
Salaries for construction-in-progress	—	4,007,227	—	3,262,858
Tax losses	13,953,643	86,463,539	—	335,083
Sie 2000A Project	—	—	—	206,773
Provision for employee benefits	9,295,926	1,413,111	532	665
Derivative contracts	2,772	1,655,322	—	4,348,014
Exchange difference -subsidiaries	—	—	—	—
Operating fees	—	—	—	—
Inflation gains	—	—	—	—
Energia en medidores	—	—	2,140,469	—
Regulated assets	—	—	—	—
Capitalized expenses	—	—	—	—
Unrealized income	37,879	1,129,517	—	—
Intangibles Hid. El Chocón and others	—	3,207,078	—	1,893,122
Complementary account, net	(5,521,850)	(44,423,041)	(4,166,529)	(307,399,412)
Valuation allowance	—	(1,086,204)	—	—

Total	45,685,224	96,251,221	4,961,329	178,750,413

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of September 30, 2003

	Asset		Liability

Conceptos	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	31,164,062	1,482,146	—	—
Deferred income	1,302,424	4,174,567	—	—
Vacation accrual	722,918	—	—	—
Intangibles	—	—	3,519	—
Leasing assets	—	—	—	—
Fixed assets depreciation	36,257	3,431,102	94,490	360,231,813
Severance indemnities	—	—	—	1,889,288
Other	2,352,167	1,319,526	834,500	3,849,885
Contingencies	9,760,449	44,521,539	—	—
Bond discount	—	—	292,427	2,073,367
Cost of studies	—	—	—	8,014,568
Finance costs	—	—	—	12,862,335
Imputed interest on construction	—	—	—	4,649,896
Deferred charges	—	—	2,635,492	5,402,152
Actuarial deficit (companies in Brazil)	13,349,995	—	—	—
Withholdings	785,721	94,416	3,445	2,046
Provision real estate projects and others	3,840,776	99,195	—	—
Materials used	—	—	—	988,860
Salaries for construction-in-progress	—	4,222,307	—	—
Tax losses	19,772,700	100,727,815	—	—
Sie 2000A Project	—	—	—	204,468
Provision for employee benefits	639,136	1,555,814	391	—
Derivative contracts	174,260	484,307	323,688	—
Exchange difference -subsidiaries	1,027,536	4,417,105	—	—
Operating fees	4,724,767	—	—	—
Inflation gains	—	—	137,270	486,685
Energia en medidores	—	—	2,556,678	—
Regulated assets	—	—	10,202,813	7,326,584
Capitalized expenses	—	—	—	1,590,247
Unrealized income	—	—	—	—
Intangibles Hid. El Chocón and others	—	—	—	3,077,570
Complementary account, net	(1,047,778)	(27,090,097)	(1,992)	(214,223,046)
Valuation allowance	—	(2,483,407)	—	—

Total	88,605,390	136,956,335	17,082,721	198,426,718

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(f)	Income tax benefit (expense) for the nine months period ended September 30, 2002 and 2003 is as follows:

	2002	2003

	ThCh$	ThCh$
Tax expense
Income tax provision	(64,432,703)	(85,370,146)
Adjustment for tax expense-prior year	(273,850)	(1,640)

Subtotal	(64,706,553)	(85,371,786)

Deferred taxes
Deferred taxes	(25,678,731)	8,546,125
Benefits for tax losses	16,705,623	19,781,781
Amortization of complementary accounts	(4,660,133)	(17,449,980)
Other charges or credits	(5,167,059)	(2,916,182)

Total	(83,506,853)	(77,410,042)

Note 9. Other Current Assets

Other current assets are as follows:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Forward contracts and swaps (1)	205,272,575	6,026,468
Guarantees and indemnities	1,378,285	1,548,504
Deferred expenses	4,735,066	11,198,145
Post-retirement benefits	882,219	867,480
Deposits for commitments and guarantees	33,972,778	13,369,436
Accounts receivables from the Chilean Ministry of Public Work	2,852,614	2,874,425
Fair value-derivative contracts	—	4,129,464
Other	1,480,342	2,491,102
Reverse repurchase agreements	52,731,858	10,693,224

Totals	303,305,737	53,198,248

(1)	See detail in Note 29.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 10. Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Land	173,314,380	121,962,179

Buildings and infrastructure	6,887,032,045	6,033,766,078
Distribution and transmission lines and public lighting	5,342,606,720	4,689,620,732
Less: third party contributions	(47,550,930)	(41,565,468)

Sub-total	12,182,087,835	10,681,821,342

Machinery and equipment	2,099,826,918	1,942,324,908

Work in progress	390,845,281	242,576,674
Construction materials	68,132,553	52,920,754
Leased assets	2,895,868	647,830
Furniture and fixtures, tools, and computing equipment	103,442,383	82,632,271
Vehicles	16,239,892	14,319,213
Equipment in transit	7,934,150	6,792,509
Other assets	13,240,646	39,839,691

Sub-total	602,730,773	439,728,942

Technical appraisal	774,120,363	686,464,140

Less: accumulated depreciation	(5,268,734,651)	(5,075,159,380)

Total property, plant and equipment, net	10,563,345,618	8,797,142,131

At December 31, 2002 Enersis S.A. and its local subsidiaries have proceeded to carry out an analysis of the book values of their property, plant and equipment and of the companies in which it has invested abroad. This analysis is motivated by the appearance of negative circumstances in the economies of various countries and by the fact that the property, plant and equipment in these countries are measured in US dollars. The analysis consisted of evaluating both the recoverability of property, plant and equipment of these companies’, and the recorded goodwill and negative goodwill, in accordance with accounting principles generally accepted in Chile.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The property, plant and equipment recoverability analysis, as explained in Note 2 h, was carried out considering that when there is evidence that the company’s operations do not have sufficient earnings to cover all costs, including the depreciation of property, plant and equipment taken as a whole, and when the book value of said assets exceed its realization value, these values must be written down to recoverable amounts, charging non operating income.

The results of this analysis determined that no adjustments affecting the Company and its Subsidiaries’ book values of property, plant and equipment are required, except for adjustments recorded in the subsidiaries Centrais Electrica Cachoeira Dourada S.A. and Inmobiliaria Manso de Velasco Limitada, as of December 31, 2002.

Note 11. Investment in Related Companies

(a) Investments as are as follows:

				Carrying Value

	Number of	Percentage	Related	As of September 30,
Related Companies	shares	owned	Equity	2002	2003
		%	ThCh$	ThCh$	ThCh$
Cía. de Interconexión Energética S.A.	128,270,106	45.00%	127,162,696	57,257,352	57,223,213
Gas Atacama Generación Ltda.	—	50.00%	70,479,761	39,417,465	35,239,881
Gasoducto Atacama Argentina Ltda.	—	50.00%	61,866,870	30,506,714	30,933,435
Gasoducto Atacama Chile Ltda.	—	50.00%	54,583,868	28,798,095	27,291,934
Inversiones Eléctricas Quillota S.A.	608,676	50.00%	19,532,769	7,511,829	9,766,385
Inversiones Electrogas S.A.	425	42.50%	16,847,581	5,935,457	7,160,222
Cía. de Energía del Mercosur S.A.	6,305,400	45.00%	8,747,196	4,314,079	3,936,238
Transmisora Eléctrica de Quillota Ltda.	—	50.00%	5,354,028	2,503,038	2,677,014
Atacama Finance Co.	3,150,000	50.00%	6,967,405	2,836,137	3,483,703
Endesa Market Place	210	15.00%	3,195,520	547,145	479,328
Sacme	12,000	50.00%	134,428	35,362	67,214
Electrogas S.A.	85	0.02%	15,276,110	1,990	3,246
Consorcio ARA- Ingendesa	—	50.00%	13,738	30,855	6,869
Consorcio Ingendesa - Minmetal Limited	—	50.00%	3,326	14,289	1,663
Central Geradora Termelectrica Fortaleza S.A.	20,246,908	48.82%	38,233,150	24,371,858	18,665,424
Ingendesa do Brasil Limitada (1)	—	100.00%	134,854	53,768	134,854
Distrilec Inversora S.A.	4,416,141	51.50%	18,738	—	9,650
Aguas Santiago Poniente S.A. (1)	1,031,949	55.00%	2,233,782	1,308,040	1,228,580

			Total	205,443,473	198,308,853

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity in net
	income (losses)

	As of September 30,
Related Companies	2002	2003
	ThCh$	ThCh$
Cía. de Interconexión Energética S.A.	2,280,564	8,247,319
Gas Atacama Generación Ltda.	(2,051,065)	4,072,521
Gasoducto Atacama Argentina Ltda.	(1,364,579)	1,396,024
Gasoducto Atacama Chile Ltda.	2,298,420	1,602,639
Inversiones Eléctricas Quillota S.A.	171,427	2,044,477
Inversiones Electrogas S.A.	(176,657)	1,649,695
Cía. de Energía del Mercosur S.A.	(993,940)	753,963
Transmisora Eléctrica de Quillota Ltda.	84,514	130,920
Atacama Finance Co.	(83,035)	1,101,897
Endesa Market Place	(167,968)	(119,832)
Sacme	13,880	26,260
Electrogas S.A.	(73)	842
Consorcio ARA- Ingendesa	30,293	(4,892)
Consorcio Ingendesa - Minmetal Limited	16,359	—
Central Geradora Termelectrica Fortaleza S.A.	—	—
Ingendesa do Brasil Limitada (1)	—	—
Distrilec Inversora S.A.	—	9,650
Aguas Santiago Poniente S.A. (1)	—	—

	58,140	20,911,483

(1)	These subsidiaries were in the development stage for the years shown and accordingly, were not consolidated under Chilean GAAP.

(b)	Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of September 30, 2003, amounted to ThCh$21,036,207 (ThCh$124,724), ThCh$4,895,457 (ThCh$4,837,317) in 2002.

(c)	In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the nine month periods ended September 30, 2002 and 2003, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments. As of September 30, 2003 the corresponding amounts are as follows:

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

	Country of		Reporting
Company	origin	Investment	currency	Liability

		ThCh$		ThCh$
Edesur S.A.	Argentina	418,776,637	US$	356,952,127
Edelnor S.A.	Perú	22,691,328	US$	21,509,297
Companhia de Eletricidade do Río de Janeiro	Brazil	370,136,604	US$	387,566,342
Luz de Bogotá S.A. (Codensa S.A.)	Colombia	248,077,113	US$	281,720,240
Investluz S.A. (Coelce)	Brazil	83,542,020	US$	106,699,350
Central Hidroeléctrica Betania S.A.	Colombia	560,937,531	US$	317,503,081
Cachoeira Dourada S.A.	Brazil	401,573,998	US$	407,470,626
Edegel S.A.	Perú	202,652,045	US$	223,956,356
Cía. Interconexión Energética S.A.	Brazil	57,223,213	US$	57,414,323
Atacama Finance Co.	Islas Caymán	3,483,703	US$	1,705,903
Hidroeléctrica El Chocón S.A.	Argentina	207,606,941	US$	113,911,320
Comercializadora de Energia del Mercosur S.A.	Argentina	3,936,238	US$	3,692,528
Central Costanera S.A.	Argentina	92,127,492	US$	61,192,459

		2,672,764,863		2,341,293,952

(d)	The investments made by Enersis S.A. and it affiliates ended as of September 30, 2002 and 2003, amounted to ThCh$23,603,540 and ThCh$24,836, respectively, which are detailed as follows:

	As of September 30,

Company	2002	2003
	ThCh$	ThCh$
Central Termeléctrica Fortaleza S.A.	15,667,230	—
Central Eléctrica Cachoeira Dourada S.A.	17,703	24,836
Pangue S.A.	5,058,550	—
Inversiones Distrilima S.A.	1,205,670	—
Aguas Santiago Poniente S.A.	1,654,387	—

Total	23,603,540	24,836

•	In May of 2002, Enersis S.A. acquired 6,824,495 Sociedad Inversiones Distrilima S.A. shares equivalent to 1.14% of issued capital for US$1,767,761,22 increasing its direct interest from 14.79% to 15.93%.

•	In February and April of 2002 Enersis S.A. made contributions of US$22,773,195.87 to Central Geradora Termelétrica Fortaleza S.A. for a capital increase, maintaining its 48.82% interest equivalent to 20,246,908 shares.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

•	During 2002, Lajas Inversora (Endesa subsidiary) acquired 753,627 (0.0803%) Central Eléctrica Cachoeira Dourada S.A. (Brasil) shares for Th$58,931, increasing its interest to 99.59% in said company.

•	On September 13, 2002, Endesa acquired 7,275,433 (2.51%) Pangue S.A. (Chile) shares for Th$4,998,894, increasing its interest to 94.97% in said company.

•	Debenture capitalization in Cerj

On July 11, 2002, the company Luz de Río Ltda. and Endesa Internacional Energía Ltda., holders of convertible bonds issued by Companhía de Electricidade do Río de Janeiro, exercised the option to capitalize their investment. To that effect, 420,705,127,532 no par value shares were issued.

Said capitalization resulted in a net increase of the consolidated interest in the company to 61.95%.

•	Capital increase in Cerj

On November 15, 2002, at an Extraordinary Meeting Nº16, the Board of Directors of Enersis approved a capital increase in its subsidiary Cerj in Brazil. Such increase will be done in a direct and indirect way through its subsidiaries Chilectra and Luz de Río in order to maintain its participation percentage in Cerj.

On December 10, 2002, the Extraordinary General Shareholders’ Meeting of the Company Cerj agreed to an increase in the authorized capital for an approximate total amount of MUS$105.000.

On January 6, 2003, the companies Endesa Internacional, Endesa Internacional Energía, Chilectra S.A. have written over 100% of the rights of share subscription of the company Cerj and part of the rights of Luz de Río S.A. to Enersis (transfer of subscription rights for no consideration).

A capital increase was made on January 10, 2003 through the issuance and the subscription of 770.833.333.333 ordinary shares, at a value of R$0,48 by lot of thousand shares totaling the MUS$100.000 approved by the Meeting and increasing the authorized capital of the Company to MUS$259.085.

With this operation, the percentage of direct and indirect participation held by Enersis S.A. and branches increased from 58.1631% to 71.8148%.

•	Sale of Río Maipo

The purchasing contract between Enersis and Compañía General de Electricidad – Distribución was signed on April 30, 2003 for the entire share participation held by Enersis (356.078.645 shares) in the Company Río Maipo.

The attribution to the Company CGE Distribución was made by the Board of Directors of Enersis on March 28, 2003, with a bid of US$170 million for the shares held by Enersis and was ratified later at an Extraordinary Shareholders Enersis’ Meeting dated March 31, 2003.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The signature of the purchasing contract marked the end of the process of attribution of the Company Río Maipo, which is part of the strategic plan of Enersis approved on October 4, 2002. The effects for the sale of the shares are detailed in the Note Nº23.

•	Sale of Infraestructura 2000 S.A.

On June 23, 2003, Endesa S.A. sold 330,939,522 shares of the subsidiary Infraestructura 2000 S.A. in the amount of M$39,097,079 and 3,741 shares of Sociedad Concesionaria Autopista del Sol S.A., in the amount of M$40,147, which amounts represent 100% of its participation in these related Companies.

Note 12. Investments in Other Companies

Investments in other companies at September 30, 2002 and 2003 are as follows:

			As of September 30,
	Number of	Percentage
	shares	owned	2002	2003

Company		%	ThCh$	ThCh$
Electrificadora del Atlantico S.A.	78,807,037	0.16%	—	1,376,705
Electrificadora de la Costa	1,823,038	0.03%	—	15,202
Electrificadora del Caribe	8,537,232	0.10%	—	150,137
Autopista del Río Maipo S.A.	25	—	4,886	—
Banco Destak	—	—	41,770	—
CDEC-SIC Ltda.	—	30.77%	225,737	225,791
CDEC-SING Ltda.	—	7.83%	—	112,390
Club de la Banca y Comercio	2	1.00%	2,953	2,411
Club Empresarial	1	1.00%	6,504	6,756
Coger	—	—	1,980	—
Cooperativa Eléctrica de Chillán	—	—	13,062	13,062
Edegas	1	1.00%	3,698	—
Empresa Eléctrica de Aysen S.A	2,516,231	—	2,001,767	2,001,767
Empresa Eléctrica de Bogotá S.A.	12,818,264	11.00%	168,109,990	144,222,993
Financiera Eléctrica Nacional S.A.	4,098	0.10%	141,656	103,564
Inmobiliaria España S.A.	1	—	99	99
Inverandes S.A.	1,011,899	—	3,461	3,461
Menescal Produciones Artisticas	—	—	5,678	83,725
Saelpa	—	—	706	2,126
Supra CCVM Ltda.	—	—	25,797	—
Teleceara	—	—	502	1,513
Telebras	—	—	—	221,378

Total			170,590,246	148,543,080

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 13. Goodwill

(a)	In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of September 30, 2002 and 2003, as follows:

	As of September 30,

	Amortization		Net balance

	2002	2003	2002	2003
Company	ThCh$	ThCh$	ThCh$	ThCh$
Central Cachoeira Dourada S.A.	3,496,042	—	71,086,178	—
Central Costanera S.A.	1,401,218	—	24,350,336	—
Chilectra S.A.	4,713,964	4,717,685	109,061,527	102,834,152
Cía. de Eletricidade do Río de Janeiro	5,828,280	—	111,435,184	—
Cía. Eléctrica del Río Maipo S.A.	435,987	—	10,495,843	—
Codensa S.A.	1,437,725	1,233,437	28,914,551	21,516,884
Coelce S.A.	10,428,385	—	218,996,079	—
Distrilec Inversora S.A.	566,047	—	11,915,931	—
Edegel S.A.	32,984	28,297	663,342	531,357
Edesur S.A.	547,971	—	9,619,930	—
Emgesa S.A.	1,299,420	1,114,395	26,132,838	20,932,920
Empresa Eléctrica de Colina S.A.	140,560	140,556	2,623,781	2,436,328
Empresa Eléctrica Pangue S.A.	28,209	126,951	3,356,918	3,187,870
Empresa Nacional de Electricidad S.A.	32,605,866	32,605,334	686,533,907	643,048,931
Gasoducto Atacama y Cía Ltda.	3,622	3,622	79,289	74,458
Hidroeléctrica El Chocón S.A.	694,004	—	10,101,614	—
Hidroinvest S.A.	66,566	—	1,412,674	—
Inversiones Distrilima S.A.	1,206	1,035	19,700	15,521
Investluz S.A.	52,770	—	1,121,472	—
Lajas Inversora S.A.	90,366	—	1,837,462	—
Luz de Bogotá S.A.	358,329	295,240	6,925,769	5,543,966

Total	64,229,521	40,266,552	1,336,684,325	800,122,387

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of September 30, 2002 and 2003 as follows:

	As of September 30,

	Amortization		Net balance

	2002	2003	2002	2003
Company	ThCh$	ThCh$	ThCh$	ThCh$
Central Cachoeira Dourada S.A.	1,773,545	—	37,650,636	—
Central Hidroeléctrica Betania S.A.	28,850,087	5,150,622	35,162,029	17,678,142
Hidroeléctrica El Chocón S.A.	212,604	—	3,661,502	—
Cía. de Eletricidade do Río de Janeiro (1)	334,323	34,517,091	17,399,357	—
Coelce S.A.	417,694	—	9,421,306	—
Edegel S.A.	8,277,508	7,101,347	70,392,656	50,922,020
Edelnor S.A.	1,000,426	858,274	3,222,645	1,620,370
Empresa Eléctrica de Bogotá S.A.	204,886	175,818	4,166,023	3,339,881
Inversiones Distrilima S.A.	11,252	21,720	663,882	540,590
Synapsis Soluciones y Servicios IT Ltda.	11,625	11,624	147,244	131,743

Total	41,093,950	47,836,496	181,887,280	74,232,746

(1)	To carry out the analysis of the recoverability of goodwill and negative goodwill on investments abroad, as explained in Note 2 u, the Company used International Accounting Standard (IAS) No.36.

An analysis of the recoverability of goodwill and negative goodwill associated with investments in and outside Chile was performed in accordance with IAS No. 36 “Impairment of Assets” following the guidance in Technical Bulletin No. 56 issued by the Chilean Association of Accountants. The results of this analysis showed that the goodwill and negative goodwill associated with investments made in Argentina and Brazil were 100% impaired as of December 31, 2002, due to the finding that the future discounted cash flows expected to be produced from the investees in those countries was not sufficient to offset the recovery of recorded goodwill and negative goodwill. Enersis recorded a charge to income of ThCh$236,434,558, which is recorded in amortization of goodwill and amortization of negative goodwill in the consolidated statement of income for the year ended December 31, 2002. The impairment was recorded in the fourth quarter of 2002.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 14. Other Assets

Other assets as of each period end are as follows:

	As of September 30,

	2002	2003

	ThCh$	ThCh$
Bond discount	23,610,142	14,121,554
Bond issuance cost	11,001,609	1,257,428
Forward contracts and swaps	17,466,592	2,549,261
Deferred expenses	24,252,287	23,605,408
Deferred commissions on foreign currency loans	48,619,062	48,891,063
Post-retirement benefits	23,210,678	6,537,176
Security deposits for judicial obligations	20,265,161	32,609,340
Recoverable - taxes	14,084,601	12,579,135
Reimbursable contributions	1,513,458	1,330,026
Regulatory assets	24,300,848	46,740,774
Fair-value derivative contracts	—	31,693,393
Others	13,927,685	7,039,545

Total	222,252,123	228,954,103

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 15. Due to Banks and Financial Institutions

(a) Short-term debt due to banks and financial institutions:

	Foreign currency

	US$		Other foreign currency

	2002	2003	2002	2003
Financial Institution	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	6,128,693	6,628,747	—	3,435,701
AV Villas	—	—	5,455,517	7,011,743
Banco Alfa	—	—	4,978,228	—
Banco Banrisul	—	—	987,615	—
Banco Bayerische Landes	10,490,569	381,956	—	—
Banco Brasiletros	—	—	3,469	—
Banco BBVA	34,748,796	25,019,885	—	—
Banco BBVA Bhif	—	—	—	—
Banco BCN	—	—	10,812,817	3,280,561
Banco Beal	15,076,631	515,692	—	—
Banco Continental - Soles	69,321	—	—	22,344,709
Banco Crédito (Perú)	—	—	10,764,691	17,254,024
Banco Crédito Inversiones	—	—	22,419,330	—
Banco Davivienda	—	—	—	3,433,853
Banco de Bogota	—	—	16,367,532	8,089,343
Banco de Chile	2,394,677	162,674	—	—
Banco de Occidente	—	—	5,455,366	4,585,389
Banco do Brasil	—	5,721,919	—	—
Banco Ganadero	—	—	—	9,352,484
Banco HBSC	15,843,616	11,497,065	—	—
Banco Hermes	—	3,645,513	—	—
Banco Itau	19,691,181	4,129,857	—	12,366,917
Banco Lloyds	13,108,264	16,804,708	927,237	1,019,648
Banco Nacional del Lavoro	—	2,783,423	—	—
Banco Nationale de Paris	—	—	2,288,000	1,821,567
Banco Río	5,453,754	5,243,618	4,278,358	3,410,743
Banco Safra	48,050	—	—	2,282,434
Banco Santander	735,967	—	14,698,043	—
Banco Santander Central Hispano	43,137	22,952,030	12,643,773	9,801,386
Banco Santiago	1,566,996	2,293,722	—	—
Banco Votorantin	—	—	—	—
Banco Wiese	—	—	39,805	6,912
Bank Boston	24,505,912	9,552,026	8,234,434	11,873,263
Bank of América	20,161,358	—	—	—
Bank of Tokio - Mitsubishi	3,444,730	28,034,455	3,399,529	—
Barings	5,503,175	3,996,886	—	—
Bndes	—	—	2,653,015	1,818,160
Brandesco	8,200,740	—	—	—
Caixa General de Depósitos	—	—	4,150,749	4,156,174
Citibank	27,389,070	12,113,785	16,943,729	17,741,184
Deutsche Bank	—	—	718,249	—
Granahorrar	—	—	—	2,887,321
Interbank	—	1,438	—	—
Standard Chartered	10,739	—	2,010,478	—
Unibanco	3,864,569	2,260,963	—	—

Total	218,479,945	163,740,362	150,229,964	147,973,516

Total principal	207,555,947	139,082,957	125,577,572	140,571,990

Weighted average annual interest rate	11.56%	12.17%	13.02%	12.99%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Foreign currency

	Ch$		As of September 30,

	2002	2003	2002	2003
Financial Institution	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	—	—	6,128,693	10,064,448
AV Villas	—	—	5,455,517	7,011,743
Banco Alfa	—	—	4,978,228	—
Banco Banrisul	—	—	987,615	—
Banco Bayerische Landes	—	—	10,490,569	381,956
Banco Brasiletros	—	—	3,469	—
Banco BBVA	—	—	34,748,796	25,019,885
Banco BBVA Bhif	16,685,148	6	16,685,148	6
Banco BCN	—	—	10,812,817	3,280,561
Banco Beal	—	—	15,076,631	515,692
Banco Continental - Soles	—	—	69,321	22,344,709
Banco Crédito (Perú)	—	—	10,764,691	17,254,024
Banco Crédito Inversiones	5,008,687	9,678	27,428,017	9,678
Banco Davivienda	—	—	—	3,433,853
Banco de Bogota	—	—	16,367,532	8,089,343
Banco de Chile	14,881,411	2	17,276,088	162,676
Banco de Occidente	—	—	5,455,366	4,585,389
Banco do Brasil	—	—	—	5,721,919
Banco Ganadero	—	—	—	9,352,484
Banco HBSC	—	—	15,843,616	11,497,065
Banco Hermes	—	—	—	3,645,513
Banco Itau	—	—	19,691,181	16,496,774
Banco Lloyds	—	—	14,035,501	17,824,356
Banco Nacional del Lavoro	—	—	—	2,783,423
Banco Nationale de Paris	—	—	2,288,000	1,821,567
Banco Río	—	—	9,732,112	8,654,361
Banco Safra	—	—	48,050	2,282,434
Banco Santander	16,226,673	—	31,660,683	—
Banco Santander Central Hispano	—	—	12,686,910	32,753,416
Banco Santiago	32,635,269	4	34,202,265	2,293,726
Banco Votorantin	—	—	—	—
Banco Wiese	—	—	39,805	6,912
Bank Boston	—	—	32,740,346	21,425,289
Bank of América	—	—	20,161,358	—
Bank of Tokio - Mitsubishi	—	—	6,844,259	28,034,455
Barings	—	—	5,503,175	3,996,886
Bndes	—	—	2,653,015	1,818,160
Brandesco	—	—	8,200,740	—
Caixa General de Depósitos	—	—	4,150,749	4,156,174
Citibank	—	—	44,332,799	29,854,969
Deutsche Bank	—	—	718,249	—
Granahorrar	—	—	—	2,887,321
Interbank	—	—	—	1,438
Standard Chartered	—	—	2,021,217	—
Unibanco	—	—	3,864,569	2,260,963

Total	85,437,188	9,690	454,147,097	311,723,568

Total principal	81,165,329	9,686	414,298,848	279,664,633

Weighted average annual interest rate	3.52%	3.28%	11.26%	12.47%

	As of September 30,

	2002	2003
	%	%
Percentage of debt in foreign currency:	81.19%	100.00%
Percentage of debt in local currency:	18.81%	—

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Current portion of long-term debt due to banks and financial institutions:

	Foreign currency

	US$		Euros		Yen

Banco o Institución	2002	2003	2002	2003	2002	2003
financiera	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	80,155,785	2,287,075	—	—	—	—
Bancafe	—	—	—	—	—	—
Banca Intesa S.P.A. London Branch	—	37,501	—	—	—	—
Banco Bayerische Landes	5,892,484	5,455,566	—	—	—	—
Banco BBVA Bhif	38,999,875	—	—	—	—	—
Banco BBVA	—	273,540	—	—	—	—
Banco Beal	—	11,351,843	—	—	—	—
Banco Colpatria	—	—	—	—	—	—
Banco Corfinsura	—	—	—	—	—	—
Banco Davivienda	—	—	—	—	—	—
Banco de Chile	—	7,581	—	—	—	—
Banco de Sabadell	—	11,269	—	—	—	—
Banco do Brasil	312,715	413,097	—	—	—	—
Banco do Estado de Ceará	—	—	—	—	—	—
Banco do Nordeste do Brasil	—	—	—	—	—	—
Banco Español de Crédito	—	41,465	—	—	—	—
Banco Estado	982,098	4,234	—	—	—	—
Banco Europeo de Investimentos	528,717	536,788	—	—	—	—
Banco HBSC	11,606,399	76,022	—	—	—	—
Banco Hermes	5,973,642	—	—	—	—	—
Banco Lloyds	7,884,556	—	—	—	—	—
Banco Medio Crédito	5,001,047	—	—	—	—	—
Banco Nacionale del Lavoro	—	15,162	—	—	—	—
Banco Popular Español	—	26,256	—	—	—	—
Banco Rio	—	—	—	—	—	—
Banco San Paolo	77,168,230	63,678	—	—	—	—
Banco Santander	111,626,059	—	—	—	—	—
Banco Santander Central Hispano	11,037,060	345,947	—	—	—	—
Bancolombia	—	—	—	—	—	—
Banesto	5,627,848	8,943,327	—	—	—	—
Bank Boston	16,310,184	15,162	—	—	—	14,248,026
Bank of América	104,840,359	36,617,948	—	—	—	—
Bank of Tokio - Mitsubishi	7,450,363	6,355,139	125,174	126,132	482,040	451,541
Bank of Tokio - Mitsubishi	73,732,934	75,405	—	—	—	—
Banque Nationale París	11,922,586	12,342,543	—	—	—	—
Birf	—	—	—	—	—	—
Bndes	—	—	—	—	—	—
Caja de Ahorros y Monte de Piedad de Madrid	—	30,323	—	—	—	—
Chase Manhattan Bank	—	—	—	—	—	—
Citibank N.A.	24,899,407	21,670,872	—	—	—	—
Credit Lyonnais N.Y.	—	37,501	—	—	—	—
Conavi	—	—	—	—	—	—
Dresner B. Luxemburg	88,933,383	142,281	—	—	—	—
Deutsche Bank A.G.	—	58,816	—	—	—	—
DZ Bank A.G. Deutche Zentral	—	15,162	—	—	—	—
Electrobras - Brasil	—	—	—	—	—	—
Export Develop. Corp.	1,478,815	1,951,302	—	—	—	—
Granahorrar	—	—	—	—	—	—
ING Bank N.V.	—	37,501	—	—	—	—
Israel Discount Bank N.Y.	—	6,004	—	—	—	—
J.P.Morgan Chase Bank	3,206,477	1,491,176	4,674,477	2,348,452	—	—
Kreditanstal Fur Weideraubau	421,460	361,574	—	—	—	—
Landesbank Rheiniland-Pfalz	—	43,993	—	—	—	—
Midland Bank	6,078,147	—	—	—	—	—
Mizuho Corporate Bank Ltd.	—	22,593	—	—	—	—
Nord LB Norddeutshe Landes	—	7,581	—	—	—	—
Royal Bank of Canada	—	37,497	—	—	—	—
Santander Investment Bank Ltd.	6,463,173	6,589,593	—	—	—	—
Banco Sudamericano	—	—	—	—	—	—
Skandinaviska Enskildabnken	2,565,058	2,197,036	—	—	—	—
Societe Generale	2,009,560	1,701,396	—	—	—	—
Tiroler Sparkasse Bankaktiengesellschaft Innsbr	—	3,790	—	—	—	—
Westlb A.G. N.Y. Branch	—	37,501	—	—	—	—
Unibanco	—	—	—	—	—	—

Total	713,108,421	121,740,040	4,799,651	2,474,584	482,040	14,699,567

Total principal	698,335,239	115,653,038	4,799,651	2,474,584	481,682	13,964,589

Weighted average annual interest rate	4.13%	4.77%	4.06%	3.23%	0.89%	3.47%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Foreign currency

	Other foreign currency		UF		As of September 30,

Banco o Institución	2002	2003	2002	2003	2002	2003
financiera	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	—	—	—	—	80,155,785	2,287,075
Bancafe	—	77,994	—	—	—	77,994
Banca Intesa S.P.A. London Branch	—	—	—	—	—	37,501
Banco Bayerische Landes	—	—	—	—	5,892,484	5,455,566
Banco BBVA Bhif	—	—	—	—	38,999,875	—
Banco BBVA	—	—	—	—	—	273,540
Banco Beal	—	—	—	—	—	11,351,843
Banco Colpatria	—	51,556	—	—	—	51,556
Banco Corfinsura	—	206,884	—	—	—	206,884
Banco Davivienda	—	155,504	—	—	—	155,504
Banco de Chile	—	—	—	—	—	7,581
Banco de Sabadell	—	—	—	—	—	11,269
Banco do Brasil	752,052	1,076,551	—	—	1,064,767	1,489,648
Banco do Estado de Ceará	4,078	—	—	—	4,078	—
Banco do Nordeste do Brasil	54,846	49,055	—	—	54,846	49,055
Banco Español de Crédito	—	5,596	—	—	—	47,061
Banco Estado	—	—	1,828,253	36,348,174	2,810,351	36,352,408
Banco Europeo de Investimentos	—	—	—	—	528,717	536,788
Banco HBSC	—	—	—	—	11,606,399	76,022
Banco Hermes	—	—	—	—	5,973,642	—
Banco Lloyds	—	—	—	—	7,884,556	—
Banco Medio Crédito	—	2,108,268	—	—	5,001,047	2,108,268
Banco Nacionale del Lavoro	—	—	—	—	—	15,162
Banco Popular Español	—	—	—	—	—	26,256
Banco Rio	1,573	—	—	—	1,573	—
Banco San Paolo	—	—	—	—	77,168,230	63,678
Banco Santander	—	—	—	—	111,626,059	—
Banco Santander Central Hispano	—	—	—	—	11,037,060	345,947
Bancolombia	—	334,801	—	—	—	334,801
Banesto	—	—	—	—	5,627,848	8,943,327
Bank Boston	—	—	—	—	16,310,184	14,263,188
Bank of América	—	—	—	—	104,840,359	36,617,948
Bank of Tokio - Mitsubishi	461,467	419,383	—	—	8,519,044	7,352,195
Bank of Tokio - Mitsubishi	—	—	—	—	73,732,934	75,405
Banque Nationale París	—	—	—	—	11,922,586	12,342,543
Birf	1,247,652	1,173,757	—	—	1,247,652	1,173,757
Bndes	8,129,021	8,766,508	—	—	8,129,021	8,766,508
Caja de Ahorros y Monte de Piedad de Madrid	—	—	—	—	—	30,323
Chase Manhattan Bank	—	—	—	—	—	—
Citibank N.A.	—	—	—	—	24,899,407	21,670,872
Credit Lyonnais N.Y.	—	—	—	—	—	37,501
Conavi	—	129,550	—	—	—	129,550
Dresner B. Luxemburg	—	—	—	—	88,933,383	142,281
Deutsche Bank A.G.	—	—	—	—	—	58,816
DZ Bank A.G. Deutche Zentral	—	—	—	—	—	15,162
Electrobras - Brasil	1,010,605	—	—	—	1,010,605	—
Export Develop. Corp.	—	—	—	—	1,478,815	1,951,302
Granahorrar	—	77,994	—	—	—	77,994
ING Bank N.V.	—	—	—	—	—	37,501
Israel Discount Bank N.Y.	—	—	—	—	—	6,004
J.P.Morgan Chase Bank	—	—	—	—	7,880,954	3,839,628
Kreditanstal Fur Weideraubau	—	—	—	—	421,460	361,574
Landesbank Rheiniland-Pfalz	—	—	—	—	—	43,993
Midland Bank	—	—	—	—	6,078,147	—
Mizuho Corporate Bank Ltd.	—	—	—	—	—	22,593
Nord LB Norddeutshe Landes	—	—	—	—	—	7,581
Royal Bank of Canada	—	—	—	—	—	37,497
Santander Investment Bank Ltd.	—	—	—	—	6,463,173	6,589,593
Banco Sudamericano	—	—	—	—	—	—
Skandinaviska Enskildabnken	—	—	—	—	2,565,058	2,197,036
Societe Generale	—	—	—	—	2,009,560	1,701,396
Tiroler Sparkasse Bankaktiengesellschaft Innsbr	—	—	—	—	—	3,790
Westlb A.G. N.Y. Branch	—	—	—	—	—	37,501
Unibanco	50,877	60,901	—	—	50,877	60,901

Total	11,712,171	14,694,302	1,828,253	36,348,174	731,930,536	189,956,667

Total principal	11,712,171	13,959,587	1,752,879	36,348,174	717,081,622	182,399,972

Weighted average annual interest rate	16.09%	17.17%	8.26%	4.04%	4.39%	5.47%

	As of September 30,

	2002	2003
	%	%
Percentage of debt in foreign currency:	99.75%	80.87%
Percentage of debt in local currency:	0.25%	19.13%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

In order to develop their investment plans, Enersis S.A., Endesa S.A. (Enersis subsidiary) and Pehuenche S.A. (Endesa S.A. subsidiary), have obtained financing from banks and financial institutions or through issuance of financial instruments, both in the local market and abroad which contain financial and non-financial covenants.

On May 15, 2003, Enersis S.A. and its subsidiary Empresa Nacional de Electricidad S.A. and a body of 32 banks, subscribed syndicated loans to refinance bank debts in an amount of US$2.330 million.

Due to this refinancing, the obligations which expired in 2003 and 2004, were postponed until 2008, with capital amortizations from 2005.

The covenants which regulate these loans do not trigger prepayment of the obligations if the Company or its subsidiary Endesa Chile’s risk rating falls below investment grade.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 16. Long-Term Portion of Debt Due to Banks and Financial Institutions

		As of September 30, 2003

		After 1 year but	After 2 year but	After 3 year but	After 5 year but
		within 2 years	within 3 years	within 5 years	within 10 years

Financial Institution	Currency	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	US$	—	23,252,886	27,909,982	—
Bancafe	$ Colom	—	—	3,431,095	—
Banca Intesa S.P.A.	US$	—	8,844,219	12,332,966	—
Banco Bayerische Landes	US$	727,067	13,485,570	12,946,814	—
Banco BBVA	US$	—	53,395,617	98,400,463	—
Banco Colpatria	$ Colom	—	—	2,287,617	—
Banco Estado	$ Reaj.	1,398,048	1,590,842	1,757,405	—
	US$	—	—	—	—
Banco Español de Crédito	US$	—	8,630,661	14,531,532	—
Banco Europeo de Investimentos	US$	—	—	5,692,979	24,510,500
Banco Davivienda	$ Colom	—	—	6,862,623	—
Banco de Chile	US$	—	1,395,499	2,790,998	—
Banco de Sabadell	US$	—	2,460,237	3,855,736	—
Banco do Brasil	Rs	245,102	1,960,813	2,941,219	4,248,426
	US$	254,652	523,630	658,306	980,299
Banco Medio Crédito	US$	—	—	—	—
	$ Arg	2,011,977	2,011,976	2,011,977	8,047,920
Banco Nacionale de Paris	US$	8,338,723	25,758,498	43,126,227	14,828,650
Banca Nazionale del Lavoro	US$	—	2,790,998	5,581,996	—
Banco Rio	$ Arg	—	—	—	—
Banco Popular Español	US$	—	6,192,543	8,634,667	—
Bancolombia	$ Colom	—	—	9,150,469	—
	US$	—	—	403,005	—
Banco Santander	US$	—	—	—	—
Banco Santander Central His.	US$	—	78,663,672	115,993,273	—
Banesto	US$	2,344,944	2,344,944	4,689,888	9,379,779
Bank of America	US$	18,898,553	2,917,232	5,834,464	—
Bank Boston	US$	—	2,790,998	5,581,996	—
Bank Tokio - Mitsubishi	US$	6,341,996	16,022,008	26,287,957	—
	Libra	418,534	—	—	—
	Yen	451,362	—	—	—
	Euros	125,962	—	—	—
Bco. do Estado de Ceará	Rs	23,374	148,037	—	—
Bco. do Nordeste do Brasil	Rs	11,215	89,721	—	—
BIRF	U.P.	—	—	—	—
BNDES	Rs	3,541,769	29,996,245	63,213,917	—
Caja de Ahorros y Monte de Piedad de Madrid	US$	—	5,581,996	11,163,993	—
Citibank N.Y.	US$	20,773,343	22,742,322	31,648,403	—
Conavi	$ Colom	—	—	5,718,712	—
Corfinsura	$ Colom	—	—	9,151,130	—
Credit Lyonnais N.Y.	US$	—	8,844,219	12,332,966	—
Deutsche Bank A.G.	US$	—	13,868,103	19,345,437	—
Dresdner Bank	US$	—	29,232,548	50,074,327	—
DZ Bank A.G. Deutche Zentral	US$	—	2,790,998	5,581,996	—
Export Develop. Corp.	US$	1,882,342	1,882,342	3,764,684	6,052,467
Granahorrar	$ Colom	—	—	3,431,095	—
HBSC Bank	US$	—	17,645,862	25,216,444	—
ING Bank N.V.	US$	—	8,844,219	12,332,966	—
Israel Discount Bank of N.Y.	US$	—	1,416,347	1,974,546	—
J.P.Morgan Chase Bank	US$	36,353,350	—	16,524,250	—
	Euros	—	—	—	—
Kreditanstal Fur Weideraubau	US$	361,574	361,574	723,148	—
Landesbank Rheinland Pflaz Giroz	US$	—	9,826,166	14,884,850	—
Lloyd’s Bank	US$	—	—	—	—
Mizuho Corporate Bank Ltd.	US$	—	4,936,365	7,727,363	—
Nord LB Norddeutshe Landes	US$	—	1,395,499	2,790,998	—
Royal Bank of Canadá	US$	—	8,844,222	12,332,969	—
San Paolo IMI S.P.A.	US$	—	15,212,310	20,794,307	—
Santander Investment	US$	—	—	—	—
Skandinaviska Enskildabnken	US$	2,184,612	2,184,506	1,092,306	180,780
Societe Generale	US$	422,505	—	—	—
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck	US$	—	697,750	1,395,499	—
Westlb A.G. N.Y. Branch	US$	—	8,844,219	12,332,966	—
Unibanco	Rs	12,383	33,022	—	—

Total		107,123,387	450,451,435	769,244,926	68,228,821

[Additional columns below]

[Continued from above table, first column(s) repeated]

		As of September 30, 2003

					Annual
				Total	interest	Total
				Long-term	rate	Long-term
		After 10 years		portion	average	portion - 2002

Financial Institution	Currency	Years	ThCh$	ThCh$		ThCh$
ABN Amro Bank	US$	—	—	51,162,868	7.65%	10,786,204
Bancafe	$ Colom	—	—	3,431,095	12.55%	—
Banca Intesa S.P.A.	US$	—	—	21,177,185	4.41%	—
Banco Bayerische Landes	US$	—	—	27,159,451	4.88%	—
Banco BBVA	US$	—	—	151,796,080	4.60%	500,788,061
Banco Colpatria	$ Colom	—	—	2,287,617	12.55%	—
Banco Estado	$ Reaj.	—	—	4,746,295	9.00%	57,649,044
	US$	—	—	—	—	4,936
Banco Español de Crédito	US$	—	—	23,162,193	4.54%	—
Banco Europeo de Investimentos	US$	—	3,003,289	33,206,768	4.52%	38,522,159
Banco Davivienda	$ Colom	—	—	6,862,623	12.55%	—
Banco de Chile	US$	—	—	4,186,497	4.66%	—
Banco de Sabadell	US$	—	—	6,315,973	4.49%	—
Banco do Brasil	Rs	—	—	9,395,560	24.60%	7,226,385
	US$	—	1,499,614	3,916,501	21.30%	4,849,705
Banco Medio Crédito	US$	—	—	—	—	37,918,755
	$ Arg	—	—	14,083,850	1.75%	—
Banco Nacionale de Paris	US$	—	2,220,756	94,272,854	4.68%	80,729,343
Banca Nazionale del Lavoro	US$	—	—	8,372,994	4.66%	—
Banco Rio	$ Arg	—	—	—	—	2,099
Banco Popular Español	US$	—	—	14,827,210	4.41%	—
Bancolombia	$ Colom	—	—	9,150,469	12.55%	—
	US$	—	—	403,005	3.00%	—
Banco Santander	US$	—	—	—	—	8,613,184
Banco Santander Central His.	US$	—	—	194,656,945	4.45%	426,825,516
Banesto	US$	—	—	18,759,555	6.83%	33,969,853
Bank of America	US$	—	—	27,650,249	5.58%	—
Bank Boston	US$	—	—	8,372,994	4.66%	—
Bank Tokio - Mitsubishi	US$	—	—	48,651,961	4.19%	15,018,245
	Libra	—	—	418,534	4.63%	919,298
	Yen	—	—	451,362	0.89%	963,364
	Euros	—	—	125,962	3.00%	249,489
Bco. do Estado de Ceará	Rs	—	—	171,411	13.24%	133,238
Bco. do Nordeste do Brasil	Rs	—	—	100,936	15.51%	124,457
BIRF	U.P.	—	—	—	—	1,275,689
BNDES	Rs	—	—	96,751,931	9.14%	33,736,256
Caja de Ahorros y Monte de Piedad de Madrid	US$	—	—	16,745,989	4.66%	—
Citibank N.Y.	US$	—	—	75,164,068	4.12%	433,649,442
Conavi	$ Colom	—	—	5,718,712	12.55%	—
Corfinsura	$ Colom	—	—	9,151,130	12.55%	—
Credit Lyonnais N.Y.	US$	—	—	21,177,185	4.41%	—
Deutsche Bank A.G.	US$	—	—	33,213,540	4.41%	—
Dresdner Bank	US$	—	—	79,306,875	4.55%	—
DZ Bank A.G. Deutche Zentral	US$	—	—	8,372,994	4.66%	—
Export Develop. Corp.	US$	—	922,558	14,504,393	2.23%	19,791,902
Granahorrar	$ Colom	—	—	3,431,095	12.55%	—
HBSC Bank	US$	—	—	42,862,306	4.42%	—
ING Bank N.V.	US$	—	—	21,177,185	4.41%	—
Israel Discount Bank of N.Y.	US$	—	—	3,390,893	4.41%	—
J.P.Morgan Chase Bank	US$	—	—	52,877,600	8.53%	63,878,741
	Euros	—	—	—	—	2,284,064
Kreditanstal Fur Weideraubau	US$	—	—	1,446,296	4.85%	2,318,028
Landesbank Rheinland Pflaz Giroz	US$	—	—	24,711,016	4.47%	—
Lloyd’s Bank	US$	—	—	—	—	1,154,122
Mizuho Corporate Bank Ltd.	US$	—	—	12,663,728	4.49%	—
Nord LB Norddeutshe Landes	US$	—	—	4,186,497	4.66%	—
Royal Bank of Canadá	US$	—	—	21,177,191	4.41%	—
San Paolo IMI S.P.A.	US$	—	—	36,006,617	4.39%	—
Santander Investment	US$	—	—	—	—	7,473,299
Skandinaviska Enskildabnken	US$	—	—	5,642,204	0.65%	8,912,408
Societe Generale	US$	—	—	422,505	4.31%	2,462,411
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck	US$	—	—	2,093,249	4.66%	—
Westlb A.G. N.Y. Branch	US$	—	—	21,177,185	4.41%	—
Unibanco	Rs	—	—	45,405	13.94%	88,266

Total			7,646,217	1,402,694,786		1,802,317,963

	As of September 30,

	2002	2003
	%	%
Percentage of debt in foreign currency:	96.80%	99.66%
Percentage of debt in local currency:	3.20%	0.34%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

     Note 17. Other Current Liabilities

     Other current liabilities are as follows:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Advances and guarantee on construction	2,293,995	1,489,260
Contingencies - third party claims	12,056,327	21,706,108
Customer advances	3,466,749	2,692,176
Acrued employes benefits - other	3,641,750	2,152,255
Forward contracts and swaps	92,516,673	36,599,239
Fair value - derivative contracts	—	1,349,097
Emergency energy provision (Brazil)	1,254,574	2,115,174
Other current liabilities	3,183,459	4,438,636

Total	118,413,527	72,541,945

Note 18. Promissory Notes

				As of September 30,

Financial	Face	Maturity	Interest	2002	2003
Instruments	value	date	rate	ThCh$	ThCh$
Commercial papers	5,136,732	31-08-03	8.48%	5,321,653	—
Commercial papers	18,500,000	10-12-02	4.33%	3,956,980	—
Commercial papers	16,500,000	10-06-03	4.33%	3,540,192	—
Cvm/ser/rnp/2002/2006	19,223,343	08-11-02	18.13%	19,780,820	—
Promissory	109,331	30-04-03	U.F.+3,5%	112,502	—

Total				32,712,147	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

     Note 19. Bonds Payable

     (a)  Details of the current portion of bonds payable is as follows:

						Par Value
						as of September 30,
				Interest	Maturity
		Face value		rate	date	2002	2003
Instrument	Series	outstanding	Currency	%		ThCh$	ThCh$
Bonds Edelnor	Uno	4,891,900	Soles	9.61%	01/02/2011	19,839	12,459
Bonds Edelnor	I°Prog.	80,000,000	Soles	VAC + 7,5%	01/07/2006	285,787	277,382
Bonds Edelnor	I°Prog.	18,570,000	Soles	VAC + 6,2%	26/04/2007	674,783	97,714
Bonds Edelnor	I°Prog.	30,000,000	Soles	6.50%	01/01/2004	79,021	5,948,033
Bonds Edelnor	I°Prog.	20,000,000	Soles	6.34%	24/01/2004	118,477	3,901,747
Bonds Edelnor	I°Prog.	100,000,000	Soles	VAC + 6,9%	10/10/2006	106,840	424,683
Yankee Bonds - Enersis	Uno	300,000,000	US$	6.90%	21/11/2006	5,271,754	4,560,693
Yankee Bonds - Enersis	Dos	350,000,000	US$	7.45%	21/11/2016	4,706,460	4,085,267
Yankee Bonds - Enersis	Tres	150,000,000	US$	6.63%	21/11/2026	2,521,275	2,181,201
Bond N° 269	B-1	445,863	U.F.	5.50%	15/06/2009	8,311,710	8,606,660
Bond N° 269	B-2	2,500,000	U.F.	5.75%	15/06/2022	699,990	700,559
Bonds Endesa	Uno	230,000,000	US$	7.88%	01/02/2027	2,081,762	1,786,065
Bonds Endesa	Dos	220,000,000	US$	7.33%	01/02/2037	2,069,282	1,775,256
Bonds Endesa	Tres	200,000,000	US$	8.13%	01/02/2097	453,600	361,750
Bonds Endesa	Uno	400,000,000	US$	7.75%	15/07/2008	4,975,779	4,268,764
Bonds Endesa	Uno	400,000,000	US$	8.50%	01/04/2009	13,097,534	11,236,490
Bonds Endesa	E-1 y E-2	6,000,000	U.F.	6.20%	01/08/2006	1,034,017	1,034,860
Bonds Endesa	C2; D1 Y D2	1,251,257	U.F.	6.80%	01/11/2010	2,806,174	2,895,046
Bonds Endesa	F	1,500,000	U.F.	6.20%	01/08/2022	258,504	258,716
Bonds Endesa	144A	400,000,000	US$	8.35%	01/08/2013	—	4,231,308
Bonds Endesa	144A	200,000,000	US$	8.63%	01/08/2015	—	2,185,586
Bonds Pehuenche	Uno	170,000,000	US$	7.30%	01/05/2003	134,959,172	—
Bonds Edegel	Uno	30,000,000	US$	8.75%	03/06/2007	660,158	566,421
Bonds Edegel	Dos	30,000,000	US$	8.41%	14/02/2007	253,864	217,865
Bonds Edegel	Tres	30,000,000	US$	8.75%	13/06/2006	605,145	519,220
Bonds Edegel	Cuatro	20,000,000	US$	8.46%	21/11/2005	470,810	403,913
Bonds Edegel	Cinco A	30,000,000	Soles	11.60%	22/08/2003	7,489,803	—
Bonds Edegel	Cinco B	35,000,000	Soles	6.00%	22/04/2004	40,171	5,729,165
Bonds Edegel	Uno A	100,000,000	Soles	6.00%	06/06/2005	—	360,564
Bonds Edegel	Tres A	50,000,000	Soles	4.13%	05/05/2006	—	32,617
Bonds Emgesa	A-1	15,000,000	$ Col.	9.89%	26/07/2006	593,090	62,887
Bonds Emgesa	B-3	31,525,018	$ Col.	14.79%	08/02/2003	11,459,577	—
Bonds Emgesa	B-5	12,750,000	$ Col.	9.97%	09/10/2004	84,418	68,528
Bonds Emgesa	B-7	19,500,000	$ Col.	10.29%	09/10/2006	133,022	108,086
Bonds Emgesa	B-10	229,825,000	$ Col.	10.60%	09/10/2009	1,613,959	1,312,629
Bonds Emgesa	B-10	60,000,000	$ Col.	10.57%	10/11/2009	—	204,566
Bonds Emgesa	C-10	7,701,962	$ Col.	9.88%	09/10/2009	364,303	326,787
Bonds Emgesa	C-10	19,777,918	$ Col.	10.25%	08/10/2009	46,714	42,020
Bonds Emgesa	B-10 2° emision	50,000,000	$ Col.	15.18%	26/06/2006	239,346	863,252
Bonds Emgesa	A-5	172,858	$ Col.	8.35%	08/10/2004	271,295	—
Bonds Emgesa	A-5	403,068	$ Col.	14.63%	13/10/2010	74,418	—
Bonds Emgesa	B-1	85,000,000	$ Col.	13.95%	26/07/2006	—	534,876
Endesa Chile Internacional	Unica	400,000,000	Euro	3.34%	24/07/2003	306,274,005	—
Bonds Autopista del Sol S.A	A-1	3,446,160	U.F.	5.80%	15/01/2018	825,095	—
Bonds Autopista del Sol S.A	A-2	861,540	U.F.	5.80%	15/01/2018	206,273	—
Bonds Autopista del Sol S.A	B-1	964,372	U.F.	5.80%	15/01/2018	231,313	—
Bonds Autopista del Sol S.A	B-2	243,578	U.F.	5.80%	15/01/2018	69,882	—

Total						516,538,421	72,183,635

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Details of the long-term portion of bonds payable is as follows at each period ended:

						Par Value
						as of September 30,
				Interest	Maturity
		Face value		rate	date	2002	2003
Instrument	Series	outstanding	Currency	%		ThCh$	ThCh$
Bonos Edelnor	Uno	4,891,900	Soles	9.61%	01/02/2011	1,034,284	928,337
Bonos Edelnor	I°Prog.	80,000,000	Soles	VAC + 7,5%	01/07/2006	16,906,723	15,462,932
Bonos Edelnor	I°Prog.	100,000,000	Soles	VAC + 6,9%	10/10/2006	21,210,295	19,398,184
Bonos Edelnor	I°Prog.	30,000,000	Soles	6.50%	01/01/2004	6,342,836	—
Bonos Edelnor	I°Prog.	20,000,000	Soles	6.34%	24/01/2004	4,228,557	—
Bonos Edelnor	I°Prog.	18,570,000	Soles	VAC + 6,2%	26/04/2007	3,959,314	3,621,115
Bonos Edelnor	I°Prog.	40,000,000	Soles	4.47%	12/09/2007	—	7,590,813
Yankee Bonds - Enersis	Uno	300,000,000	US$	6.90%	21/11/2006	231,132,951	198,291,000
Yankee Bonds - Enersis	Dos	350,000,000	US$	7.45%	21/11/2016	192,405,855	165,066,682
Yankee Bonds - Enersis	Tres	150,000,000	US$	6.63%	21/11/2026	115,566,476	99,145,500
Bono N° 269	B-1	2,928,543	U.F.	5.50%	15/06/2009	53,412,004	45,694,934
Bono N° 269	B-2	2,500,000	U.F.	5.75%	15/06/2022	42,330,565	42,365,075
Bonos Endesa	Uno	230,000,000	US$	7.88%	01/02/2027	158,619,610	136,081,165
Bonos Endesa	Dos	220,000,000	US$	7.33%	01/02/2037	169,497,497	145,413,400
Bonos Endesa	Tres	200,000,000	US$	8.13%	01/02/2097	31,138,231	26,713,763
Bonos Endesa	Uno	400,000,000	US$	7.75%	15/07/2008	308,177,268	264,388,000
Bonos Endesa	Unica	400,000,000	US$	8.50%	01/04/2009	308,177,268	264,388,000
Bonos Endesa	E-1 y E-2	6,000,000	U.F.	6.20%	01/08/2006	101,593,355	101,676,180
Bonos Endesa	C2; D1 Y D2	1,251,257	U.F.	6.80%	01/11/2010	21,186,562	18,899,684
Bonos Endesa	F	1,500,000	U.F.	6.20%	01/08/2022	25,398,339	25,419,045
Bonos Endesa	144A	400,000,000	US$	8.35%	01/08/2013	—	264,388,000
Bonos Endesa	144A	200,000,000	US$	8.63%	01/08/2015	—	132,194,000
Bonos Edegel	Uno	30,000,000	US$	8.75%	03/06/2007	23,113,295	19,829,100
Bonos Edegel	Dos	30,000,000	US$	8.41%	14/02/2007	23,113,295	19,829,100
Bonos Edegel	Tres	30,000,000	US$	8.75%	13/06/2006	23,113,295	19,829,100
Bonos Edegel	Cuatro	20,000,000	US$	8.46%	21/11/2005	15,408,863	13,219,400
Bonos Edegel	Uno A	100,000,000	Soles	6.00%	06/06/2005	—	18,977,031
Bonos Edegel	Cinco B	35,000,000	Soles	6.00%	22/04/2004	6,342,836	—
Bonos Edegel	Tres A	50,000,000	Soles	4.13%	05/05/2006	—	9,488,516
Bonos Emgesa	A-1	15,000,000	$ Col.	9.89%	26/07/2006	4,086,394	3,431,364
Bonos Emgesa	B-1	85,000,000	$ Col.	13.95%	26/07/2006	23,156,229	19,444,398
Bonos Emgesa	B-5	12,750,000	$ Col.	9.97%	09/10/2004	3,473,435	2,916,660
Bonos Emgesa	B-7	19,500,000	$ Col.	10.29%	09/10/2006	5,312,311	4,460,774
Bonos Emgesa	B-10	229,825,000	$ Col.	10.60%	09/10/2009	62,610,358	52,573,999
Bonos Emgesa	B-10	60,000,000	$ Col.	10.57%	10/11/2009	—	13,725,458
Bonos Emgesa	C-10	7,701,962	$ Col.	9.88%	09/10/2009	—	3,250,504
Bonos Emgesa	C-10	19,777,918	$ Col.	10.25%	08/10/2009	5,644,061	1,826,473
Bonos Emgesa	B-10 2° emision	50,000,000	$ Col.	15.18%	26/06/2006	16,345,573	11,437,881
Bonos Autopista del Sol S.A	A-1	3,446,160	U.F.	5.80%	15/01/2018	58,351,159	—
Bonos Autopista del Sol S.A	A-2	861,540	U.F.	5.80%	15/01/2018	14,587,790	—
Bonos Autopista del Sol S.A	B-1	964,372	U.F.	5.80%	15/01/2018	16,359,505	—
Bonos Autopista del Sol S.A	B-2	243,578	U.F.	5.80%	15/01/2018	4,116,509	—
Bonos Endesa Internacional	Unica	150,000,000	US$	7.20%	01/04/2006	115,566,476	99,145,500

Total						2,233,019,374	2,290,511,067

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)	Bonds payable consist of the following:

i.	Enersis S.A. Series B1-B2

On September 11, 2001, Enersis S.A. registered two series of bearer bonds dated June 14, 2001, as follows:

	Total amount	No. of bonds	Face value
Series	In UF	per series	in UF

B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000

The scheduled maturity of the Series B-1 bonds is 8 years, interest and principal payable semi-annually. Annual interest is 5.50%, compounded semi-annually.

The scheduled maturity of the Series B-2 bonds is 21 years, principal payments beginning after 5 years, interest and principal payable semi-annually. Annual interest is 5.75%, compounded semi-annually.

ii.	Enersis S.A. (Yankee Bonds)

On November 21, 1996, the Company, acting through its agency in the Cayman Islands, issued corporate notes (Yankee Bonds) for US$800 million in three series, as follows:

	Total amount	Years to	Stated annual
Series	in US$	maturity	interest rate

1	300,000,000	10	6.9%
2	350,000,000	20	7.4%
3	150,000,000	30	6.6%

Interest is payable on a semi-annual basis and principal is due upon maturity. The Series 3 bond holders have an option to require the Company to redeem all or any US$1,000 portion thereof on September 30, 2003 at a redemption price equal to face value.

Repurchase of Yankee Bonds

During November 2001, the Company made a tender offer to repurchase all or a portion of the Series 2 Yankee Bonds. The offer expired November 21, 2001 and the Company repurchased a total of US$100,266,000 in bonds with accrued interest, at a price of US$95,536,000.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

iii.	Edelnor Bonds (Subsidiary of Distrilima S.A.)

First issue
Date of Issue	:	March 1, 1996
Number of bonds subscribed	:	49,919
Face value	:	100 soles each
Redemption term	:	15 years
Interest rate	:	9.6136% annual
Interest payment	:	Annually, on coupon maturity
Principal amortization	:	Amortization of total principal upon maturity

Second issue
Date of Issue	:	November 10, 1998
Number of bonds subscribed	:	146,300
Face value	:	1000 soles each
Redemption term	:	4 years
Interest rate	:	14.396%
Interest payment	:	Accrued and paid within 90 days
Anticipated redemption option	:	Early redemption option

At September 30, 2003, this issue is totally cancelled.

Third issue
Date of Issue	:	August 7, 1998
Number of bonds subscribed	:	15,000
Face value	:	US$1,000 each
Redemption term	:	3 years
Interest rate	:	7.7%
Interest payment	:	Accrued and paid within 90 days

At September 30, 2003, this issue is totally cancelled.

First program of Corporate Bonds
First issue
Date of Issue	:	October 29, 2001
Face value	:	30,000 new soles each
Redemption term	:	2 years
Interest rate	:	7.5%
Interest payment	:	Semi - annual

Second issue
Date of Issue	:	October 19, 2001
Number of bonds subscribed	:	20,000
Face value	:	5,000 new soles each
Redemption term	:	5 years
Interest rate	:	6.9%
Interest payment	:	Semi - annual

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Third issue
Date of issue	:	January 24, 2002
Number of bonds subscribed	:	6,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.5 % annual
Interest payment:		Semi - annual

Fourth issue
Date of issue	:	April 24, 2002
Number of bonds subscribed	:	4,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.34 % annual
Interest payment	:	Semi - annual

Fifth issue
Date of issue	:	March 1, 2003
Number of bonds subscribed	:	3,714
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	6.2 % annual
Interest payment	:	Semi - annual

Sixth issue
Date of issue	:	September 30, 2003
Number of bonds subscribed	:	8,000
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	4.46875 % annual
Interest payment	:	Semi - annual

iv.	Endesa Chile S.A.

I	Risk rating of the issued bonds is a follows as of the date of September 30, 2002:

Category
- Comisión Clasificadora de Riesgo	BBB+
- Fitch IBCA Chile Clasificadora de Riesgo Ltda	A+
- Clasificadora de Riesgo Humphreys Ltda.	BBB+

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ISSUANCE TERMS

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	:	Four million Unidades de Fomento (UF4,000,000) divided into:
- Series C-1: 120 bonds at UF10,000 each
- Series C-2: 800 bonds at UF1,000 each
- Series D-1: 120 bonds at UF10,000 each
- Series D-2: 800 bonds at UF1,000 each
Indexation	:	Based on variations in Unidad de Fomento index
Amortization period	:	Series C-1 and C-2: 15 years (5-year grace period and 10 years to pay off at principal).
Series D-1 and D-2: 20 years (5-year grace period and 15 years to pay off at principal).
Capital amortization	:	Series C-1 and C-2: 20 consecutive installments payable semi-annually, starting April 1, 1996. Series D-1 and D-2: 30 consecutive installments payable semi-annually, starting May 1, 1996. Paydown installments are incremental
Early Redemption	:	As elected by the issuer, starting May 1, 1996 and only on the interest payment and amortization dates.
Nominal interest rate	:	6.8% annually upon expiration, compound and actual rate per semester on outstanding principal, readjusted by the value of the Unidad de Fomento. The applicable semi-annual interest rate will be equal to 3.34409%.
Interest Payments	:	Interest will be paid semi-annually each May 1 and November 1, starting May 1, 1991. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$590,896 and ThCh$650,489, and is shown under current liabilities.
Guarantee	:	There is no specific collateral ration, however, a general guarantee collateralizes all the issuer’s assets.
Placement period	:	48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Fourth Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value (1)	:	Up to seven and a half million (UF7,500,000) divided into:
Series E-1: 1,500 bonds at UF1,000 each.
Series E-2: 600 bonds at UF10,000 each.
Series F: 200 bonds at UF10,000 each.
Readjustment	:	Variation in the UF
Amortization period	:	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Early redemption	:	Only in the Series F case, beginning February 1, 2012.
Nominal interest rate	:	6.2% annually, compounded semi-annually and effective on the outstanding principal adjusted for the value of the Unidad de fomento. The semi-annual interest rate will be 3.0534%.
Interest payments	:	Accrued interest as of September 30, 2003 amounts to ThCh$1,293,575 (ThCh%1,292,522 in 2002) which is shown under current liabilities.
Guarantee	:	There is no specific collateralization; however, a general guarantee covers all the issuer’s assets
Placement period	:	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance

(1)	Through cross a currency swap, the UF debt was exchanged for US dollar debt, leaving a net position of ThCh$1,904,044 as of September 30, 2003 which is included in other assets.

II	The Company has issued and placed three public offerings of bonds in the international market as follows:

First Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Readjustment	:	Variation in the US Dollar
Amortization period	:	Series 1 matures on February 1, 2027: Series 2 matures on February 1, 2037 (Put Option on February 1, period 2009, on which date the holders may redeem 100% of bonds plus accrued interest).
Series 3 matures on February 1, 2097.
Nominal interest rate	:	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually
Interest Payments	:	Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of the period end amounts to ThCh$5,560,687 (ThCh$6,481,675 in 2002), which is shown under current liabilities.

Second Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000) :
Readjustment	:	Variation in the US Dollar

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Capital amortization	:	Series 1 matures on July 15, 2008 period
Nominal interest rate	:	Series 1: 7.75% annually
Interest Payments	:	Interest will be paid semi-annually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of the period end amounts to ThCh$4,268,764 (ThCh$4,975,779 in 2002), which is shown under current liabilities.

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000) :
Readjustment	:	Variation in the US Dollar
Capital amortization	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1: 8.502% annually
Interest Payments	:	Interest will be paid semi-annually each October 1 and April 1 annually, starting October 1, 1999. Accrued interest as of the period end amounts to ThCh$11,236,490 and ThCh$13,097,534 in 2003 and 2002, respectively, which is shown under current liabilities.

The risk rating of these bonds is as follows as of the date of these financial statements:

Category
- Standard & Poor’s	BBB-
- Moodys Investors Services	Ba 3
- Fitch	BBB-

Repurchase of Yankee Bonds

Endesa Chile Internacional, a 100% subsidiary of Endesa, made a tender offer in November 2001, for the total or partial purchase, in cash, of the following bond issue in US dollar (Yankee Bonds) made by its parent company, Endesa.

•	Series 1: ThCh$230,000 at 30 years, maturing in 2027.

•	Series 3: ThCh$200,000 at 100 years, maturing in 2097.

As a result of the offer which expired on November 21, 2001, series 1 and series 2 bonds, for ThUS$21,324 and ThUS$134,828, respectively, were purchased, whose nominal values amounted to ThUS$24,119 and ThUS$159,584 for each series.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

v.	Subsidiaries of Endesa S.A.

I.	Endesa Chile Internacional issued Yankee Bonds on April 1, 1996.

Risk rating of the bond issuance is as follows as of September 30, 2002:

Category
- Standard & Poor’s	BBB-
- Moodys Investors Services	Ba 3

ISSUANCE TERMS

First Issuance

Issuer	:	Endesa Chile Internacional.
Securities issued	:	Marketable securities denominated in US$(150,000 bonds).
Issuance Value	:	One hundred and fifty million Dollars (US$150,000,000):
Capital amortization	:	Maturity as of April 1, 2006
Nominal interest rate	:	7.2 % annually in arrears.
Interest Payments	:	Interest will be paid semi-annually in arrears starting October 1, 1996. Accrued interest as of the period end amounts to ThCh$0 (ThCh$0 in 2002) and is shown under current liabilities.
Guarantee	:	Guarantee from Empresa Nacional de Electricidad S.A.

As of July 24, 2000, the first issue of Eurobonds (European Medium Term Note Programme) was registered in England for 1,000 million Euros.

ISSUANCE TERMS

First Registration

Securities registered	:	1,000 million Euros
Issuance value	:	Euros 400,000,000 (*)
Capital amortization	:	Principal due July 24, 2003
Nominal interest rate	:	Euribor + 0.80
Interest payments	:	Quarterly beginning October 24, 2000 in arrears. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$0 and ThCh$2,411,219 and is shown in current liabilities.
Guarantee	:	Empresa Nacional de Electricidad S.A.

(*) By way of a cross-currency swap operation, the debt in Euros was exchanged for U.S. dollar debt.

At September 30, 2003, this issue is totally cancelled.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

II.	Empresa Eléctrica Pehuenche S.A. issued bonds on May 2, 1996.

First Issuance

Issuer	:	Empresa Eléctrica Pehuenche S.A.
Securities issued	:	Marketable securities denominated in US$.
Issuance Value	:	One hundred and seventy million US Dollars (US$170,000,000)
Capital amortization	:	Maturity as of May 1, 2003
Nominal interest rate	:	7.3 % annually
Interest payments	:	Interest will be paid semi-annually in arrears, starting November 1, 1996. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$0 and ThCh$3,983,833 and is shown in Current Liabilities.

At September 30, 2003, this issue is totally cancelled

III	Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003 and September 4, 2003 as per the following:

First Issuance

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in US$(120,000 bonds).
Issuance value	:	US$120,000,000
Capital amortization	:	June 3, 2006, February 14, 2007, June 13, 2007, November 26, 2005 and August 22, 2003, respectively.
Nominal interest rate	:	8.75%, 8.41%, 8.75%, 8.4375% and 6.0% annually
Interest payments	:	Interest will be paid semi-annually, starting December 3, 1999. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$1,707,419, and ThCh$2,119,976 and is shown in other current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new soles (20,000 bonds).
Issuance value	:	100,000,000 new soles
Capital amortization	:	Maturity as of June 6, 2005.
Nominal interest rate	:	6.0% annually
Interest payments	:	Interest will be paid semi-annually. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$360,564 and ThCh$0 and is shown in other current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new soles (10,000 bonds).
Issuance value	:	50,000,000 new soles
Capital amortization	:	Maturity as of May 5, 2006.
Nominal interest rate	:	4.13% annually

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Interest payments	:	Interest will be paid semi-annually. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$32,617 and ThCh$0 and is shown in other current liabilities.

IV	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 of com the first issuance, and on February 26, 2003 from the second issuance as per the following:

First Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance Value	:	$Col 530,000,000
Capital amortization	:	Maturities as of 2002, 2006, 2007, 2009 and 2010 for $Col 31,525,000; $Col 100,000,000; $Col 81,407,744; $Col 19,500,000 and $Col 297,567,256 respectively.
Interest nominal rate	:	15.5% annual average rate
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$2,299,968 and ThCh$3,567,642 and is shown under current liabilities.

Second Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance value	:	$Col 50,000,000
Capital amortization	:	Maturity as of July 26, 2006.
Nominal interest rate	:	15.18% annual average rate
Interest payments	:	Interest will be paid annually. Accrued interest as of September 30, 2003 and 2002 amounts to ThCh$1,461,015 and ThCh$0 and is shown in other current liabilities.

Amortized bond discounts of Enersis S.A. and its affiliates of ThCh$23,610,142 and ThCh$14,121,554 as of September 30, 2002 and 2003, respectively are included in Other Assets (see Note 14).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 20. Accrued Expenses

(a)	Short-term accruals:

Accrued expenses included in current liabilities are as follows:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Bonus and other employee benefits	21,719,615	26,264,231
Litigation and contingencies	17,812,457	1,586,529
Construction and other	5,567,330	5,503,694
Energy purchases and other	13,033,212	7,983,752
Pension accruals	2,181,070	1,695,404
Suppliers and services	10,500,398	5,550,951
Others	5,676,730	1,532,133

Total	76,490,812	50,116,694

Bad debts write-offs of ThCh$2,406,516 and ThCh$1,759,529 were recorded for the nine-month and periods ended September 30, 2003 and 2002, respectively.

(b)	Long-term accruals:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Advance monthly corporate and other taxes	7,020,227	11,570,622
Post-retirement benefits-Chilean subsidiaries	10,318,328	10,675,175
Post-retirement benefits (Cerj Coelce)	48,183,595	42,947,574
Severance indemnity	8,547,652	9,683,700
Labour contingencies (Cerj)	146,664,289	144,146,653
Post-retirement benefits-foreign subsidiaries	57,793,217	71,165,617
Others	85,928	161,162

Total	278,613,236	290,350,503

Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n. An analysis of the changes in the accruals in each period is as follows:

	As of September 30,

	2002	2003
	ThCh$	ThCh$
Opening balance as of January 1	7,091,909	8,589,109
Increase in accrual	1,968,257	1,572,665
Transfer to short-term	—	(112,939)
Payments during the period	(512,514)	(365,135)

Total	8,547,652	9,683,700

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 21. Minority Interest

(a)	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of September 30, 2002			As of September 30, 2003

	Equity	Participation	Total	Equity	Participation	Total
Company	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	25,227,199	0.05%	12,613	—	—	—
Cam Argentina S.A.	577,766	0.10%	577	582,364	0.10%	582
Cam Colombia S.A.	1,692,664	0.001%	23	2,327,938	0.001%	31
Capital de Energía S.A.	603,778,485	49.10%	296,455,236	519,420,243	49.10%	255,035,339
Central Hidroeléctrica Betania S.A.	567,102,617	14.38%	81,536,880	481,468,394	14.38%	69,224,563
Central Cachoeira Dourada S.A.	576,779,177	0.43%	2,496,996	454,490,903	0.39%	1,791,239
Central Costanera S.A.	166,320,426	48.07%	79,946,007	177,398,399	48.07%	85,270,908
Cía. do Electricidade do Río do Janeiro S.A.	751,212,500	37.42%	281,124,659	510,255,563	27.46%	140,118,958
Chilectra S.A.	512,833,547	1.76%	9,026,664	430,366,899	1.76%	7,517,403
Cía. Eléctrica San Isidro S.A.	30,003,518	50.00%	15,001,759	39,029,188	50.00%	19,514,594
Cía. Peruana de Electricidad S.A.	46,810,534	49.00%	22,937,161	39,927,331	49.00%	19,564,392
Codensa S.A.	1,085,981,403	51.52%	560,296,471	906,924,479	51.52%	467,732,081
Companhia Energetica Do Ceara - Coelce	771,518,588	43.41%	334,918,402	603,950,947	43.41%	262,176,815
Compañía Eléctrica del Río Maipo S.A.	24,678,998	1.26%	310,352	—	—	—
Constructora y Proyectos Los Maitenes S.A.	647,738	45.00%	291,482	(388,480)	45.00%	(174,816)
Edegel S.A.	762,157,745	36.44%	277,759,244	613,388,656	36.44%	223,542,135
Edelnor S.A.	316,931,654	40.00%	126,772,662	268,408,437	40.00%	107,363,375
Edesur S.A.	782,044,396	34.11%	266,739,845	643,905,305	34.11%	219,623,336
Emgesa S.A.	1,026,833,390	51.52%	528,992,731	883,613,779	51.52%	455,210,428
Empresa Eléctrica Pangue S.A.	69,983,684	5.02%	3,506,183	84,948,117	5.02%	4,261,167
Endesa S.A.	1,538,149,765	40.02%	615,553,320	1,504,365,958	40.02%	602,033,352
Endesa Argentina S.A.	21,247,337	0.01%	2,125	34,307,614	0.01%	3,431
Generandes Perú S.A.	414,076,934	40.37%	167,158,801	338,952,484	40.37%	136,831,796
Hidroeléctrica El Chocón S.A.	246,451,106	34.81%	85,789,630	220,582,213	34.81%	76,784,668
Hidroinvest S.A.	111,250,526	30.07%	33,453,033	91,247,529	30.07%	27,438,132
Inecsa 2000 S.A.	25,431,098	2.68%	681,553	—	—	—
Infraestructura 2000 S.A.	64,449,821	40.00%	25,779,928	—	—	—
Ingendesa S.A.	2,527,089	2.36%	59,703	2,618,672	2.36%	61,866
Inmobiliaria Centro Nuevo Ltda.	(13,554)	0.08%	(10)	(14,678)	0.08%	(11)
Inmobiliaria y Constructora Stgo. 2000 Ltda.	76,183	7.50%	5,714	82,061	7.50%	6,155
Inversiones Distrilima S.A.	187,216,569	31.61%	59,179,157	159,685,633	31.61%	50,476,628
Investluz S.A.	603,893,480	37.55%	226,762,001	321,071,683	37.55%	120,562,417
Luz de Bogotá S.A.	714,308,473	55.00%	392,869,667	538,962,536	55.00%	296,429,400
Pehuenche S.A.	179,902,970	7.35%	13,222,868	191,570,419	7.35%	14,080,426
Soc. Agrícola de Cameros Ltda.	7,041,391	42.50%	2,992,591	7,012,862	42.50%	2,980,466
Soc. Agrícola Pastos Verdes Ltda.	53,212,144	45.00%	23,945,464	54,771,202	45.00%	24,647,041
Túnel El Melón S.A.	(2,616,687)	0.05%	(1,308)	(5,576,670)	0.05%	(2,788)

Total			4,535,580,184			3,690,105,509

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of September 30, 2002			As of September 30, 2003

	Net income	Participation	Total	Net income	Participation	Total
Company	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	373,574	0.05%	187	—	—	—
Cam Argentina S.A.	207,106	0.10%	207	(80,656)	0.10%	(81)
Cam Colombia S.A.	(456,873)	0.001%	(6)	(612,721)	0.001%	(8)
Capital de Energía S.A.	(22,091,282)	49.10%	(10,846,820)	(11,695,476)	49.10%	(5,742,479)
Central Hidroeléctrica Betania S.A.	(2,288,781)	14.38%	(329,076)	(3,675,654)	14.38%	(528,478)
Central Cachoeira Dourada S.A.	(11,245,790)	0.43%	(48,685)	(6,878,714)	0.39%	(27,110)
Central Costanera S.A.	(9,010,495)	48.07%	(4,331,117)	(19,689,635)	48.07%	(9,464,308)
Cía. do Electricidade do Río do Janeiro S.A.	(120,185,292)	37.42%	(44,976,687)	96,591,733	27.46%	26,524,616
Chilectra S.A.	(38,670,391)	1.76%	(680,658)	(28,282,980)	1.76%	(495,220)
Cía. Eléctrica San Isidro S.A.	(689,123)	50.00%	(344,562)	(8,193,052)	50.00%	(4,096,526)
Cía. Peruana de Electricidad S.A.	(3,313,973)	49.00%	(1,623,846)	(2,186,798)	49.00%	(1,070,061)
Codensa S.A.	3,421,951	51.52%	1,762,632	(6,142,760)	51.52%	(3,168,032)
Companhia Energetica Do Ceara - Coelce	(37,020,588)	43.41%	(16,070,742)	13,398,059	43.41%	5,816,135
Compañía Eléctrica del Río Maipo S.A.	(7,733,155)	1.26%	(97,249)	—	—	—
Constructora y Proyectos Los Maitenes S.A.	300,313	45.00%	135,141	742,637	45.00%	334,187
Edegel S.A.	(17,240,715)	36.44%	(6,283,172)	(22,505,346)	36.44%	(8,201,803)
Edelnor S.A.	(20,522,757)	40.00%	(8,209,103)	(13,163,830)	40.00%	(5,265,532)
Edesur S.A.	(8,381,805)	34.11%	(2,858,868)	27,373,668	34.11%	9,336,616
Emgesa S.A.	(52,846,180)	51.52%	(27,224,714)	(22,989,198)	51.52%	(11,843,322)
Empresa Eléctrica Pangue S.A.	(9,694,145)	5.02%	(485,677)	(26,186,809)	5.02%	(1,313,583)
Endesa S.A.	(66,818,603)	40.02%	(26,740,188)	(67,383,423)	40.02%	(26,966,223)
Endesa Argentina S.A.	13,387,038	0.01%	1,339	(13,939,047)	0.01%	(1,394)
Generandes Perú S.A.	(19,232,907)	40.37%	(7,764,136)	(21,233,286)	40.37%	(8,571,669)
Hidroeléctrica El Chocón S.A.	24,744,428	34.81%	8,613,536	(11,625,801)	34.81%	(4,046,941)
Hidroinvest S.A.	16,230,097	30.07%	4,880,391	(6,131,577)	30.07%	(1,843,765)
Inecsa 2000 S.A.	386,151	2.68%	10,349	—	—	—
Infraestructura 2000 S.A.	(96,183)	40.00%	(38,473)	—	—	—
Ingendesa S.A.	(668,674)	2.36%	(15,797)	(1,344,001)	2.36%	(31,752)
Inmobiliaria Centro Nuevo Ltda.	—	—	—	(1,191)	0.08%	1
Inmobiliaria y Constructora Stgo. 2000 Ltda.	(522)	7.50%	(39)	(95)	7.50%	(7)
Inversiones Distrilima S.A.	(13,286,178)	31.61%	(4,199,761)	(8,755,047)	31.61%	(2,767,470)
Investluz	(5,879,209)	37.55%	(2,207,643)	7,801,202	37.55%	2,929,351
Luz de Bogotá S.A.	8,297,881	55.00%	4,563,834	(1,007,886)	55.00%	(554,337)
Pehuenche S.A.	(9,050,445)	7.35%	(665,207)	(31,124,120)	7.35%	(2,287,623)
Soc. Agrícola de Cameros Ltda.	(127,502)	42.50%	(54,188)	6,750	42.50%	2,869
Soc. Agrícola Pastos Verdes Ltda.	(73,977)	45.00%	(33,288)	(718,173)	45.00%	(323,178)
Túnel El Melón S.A.	1,287,769	0.05%	644	1,295,017	0.05%	648

Total			(146,161,442)			(53,666,479)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 22. Shareholders’ Equity

(a)	Dividends

During the nine-month periods ended September 30, 2002 and 2003 the Company no paid dividends

(b)	Number of shares

As of September 30, 2003 and September 30, 2002, respectively the number of shares authorized, issued and outstanding was 30,404,284,160 and 8,291,020,100 all of which have voting rights.

(c)	Subscribed and paid capital is as follows:

On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ shareholders approved the issuance of up to 24,382,994,488 shares of capital increase, in two pre-emptive rights offering periods. The first pre-emptive rights period ended June 30, 2003 and the second pre-emptive rights period is scheduled to take place between November 20 and December 20, 2003.

The detail of the capital increase in the first pre-emptive rights period is as follows:

	Shares	ThCh$
Intercompany loan capitalization	14,406,840,511	870,464,185
Subscribed shares	7,706,423,549	465,623,656

Total	22,113,264,060	1,336,087,841

(d)	Other reserves

Other reserves are composed of the following:

	September 30,

	2002	2003

	ThCh$	ThCh$
Accumulated net losses of development-stage subsidiaries	(204,832)	(1,108,949)
Reserve for transaction entities using remeasurement method	1,191,655	(4,003,401)
Reserve for accumulated conversion differences	61,492,597	21,583,844

Total	62,479,420	16,471,494

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Detail of changes in the reserve for accumulated conversion differences is as follows:

	Initial			Final
	balance at	Reserve	Reserve for	balance
	January 1,	for assets	liabilities	September 30,

	ThCh$	ThCh$	ThCh$	ThCh$
2002
Cumulative translation adjustment	25,406,843	189,021,175	(152,935,421)	61,492,597

2003
Cumulative translation adjustment	46,250,510	(125,103,034)	100,436,368	21,583,844

The detail of the accumulated conversion difference reserve at September 30, 2003 is as follows:

ThCh$
Distrilec Inversora S.A.	(1,886,683)
Inversiones Distrilima S.A.	2,772,710
Cía. Peruana de Electricidad S.A.	3,179,983
Edesur S.A.	5,921,591
Cerj	2,771,853
Luz de Bogotá	(1,231,640)
Investluz	5,362,979
Central Geradora Termelétrica Fortaleza S.A.	(708,938)
Enersis Energía de Colombia	19,915
Endesa Market Place	402,840
Endesa Argentina S.A.	3,559,007
Endesa Chile Internacional S.A.	987,368
Endesa de Colombia	440,644
Ingendesa Do Brasil Ltda.	(7,785)

Total	21,583,844

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(e)	Net losses from operations and accumulated net income (losses) of development-stage subsidiaries are as follows:

	Net income loss	Retained earnings
	for the period ended	(accumulated deficit)
	September 30, 2003	as of September 30, 2003

Company	ThCh$	ThCh$
Compañía Eléctrica Taltal Ltda.	—	148,127
Central Generadora Termoelectrica Fortaleza S.A.	(956,440)	(2,274,575)
Aguas Santiago Poniente S.A.	(35,080)	(148,005)
Infraestructura 2000 S.A.	—	351,419
Gas Atacama Generación	—	816,103
Ingendesa (Ingendesa do Brasil)	44,914	(1,948)
Enigesa (Ingendesa do Brasil)	580	(70)

Total	(946,026)	(1,108,949)

Note 23. Other Income and Expenses

a.	The detail of other non-operating income is as follows:

	For nine month period
	ended September 30,

	2002	2003

	ThCh$	ThCh$
Adjustments to investments in related companies	779,307	283,025
Gain on sale of property, plant and equipment	2,723,597	2,525,568
Gain on sale of materials	740,155	2,195,987
Gain on forward contracts and swaps	8,899,416	—
Services - projects and inspections	13,122,863	11,145,044
Penalties charged to contractors and suppliers	4,865,999	4,062,346
CDEC-SING power settlement gain	10,767,534	906,343
Public lighting and telephone lines	5,618,448	8,697,862
Cost recoveries	3,135,292	8,432,466
Recoverable taxes	10,218,137	4,656,872
Effect of application of BT 64 (1)	246,774,635	12,731,591
Gain on sale of Compañía Eléctrica del Rio Maipo S.A.	—	88,092,394
Gain on sale of Infraestructura 2000 S.A.	—	592,931
indemnities and commissions	950,174	9,527,908
Dividend from investees	5,065,070	4,782,565
Other	10,202,916	6,206,463

Total	323,863,543	164,839,365

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b.	Other non-operating expenses are as follows:

	For the nine month period
	ended September 30,

	2002	2003
	ThCh$	ThCh$
Adjustments to investments in related companies	4,355,083	5,244,029
Cost of sales - materials	6,923,398	18,150,131
Loss on sale of fixed assets	2,394,472	8,681,791
Donations	58,074	1,231,402
Effect of application of BT 64 (1)	30,671,726	70,351,721
Contingencies and litigation	108,793,938	30,637,760
Deferred expense amortization	3,638,268	537,336
SIC power settlement loss	15,154,649	2,630,849
Pension plan expense	14,195,639	14,046,623
Revenue recovery	1,178,522	1,809,733
Penalties and fines	936,858	8,337,762
Cost of projects, inspections and other	1,626,341	3,315,652
Other taxes Argentina and Brazil	1,321,312	9,692,841
Others	10,978,079	11,318,166

Total	202,226,359	185,985,796

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 24. Price-level Restatement

The (charge) credit to income for price-level restatement is as follows:

	For the nine-month period
	ended September 30,

	2002	2003
	ThCh$	ThCh$
Assets
Inventory	432,148	489,992
Current assets	3,575,481	4,435,890
Property, plant and equipment	31,465,356	27,721,938
Accounts receivable from subsidiaries	2,325,393	2,077,809
Investment in subsidiaries	1,135,069	2,367,540
Amortization of goodwill	11,612,634	7,714,268
Other assets	9,521,457	20,416,992

Net credit - assets	60,067,538	65,224,429

Liabilities and Shareholders’ equity
Shareholders’ equity	(15,773,975)	(13,523,095)
Current and long-term liabilities	(33,666,114)	(53,476,111)
Minority interest	9,285,940	10,574,400
Accounts payable to subsidiaries	(11,557,950)	(15,568,837)
Non-monetary liabilities	(70,125)	(56,582)

Net charge-liabilities and shareholders’ equity accounts	(51,782,224)	(72,050,225)

Price-level restatement of the income statement	(1,414,840)	(458,596)

Net credits (charge) to income	6,870,474	(7,284,392)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

     Note 25. Exchange Differences

     The (charge) credit to income for foreign currency translation is as follows:

		For the nine-month period
		ended September 30,

		2002	2003
	Currency	ThCh$	ThCh$
Assets
Currents assets
Cash	US$	3,363,148	(3,652,069)
	Euro	—	(1,524)
	Other	(7,283)	83,179
Time deposits	US$	733,489	(9,313,335)
Accounts receivable, net	US$	336,329	(19,939)
	Other	—	43,682
Other accounts receivable, net	US$	933,068	(409,805)
	Euro	—	28,004
	Other	244,544	(31,907)
Prepaid expenses	US$	40,223	(43,312)
Other current assets	US$	32,954,622	(27,512,175)
	Other	(148,945)	21,319
Amounts due from related companies	US$	—	5,246
Non-current assets
Long-term receivables	US$	2,899,048	(5,722,949)
	Other	230,497	9,118
Amounts due from related companies	US$	22,201,062	(14,716,065)
Deferred expenses	US$	477,701	—
Other assets	US$	49,416,725	(82,725,960)
Forward contracts and swaps	US$	30,110,018	—

Total gain		143,784,246	(143,958,492)

		For the nine-month period
		ended September 30,

		2002	2003
	Currency	ThCh$	ThCh$

Liability
Current liabilities
Short-term debt due to banks	US$	(3,928,714)	5,954,582
and financial institutions	Euro	—	(3)
Current portion of long-term	US$	(3,884,957)	4,133,980
debt due to banks	Yen	(86,409)	29,899
and financial institutions	Other	(87,818)	34,356
	U.P.	(241,897)	13,359
	Euro	(26,673)	(126,668)
Current portion of bonds payable	US$	(9,969,752)	14,119,564
Current portion of notes payable	US$	(1,659,406)	971,368
Accounts payable	US$	306,899	27,223
	Euro	—	(39,333)
	Other	(796,679)	(3,322)
Miscellaneous payables	US$	(1,622,290)	601,035
Accrued expenses	US$	(15,456)	301,164
	Other	—	2,334
Deferred income	US$	(792,749)	4,458
Other current liabilities	US$	(455,717)	772,370
	Other	—	409,513
Dividends payable	Other	2,060	(110)
Long-term liabilities
Due to banks and	US$	(45,912,379)	63,725,391
financial institutions	Yen	(211,272)	13,107
	Euro	(61,820)	(6,168)
	U.P.	(279,921)	(39,204)
	Pound	(196,174)	34,481
Bonds payable	US$	(67,487,402)	60,453,571
Notes payable	US$	(8,335,520)	3,383,948
Accounts payable	US$	(328,067)	(129,752)
	Other	—	14,740
Other long-term liabilities	US$	(15,449,598)	6,999,661
Forward	US$	—	(18,191,849)

Total loss		(161,521,711)	143,463,695

Exchange difference - net loss		(17,737,465)	(494,797)

Note 26. Extraordinary Items

In this item, the Company shows the net equity 1.2% tax, in accordance with decree N°1,949 of August 29, 2002 of the Republic of Colombia; a tax that will be used for said country’s democratic security.

For the nine-month period ended September 30, 2002, the subsidiaries paying this tax and the corresponding amounts are as follows:

Company	ThCh$
Central Hidroeléctrica de Betania S.A.	2,217,225
Capital de Energía S.A.	71,612
Emgesa S.A.	9,676,252
Cam Colombia S.A.	34,670
Codensa S.A.	12,235,155

Total	24,234,914

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 27. Cash flow statement

•	Other financing disbursements for the nine-month period ended 2003

In the item “Other financing disbursements”, in the cash flow from financing activity, the following items are included disbursements of commissions for debt refinancing in the amount of ThCh$51,342,480, forward contract payments in the amount of ThCh$27,177,945, collar and collateral derivative contracts premiums in the amount of ThCh$5,475,663, payments to Siemens A,G, Alemania of ThCh$4,568,754 and other disbursements in an amount of ThCh$7,341,414.

•	Other investment incomes for the nine-month period ended 2003

In the item “Other investment incomes”, in the cash flow from investment activities, the following items are included income from the recovery of loans granted to the ex-subsidiary Infraestructura 2000 in the amount of ThCh$48,042,121, capital return amount of ThCh$1,233,843 and other items in the amount of ThCh$1,683,172.

Non-Cash Financing Transactions

•	Capital increase.

On March 31, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. Elesur S.A. (Endesa-Spain) subscribed for 14,406,840,511 new shares in June 30, 2003 (the first period) by capitalizing a ThCh$991,498,815 intercompany loan to Enersis.

Note 28. Share issuance costs

The expenses incurred until the year-end of the financial statements for the issuance and placement of shares which are in force until December 30, 2003 detailed below:

	For the nine-month period
	ended September 30,

	2002	2003
	ThCh$	ThCh$
Appraisal services	—	75,552
Printing costs	—	13,995
Legal cost	—	237,427
Financial adviser	—	10,408,791
Risk classification services	—	154,286

Total	—	10,890,051

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 29. Financial Derivatives

As of September 30, 2003 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the object of decreasing exposure to interest rate and foreign currency risk, as follows:

						As of September 30, 2003

						Initial	Closing
	Nominal					hedged	hedged
Type	amount	Date of		Sale /		amount	amount
(1)	US$	maturity	Item	Purchase	Hedged item	ThCh$	ThCh$
FR	173,000,000	III quarter 03	Exchange rate	C/V	Bank obligations	114,347,810	114,347,810
FR	33,160,000	IV quarter 03	Exchange rate	C	Bank obligations	21,917,765	21,917,765
FR	165,000,000	IV quarter 03	Exchange rate	C	Bank obligations	102,383,660	102,383,660
FR	7,000,000	I quarter 04	Exchange rate	C	Bank obligations	4,626,790	4,626,790
FR	5,000,000	II quarter 04	Exchange rate	C	Bank obligations	3,304,850	3,304,850
FR	2,000,000	III quarter 06	Exchange rate	C	Bank obligations	1,321,940	1,321,940
FR	41,000,000	III quarter 03	Currency	C	Bonds	27,099,770	27,099,770
OE	15,700,000	II quarter 05	Interest rate	C	Bank obligations	10,377,229	10,377,229
OE	50,000,000	II quarter 04	Interest rate	C/V	Bank obligations	36,578,000	36,578,000
OE	325,000,000	III quarter 04	Interest rate	C/V	Bank obligations	234,227,500	234,227,500
OE	50,000,000	III quarter 05	Interest rate	C/V	Bank obligations	36,578,000	36,578,000
OE	250,000,000	I quarter 06	Interest rate	C/V	Bank obligations	175,831,000	175,831,000
OE	650,000,000	II quarter 06	Interest rate	C/V	Bank obligations	471,984,500	471,984,500
OE	50,000,000	II quarter 04	Interest rate	C/V	Bank obligations	33,048,500	33,048,500
OE	75,000,000	III quarter 04	Interest rate	C/V	Bank obligations	49,572,750	49,572,750
OE	50,000,000	I quarter 06	Interest rate	C/V	Bank obligations	33,048,500	33,048,500
OE	150,000,000	II quarter 06	Interest rate	C/V	Bank obligations	99,145,500	99,145,500
S	11,657,290	I quarter 04	Exchange rate	C	Bank obligations	7,705,119	7,705,119
S	13,008,308	I quarter 04	Interest rate	C	Bank obligations	8,598,101	8,598,101
S	10,800,763	II quarter 04	Interest rate	C	Bank obligations	7,138,980	7,138,980
S	175,000,000	II quarter 08	Interest rate	C	Bank obligations	115,669,750	115,669,750
S	7,607,033	IV quarter 03	Exchange rate	C	Bank obligations	5,028,021	5,028,021
S	95,516,783	I quarter 04	Exchange rate	C	Bank obligations	63,133,728	63,133,728
S	5,476,990	II quarter 04	Exchange rate	C	Bank obligations	3,620,126	3,620,126
S	63,019,628	III quarter 04	Exchange rate	C	Bank obligations	41,654,084	41,654,084
S	820,485	IV quarter 04	Exchange rate	C	Bank obligations	542,316	542,316
S	820,485	I quarter 05	Exchange rate	C	Bank obligations	542,316	542,316
S	76,566,987	II quarter 09	Exchange rate	C	Bonds	53,529,512	53,529,512
S	14,000,000	II quarter 05	Interest rate	C	Bank obligations	9,253,580	9,253,580
S	49,105,000	IV quarter 03	Interest rate	C	Bank obligations	32,456,932	32,456,932
S	53,191,000	II quarter 06	Interest rate	C	Bank obligations	35,157,655	35,157,655
S	50,000,000	I quarter 04	Interest rate	C/V	Bank obligations	36,578,000	36,578,000
S	50,000,000	III quarter 04	Interest rate	C/V	Bank obligations	36,578,000	36,578,000
S	115,000,000	II quarter 08	Interest rate	C/V	Bank obligations	30,725,520	30,725,520
S	94,470,311	III quarter 06	Currency	C	Bonds	66,486,881	66,486,881
S	94,470,311	III quarter 06	Currency	C	Bonds	676,703	676,703
S	50,000,000	III quarter 06	Currency	V	Bonds	35,189,296	35,189,296
S	50,000,000	III quarter 06	Currency	V	Bonds	307,398	307,398

(1)	Fr = Forward, S = Swap

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 30. Commitments and Contingencies

Direct guarantees held by third parties:

			Committed assets

					Accounting
Guarantee	Subsidiary	Type guarantee	Type	Currency	value
Banco Santander agent syndicate credits	Enersis S.A.	Pledge	Shares and intercompany loans (Chilectra)	ThCh$	852,554,171
Banco del Estado de Chile	Pehuenche S.A.	Chat. Mortg. Whithout
		conveyance	Equipment	ThCh$	12,259,254
Arriendo Maq. y Const. Talca Ltda.	Pehuenche S.A.	Bank bond		ThCh$	—
Director Aduana de Chile	Pangue S.A.	Bill of exchange		ThCh$	59,487
Bancos Acreedores	Pangue S.A.	Mortgage and pledge	Real Estate, properties
			and equipment	ThCh$	85,814,422
Mitsubishi Corp.	San Isidro S.A.	Chattel mortgage	Facilities	ThCh$	79,315,592
Crédito Sindicado Citibank N.A.	Pehuenche S.A., Pangue,
	Celta	Pledge		ThCh$	317,832,146
Banco Estado	Tunel el Melon	Pledge over 45% of income		ThCh$	1,049,931
Soc. de Energia de la República Argentina	Endesa Argentina, Central Costanera	Pledge	Shares	ThCh$	92,122,989
J. P. Morgan Bank e ING Bank	Central Costanera	Pledge	Investment	ThCh$	42,148,374
Banco Santander Central Hispano	Conosur	Pledge	Shares	ThCh$	57,223,213
Varios Acreedores	Endesa Matriz	Bond		ThCh$	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Pending balance
	at September 30,			Release of guarantees

Guarantee	Currency	2002	2003	2004	2005	2006
Banco Santander agent syndicate credits	ThCh$	—	664,608,361	—	—	—
Banco del Estado de Chile	ThCh$	987,034	4,235	4,235	—	—
Arriendo Maq. y Const. Talca Ltda.	ThCh$	—	2,519	2,519	—	—
Director Aduana de Chile	ThCh$	69,340	59,487	59,487	—	—
Bancos Acreedores	ThCh$	23,322,159	15,909,058	3,505,970	3,505,970	3,505,864
Mitsubishi Corp.	ThCh$	57,972,160	42,083,315	—	—	—
Crédito Sindicado Citibank N.A.	ThCh$	—	317,832,146	—	—	—
Banco Estado	ThCh$	7,648,673	6,221,949	—	—	—
Soc. de Energia de la República Argentina	ThCh$	37,918,755	14,083,850	—	—	—
J. P. Morgan Bank e ING Bank	ThCh$	—	55,500,654	—	—	—
Banco Santander Central Hispano	ThCh$	133,719,581	122,007,263	—	—	—
Varios Acreedores	ThCh$	4,424,810	1,362,867	—	—	—

Indirect guarantees held by third parties:

			Committed assets

					Accounting
Guarantee	Subsidiary	Relation	Type	Currency	value
Citibank N.A.	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—
Midlabank (BSCH)	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—
Banco Santander Central Hispano	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—
J.P. Morgan & Co. Y C.S.F.B.	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	99,145,500
Banco San Paolo IMI	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—
BNP	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—
BBVA	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—
Mitsubishi Co.	Cia. Eléctrica San Isidro S.A.	Subsidiary	Guarantor	ThCh$	42,083,315
Banco Español de Crédito	Cia. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	27,702,882
Banco Santander	Cia. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	—
ABN Bank	Cia. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	1,949,893
Chase Manhattan Bank	Endesa de Colombia S.A.	Subsidiary	Guarantor	ThCh$	196,959,228
Banco Santander Central Hispano	Cia. Eléctrica Conosur S.A.	Subsidiary	Guarantor	ThCh$	122,007,263

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Pending balance
	at September 30,			Liberación de garantías

Guarantee	Currency	2002	2003	2004	2005	2006	2008
Citibank N.A.	ThCh$	385,626,255	—	—	—	—	—
Midlabank (BSCH)	ThCh$	6,078,147	—	—	—	—	—
Banco Santander Central Hispano	ThCh$	118,956,116	—	—	—	—	—
J.P. Morgan & Co. Y C.S.F.B.	ThCh$	115,566,476	99,145,500	—	—	99,145,500	—
Banco San Paolo IMI	ThCh$	77,168,230	—	—	—	—	—
BNP	ThCh$	153,096,314	—	—	—	—	—
BBVA	ThCh$	153,177,692	—	—	—	—	—
Mitsubishi Co.	ThCh$	57,972,160	42,083,315	—	—	—	42,083,315
Banco Español de Crédito	ThCh$	39,597,702	27,702,882	—	—	—	27,702,882
Banco Santander	ThCh$	819,210	—	—	—	—	—
ABN Bank	ThCh$	4,549,983	1,949,893	—	1,949,893	—	—
Chase Manhattan Bank	ThCh$	217,233,075	196,959,228	196,959,228	—	—	—
Banco Santander Central Hispano	ThCh$	133,719,581	122,007,263	—	—	—	122,007,263

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Litigation and other legal actions:

Enersis S.A. Individual

i.	On May 30, 2000 Pérez Companc S.A., today PECOM ENERGIA S.A. and PCI Power Edesur Holding Limited (together, “PECOM”) commenced an action against Endesa-Chile, Chilectra and Enersis (together, “Enersis Group”) before the Arbitration Court of the International Chamber of Commerce, Paris, France. PECOM has petitioned the court to either:

Recognize its alleged right to nominate both a director and an alternate director in addition to the directors whom it already has the right to nominate in Distrilec Inversora; or State that PECOM and the Enersis Group should each have an equal number of directors in Distrilec Inversora.

On August 2, 2000, Enersis Group contested PECOM’s action and presented a counterclaim requesting the court to terminate several agreements among the parties. Likewise, PECOM requested to be compensated by the Enersis Group if the agreements among the parties were terminated. Based on the provisional estimates made by PECOM, the Arbitration Court determined that the amount of the suit is between US$ 180-200 million. The parties have presented their arguments, evidence and final allegations. The Arbitration Court issued an arbitration award on September 2, 2002, ruling that Enersis Group and PECOM keep their rights to nominate equal number of board members in Distrilec Inversora S.A. and rejecting not only the Enersis Group’s counterclaim, but also Epsom’s claim for compensation of approximately US$ 200 millions. Enersis Group challenged the arbitration award through an appeal for annulment, which was filed before the Uruguayan Court of Appeals. The Republic of Uruguay is the domicile established by the Arbitration Court for all legal purposes. The Uruguayan Court of Appeals has concluded the probative period and is working on the final judgment.

On June 18, 2003, Montevideo’s Civil Court of Appeals, 2nd Circuit, ruled on an unappealable basis that the ruling of the Arbitration Court of the International Chamber of Commerce Stands, therefore the Arbitral Award remains definitive.

ii.	Other Lawsuits

As of September 30, 2003 there are others certain complaints against the Company for damage, labor lawsuits, economic protection appeals and Internal Revenue Service review, and in the management’s opinion and that of in-house legal counsel, the risk of the Company being ordered to pay indemnities in the amounts claimed such lawsuits is remote. Therefore no provision has been set up for the indemnities being claimed.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Enersis’ Distribution Electricity Subsidiaries

As of September 30, 2003, there are certain complaints against the Enersis’ Subsidiaries Chilectra S.A. e Inmobiliaria Manso de Velasco Limitada for damages, which management believes are not significant based on reports from its legal counsel or for which the Company has made provisions up to the corresponding insurance coverage deductibles.

Cerj S.A.

On the basis of management estimates and the legal counsel opinion, Cerj established a provision of ThCh$124,541,605 of which ThCh$33,711,494 relates to labor lawsuits related to overtime, unjustified layoffs and hardship pay ThCh$27,154,196 to civil lawsuits filed by former clients for interest and penalties charged on late payments of energy bills and ThCh$63,675,915 to tax lawsuits, related to collection of taxes and penalties.

Codensa S.A.

On the basis of management estimates and of legal counsel assessment, Codensa established a provision in the amount of US$1.6 million.

Endesa-Chile Individual

i.	Court : Supreme Court of Argentina
Process number : 2753-4000/97
Cause : Dirección Provincial de Rentas, Provincia de Neuquén versus TGN (Transportadora de Gas del Norte S.A.). Resolution regarding Stamp Tax sum that eventually should be paid jointly by TGN and ENDESA.
Process status : TGN requested a precautionary measure before the Supreme Court of Argentina to paralyze the proceeding filed by the Province of Neuquen, which was accepted. Therefore the administrative complaint proceeding is paralyzed.

Amounts involved: ThCh$3,156,128 ($Arg 13,943,572.54) (Includes tax, interest and fines).

ii.	Court : Arbitration Court
Process number : N/A
Cause : On December 27, 2001, Empresa Nacional de Electricidad S.A. was notified of an arbitration to resolve controversies related to insurance policy N°94.676, issued by Compañía de Seguros Generales Consorcio Allianz, currently AGF/Allianz Chile Compañía de Seguros Generales S.A., in favor of Endesa, for the construction of the Ralco Hydroelectric Plant. Process status: Endesa replied to the complaint sustaining that the plaintiff is distorting the facts, omitting information that was provided by Endesa-Chile, altering the risks covered by the contract and is unaware of the stipulations in the policy; that the flood that affected the Cofferdam was an insurable risk, included in the policy, and therefore it should be rejected since it has no foundation in fact or in law.

Amounts involved: ThCh$9,253,580 (ThUS$14,000).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

iii.	Hqi Transelec Chile S.A. Vs. Endesa.

Lawsuit Contents: Action by arbitration proceeding on the additional usage charges for the connections of Endesa’s customers, Codelco Salvador, since October 1, 2001, CMP (Cia. Minera del Pacifico), Emelat and Eso La Silla, since January 1, 2002, for the usage of transmission facilities by the plaintiff.

Transelec requests that Endesa be sentenced to pay the amount of $3,617,831,425 (US$4,955,933), which Endesa would owe it by way of additional usage charge, for Endesa’s usage of its transmission system to supply electricity to the abovementioned customers. Endesa states that said usage charge is not applicable, because the spans of the transmission system it uses to provide such supply is within the area of influence of Endesa’s Power Stations, and as provisioned in the Basic Usage Charge Agreement signed with Transelec, Endesa is entitled to circulate electricity for those customers without paying additional usage charges. Endesa also argues that the Additional Usage Charge Agreement for said customers expired along with the validity of the past supply agreements, and therefore a new additional usage charge agreement should be entered into with Transelec; in the meantime, the law should be abided by regarding the spans contained within the area of influence of Endesa’s Power Stations, and neither payment of additional usage charges, nor payment of basic usage charges regarding backflow spans are applicable.

Process Status: On July 30, 2003, the Court pronounced sentence. The ruling was in favor of ENDESA and completely rejected the action on all its parts, uniformely. HQI TRANSELEC filed a complaint and dismissal appeal in the form. ENDESA became a party arguing against the appeal, and requested a joint hearing. The trial hearing is pending.

Forecast: Considering the current status of the process, it is probable that HQI TRANSELEC’s appeals will be rejected.

Endesa-Chile Subsidiaries

Pehuenche S.A.

i.	Court : 20th Civil Courthouse of Santiago
Process number : 5863-2001
Cause : Empresa Eléctrica Pehuenche S.A. versus Empresa Eléctrica Colbún S.A. This complaint is for services rendered by Pehuenche S.A. to Colbún during the drought period.
Process status : Case is awaiting sentencing.
Amounts involved: ThCh$1,321,940 (ThUS$2,000).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ii.	Court : Court of Appeals of Talca
Process number : 39945
Cause : Asociación del Canal Maule versus DGA Resolution 1768 dated November 1984 related to the approval of reservoir works and building of the Colbún power plant. Pehuenche also filed a complaint to reinforce the claim of the irrigation subscribers that it is the obligation of Colbun S.A. to operate a reservoir above an elevation of 425 meters above sea level.
Process status : Resolution was passed rejecting the complaint.
Amounts involved: Undeterminable.

iii.	Actions were filed related to the payment of compensation as per Supreme Decree N°287, dated 1999 and issued by the Ministry of Economy, Development and Reconstruction and modification of Art. 99 bis of DFL N°1/82 of Mining Law.

iv.	Court : 24th Civil Court of Santiago
Process number : 3908-99
Cause : A precautionary prejudicial measure was presented and was denied by the Tribunal. In the same proceeding Pehuenche presented an ordinary public law motion to vacate against Sociedad Austral de Electricidad S.A.
Process status : Sentence was passed on December 10, 2002. Pehuenche has appealed the verdict and is awaiting the decision of the Appeals Court of Santiago.
Amounts involved: Undeterminable.

v.	Court : 17th Civil Courthouse of Santiago
Process number : 3940-99
Cause : Pehuenche versus Chilectra S.A. A precautionary prejudicial measure was presented and denied by the Tribunal. Pehuenche presented in the same case, an ordinary suit to annul public rights against Chilectra S.A.
Process status : Summoned to hear sentence
Amounts involved: Undeterminable.

vi.	Court : 20th Civil Courthouse of Santiago
Process number : 4005-99
Cause : A precautionary prejudicial measure was presented and denied by the Tribunal. Pehuenche presented in the same case, an ordinary public law motion to vacate against Empresa Eléctrica Atacama S.A.
Process status : Summoned to hear sentence
Amounts involved: Undeterminable.

vii.	Court : Santiago Court of Appeals
Process number : 6515-99
Cause : CDEC-SIC failure to provide timely information to the CNE. Resolution 1,557 dated October 1, 1999. The State Defense Council made itself a party to the case.
Process status: Pending hearing. CDEC-SEC report ordered once again to hear the case.
Amounts involved: Five fines for a total of 1,610 Units of Tax Measurement (“UTM”) or ThCh$47,786.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

viii.	Court : 5th Civil Courthouse of Santiago
Process number : 2272-99
Cause : Resolution 631 dated April 27, 1999, for not establishing Dispatch Center before January 1, 1999. The court resolved that it received the case for trial. Pending official letter to the Superintendency of Electricity and Fuels (SEC).
Process status : Verdict notification pending.
Amounts involved: Fine of ThCh$14,841 (500 UTM).

ix.	Court : 16th Civil Courthouse of Santiago
Process number : 4164-97
Cause : Claim against Resolution 856, resulting in a fine imposed on October 16, 1997, for failure on May 11, 1997.
Process status : Rejected recourse, appeal prepared, awaiting reopening of file.
Amounts involved: Fine of ThCh$13,356 (450 UTM).

x.	Court : 16th Civil Courthouse of Santiago
Process number : 1928-98
Cause : Claim against Resolution 331 dated May 8, 1998, for failure on October 13, 1997.
Process status : Rejected recourse, pending appeal.
Amounts involved: Fine of ThCh$8,904 (300 UTM).

xi.	Court : SEC
Process number : N/A
Cause : Reposition appeal before the SEC for Resolution 805 dated May 2, 2000 for a fine for failure on July 14, 1999.
Process status : Pending resolution.
Amounts involved: Fine of ThCh$142,469 (400 UTA).

xii.	Court : 3rd Local Police Court of Santiago
Process number : 50419-AGO
Cause : SERNAC with Pehuenche, claim for lack of electrical supply
Process status : Rejected recourse, pending appeal.
Amounts involved: Fine of ThCh$1,484 (50 UTM).

Appeal for Reconsideration of Judgment before the Sec for Resolution No. 1,429 dated August 14, 2003. Said resolution imposed a fine of UTA 1,500, for the blackout which occurred in September 23, 2002.

Empresa Eléctrica Pangue S.A.

i.	Court: 1st Civil Court of Santiago
Process number : 1294-99
Cause : Claim against Resolution SEC 415 dated March 12, 1999 which fined Pangue for not complying with Article 9 of rationing Decree 640, which is to inform the SEC of normal customer consumption of its customers. Pangue made itself a party before the Court of Appeals. A motion to vacate was filed before the Supreme Court.
Process status : Pending hearing.
Amounts involved: Fine of ThCh$297 (10 UTM).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ii.	Court: 1st Civil Court of Santiago
Process number : 2273-99
Cause : Claim against SEC Resolution N°631 dated April 27, 1999 that fined Pangue for infraction of Article 183 of the Regulation when it did not build an independent Dispatch and Control Center.
Process status : On June 16, 2002, a judgment was passed ordering a fine to be paid. Pending official notification of judgment.
Amounts involved: Fine of ThCh$14,841 (500 UTM).

iii.	Court: 23rd Court
Process number : 4293-97
Cause : Claim against SEC Resolution N°856 dated October 16, 1997, which fined for a blackout on May 1, 1997.
Process status: On May 31, 1999, judgment was passed ordering fine to be paid. Appeal made on November 29, 1999 and is pending hearing.
Amounts involved: Fine of ThCh$13,356 (450 UTM).

iv.	Court: 23rd Court
Process number : 1910-98
Cause : Claim against SEC Resolution N°331 dated May 8, 1998 that fined Pangue for a blackout on October 13, 1997. The Tribunal rejected the recourse in its verdict dated July 30, 1999.
Process status : Appealed to the Court of Appeals and is pending hearing.
Amounts involved: Fine of ThCh$14,841 (500 UTM).

v.	Court: Superintendency of Energy and Fuels (SEC)
Process number : N/A
Cause : Appeal to set aside before the SEC by SEC Resolution N°740 dated April 26, 2000 which fined Pangue for blackout on July 14, 1999.
Process status : Pending resolution.
Amounts involved: Fine of ThCh$106,852 (300 UTA).

vi.	Court: 18th Civil Court of Santiago
Process number : 3886-99
Cause : Ordinary public right annulment complaint. Request to annul obligation to pay compensation to regulated price users derived from electric rationing decree N°287 issued by the Ministry of Economy.
Process status : Judgment pronouncement pending
Amounts involved: Undeterminable.

vii.	Appeal for Reconsideration of Judgment before the SEC for Resolution No. 1.432 dated August 14, 2003. Said resolution imposed a fine of UTA 1,000, for the blackout which occurred on September 23, 2002.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

viii.	There are 37 administrative oppositions presented by Pangue S.A. before the Provincial Government of Malleco, to the corresponding requests of diverse individuals to regularize water use rights in the Commune of Lonquimay.

ix.	Petitioner: Carlos Castillo Osorio and others
Appeal against: Empresa Eléctrica Pangue S.A.
Recourse: The inhabitants of Hualqui filed a protection recourse against Pangue S.A. for flooding three villages in that locality. They attribute the rise of the Bio Bio River as a consequence of opening the floodgates of the Pangue Power Plant as the actionable cause. They request that the Court adopt all necessary measures to reestablish the jurisdiction of the law and ensure due protection of the inhabitants of the Hualqui Community.
Process status: The court of Appeals requested a report from Pangue S.A. extending the deadline to inform.

San Isidro S.A.

i.	Court: 7th Civil Court of Santiago
Process number : 2195-99
Cause: Resolution No. 628 dated April 27, 1999 for infraction of Article 183 of Supreme Decree 327, issued by the Chilean Ministry of Economy, by not establishing the independent Dispatch and Control Center before January 1, 1999.
Process status: Summoned to hear sentence.
Amounts involved: Fine of ThCh$14,841 (500 UTM).

ii.	Court: Superintendency of Energy and Fuels (SEC)
Process number : N/A
Cause : Appeal to set aside before the SEC the SEC Resolution N°719 dated April 24, 2000, which fined San Isidro ThCh$52,900 (150 UTA), for a blackout on July 14, 1999.
Process status: Pending administrative resolution.
Amounts involved: Fine of ThCh$53,426 (150 UTA).

iii.	File No. 2753-4000/97
Cause: Resolution regarding Stamp Tax (includes taxes, interest and fines), amount that eventually must be paid by TGN and Endesa, according to gas transport contracts signed by both companies on October 17, 1995 and February 20, 1998. Notified on March 27, 2001. Reconsideration will be requested. TGN filed a precautionary measure with the Supreme Court of Argentina to stop the procedure initiated by the Providence of Neuquén, which was accepted, and in consequence, the administrative claim proceeding is currently pending.
Amounts involved: ThCh$3,156,128 ($Arg13,943,572.54).

iv.	Cause: On June 12, 2003, an arbitration proceeding was filed were against San Isidro and Endesa-Chile by Minera Los Pelambres in order for the arbitrator to declare the non-fulfillment of San Isidro with the energy and power supply contract originally signed by Endesa-Chile with Pelambres on October 28, 1996 and which on January 26, 2000, Endesa-Chile assigned to San Isidro, leaving it subsidiarily obligated for the obligations arising from the contract with San Isidro. The complaint is founded on interruptions and unavailability of electricity during 2001 and 2002, which according to the contract are penalized with fines, which San Isidro has refused to pay.
Process status: currently answering complaint.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Amounts involved: ThCh$1,769,576 (ThCh$1,769,576) plus the readjustment established in the contract and common interest up to the date of the effective payment. Outcome: Undeterminable.

Compañía Eléctrica de Tarapacá S.A. - Celta

i.	Court: Superintendency of Energy and Fuels (SEC)
Process number: Official Letter 4966
Cause : Formulation of SEC charges, dated August 3, 2000 for SING blackout on September 23, 1999.
Process status : Pending SEC Resolution.
Amounts involved: Undeterminable.

ii.	Court: 20th Civil Court of Santiago
Process number: 2760-2000
Cause: Verification of Credit in Inmobiliaria La Cascada Agreement.
Process status: Report No. 1 was received from the Liquidating Commission. A first distribution of funds from the sale of goods took place; Celta received ThCh$60,557.
Amounts involved: ThCh$203,718.

iii.	Court: 30th Civil Court of Santiago
Process number: 4061-2002
Cause: Lawsuit for annulment and other actions filed by Sociedad Punta de Lobos S.A. against Endesa-Chile, Celta and the Chilean Government. The complaint requests that any attempted assignment, transfer, or any legal action presented by Endesa-Chile to Celta be rejected with respect to the marine concession granted to Endesa-Chile in the Punta Patache sector. It also requests that the concession be taken away from Endesa-Chile due to alleged violations of the laws that regulate marine concessions, and that all assets constructed on the concession lands be converted to property of the Government. Endesa-Chile contends that the plaintiff lacks a legal interest in its claim due to the fact that it is not a party to the concession contract.

Process status: On August 28, 2002 the Tribunal declared as a precautionary measure the prohibition to take action or execute contracts in respect to the marine concession granted to Endesa-Chile and in respect to the real estate which by nature composes or forms part of that concession.

On September 8, 2003, the Court of Appeals accepted the remedy of appeal filed by Punta de Lobos regarding the foreign plea accepted in first instance.

As a result of the above, Endesa and Celta defended the suit regarding the second and third claims to which Punta de Lobos replied, and the rejoinder proceeding is still pending which ends the discussion stage and commences the evidence stage.

Similarly, the request by Endesa and Celta for the lifting of the precautionary measures continued.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Amounts involved: If a forfeiture of the marine concession is declared, the dock installation would be affected, which has a value of US$15,000,000 and would become the property of the government, seriously affecting the operation of Celta’s thermal power plant.

iv.	Court: 12th Civil Court of Santiago
Process number: 5237-2002
Cause: Lawsuit against Empresas Eléctricas del Norte Grande S.A. (EDELNOR et al, including Celta) for reimbursement of compensation paid by the electrical distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., to their customers due to the blackout on July 25, 1999 of the Sistema Interconectado del Norte Grande (SING). The complaint is directed against EDELNOR, Electroandina, Norgener, AES Gener and Celta to jointly reimburse the electrical distributors.

Process Status: The discussion period ended. On August 19, 2003, the Court ruled a resolution that admitted the evidence and set the evidence issues. Substituted service is pending. Outcome of the lawsuit if taken to trial is not determinable.

v.	Court: 8th Civil Court of Santiago.
Process number: 129-2003
Cause: Lawsuit brought against Endesa S.A., Celta S.A. and Terminal Marítimo Minera Patache S.A. by Sociedad Punta de Lobos S.A. regarding the rejection of its offer for the concession to operate the Minera Patache sea terminal, which Punta de Lobos S.A. considers a breach of contract.
Endesa S.A. maintains that no such contractual obligations regarding the concession exists.
Process status: In discussion.
Amounts involved: Undeterminable.

On July 14, 2003, the Court issued a resolution that specified the scope of the precautionary measures pronounced in the trial, stating it does not prevent the transfer of Puerto Patache. Said resolution was appealed by Punta de Lobos, and the requested injunction to preserve the status quo was denied twice.

In the background, the discussion stage and the period to submit evidence have ended, and there are only two productions of documents proceedings pending in order to render the cause for judgment.

vi.	Plaintiff: Sociedad Punta de Lobos S.A.
Defendant: Chilean Treasury
Cause: The plaintiff requests that decree 139 is filed. This decree accepted extension of Endesa’s Marine Concession for shipping salt via Puerto Patache, which was one of the conditions established in the promise of sale that Endesa and Celta signed with Terminal Marítimo Puerto Patache S.A. Therefore, if the lawsuit is accepted, said operation would be at risk.

Process status: The plaintiff obtained a precautionary measure for “immediate suspension of the decree.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The Treasury filed dilatory exceptions which have not been resolved. Endesa and Celta are parties in the lawsuit.

Amounts involved: Undetermined.

The discussion stage has ended, that is, the IRS and Endesa defended the suit requesting its denial, Punta de Lobos replied, and IRS and Endesa replied to the counterclaim, and a writ of evidence was issued on October 17, 2003, therefore after the presented reconsiderations are resolved, the trial stage will begin.

As regards to the precautionary measures, Endesa’s request to set them aside is still pending.

Hidroeléctrica El Chocón S.A.

On December 28, 2000 the Federal Public Revenues Administration – General Tax Services (FPRA-GTS) notified Hidroeléctrica El Chocon S.A. that it owed ThCh$397,247 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroeléctrica El Chocón S.A. must pay ThCh$902,545 for related accrued interest calculated as of December 20, 2000. Hidroeléctrica El Chocón S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes. Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroeléctrica El Chocón S.A. ThCh$278,073 which Hidroeléctrica El Chocón S.A appealed by on February 20, 2001.

On December 28, 2000 Hidroeléctrica El Chocón S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to ThCh$179,751 as of December 11, 2000, as well as an imposed fine of ThCh$226,926. On February 20, 2001 Hidroeléctrica El Chocón S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.

On June 26, 2000, Hidroeléctrica El Chocón S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$356,290. Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

On December 28, 2001 Hidroeléctrica El Chocón S.A. received notification from the Provincial Revenue Services of Buenos Aires that it owed ThCh$222,727 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount. On January 15, 2002, Hidroeléctrica El Chocón S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Hidroinvest S.A.

On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$794,530 for gains realized in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$1,709,035 and related fines of ThCh$556,917. On February 19, 2001, Hidroinvest S.A. filed an appeal to the notice.

Central Costanera S.A.

Central Costanera S.A. has a debt obligation corresponding to an agreement related to Work Order No. 4322 (the “Agreement”). Central Costanera S.A. has fixed the obligation at one peso equal to one US dollar in accordance with applicable laws. However, certain laws have exempted certain obligations from this fixed exchange rate, and should the Secretary of Energy rule that the obligations of Central Costanera S.A be exempted, an appeal would be filed. Central Costanera S.A. would to have to pay an additional ThCh$16,986,929 in the event of an unfavorable ruling.

Edegel S.A.

i.	Court: Peruvian Federal Court

Process number: N/A

Cause: From November 2000 to October 2001, the Peruvian tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes and general sales taxes of Edegel S.A. from 1995 to 1999. As a result of the audits, in December 2001, SUNAT imposed back taxes and related fines.

Process status: In November 2002, the Government Court issued its verdict indicating that: SUNAT would have to once again audit Edegel S.A. related to rejected expenses for amortization of negative goodwill.

On July 10, 2003, Edegel was notified of Resolution No. 0150150000032 that establishes that the partnership’s claim is partially justified, but the tax benefits as per Law No. 26283 do not apply. Edegel appealed this resolution on August 1, 2003.

Amounts involved: As of September 30, 2003, provisions for these contingencies have been made amounting to ThCh$10,443,326 (US$15.8 million).

In the opinion of its external legal counsel, the result of this controversy will be favorable to the Company.

ii.	Lawsuits have been filed by ESSALUD for payment of contributions amounting to ThCh$3,025,000 (US$4.21 million). In the opinion of Management and their external legal counsel, it is probable that these proceedings will be resolved in favor of the Edegel S.A.; thus no liabilities have been recorded as of September 30, 2003.

iii.	Claims have been filed against Talleres Mayopampa S.A. amounting to ThCh$1,052,234 (US$1,592,000). The subsidiary has filed the corresponding countersuits and appeals, which have not yet been settled. In the opinion of Management and external legal counsel, these actions neither independently nor jointly will have a significant adverse effect on the financial position, results of operations or liquidity of Edegel S.A.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Central Cachoeira Dourada S.A.

In April 2003, Companhia Elétrica do Estado de Goiás S.A. (“CELG”), the only client of our Brazilian subsidiary, Cachoeira Dourada, obtained an interim order that allowed CELG to suspend payments in respect to a firm contract for long-term purchase of energy it has with Cachoeira Dourada. On July 4, 2003, the Court presiding over this dispute determined that CELG had to make payments to Cachoeira Dourada until the final resolution of the litigation with price ranges inferior to those of R$61.63 per MWh, amounts included in the current purchase contract. Cachoeira Dourada has decided to appeal this decision.

On July 23, 2003, the Regional Federal Court of the 1st Region has decided in favor of Cachoeira Dourada finding that CELG must pay the entire amount owed.

On July 29, 2003, the ruling was reconsidered and the previous decision was maintained which compels CELG to pay R$31.50 per MWh to Cachoeira Dourada; this is currently in force.

On August 18, 2003, the Judge approved the execution of a settlement hearing between Cachoeira Dourada and CELG on September 04, 2003, but no agreement was reached. A technical valuation has been set up that is in progress.

On December 19, 2003, a temporary measure was granted ordering CELG to provide in a judicial account the difference between the value paid to Cachoeira Dourada and the value stipulated in the contract as a guarantee pending a final decision of the Court.

On December 23, 2003, CELG appealed the temporary measure.

On December 26, 2003, the judge granted a stay to the appeal filed by CELG, and the decision requiring CELG to provide a guarantee was maintained.

Compañía de Interconexión Energética (CIEN)

In January 2003, Companhia Paranaense de Energía – COPEL (“Copel”) suspended its payments to Companhia de Interconexão Energética (CIEN), in respect to the firm contract for purchase of energy and power, which was signed in 1999. In addition CIEN sells energy to another three Brazilian companies . Copel cited the economic and financial imbalance of the 1999 contracts as the reason for its violation. In addition Copel has requested a review of the previously agreed upon prices.

CIEN and Copel are currently negotiating in order to reach an agreement on the matter in order to continue with the current contracts.

On August 18, 2003, CIEN and COPEL reached an agreement and signed a “Memorandum of Understanding” that reflects the renegotiation of Agreements 001/99 and 002/99.

Said agreement will be the basis for the contractual additions to be signed, and essentially determines the following: (i) a reduction in the Agreements signed that modifies the agreed amounts from 400 MW to 200 MW each; (ii) a term of seven (7) years for the additions, starting on January 1, 2003, and ending on December 31, 2009; (iii) CIEN’s taking on the portion that refers to the CUST for the introduction of energy in the basic network up to the center of gravity; (iv) the reference annual payment flow, which will be paid in monthly portions of the payable invoices; and (v) new conditions for price adjustment.

The Memorandum of Understanding establishes that the Commercialization Agreement signed by the parties on December 13, 1999, should be canceled by mutual settlement.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

At present, negotiations continue for the definitive signature of the contractual additions, which, according to the aforesaid, will refer to the terms and conditions set forth in the “Memorandum of Understanding”.

CIEN and Copel are currently in discussions in order to reach an agreement on the matter.

In December 2003 supplementary or additional agreements between CIEN and Brazilian company COPEL, pursuant to which the original contracts between both companies were amended, were signed. As a direct result of the signing of these additional agreements, R$203 million were immediately paid to CIEN by COPEL.

Restrictions:

Enersis S.A.

The Company’s loan agreements establish an obligation to comply with the following financial ratios, on a consolidated level:

•	Enersis’s ratio between debt and cash flow for four quarters and that of its Chilean subsidiaries did not exceed 11.4x;

•	The ratio of consolidated debt to EBITDA for four consolidated quarters, not exceeding 6.5x;

•	The ratio of Enersis and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.25x;

•	The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 85%;

•	Assets corresponding to companies whose business is regulated, is not to be less than 50% of the total consolidated assets.

•	Minimum shareholders’ equity at least equal to ThCh$457,542,810 (U.F.27 million)

As of September 30, 2003 all these obligations have been met.

Chilectra S.A.

The Company did not have any management restrictions or financial covenants during the years ended September 30, 2003.

The Company holds long-term energy purchase contracts with Endesa, Gener S.A., Pangue S.A., Colbún Machicura S.A., Carbomet Energía S.A., Empresa Eléctrica Puyehue S.A. (formerly Pilmaiquén), Sociedad Canalistas del Maipo and Iberoamerica de Energía IBENER S.A., the terms of which extend to beyond 2003, in order to ensure its supply and corresponding cost.

Endesa S.A.

On a consolidated level, Endesa must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:

•	Endesa’s ratio between debt and cash flow for four quarters and that of its Chilean subsidiaries did not exceed 9.5x;

•	The ratio of consolidated debt to EBITDA for four consolidated quarters, not exceeding 6.75x;

•	The ratio of Endesa Chile and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.5x;

•	The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 115%;

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

•	Assets corresponding to companies whose business is regulated, is not to be less than 50% of the total consolidated assets.

•	Minimum shareholders’ equity at least equal to ThCh$762,571,350 (U.F.45 million)

As of September 30, 2003 all these obligations have been met.

Pehuenche S.A.

The Santander Investment Bank Ltd. and the Chase Manhattan Bank N.A., in relation to loans granted to the Company, place obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of ThCh$160,987,285 (UF9,500,000).

As of September 30, 2003 all these obligations have been met.

Pangue S.A.

The following is a summary of the main obligations, which Empresa Eléctrica Pangue S.A. must comply with as per agreements with financial institutions.

•	Maintain creditors duly informed regarding its financial situation.

•	Different conditions with the objective of guaranteeing a healthy financial situation. Thus, the institutions have defined certain indexes such as restrictions for the payment of dividends and indebtedness, and acceleration clauses. In regard to the long-term debt limit for loans in cash, for these events, the limit is 2.0 times shareholders’ equity.

•	Insure and maintain insured all assets.

Central Costanera S.A.

In virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Central Costanera Sociedad Anónima” (International Public Tender for the Sale of Zares of Central Costanera Sociedad Anonymous), the domain of Central Costanera S.A.’s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty five years as of the date of posesión.

If under any circumstance whatsoever the land ceases to be used for than purpose during the indicated period, its domain shall be considered revoked due to this cause, and return of such title will be effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the National State.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The most demanding requirements in respect to financial coefficients are those contained in the Syndicated loan, the Agent of which is Bank of America, and in the bilateral with JP Morgan, which are the following:

•	The long-term debt with third parties cannot exceed US$347 million; the debt with a maximum of 30 days cannot exceed US$10 million.

•	Clauses that restrict change of Control;

•	Clauses that restrict payments to shareholders, including subordination of the related debt.

Edegel S.A.A.

Financial indicators originated by credit contracts, Bonds Program and Short-term instruments:

•	Net Shareholders’ Equity must not be less than Soles 2,400 million, inflation-indexed.

•	Debt ratio no greater than 1.5

•	EBITDA/twelve month interest expense no less than 4.5

•	Financial Debt no greater than ThUS$400.

•	Net Liabilities (Liabilities-Cash) no greater than ThUS$550.

Betania

Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:

•	EBITDA/Senior Financial Debt no less than 1.4

•	Cash Flows before Dividend Payments/Senior Financial Debt no less than 1.3

•	Shareholders’ Equity/Senior Debt no less than 5.

Other restrictions

As a common and habitual practice for some bank loan debts and also in capital markets, a substantial portion of Enersis S.A.’s financial indebtedness is subject to cross-failure provisions. Some failures of relevant subsidiaries, if not corrected in time (as to those specific provisions allowing a period of time to correct the problem), might result in the cross-failure at the Endesa-Chile and Enersis S.A. level., and, in this case, significant percent of Enersis S.A.’s consolidated liabilities might eventually become on demand.

There are no longer debt covenants that specify the acceleration of maturities, if the Company’s risk-rating falls below investment-grade.

The syndicated loan signed during May 2003 specifies that cash obtained from the sale of Company assets, capital increases, new debt issuances, and at least 75% of excess annual cash is to be used to pre-pay the syndicated loan.

At September 30 2003, these obligations and restrictions have been fully met.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 31. Sureties Obtained from Third Parties

Chilectra S.A.

The Company presents among its current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$46,745 and ThCh$49,303 at September 30, 2002 and 2003, respectively.

Inmobiliaria Manso de Velasco Ltda.

The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$23,385,521 (MUF1,380) as of September 30, 2003.

Compañía Americana de Multiservicios Ltda..

The Company has delivered bank bonds for ThCh$1,492,118 and has received bank bonds for ThCh$1,812,325.

Endesa S.A.

The Company has received performance bonds from contractors and third parties to guarantee jobs and construction (mainly the Ralco Project), for ThCh$21,206,378 as of September 30, 2003 (ThCh$29,523,415 in 2002).

San Isidro S.A.

Documents in guarantee received for ThCh$4,249,466 as of September 30, 2003.

Compañía Eléctrica de Tarapacá S.A.

The Company has received documents in guarantee for ThCh$220,936 as of September 30, 2003 (ThCh$223,497 in 2002).

Pangue S.A.

The Company has received documents in guarantee for ThCh$10,424 as of September 30, 2003.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 32. Foreign Currencies

As of September 30, 2002 and 2003, foreign currency denominated assets and liabilities are as follows:

(a)  Current assets

		As of September 30,

		2002	2003
Account	Currency	ThCh$	ThCh$
Cash	$ no Reaj.	3,291,039	3,313,224
	US$	1,828,460	1,283,993
	Yen	512	—
	$ Col.	9,235,802	8,810,561
	Soles	1,331,192	619,381
	$ Arg.	5,754,154	3,224,569
	Reales	25,468,086	10,573,888
Time deposits	US$	45,403,859	206,910,282
	$ Col.	111,328,857	46,567,204
	Soles	4,706,925	14,526,426
	$ Arg.	5,267,476	7,378,626
	Reales	30,826,290	47,201,431
Marketable securities	$ no Reaj.	4,881	4,881
	US$	—	8,113,544
	$ Col.	—	250,487
	Soles	—	2,179,936
	$ Arg.	—	1,812,211
	Reales	91,877	—
Accounts receivable, net	$ Reaj.	3,756,692	3,448,303
	$ no Reaj.	91,672,079	99,034,315
	US$	8,203,668	7,500,676
	$ Col.	73,606,877	76,951,565
	Soles	37,044,241	32,289,312
	$ Arg.	39,833,661	54,275,322
	Reales	176,049,271	212,632,155
Notes receivable	$ no Reaj.	2,819,983	2,141,133
	US$	1,082,779	788,937
	Soles	—	5,561
	$ Arg.	24,723	25,722
	Reales	2,123,151	1,935,526
Other receivables	$ Reaj.	56,745	40,864,687
	$ no Reaj.	14,349,285	7,222,924
	US$	6,581,374	2,182,043
	$ Col.	14,525,302	16,659,554
	Soles	7,887,539	5,739,759
	$ Arg.	1,190,886	1,054,160
	Reales	18,066,362	18,270,104
	U.C.	1,174,615	1,062,172

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		As of September 30,

		2002	2003
Account	Currency	ThCh$	ThCh$
Amounts due from related companies	$ no Reaj.	2,422,959	1,665,696
	US$	196,192,109	5,632,698
	$ Col.	169,876	62,702
	Soles	42,602	22,299
	$ Arg.	5,324,999	6,554,711
	Reales	2,232,643	527,763
Inventories, net	$ no Reaj.	42,539,785	35,594,779
	$ Col.	11,168,139	5,624,366
	Soles	13,209,936	10,947,588
	$ Arg.	4,766,715	1,789,810
	Reales	693,840	1,404,514
Income taxes recoverable	$ no Reaj.	32,646,119	37,793,417
	$ Col.	214,110	407,848
	Soles	532,424	818,630
	$ Arg.	14,160,195	9,689,325
	Reales	12,693,582	18,745,382
Prepaid expenses and other	$ no Reaj.	1,370,639	1,053,963
	US$	464,798	656,109
	$ Col.	862,574	934,980
	Soles	1,380,250	740,528
	$ Arg.	1,453,259	1,519,116
	Reales	2,734,775	12,456,757
Deferred income taxes	$ no Reaj.	15,428,842	25,891,145
	$ Col.	—	5,674,145
	$ Arg.	1,909,527	12,214,021
	Reales	23,385,526	27,743,358
Other current assets	$ Reaj.	15,554,105	410,745
	$ no Reaj.	75,717,290	30,729,767
	US$	116,704,437	12,480,003
	Euro	—	89,133
	Soles	—	1,933,562
	$ Arg.	196,722	2,475,686
	Reales	95,133,183	5,079,352

Total current assets		1,435,894,603	1,226,218,472

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b) Property, plant and equipment

		As of September 30,

		2002	2003
Account	Currency	ThCh$	ThCh$
Land	$ no Reaj.	79,877,391	40,827,948
	$ Col.	36,482,072	31,116,735
	Soles	10,946,669	9,414,884
	$ Arg.	10,602,027	9,143,819
	Reales	35,406,221	31,458,793
Buildings, infrastructure and	$ no Reaj.	3,775,143,532	3,443,364,635
work in progress	$ Col.	3,460,980,282	2,994,221,604
	Soles	1,274,069,949	1,100,552,504
	$ Arg.	1,761,308,462	1,544,761,434
	Reales	1,910,585,610	1,598,921,165
Machinery and equipment	$ no Reaj.	54,037,296	51,704,969
	$ Col.	27,578,821	24,468,399
	Soles	479,629,148	421,329,227
	$ Arg.	838,398,987	717,316,878
	Reales	700,182,666	727,505,435
Other plant and equipment	$ no Reaj.	78,999,748	112,356,987
	$ Col.	12,858,662	10,379,132
	Soles	58,011,803	42,244,605
	$ Arg.	181,602,794	130,955,223
	Reales	271,257,766	143,792,995
Technical appraisal	$ no Reaj.	31,697,267	29,065,250
	$ Col.	72,797,928	67,518,086
	Soles	542,967,024	465,404,290
	Reales	126,658,144	124,476,514
Accumulated depreciation	$ no Reaj.	(1,574,065,785)	(1,550,923,706)
	$ Col.	(726,150,686)	(725,093,146)
	Soles	(1,039,150,154)	(923,895,141)
	$ Arg.	(1,093,566,804)	(1,035,165,452)
	Reales	(835,801,222)	(840,081,935)

Total property, plant and equipment		10,563,345,618	8,797,142,131

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c) Other assets

		As of September 30,

		2002	2003
Account	Currency	ThCh$	ThCh$
Investments in related companies	$ no Reaj.	144,380,605	114,309,229
	US$	61,027,508	83,453,082
	Euro	—	479,328
	$ Arg.	35,360	67,214
Investments in other companies	$ no Reaj.	2,249,043	2,356,570
	$ Col.	168,251,614	145,868,601
	Soles	13,156	9,167
	Reales	76,433	308,742
Goodwill, net	$ no Reaj.	812,151,266	751,581,739
	US$	191,251,953	6,090,844
	$ Col.	55,047,389	42,449,804
	Soles	1,837,462	—
	$ Arg.	57,400,176	—
	Reales	218,996,079	—
Negative goodwill, net	$ no Reaj.	(147,245)	(131,743)
	US$	(53,862,326)	(540,590)
	$ Col.	(39,328,052)	(21,018,023)
	Soles	(73,615,301)	(52,542,390)
	Reales	(14,934,356)	—
Long-term accounts receivable	$ Reaj.	2,404,588	3,673,646
	$ no Reaj.	2,087,339	1,901,425
	US$	6,706,566	5,245,862
	$ Col.	5,920,035	7,799,080
	Soles	2,313,104	1,862,414
	$ Arg.	1,605,111	2,703,088
	Reales	96,217,366	118,096,832
	U.C.	1,166,220	—
Amounts due from related companies	$ no Reaj.	1,189,394	892,746
	US$	124,239	143,340,509
	Reales	—	29,359
Other assets	$ Reaj.	3,493,887	2,432,585
	$ no Reaj.	79,565,343	72,267,974
	US$	22,930,951	37,790,906
	$ Col.	42,290,162	31,074,137
	Soles	5,787,730	4,069,507
	$ Arg.	7,949,482	15,481,367
	Reales	109,229,264	108,946,713

Total other assets		1,921,811,545	1,630,349,724

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements - (Continued)

(d) Total assets

		As of September 30,

		2002	2003
Account	Currency	ThCh$	ThCh$
Total assets by currency	$ Reaj.	25,266,017	50,829,966
	$ no Reaj.	3,769,428,095	3,314,019,267
	US$	604,640,375	520,928,898
	Euro	—	568,461
	Yen	512	—
	$ Col.	3,337,839,764	2,770,727,821
	Soles	1,328,945,699	1,138,272,049
	$ Arg.	1,845,217,912	1,487,276,850
	Reales	3,007,372,557	2,370,024,843
	U.C.	2,340,835	1,062,172

Total assets by currency		13,921,051,766	11,653,710,327

(e) Current liabilities

		Within 90 days

		As of September 30, 2002		As of September 30, 2003

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Short-term debt due to banks and	$ no Reaj.	85,437,188	3.52%	9,690	3.28%
financial institutions	US$	156,656,164	11.56%	119,242,234	12.17%
	Euro	4,150,749	4.35%	4,156,174	6.62%
	Yen	3,399,529	4.08%		—
	$ Col.	69,463,379	13.02%	65,939,348	12.99%
	Soles	18,829,630	13.02%	22,418,567	12.99%
	$ Arg.	19,619,960	13.02%	13,396,236	12.99%
	Reales	8,618,858	13.02%	19,748,072	12.99%
Current portion of long-term debt	$ Reaj.	108,756	8.26%	1,527,707	4.04%
due to banks and financial	$ no Reaj.	—	—	—	—
institutions	US$	224,625,566	4.13%	36,251,958	4.77%
	Euro	—	—	—	—
	Yen	—	—	14,248,026	3.47%
	$ Col.	—	—	1,034,283	12.55%
	$ Arg.	1,573	—	1,102,280	1.75%
	Reales	2,524,357	16.09%	3,929,674	17.23%
	U.P.	—	—	—	—
	Libra	—	—	—	—
	Others	—	—
Promissorynotes	$ Reaj.	112,502	3.50%	—	—
	Soles	12,818,825	5.71%	—	—
	Reales	19,780,820	5.80%	—	—
Current portion of bonds payable	$ Reaj.	9,011,700	5.80%	5,374,967	5.96%
	US$	12,499,489	7.50%	10,896,964	7.95%
	Euro	—	—	—	—
	$ Col.	—	—	3,523,631	11.53%
	Soles	1,284,747	9.61%	1,602,741	5.02%
Current portion of long-term	US$	29,359,583	7.20%	11,978,244	—
notes payable	$ Arg.	1,248,604	—	—	—
Dividends payable	$ no Reaj.	694,927	—	1,229,305	—
	$ Col.	18,698,790	—	1	—
	Soles	96,614	—	82,590	—
	$ Arg.	746	—	823	—
	Reales	14,147	—	24,515	—
Accounts payable	$ no Reaj.	36,106,608	—	55,722,333	—
	US$	14,734,689	—	2,616,581	—
	Euro	—	—	368,347	—
	$ Col.	31,119,100	—	25,253,134	—
	Soles	16,558,491	—	19,335,851	—
	$ Arg.	23,593,323	—	29,757,424	—
	Reales	92,013,264	—	79,385,706	—
	Others	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

		91 day to 1 year

		As of September 30, 2002		As of September 30, 2003

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Short-term debt due to banks and	$ no Reaj.	—	—	—	—
financial institutions	US$	61,823,781	11.56%	44,498,128	12.17%
	Euro	—	—	—	—
	Yen	—	—		—
	$ Col.	—	—	—	—
	Soles	26,147,859	13.02%	22,315,119	12.99%
	$ Arg	—	—	—	—
	Reales	—	—	—	—
Current portion of long-term debt	$ Reaj.	1,719,497	8.26%	34,820,467	4.04%
due to banks and financial	$ no Reaj	—	—	—	—
institutions	US$	488,482,855	4.13%	85,488,082	4.77%
	Euro	4,799,651	4.06%	2,474,584	3.23%
	Yen	482,040	0.89%	451,541	0.89%
	$ Col	—	—	—	—
	$ Arg.	—	—	1,005,988	1.75%
	Reales	7,477,121	16.09%	6,028,937	17.23%
	U.P.	1,247,652	5.03%	1,173,757	4.48%
	Libra	461,468	4.81%	419,383	4.63%
	Others	—	—	—	—
Promissorynotes	$ Reaj.	—	—	—	—
	Soles	—	—	—	—
	Reales	—	—	—	—
Current portion of bonds payable	$ Reaj.	5,431,258	5.80%	8,120,874	5.96%
	US$	159,627,106	7.50%	27,482,835	7.95%
	Euro	306,274,005	3.34%	—	—
	$ Col.	14,880,142	15.60%	—	—
	Soles	7,529,974	11.50%	15,181,623	5.02%
Current portion of long-term	US$	13,372,365	7.20%	16,225,492	—
notes payable	$ Arg.	—	—	—	—
Dividends payable	$ no Reaj.	1,186,737	—	772,117	—
	$ Col.	—	—	—	—
	Soles	—	—	—	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
Accounts payable	$ no Reaj.	5,495,520	—	—	—
	US$	798,156	—	304	—
	Euro	—	—	—	—
	$ Col.	—	—	—	—
	Soles	—	—	—	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
	Others	—	—	—	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		Within 90 days

		As of September 30, 2002		As of September 30, 2003

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Short-term notes payables	$ no Reaj.	7,315	—	7,625	—
	Reales	1,064,913	—	23,505,727	—
	U.P.	168,560	—	—	—
Miscellaneous payables	$ no Reaj.	7,903,371	—	9,830,200	—
	US$	17,930,339	—	7,349,928	—
	$ Col.	21,736,962	—	12,807,903	—
	Soles	12,325,385	—	5,696,836	—
	$ Arg.	6,632	—	2,836	—
	Reales	12,248,388	—	14,389,158	—
Amounts payable to related	$ Reaj.	3,076,255	—	—	—
companies	$ no Reaj.	345,383	—	340,492	—
	US$	2,136,921	—	1,438,387	—
	$ Col.	2,411,729	—	757,981	—
	Soles	836,584	—	442,970	—
	$ Arg.	386,248	—	806,819	—
	Reales	—	—	14,192,429	—
Accrued expenses	$ Reaj.	—	—	1,806,135	—
	$ no Reaj.	10,942,469	—	8,612,769	—
	US$	300,527	—	—	—
	$ Col.	8,181,979	—	7,639,731	—
	Soles	4,006,379	—	1,581,926	—
	$ Arg.	1,841,593	—	2,835,154	—
	Reales	25,222,864	—	10,601,433	—
	Others	—	—	—	—
Withholdings	$ no Reaj.	8,040,312	—	9,299,445	—
	$ Col.	1,537,593	—	1,745,422	—
	Soles	5,159,372	—	6,310,625	—
	$ Arg.	9,962,993	—	11,929,896	—
	Reales	29,257,694	—	22,702,879	—
	Others	—	—	35,031	—
Income tax payable	$ no Reaj.	268,536	—	16,284,564	—
	$ Col.	17,187,074	—	14,569,320	—
	Soles	—	—	—	—
	$ Arg.	3,007,799	—	1,407,847	—
	Reales	8,889,596	—	13,739,608	—
	Others	—	—	—	—
	$ Reaj.	—	—	—	—
Deferred income	$ no Reaj.	3,075,835	—	5,730,829	—
adelantado	US$	—	—	—	—
	$ Col.	114,789	—	7,763,134	—
	Reales	—	—	179,123	—
Impuestos diferidos	$ no Reaj.	—	—	—	—
	$ Col.	—	—	—	—
	$ Arg.	—	—	—	—
	Others	—	—	—	—
Other current liabilities	$ Reaj.	4,019	—	12,949	—
	$ no Reaj.	91,406,413	—	10,555	—
	US$	1,016,895	—	6,653,110	—
	$ Col.	3,468,092	—	1,894,992	—
	Soles	51,008	—	46,950	—
	$ Arg.	10,362,070	—	22,132,943	—
	Reales	6,128,570	—	36,494,460	—
	Others	—	—	—	—
Total current liabilities by currency	$ Reaj.	12,313,232		8,721,758
	$ no Reaj.	244,228,357		107,077,807
	US$	459,260,173		196,427,406
	Euro	4,150,749		4,524,521
	Yen	3,399,529		14,248,026
	$ Col.	173,919,487		142,928,880
	Soles	71,967,035		57,519,056
	Reales	205,763,471		238,892,784
	$ Arg.	70,031,541		83,372,258
	U.P.	168,560		—
	Libra	—		—
	Others	—		35,031

Total current liabilities		1,245,202,134		853,747,527

[Additional columns below]

[Continued from above table, first column(s) repeated]

		91 day to 1 year

		As of September 30, 2002		As of September 30, 2003

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Short-term notes payables	$ no Reaj.	—	—	—	—
	Reales	1,811,278	—	—	—
	U.P.	—	—	—	—
Miscellaneous payables	$ no Reaj.	2,414,126	—	—	—
	US$	1,595,105	—	69,402	—
	$ Col.	16,950	—	—	—
	Soles	—	—	11,647,685	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
Amounts payable to related	$ Reaj.	—	—	—	—
companies	$ no Reaj.	—	—	—	—
	US$	—	—	—	—
	$ Col.	—	—	—	—
	Soles	—	—	—	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
Accrued expenses	$ Reaj.	8,467	—	78,440	—
	$ no Reaj.	25,941,838	—	15,305,070	—
	US$	44,696	—	88,956	—
	$ Col.	—	—	—	—
	Soles	—	—	1,567,080	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
	Others	—	—	—	—
Withholdings	$ no Reaj.	206,949	—	—	—
	$ Col.	—	—	—	—
	Soles	—	—	—	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
	Others	—	—	—	—
Income tax payable	$ no Reaj.	—	—	—	—
	$ Col.	—	—	2,001,324	—
	Soles	3,509,666	—	3,172,091	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
	Others	—	—	—	—
	$ Reaj.	—	—	—	—
Deferred income	$ no Reaj.	8,076,232	—	2,126,061	—
adelantado	US$	—	—	—	—
	$ Col.	—	—	—	—
	Reales	—	—	—	—
Impuestos diferidos	$ no Reaj.	—	—	—	—
	$ Col.	—	—	—	—
	$ Arg.	—	—	—	—
	Others	—	—	—	—
Other current liabilities	$ Reaj.	12,054	—	7,024	—
	$ no Reaj.	4,897,667	—	3,127,685	—
	US$	1,066,739	—	2,161,277	—
	$ Col.	—	—	—	—
	Soles	—	—	—	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
	Others	—	—	—	—
Total current liabilities by currency	$ Reaj.	7,171,276		43,026,805
	$ no Reaj.	48,219,069		21,330,933
	US$	726,810,803		176,014,476
	Euro	311,073,656		2,474,584
	Yen	482,040		451,541
	$ Col.	14,897,092		2,001,324
	Soles	37,187,499		53,883,598
	Reales	9,288,399		6,028,937
	$ Arg.	—		1,005,988
	U.P.	1,247,652		1,173,757
	Libra	461,468		419,383
	Others	—		—

Total current liabilities		1,156,838,954		307,811,326

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(f) Long-term liabilities as of September 30, 2003

		1 to 3 years		3 to 5 years

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Due to banks and financial	$ Reaj.	2,988,890	9.00%	1,757,405	9.00%
institutions	US$	513,504,440	4.94%	659,287,667	4.75%
	Euro	125,962	3.00%	—	—
	Yen	451,362	0.89%	—	—
	$ Arg.	4,023,953	1.75%	2,011,977	1.75%
	$ Col.	—	—	40,032,741	12.55%
	Reales	36,061,681	10.13%	66,155,136	9.83%
	Libra	418,534	4.63%	—	—
Bonds payable	$ Reaj.	21,878,935	5.96%	129,520,239	5.96%
	US$	171,852,200	7.94%	198,291,000	7.94%
	Euro	—	—	—	—
	$ Col.	41,691,077	10.50%	71,376,434	10.50%
	Soles	43,928,479	4.31%	30,610,112	4.31%
Long-term notes payable	US$	45,048,900	7.42%	53,675,008	7.42%
	Reales	39,004,020	17.23%	5,166,073	17.23%
Miscellaneous payable	$ Reaj.	—	—	—	—
	$ no Reaj.	1,156,022	—	—	—
	US$	5,817,672	3.00%	—	—
	Reales	2,433,641	—	—	—
Amounts payable to related companies	$ Col.	94,098	—	—	—
Accrued expenses	$ no Reaj.	2,411,025	—	2,634,478	—
	US$	156,721	—	3,307,836	—
	$ Col.	21,247,542	—	49,992,722	—
	Reales	195,311,924	—	—	—
Deferred income taxes	$ no Reaj.	13,422,022	—	7,470,790	—
	$ Col.	—	—	4,494,522	—
	Soles	—	—	28,705,235	—
Other long-term liabilities	$ Reaj.	8,858	—	10,465	—
	$ no Reaj.	5,069,683	—	1,441,856	—
	US$	25,897,542	—	6,155,609	—
	$ Arg.	8,313,532	—	—	—
	Reales	20,056,217	—	—	—
	Soles	2,221,847	—	791,353	—
Total long-term liabilities by	$ Reaj.	24,876,683		131,288,109
currency	$ no Reaj.	22,058,752		11,547,124
	US$	762,277,475		920,717,120
	Euro	125,962		—
	Yen	451,362		—
	$ Col.	63,032,717		165,896,419
	Soles	46,150,326		60,106,700
	$ Arg.	12,337,485		2,011,977
	Reales	292,867,483		71,321,209
	Libra	418,534		—

Total long-term liabilities		1,224,596,779		1,362,888,658

[Additional columns below]

[Continued from above table, first column(s) repeated]

		5 to 10 years		More than 10 years

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Due to banks and financial	$ Reaj.	—	—	—	—
institutions	US$	55,932,475	4.98%	7,646,217	7.58%
	Euro	—	—	—	—
	Yen	—	—	—	—
	$ Arg.	8,047,920	1.75%	—	—
	$ Col.	—	—	—	—
	Reales	4,248,426	24.60%	—	—
	Libra	—	—	—	—
Bonds payable	$ Reaj.	37,375,977	5.96%	45,279,767	5.96%
	US$	528,776,000	7.94%	969,002,510	7.94%
	Euro	—	—	—	—
	$ Col.	—	—	—	—
	Soles	928,337	4.31%	—	—
Long-term notes payable	US$	39,163,457	7.42%	—	—
	Reales	10,095,462	17.23%	—	—
Miscellaneous payable	$ Reaj.	—	—	163,684	—
	$ no Reaj.	—	—	17,574	—
	US$	—	—	9,860,160	3.26%
	Reales	—	—	—	—
Amounts payable to related companies	$ Col.	—	—	—	—
Accrued expenses	$ no Reaj.	5,742,021	—	9,546,234	—
	US$	—	—	—	—
	$ Col.	—	—	—	—
	Reales	—	—	—	—
Deferred income taxes	$ no Reaj.	7,377,814	—	—	—
	$ Col.	—	—	—	—
	Soles	—	—	—	—
Other long-term liabilities	$ Reaj.	12,265	—	—	—
	$ no Reaj.	892,978	—	1,488,888	—
	US$	—	—	—	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
	Soles	1,289,569	—	—	—
Total long-term liabilities by	$ Reaj.	37,388,242		45,443,451
currency	$ no Reaj.	14,730,640		11,052,696
	US$	623,871,932		986,508,887
	Euro	—		—
	Yen	—		—
	$ Col.	—		—
	Soles	2,217,906		—
	$ Arg.	8,047,920		—
	Reales	14,343,888		—
	Libra	—		—

Total long-term liabilities		700,600,528		1,043,005,034

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements - (Continued)

(g) Long-term liabilities as of September 30, 2002

		1 to 3 Years		3 to 5 Years

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Due to banks and financial	$ Reaj.	49,952,772	4.52%	7,619,129	4.52%
institutions	US$	1,504,764,754	4.50%	80,057,740	4.50%
	Euro	2,533,553	4.06%	—	—
	Yen	963,364	0.89%	—	—
	$ Arg.	2,099	21.00%	—	—
	Reales	30,153,633	10.00%	6,853,549	10.00%
	U.P.	1,275,689	5.03%	—	—
	Libra	919,299	4.81%	—	—
Bonds payable	$ Reaj.	—	—	101,593,355	6.20%
	US$	15,408,863	8.44%	416,039,312	8.20%
	$ Col.	3,473,435	14.95%	32,554,934	15.28%
	Soles	6,342,836	6.00%	—	—
Long-term notes payable	US$	44,791,000	7.20%	40,847,991	7.20%
	$ Arg.	1,480,538	7.42%	1,480,538	7.42%
	Reales	51,170,459	—	4,295,639	—
Accounts payable	$ Reaj.	3,170	—	—	—
	$ no Reaj.	2,255,898	—	—	—
	US$	4,463	—	6,821,513	—
	Reales	2,741,979	—	—	—
Amounts payable to related companies	$ Reaj.	1,019,228,525	—	—	—
Accrued expenses	$ Reaj.	—	—	58,312	—
	$ no Reaj.	2,709,260	—	2,573,539	—
	US$	76,609	—	—	—
	$ Col.	40,218,417	—	—	—
	Reales	115,301,521	—	1,124,016	—
Deferred income taxes	$ no Reaj.	7,904,839	—	2,785,552	—
	$ Col.	4,750,864	—	—	—
	Reales	48,746,080	—	—	—
Other long-term liabilities	$ Reaj.	11,404	—	9,207	—
	$ no Reaj.	4,351,677	—	3,124,974	—
	US$	517,916	—	6,436,746	—
	Soles	4,831,067	—	306,834	—
	$ Arg.	5,446,259	—	—	—
	Reales	13,040,062	—	—	—
Total long-term liabilities by	$ Reaj.	1,069,195,871		109,280,003
currency	$ no Reaj.	17,221,674		8,484,065
	US$	1,565,563,605		550,203,302
	Euro	2,533,553		—
	Yen	963,364		—
	$ Col.	48,442,716		32,554,934
	Soles	11,173,903		306,834
	$ Arg.	6,928,896		1,480,538
	Reales	261,153,734		12,273,204
	U.P.	1,275,689		—
	Libra	919,299		—

Total long-term liabilities		2,985,372,304		714,582,880

[Additional columns below]

[Continued from above table, first column(s) repeated]

		5 to 10 Years		More than 10 Years

		Amount	Average	Amount	Average
Account	Currency	ThCh$	rate	ThCh$	rate
Due to banks and financial	$ Reaj.	77,143	4.52%	—	—
institutions	US$	103,833,942	4.50%	9,009,878	4.50%
	Euro	—	—	—	—
	Yen	—	—	—	—
	$ Arg.	—	—	—	—
	Reales	3,441,135	10.00%	860,284	10.00%
	U.P.	—	—	—	—
	Libra	—	—	—	—
Bonds payable	$ Reaj.	74,598,565	6.20%	161,143,868	6.20%
	US$	616,354,536	8.20%	667,227,669	7.40%
	$ Col.	84,599,992	15.28%	—	—
	Soles	53,682,009	7.84%	—	—
Long-term notes payable	US$	60,010,376	7.20%	—	—
	$ Arg.	2,961,075	7.42%	—	—
	Reales	9,698,817	—	412,176	—
Accounts payable	$ Reaj.	—	—	163,551	—
	$ no Reaj.	—	—	56,772	—
	US$	11,221,524	—	—	—
	Reales	—	—	—	—
Amounts payable to related companies	$ Reaj.	—	—	—	—
Accrued expenses	$ Reaj.	—	—	—	—
	$ no Reaj.	5,589,301	—	7,976,050	—
	US$	—	—	80,638,228	—
	$ Col.	183,361	—	17,387,554	—
	Reales	2,739,789	—	2,037,279	—
Deferred income taxes	$ no Reaj.	11,922,706	—	6,389,151	—
	$ Col.	—	—	—	—
	Reales	—	—	—	—
Other long-term liabilities	$ Reaj.	481,175	—	—	—
	$ no Reaj.	2,269,438	—	2,791,787	—
	US$	—	—	—	—
	Soles	2,124,658	—	—	—
	$ Arg.	—	—	—	—
	Reales	—	—	—	—
Total long-term liabilities by	$ Reaj.	75,156,883		161,307,419
currency	$ no Reaj.	19,781,445		17,213,760
	US$	791,420,378		756,875,775
	Euro	—		—
	Yen	—		—
	$ Col.	84,783,353		17,387,554
	Soles	55,806,667		—
	$ Arg.	2,961,075		—
	Reales	15,879,741		3,309,739
	U.P.	—		—
	Libra	—		—

Total long-term liabilities		1,045,789,542		956,094,247

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 33. Sanctions

The Company and its directors have not been the subject to sanctions by the SVS nor by any other administrative authorities.

Note 34. Subsequent Events

Endesa S.A.

•	At October 6, 2003, we received information about a relevant event which occurred Friday, October 3, 2003 during the night. The environmental Protection Agency of the Federal State of Goias ordered the stoppage at 9 of the 10 turbines of the hydroelectric plant of our Brazilian subsidiary Cachoeira Dourada S.A.. Consequently, from the 658 MW of the capacity of the Plant, only one turbine with a capacity of 17MW is working for technical reasons.

This measure was taken due to the lack of the corresponding environmental license which could authorize Cachoeira Dourada S.A. to exercise such power plant. The requirement of an environmental license was imposed by Law in Brazil in 1996.

Endesa acquired Cachoeira Dourada S.A. during the process of privatization organized by the State of Goias and by the Federal Union in 1997. At the date of the privatization, Cachoeira Dourada S.A. did not hold an environmental license to run the Plant and the other hydroelectric plants based in the State of Goias did not hold and do not actually hold this license.

During the year 1998, Cachoeira Dourada S.A. has started the necessary formalities to obtain the related license before the Environmental Federal Agency (EFA) which claimed the right to grant the environmental licenses to all the Hydroelectricity Plants which use the federal rivers, which is the case in our subsidiary Cachoeira Dourada S.A.. Actually, the administrative formalities to obtain the environmental license are proceding in a normal way before the mentioned federal agency and we have to note that Cachoeira Dourada S.A. is the most advanced company in that administrative process compared to the rest of the power plants in the State of Goias.

Consequently, we note that the measure of the Environmental Agency of the State of Goias, without precedent in the Federal Republic of Brazil, is arbitrary and discriminatory. Indeed, we estimate that this measure will have to be removed in the short term due to the existence of a conflict of competencies whose solution does not admit delay.

Not withstanding this, the subsidiary Cachoeira Dourada S.A. will resort to all administrative and judicial authorities to resolve the issue.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

We have to mention, according to the information contained in our latest consolidated financial statements, Cachoeira Dourada S.A. has only one client who is the state owned distribution company in the State of Goias CELG. This distribution company maintains a judicial lawsuit with our subsidiary for obtaining judicial resolution for suspension of the payment of its invoices since April of the current year regarding the contract of energy. Actually and by a new judicial resolution, this state owned distribution company of Goias has to pay 50% of the contract.

•	At October 10, 2003, regarding the paralysis of 9 of the 10 turbines of our subsidiary Cachoeira Dourada S.A. in the State of Goias in Brazil, on this day the competent tribunal of the corresponding state approved an injunction (preliminary measure) filed October for our subsidiary Cachoeira Dourada S.A. to suspend the measure taken by the state owned agency of Goias which decreed the related paralysis.

Not withstanding this, and also at the same date the Environmental Protection Agency of the State of Goias decided to stop, without administrative effect, the measure to stop the turbines according to the Agreement Act subscribed yesterday in Brasilia between Cachoeira Dourada S.A. and the related state owned environmental protection agency.

As a consequence of the judicial resolution described above and of the administrative act of the state owned environmental protection agency in Goias, the Plant owned by Cachoeira Dourada S.A. proceeded the same day to start again its operations in a normal way.

•	At October 24, 2003, Empresa Nacional de Electricidad S.A. placed in a local market a bond to an amount of U.F. 8,000,000.

Such placement was made through 2 series, each one in an amount of UF4,000,000, the first maturing within seven years with a rate of 5.65% and the second one maturing within twenty-five years with a rate of 6.76%.

The resources obtained by this placement, which is part of the Financing Strengthening Plan, will be used to refinance the liabilities of the company.

Pangue

At October 1st, 2003, the Board of Directors of the Company at a meeting held on September 30, 2003, agreed to distribute to the shareholders a provisional dividend amounted to $26.065397 per share according to the dividend policy approved the Ordinary Shareholders’ Meeting. Such dividend was paid on October 27, 2003.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Pehuenche

As of October, 1st, 2003, the Board of Directors of the Company informed the Superintendency of Securities and Insurance that at its meeting held on September 30, 2003, it granted to its shareholders the second provisional dividend in accordance with the policy approved in the Ordinary Shareholders’ Meeting. Such provisional dividend will amount to $15.346562 by share.

There was no significant subsequent event between October 1st, 2003 and the date of the issue of these financial statements which could affect this.

Note 35. Environment

Edesur S.A.

As of September 30, 2002, the Company incurred environmental expenses of ThCh$59,645 and investments of ThCh$15,809.

Endesa S.A.

During the period from January 1 to September 30, 2003, the Company and its subsidiaries have made disbursements for a value of ThCh$8,725,839, which mainly correspond to:

•	Operating expenses: corresponding to studies, follow-up procedures and laboratory analysis (ThCh$278,213 expenses in 2003), Environment Law N°99 (Colombia) and ISO 14,001 certification in Central Costanera and El Chocón ThCh$5,045,297 (US$7,633,171).

•	Investments related to the following projects:

-	Central Ralco’s environmental program.

-	Central San Isidro and Central Tarapacá environmental management system (EMS) installation and its ISO 14,001 certification.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

Note 36. Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

Differences in Measurement Methods

The principal differences between Chilean GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total stockholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

(a) Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the two year period ended September 30, 2003 was approximately 5.12%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Form-20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

(b) Reversal of revaluation of property, plant and equipment

In accordance with standards issued by the SVS., certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (bb) below.

(c) Depreciation of property, plant and equipment

Under Chilean GAAP, certain costs related to the cost of acquisition of Edesur S.A., at the time of the acquisitions in 1992 and 1994 by Distrilec Inversora S.A., were charged to earnings as incurred. Under U.S. GAAP, these costs would have been included in the purchase price and would have been allocated to the net assets acquired based upon fair values. For purposes of the reconciliation to U.S. GAAP, these costs were considered to be a part a property, plant, and equipment, the primary assets of Edesur S.A.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value is recorded as goodwill. Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. As part of the purchase of the majority ownership interest in Endesa-Chile, under U.S. GAAP, the cost of the purchase price would have been allocated to the fair value of property, plant and equipment.

The effect on shareholders’ equity and net income for the periods presented is included in paragraph (bb) below.

(d) Intangibles

Under Chilean GAAP, the Company has recorded intangible assets relating to the transfer of revalued assets which originate in the predecessor company, “Compañía Chilena de Distribución Eléctrica S.A.” at the time of the Company’s formation. Under U.S: GAAP, such intangible assets would not have been recorded as the assets would have been recorded at the Predecessor Company’s carrying values. The effects of adjusting shareholders’ equity for the intangible asset net of accumulated amortization, inclusive of accumulated price-level restatement, and net income statement for the amortization expense are included in paragraph (bb) below.

(e) Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability, was either offsetting or not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

i.	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

ii.	The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

iii.	The measurement of deferred tax assets are reduced by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

The principal difference relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (bb) below.

(f) Severance indemnity

As described in Note 2 n, under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company and certain of its subsidiaries used a real discount rate of 9.5% for the periods ended September 30, 2002 and 2003, and assumed an average service life which varies based upon years of service with the Company. The real annual discount rate does not include a projection of inflation and, accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period.

Under US GAAP, this arrangement is considered to be a termination indemnity plan and should therefore be accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The liability would be measured by projecting future expected payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would no have produced results materially different from the acceptable method under Chilean GAAP.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(g) Pension and post-retirement benefits

The Company has obligations related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106. The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (bb).

(h) Investments in related companies

The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP of equity accounted investees is included in paragraph (bb) below. The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:

(a)	The recording of pension benefits in accordance with SFAS No. 87.

(b)	Reversal of complementary accounts (asset or liability) recorded as a transitional provision as of January 1, 2000.

(c)	Organizational costs deferred under Chilean GAAP that, under U.S. GAAP, should have been included in income.

(d)	For the year beginning January 1, 2001, the recording of derivative instruments in accordance with SFAS No. 133.

(e)	The deferred income tax effects of adjustments (a), (c) and (d).

(i) Goodwill and long-lived assets

(i)	Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value are recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years form the previous 10 years.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Up until December 31, 2001, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years. Goodwill acquired after June 30, 2001 is not amortized (see Note 34 II (o)). In accordance with SFAS No. 142, the Company discontinued amortizing goodwill on January 1, 2002. The effects of recording the different amortization periods and reversing the amortization of goodwill for 2002 are included in paragraph (bb) below.

(ii)	Under Chilean GAAP, the Company has evaluated the carrying amount of goodwill net of negative goodwill for impairment. The measurement of the impairment loss was based on the fair value of the investment which the Company determined using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate fair value, the Company made assumptions about future events that are highly uncertain at the time of estimation.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

In accordance with U.S. GAAP, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002. SFAS 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, as of the effective date but must be tested for impairment at least annually. The transitional impairment test required by the standard was performed and no adjustment for impairment was required. The reversal of goodwill amortization related to reporting units that were not found to be impaired under U.S. GAAP for the period ended September 30, 2002 and 2003, are included in the net income (loss) and shareholders’ equity reconciliation to U.S. GAAP under paragraph (bb) below:

(iii)	The company has considered important factors, which could trigger an impairment review, such the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends

In accordance with SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of’ during 2000 and 2001, which was superceded by SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. For the period ended September 30, 2002 and 2003, no additional amounts were recorded for impairment under U.S. GAAP.

(j) Negative Goodwill

Under Chilean GAAP, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Under U.S. GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of over the purchase price is allocated proportionately to reduce the values assigned to non-current assets. If the allocation reduces the non-current monetary assets to zero, the remainder of the excess recognized immediately in income prior to the adoption of SFAS 142 in January 1, 2002. Such excess of the purchase price was recorded as deferred credit account called negative goodwill and amortized over the average life of non-current assets. The effect of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment, as compared to the amortization of negative goodwill under Chilean GAAP is included in paragraph (bb) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(k) Capitalized interest and exchange differences

In accordance with Chilean GAAP, the Company has capitalized both interest on debt directly related to property, plant and equipment under construction and finance costs corresponding to exchange differences generated by the loans associated with such assets. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects.

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. In addition, under U.S. GAAP, foreign translation exchange differences may not be capitalized. The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (bb) below.

(l) Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage of subsidiary companies is recorded directly in the parent company’s equity. Under U.S. GAAP, such costs must be charged to income as incurred. The effects are included in paragraph (bb) below.

(m) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (bb) below to reflect the unrecorded dividend liability for 2001, whenever and to the extent the recorded interim dividends do not reach to 30% minimum dividend.

In April 2002, the meeting of shareholders decided, that dividends would consist of the income from normal company operations defined as income before amortization of negative goodwill in the income statement. Therefore, the distributable profit at December 31, 2001 was zero, necessitating a reversal of the prior year accrual under U.S. GAAP.

(n) Capitalized general and administrative expenses

Until 1993, Endesa-Chile capitalized a portion of its administrative and selling expenses as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects. The effects of eliminating capitalized general and administrative expenses and the related depreciation for U.S. GAAP purposes are shown below under paragraph (bb).

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(o) Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. In accordance with U.S. GAAP, at that time in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must be a plan that specifically includes notification to employees prior to the balance sheet date. As of September 30, 2003 this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (bb) below.

(p) Adjustment in selling price of investment

Under Chilean GAAP, pursuant to the share transaction contract entered into in 1995 between Endesa-Chile and Endesa Overseas Co. with Enersis Intemational Limited, Chilectra S.A. and Chilectra Intemational Limited, Endesa Argentina recognized income related to an adjustment of the share purchase price. Under U.S. GAAP, the contingent price adjustment would be considered a part of the purchase price, and would therefore be offset against the amount of goodwill that was originally determined. The effects of the adjustments to conform to U.S. GAAP are included under paragraph (bb) below.

(q) Elimination of capitalized legal reserve

Under Chilean GAAP, the Company capitalized interest to property, plant and equipment as a result of the creation of a legal reserve specifically permitted in Brazil for the electricity industry. Under U.S. GAAP, interest capitalized must be based on actual interest incurred, and as such the effects of the elimination of the interest capitalized to property, plant and equipment and the effects on depreciation expense are included in paragraph (bb) below.

(r) Organizational and start-up costs

Certain costs related to the organization and creation of certain subsidiaries of the Company are deferred and capitalized under Chilean GAAP and amortized. Under U.S. GAAP, such organizational and start-up costs may not be deferred and must be included in income as incurred. The effects of the difference are included in paragraph (bb) below.

(s) Translation of Financial Statements of Investments Outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“B.T. 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are remeasured into US dollars. The Company’s foreign subsidiaries in Argentina, Perú, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholder’s equity are translated at historical rates of exchange between the US dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

•	The effects of any exchange rate fluctuations between the local currency and the US dollar are included in the results of operations for the period.

Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment”.

The amount of foreign exchange gain included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars was ThCh$216,102,909 and ThCh$(57,620,130) for the period ended September 30, 2002 and 2003, respectively (See Note 23 (a)).

In the opinion of the Company, the foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by Form 20-F.

(t) Derivative instruments

Under Chilean GAAP, forward foreign exchange contracts and currency swaps are used to hedge existing balance sheet risks or “fair value” hedges, while interest swaps and collars are used to hedge against future transaction risks or “cash flow” hedges. Fair value hedges are recorded at fair values with losses recorded at the time of their estimation and gains deferred until the transaction date or to the extent losses have been previously recorded, while gains and losses from cash flow hedges are deferred as either an assets or a liability until the transaction date. The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP. Realized gains and losses are recorded in “Other non-operating income and expense”.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

Prior to January 1, 2001. under U.S. GAAP, contracts that were designated and effective as hedges of existing assets and liabilities were recorded at the closing spot exchange rate and included in earnings with the initial discount or premium is amortized over the life of the contract as interest expense. However, contracts not designated or effective as hedges were recorded at fair value with the unrealized gains and losses recognized in income. For contracts with fair values different from the values of the contracts at the closing spot exchange rate, a difference between U.S. and Chilean GAAP resulted. The effects of the difference were not considered material to the consolidated financial statements and accordingly were not previously included in paragraph (u) below.

Currently under U.S. GAAP, the accounting for derivative instruments is described in SFAS No. 133 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (SFAS No. 133) and other complementary rules and amendments. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company adopted SFAS No. 133, as amended, on January 1, 2001. SFAS No. 133 required that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes.” Statement 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain embedded derivative instruments. As permitted under this standard, the Company has applied SFAS No. 133 to only those embedded instruments that were issued, acquired, or substantively modified after January 1, 1999.

SFAS No. 133, in part, allows special hedge accounting for “fair value” and “cash flow” hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period. The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. While the Company enters into derivatives for the purpose of mitigating its global financial and commodity risks, these operations do not meet the documentation requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivatives are reported in earnings when they occur.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivatives instruments at their estimated fair values recognizing changes in earnings when they occur.

Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar. Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments. Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note 11 (c) and Note 22 (d) for further detail). The Company also uses short duration forward foreign currency contracts and swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the period ended September 30, 2002 and 2003 are included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (bb) below.

(u) Fair value of long-term debt assumed

As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill. Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. As part of the purchase of the majority ownership interest in Endesa-Chile, under U.S: GAAP, the cost of the purchase price would have been allocated to the fair value of long-term debt. The effect on shareholder’s equity and net income for the period presented is included in paragraph (bb) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(v) Deferred income

During 2000, fiber optic cable was contributed to the Company in return for granting the contributing company access to the fiber optic network after installation in the Company’s electricity distribution system. Under Chilean GAAP, the contributed assets were recorded at their fair market value, with a corresponding credit recognized as income in 2000. Under U.S. GAAP, the amount was deferred and amortized over the life of the related service contract. This adjustment reverses the gain under Chile GAAP and records the amortization of the deferred income under U.S. GAAP. The effect on shareholders’ equity and net income for the period presented is included in (bb) below. The amount was deferred and amortize over the life of the related service contract.

(w) Regulated assets and deferred costs

The electricity sector in Chile and other countries of operation in Latin America is regulated pursuant to the Chilean and other country electricity laws. Most of the Company’s sales are subject to node price regulation, which is designed to ensure an adequate supply of energy at reasonable, determined prices, which considers a variety of factors. The marginal cost pricing model is not solely based upon costs incurred by the Company, and as a result, the requirements of U.S. GAAP under SFAS No.71, “Accounting for the Effects of Certain Types of Regulation”, related to a businesses whose rates are regulated are not applicable to the Company’s financial statements, except for the Company’s operations in Brazil as described below.

As a result of changes in Brazilian Electricity Laws and Regulations, the Company’s distribution subsidiaries in Brazil, Companhia de Electricidad do Rio de Janeiro (Cerj) and Companhia Energética do Ceará (Coalce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001. With the new regulations issued by the National Agency of Electrictric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001. The Company estimates costs will be recovered over a period estimated to be three years.

Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL perform a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory assets is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded deferred regulatory assets, which it expects to pass on to its customers in accordance with and subject to regulatory provisions.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

The regulations also included certain VPA costs, which are certain that each distribution company is permitted to defer and pass on the their customers using future rate adjustments. VPA costs are limited by concession contracts to the cost of purchased power and certain other costs and taxes. Due to uncertainly in the Brazilian economy, ANEEL delayed the approval of such VPA rate increases. An Executive Order in October 2001 created a tracking account mechanism, in order to calculate the variation in the VPA costs for future rate adjustment calculation purposes. The Company has not recognized any regulatory assets for VPA costs incurred prior to 2001, because costs incurred prior to January 1, 2001, are not recoverable through the tracking account.

Under Chilean GAAP, the Company recognized revenue and deferred costs related to the regulated assets. Under U.S. GAAP, in accordance with Emerging Issues Taskforce (EITF) No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternate Revenue Programs”, revenue amounts not expected to be collected within 24 months, have been deferred. The effect of deferring revenues expected to be collected after two years is included in (bb) below.

(x) Reorganization of subsidiaries

Corresponds to the reorganization of the Company’s subsidiaries Central Costanera and Central Buenos Aires (CBA) during 2001, in which Central Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina. Under Chilean GAAP, the Company recorded the goodwill for the proportional minority interest acquired as the difference between the purchase price and the carrying values of the assets acquired and liabilities assumed. Under U.S. GAAP, the proportional fair value of the assets acquired compared to the purchase price is recorded as goodwill. The effect on shareholders’ equity is included in (bb) below.

(y) Assets held for sale

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets for which there is a plan to sell the assets within the following year, shall be disclosed separately from the Company’s other assets, provided all the criteria are met. Additionally, long-lived assets classified as held for sale must be measured at the lower of their carrying amount or fair value less cost to sell. Long-lived assets shall not be depreciated while they are classified as held for sale, while interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

The Company’s Board of Directors approved a plan to sell a number of the Company’s assets during October 2002. The following assets to be sold meet the definition of segments, reporting units or long-lived assets held for sale:

•	Compañía Eléctrica del Río Maipo S.A.

•	Central Canutillar power plant

•	Gas Atacama transmission lines

•	CELTA transmission lines

•	Infraestructura 2000 S.A.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

The Company evaluated the carrying values of all assets held for sale, recording a loss to the extent that one of the assets’ fair values less cost to sell was lower than the carrying value of those assets. Additionally, the Company ceased recording depreciation expense once the assets met the qualification criteria of held for sale. The effect of these adjustments is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (bb) below.

(z) Elimination of discontinued operations

Under Chilean GAAP, no restatement to the financial statement information presented in previous years is required after a divestiture has occurred. Under US GAAP, in accordance with SFAS No. 144, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity, when the operations and cash flows of a component which will be eliminated from the ongoing operations of an entity as a result of a disposal transaction will not have any significant continuing involvement in the operations of a component after the disposal transaction.

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infraestructura 2000 S.A. does meet the conditions for discontinued operations because it has distinct and separable financial results from operations and cash flows. As a result of the disposal the results of operations of the reporting unit have been eliminated from the ongoing operations of Enersis, as Enersis will not have any continuing involvement in the operations of Infraestructura 2000 S.A. after it is sold. The Rio Maipo facility was classified as “held for sale” on December 31, 2002. In April, 2003, the Company sold the facility.

In accordance with SFAS 144, the Company determined that the Rio Maipo did not meet the criteria to be classified as a discontinued operations as Enersis will have a significant continuing involvement through continuing sales to Rio Maipo’ though its subsidiary Endesa – Chile. The effect of restating discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph (bb) below.

(aa) Effects on US GAAP of sale of subsidiary Rio Maipo

The adjustment of the net gain obtained from the sale of the subsidiary Compañía Eléctrica del Rio Maipo S.A. results from the reversal of the accumulated US GAAP adjustment at December 31, 2002. As explained in Note 11 d) this subsidiary was sold in April 2003. The reversal of these adjustment increased by ThCh$484,508 the gain obtained from the sale of this subsidiary

The operating income generated by Rio Maipo until disposal date amounted to ThCh$3,645,100 was reclassified from Non-operating income to Operating Income in accordance with US GAAP (see Note 36 II(d)).

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(bb)  Effect of conforming to U.S.GAAP

The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	For the nine months ended September 30,

	2002	2003

	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	17,457,967	25,536,831
Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	3,366,465	1,978,372
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(4,755,458)	(2,218,980)
Amortization of intangibles (paragraph d)	92,478	123,302
Deferred income taxes (paragraph e)	(4,827,669)	24,707,881
Pension and post-retirement benefits (paragraph g)	8,709,073	2,167,934
Investments in related companies (paragraph h)	26,393,462	48,501,364
Amortization of goodwill (paragraph i)	19,723,500	38,429,714
Amortization of negative goodwill (paragraph j)	(28,108,980)	(4,030,431)
Capitalized interest and exchange differences (paragraph k)	(43,165,472)	25,178,475
Accumulated deficit during the development stage (paragraph l)	(1,108,970)	(946,026)
Capitalized general and administrative expenses (paragraph n)	(272,938)	(2,023,756)
Involuntary employee termination benefits (paragraph o)	(382,141)	13,221
Elimination of amortization of capitalized legal reserve (paragraph q)	628,940	547,429
Amortization of organizational and start-up costs (paragraph r)	3,904,616	3,363,474
Derivative instruments (paragraph t)	(72,320,514)	(145,479,922)
Fair value of long-term debt assumed (paragraph u)	(57,778)	(54,208)
Deferred income (paragraph v)	176,105	174,509
Regulated assets (paragraph w)	6,717,295	60,597,724
Reorganization of subsidiaries (paragraph x)	(256,556)	(220,104)
Asset held for sale (paragraph y)	—	897,888
Reclassification of discontinued operations (paragraph z)	(34,587)	(177,998)
Effects of minority interest on the U.S. GAAP adjustments	55,903,950	7,412,279
Deferred tax effects on the U.S. GAAP adjustments	29,303,875	22,159,529
Adjustment to reflect the net US GAAP gain obtained from sale of subsidiary Rio Maipo (paragraph aa)	—	484,508

Net income in accordance with U.S. GAAP before effect of discontinued operations	17,086,663	107,123,009

Income from discontinued operations net of taxes and minority interest	(173,704)	(49,415)

Net income in accordance with U.S. GAAP	16,912,959	107,073,594

Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP	36,085,753	(29,861,699)
Cumulative translation adjustment related to U.S GAAP adjustments	(16,880,944)	22,862,611

Comprehensive income in accordance with U.S.GAAP	36,117,768	100,074,506

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(i)	The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of September 30,

	2002	2003

	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	1,281,591,520	2,470,954,966
Reversal of revaluation of property, plant and equipment (paragraph b)	(14,559,889)	(11,828,071)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	(1,518,062)	(6,334,203)
Intangibles (paragraph d)	(1,140,562)	(986,416)
Deferred income taxes (paragraph e)	(273,604,038)	(242,515,179)
Pension and post-retirement benefits (paragraph g)	(46,874,497)	(25,432,966)
Investments in related companies (paragraph h)	6,494,796	52,443,803
Goodwill (paragraph i)	363,129,082	275,219,569
Negative goodwill (paragraph j)	(256,748,108)	(282,548,461)
Capitalized interest and exchange differences (paragraph k)	12,122,153	38,133,132
Minimum dividend (paragraph m)		(889,064)
Capitalized general and administrative expenses (paragraph n)	(29,034,182)	(27,059,327)
Reversal of accrual of certain involuntary employee termination benefits (paragraph o)	89,371	98,485
Adjustment in selling price of investment (paragraph p)	(4,815,200)	—
Elimination of capitalized legal reserve (paragraph q)	(10,205,868)	(8,176,033)
Amortization organizational and start-up costs (paragraph r)	(41,529,891)	(31,747,991)
Derivative instruments (paragraph t)	172,691,799	(12,455,147)
Fair value of long-term debt assumed (paragraph u)	1,315,974	1,226,864
Deferred income (paragraph v)	(3,741,795)	(3,028,155)
Regulated assets (paragraph w)	(41,695,323)	(29,884,982)
Reorganization of subsidiaries (paragraph x)	6,594,224	5,363,111
Effects of minority interest on the U.S. GAAP adjustments	156,319,410	230,168,015
Deferred tax effects on the U.S. GAAP adjustments	(57,415,996)	22,657,780

Shareholders’ equity in accordance with U.S. GAAP	1,217,464,918	2,413,379,730

(ii)	The changes in shareholders’ equity in U.S. GAAP as of each period-end are as follows:

	As of September 30,

	2002	2003

	ThCh$	ThCh$
Shareholders equity in accordance with U.S. GAAP - January 1,	1,168,548,977	855,615,686
Minimum dividend	12,798,173	(889,064)
Cumulative translation adjustment	19,204,809	(6,999,088)
Capital increase	—	1,458,578,602
Net income in accordance with U.S. GAAP for the period	16,912,959	107,073,594

Shareholders equity in accordance with U.S.GAAP-September 30,	1,217,464,918	2,413,379,730

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

II. Additional disclosure requirements:

(a) Basic and diluted earnings per share:

	For the nine months ended September 30,

	2002	2003

	Ch$	Ch$
Chilean GAAP (loss) earnings per share	2.05	3.08
U.S. GAAP (loss) earnings per share:
U.S. GAAP (loss) earnings per share before effect of discontinued operations	2.00	12.92
Discontinued operations (net of tax)	(0.02)	(0.01)
Basic and diluted U.S. GAAP (loss) earnings per share	1.98	12.91
Weighted average number of common shares outstanding (000’s)	8,291,020	30,404,284

The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or stock options. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

(b) Segment disclosures

The Company is primarily engaged in the distribution, generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Perú. Enersis provides these and other services through four business segments:

•	Generation

•	Distribution

•	Engineering Services and Real State

•	Corporate and other

Generation involves the generation of electricity primarily through its subsidiary Endesa-Chile. Distribution involves the supply of electricity to regulated and unregulated customers. Engineering Services and Real Estate includes engineering services and real estate development. Corporate and other includes computer-related data processing services and the sale of electric-related supplies and equipment. The Company’s reportable segments are strategic business units that offer different products and services and are managed separately. The methods of revenue recognition by segment are as follows:

•	Generation

Revenue is recognized when energy and power output is delivered and capacity is provided at rates specified under contract terms or prevailing market rates.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

•	Distribution - Operating Revenues

Revenue is recognized when energy and power is provided at rates specified under contract terms or prevailing market rates.

•	Distribution - Non Operating Revenues

Revenue is recognized as services are provided, such as public light posts, telephone poles, and other services related to distribution services.

•	Engineering Services and Real Estate

Revenue is recognized as services are provided, or when projects are sold.

•	Corporate and Other

Revenue is recognized as services are provided, or when supplies or equipment are sold.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

The following segment information has been disclosed in accordance with U.S. reporting requirements, however, the information presented has been determined in accordance with Chilean GAAP:

			Engineering
			services and	Corparate
	Generation	Distribution	Real estate	and other	Eliminations	Consolidated

2002	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffilated customers	525,526,257	1,402,498,322	22,667,650	7,824,100	—	1,958,516,329
Intersegment sales	210,675,268	38,680,253	46,924,694	32,325,281	(246,307,216)	82,298,280

Total revenues	736,201,525	1,441,178,575	69,592,344	40,149,381	(246,307,216)	2,040,814,609

Operating income	271,054,733	183,097,362	8,667,797	(6,688,295)	5,043,666	461,175,263

Participation in net income of affiliate companies	254,080	—	—	(195,939)	—	58,141

Depreciation and amortization	123,653,825	226,860,109	1,049,636	(42,931,671)	4,173,278	312,805,176

Identifiable assets including investment in related companies	6,903,681,425	7,192,901,055	152,993,021	5,049,049,663	(5,377,567,398)	13,921,051,766

Capital expenditures	93,528,000	121,812,000	181,000	335,000	—	215,856,000

			Engineering
			services and	Corparate
	Generation	Distribution	Real estate	and other	Eliminations	Consolidated

2003	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	516,539,723	1,255,637,098	25,924,642	8,194,767	—	1,806,296,230
Intersegment sales	215,882,365	10,580,834	45,263,836	27,777,286	(245,505,750)	53,998,571

Total revenues	732,422,088	1,266,217,932	71,188,478	35,972,053	(245,505,750)	1,860,294,801

Operating income	271,631,469	150,375,118	8,467,898	(3,885,348)	1,291,161	427,880,298

Participation in net income of affiliate companies	20,858,660	—	—	(52,823)	—	20,911,483

Depreciation and amortization	139,551,703	167,958,625	1,127,839	17,464,956	—	326,103,123

Identifiable assets including investment in related companies	5,844,394,616	5,614,100,871	139,034,030	4,226,117,341	(4,169,936,531)	11,653,710,327

Capital expenditures	104,508,000	93,710,000	486,000	189,000	—	198,893,000

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

A summary of activities by geographic area is as follows:

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2002
Total revenues	544,332,746	244,474,570	254,169,496	541,344,161	456,493,635	2,040,814,608

Long lived assets (net)(1)	2,449,210,539	1,696,165,646	1,326,227,852	2,207,992,032	2,883,749,549	10,563,345,618

2003
Total revenues	517,936,418	246,168,197	238,874,460	450,654,391	406,661,335	1,860,294,801

Long lived assets (net)(1)	2,128,059,918	1,366,707,589	1,114,770,642	1,785,548,487	2,402,055,495	8,797,142,131

(1) Long-lived assets include property, plant and equipment.

(c) Cash flow information:

(i)	The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	For the nine months ended September 30,

	2002	2003

	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	479,073,044	401,136,509
Effects from sale of Rio Maipo	—	4,443,636

Cash provided by operating activities under U.S. GAAP	479,073,044	405,580,145

Cash provided by (used in) financing activities under Chilean GAAP	166,419,145	(347,936,244)

Cash provided by (used in) financing activities under U.S. GAAP	166,419,145	(347,936,244)

Cash used in investing activities under Chilean GAAP	(231,947,626)	(155,185,412)
Effects from sale of Rio Maipo	—	(4,443,636)

Cash used in investing activities under U.S. GAAP	(231,947,626)	(159,629,048)

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(ii)	Cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	For the nine months ended September 30,

	2002	2003

	ThCh$	ThCh$
Cash	46,909,245	27,825,616
Time deposits	197,533,407	322,583,969
Marketable securities	96,758	12,361,059
Other current assets	58,848,535	13,086,892

Total cash and cash equivalents	303,387,945	375,857,536

(iii)	Additional disclosures required under U.S. GAAP are as follows:

	For the nine months ended September 30,

	2002	2003

	ThCh$	ThCh$
Interest paid during the year	374,936,744	422,272,313
Income taxes paid during the year	143,952,279	320,388,990

(d) Reclassification to U.S. GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense, would be included in operating income. Recoverable taxes included in other non-operating revenues would be recorded as part of income taxes under U.S. GAAP. Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with U.S. GAAP. Under Chilean GAAP the operations of Rio Maipo was consolidated until January 1, 2003 (was sold in April 30, 2003), in accordance with US GAAP, revenues by amount of ThCH$14,462,630 and cost by amount of ThCH$10,817,530 were reclassified from Non-operating expense to Operating income. The following reclassifications included in the column labeled “Reclassifications” disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP:

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

	For the nine months ended September 30, 2002

	Chilean GAAP		U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	461,175,263	(156,638,993)	304,536,270
Non-operating expense, net	(230,908,037)	173,439,889	(57,468,148)
Income taxes	(83,506,853)	—	(83,506,853)
Minority interest	(146,161,442)	—	(146,161,442)
Equity participation in income of related companies, net	—	58,140	58,140
Amortization of negative goodwill	41,093,950	(41,093,950)	—

Net income before extraordinary items	41,692,881	(24,234,914)	17,457,967
Extraordinary items	(24,234,914)	24,234,914	—

Net income	17,457,967	—	17,457,967

	For the nine months ended September 30, 2003

	Chilean GAAP		U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	427,880,298	(43,007,967)	384,872,331
Non-operating expense, net	(319,103,442)	69,932,980	(249,170,462)
Income taxes	(77,410,042)	—	(77,410,042)
Minority interest	(53,666,479)	—	(53,666,479)
Equity participation in income of related companies, net	—	20,911,483	20,911,483
Amortization of negative goodwill	47,836,496	(47,836,496)	—

Net income	25,536,831	—	25,536,831

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP. Real estate properties under development and construction-in-progress are included in current assets as inventory in Chilean GAAP and under U.S. GAAP such assets would have been included as property, plant and equipment. Additionally, the regulated asset recorded during 2001 by Coelce and Cerj, Brazilian subsidiaries, has been partially recorded in trade receivables and an additional component was recorded in current assets by Coelce under Chilean GAAP. However, under U.S. GAAP the presentation of these regulated assets should be classified as non-current assets as the recovery of these assets is not expected in the short term.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

The effect of the following reclassifications included in the column labeled “Reclassifications” discloses amounts using a U.S. GAAP presentation although the amounts displayed have been determined in accordance with Chilean GAAP:

	As of September 30, 2002

	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Current assets	1,435,894,603	(77,285,488)	1,358,609,115
Property, plant an equipment, net	10,563,345,618	27,740,147	10,591,085,765
Other assets	1,921,811,545	25,935,199	1,947,746,744

Total assets	13,921,051,766	(23,610,142)	13,897,441,624

Current liabilities	2,402,041,088	—	2,402,041,088
Long-term liabilities	5,701,838,973	(23,610,142)	5,678,228,831
Minority interest	4,535,580,184	—	4,535,580,184
Shareholders’s equity	1,281,591,521	—	1,281,591,521

Total liabilities and shareholders’ equity	13,921,051,766	(23,610,142)	13,897,441,624

	As of ended September 30, 2003

	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Current assets	1,226,218,472	(44,821,657)	1,181,396,815
Property, plant an equipment, net	8,797,142,131	20,523,836	8,817,665,967
Other assets	1,630,349,724	10,176,267	1,640,525,991

Total assets	11,653,710,327	(14,121,554)	11,639,588,773

Current liabilities	1,161,558,853	(36,252)	1,161,522,601
Long-term liabilities	4,331,090,999	(14,085,302)	4,317,005,697
Minority interest	3,690,105,509	—	3,690,105,509
Shareholders’s equity	2,470,954,966	—	2,470,954,966

Total liabilities and shareholders’ equity	11,653,710,327	(14,121,554)	11,639,588,773

(e) Comprehensive income (loss)

In accordance with U.S. GAAP, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other-than transactions with owners (“comprehensive income”). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders’ equity.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

The following represents accumulated other comprehensive income balances as of September 30, 2002 and 2003 (in thousands of constant Chilean pesos as of September 30, 2003).

	2002

	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	29,222,655	(3,764,977)	25,457,678
Credit (charge) for the period	36,085,753	(16,880,944)	19,204,809

Ending balance	65,308,408	(20,645,921)	44,662,487

	2003

	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	49,847,969	(16,305,129)	33,542,840
Credit (charge) for the period	(29,861,699)	22,862,611	(6,999,088)

Ending balance	19,986,270	6,557,482	26,543,752

(f) Recent accounting pronouncements

In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, “Combinación de Negocios Inversiones Permanentes y Consolidación de Estados Financieros”. This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”). This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, this liability is accreted to its present value, and the capitalized cost is

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. If the Company reported in accordance with U.S. GAAP, the Company would be required to adopt SFAS No. 143 effective January 1, 2003. From 2003, the company has adopted FASB 143 and has not identified situations requiring adjustments to meet US GAAP requirements.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002, although early application is encouraged. Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for classification as an extraordinary item shall be reclassified. Debt extinguishments used as part of an entity’s risk management strategy represent one example of debt extinguishments that do not meet the criteria for classification as extraordinary items in APB Opinion No. 30. From January 1, 2003, the Company has implemented FASB 145 and has not identified reclassifications which have to be performed for the nine-month periods ended September 30, 2002 and 2003.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement N°149 (SFAS N°149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. FAS N° 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS N°133. SFAS N°149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS N°133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company has implemented FASB 149 and has not identified effects on the results of its operations, financial position and cash flow.

In June, 2003, the Financial Accounting Standards Board (“FASB”)issued Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within a company’s scope as liabilities. Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. The Company has implemented FASB 150 and has not identified effects on the result of its operations, financial position and cash flow.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

In January, 2003, Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables,” was issued , which is applicable for all revenue arrangements of this nature entered into after June 15, 2003. This EITF applies to all deliverables within contractually binding arrangements in all industries in which a vendor will perform multiple revenue-generating activities with certain exceptions. The application guidance contains guidance on 1) how these arrangements should be measured; 2) whether the arrangement should be divided into separate units of accounting, and 3) how the arrangement consideration should be allocated among the separate units of accounting. The Company has implemented EITF 00-21 and has not identified effects on the result of its operations, financial position and its cash flow.

EITF Issue No. 01-08, “Determining Whether an Arrangement Contains a Lease.” In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The company has historically provided and leased storage capacity to outside parties as well as entered into supply capacity agreements both as the lessee and as a lessor. Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. Should capital-lease treatment be necessary, purchasers of transportation and storage services in the arrangements would be required to recognize assets on their balance sheets. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for as transportation and storage purchases or sales arrangements.

The company does not anticipate that the adoption of EITF Issue No. 01-08 will have a material effect on its consolidated results of operations, cash flows or financial position.

EITF Issue No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes. ” In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. Enersis does not anticipate that the adoption of EITF Issue No. 03-11 will have a material effect on its consolidated results of operations, cash flows or financial position.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, “Accounting for Contingencies”. The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor’s having to make payments under the guarantee is remote. The Interpretation’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after September 30, 2002, irrespective of the guarantor’s fiscal year-end. The Company has implemented FIN 45 during September 30, 2002, noting no adjustments to US GAAP were necessary as the fair values of all direct and indirect guarantees were zero, see Note 28 for a detail of the Company’s guarantees.

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R” or the “Interpretation”). FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities (“VIEs”), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company is evaluating whether the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations. The Company did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is following the guidance of SAB 104.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis S.A.

Date: February 19, 2004	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer